UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 4, 2026

MasterCraft Boat Holdings, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-37502	06-1571747
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 Cherokee Cove Drive
Vonore, Tennessee		37885
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 423 884-2221

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	MCFT	The Nasdaq Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On February 5, 2026, MasterCraft Boat Holdings, Inc., a Delaware corporation (“MasterCraft”), Titan Merger Sub 1, Inc., a Delaware corporation and a direct wholly owned subsidiary of MasterCraft (“Merger Sub I”), Titan Merger Sub 2, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of MasterCraft (“Merger Sub II”), and Marine Products Corporation, a Delaware corporation (“Marine Products”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).

The Merger Agreement, among other things, provides for the combination of MasterCraft and Marine Products in a stock-and-cash transaction whereby (i) Merger Sub I will merge with and into Marine Products (the “First Merger”), with Marine Products surviving the First Merger as a direct wholly owned subsidiary of MasterCraft, and (ii) immediately following the First Merger, Marine Products will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of MasterCraft. The transactions contemplated by the Merger Agreement, including the Mergers, are referred to herein as the “Transactions” and the consummation of the Transactions is referred to herein as the “Closing”.

Merger Consideration

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the First Merger (the “First Effective Time”), each share of Marine Products common stock, par value $0.10 per share (“Marine Products Common Stock”), will be converted into the right to receive 0.232 shares (the “Stock Consideration”) of MasterCraft common stock, par value $0.01 per share (“MasterCraft Common Stock”) and $2.43 in cash, without interest (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”).

Treatment of Marine Products Equity Awards

Immediately prior to the First Effective Time, each outstanding Marine Products restricted stock award (“RSAs”) will accelerate and vest in full and be treated in the same manner as shares of Marine Products Common Stock for purposes of receiving the Merger Consideration, except that RSAs awarded in 2026 and held by employees who continue with the combined company following the Closing (the “Assumed RSAs”) will convert into MasterCraft RSAs, with the same time-vesting restrictions as the existing RSAs, provided that the Assumed RSAs will also include double-trigger change-in-control vesting provisions following the Mergers. In addition, each unvested Marine Products performance stock unit (“PSU”) with an incomplete performance period as of the Closing will vest based on “target” performance and be treated in the same manner as shares of Marine Products Common Stock for purposes of receiving the Merger Consideration, while each unvested Marine Products PSU with a completed performance period as of the Closing will vest based on “actual” performance and be treated in the same manner as shares of Marine Products Common Stock for purposes of receiving the Merger Consideration.

Governance Matters

Under the terms of the Merger Agreement, prior to, and conditioned upon the occurrence of, the First Effective Time, MasterCraft will take all actions necessary to increase the size of the board of directors of MasterCraft (the “MasterCraft Board”) from seven members to ten members, and to add Timothy Rollins, Callum Macgregor and Stephen Lewis to the MasterCraft Board.

No-Shop Restrictions

The Merger Agreement contains customary “no shop” restrictions on the ability of MasterCraft, Marine Products, and their respective representatives to, among other things, solicit alternative acquisition proposals, to furnish information to, and to participate in discussions or negotiations with, third parties regarding any alternative acquisition proposals, subject to a customary “fiduciary out” provision.

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Termination and Fees

The Merger Agreement may be terminated under certain customary circumstances, including by either MasterCraft or Marine Products if the Mergers are not completed by August 5, 2026, which may be extended to November 5, 2026 under certain circumstances. The Merger Agreement also provides for certain termination rights for each of MasterCraft and Marine Products, and that, upon termination of the Merger Agreement, MasterCraft or Marine Products, as the case may be, will pay to the other party a termination fee equal to $11.6 million in cash under certain specified circumstances, including relating to changes of recommendation by the board of directors of such party or the termination of the Merger Agreement by such party in order to enter into a definitive agreement with respect to a “superior proposal”.

Closing Conditions

The completion of the Mergers is subject to customary closing conditions, including, but not limited to: (i) the approval of the Merger Agreement by the affirmative vote of the holders of a majority in voting power of the outstanding Marine Products Common Stock entitled to vote thereon, (ii) the approval of the issuance of shares of MasterCraft Common Stock to be issued in the First Merger by the affirmative vote of the holders of a majority in voting power of the outstanding MasterCraft Common Stock present in person or by proxy and entitled to vote thereon at a meeting of MasterCraft stockholders, (iii) the absence of any injunction or order by any court or other governmental entity restraining, enjoining, preventing or otherwise prohibiting the consummation of the Mergers, (iv) the shares of MasterCraft Common Stock to be issued in the First Merger being approved for listing on the Nasdaq, (v) the effectiveness of the registration statement on Form S-4 pursuant to which the shares of MasterCraft Common Stock to be issued in the First Merger will be registered with the U.S. Securities and Exchange Commission (the “SEC”), (vi) the expiration or termination of the waiting period (and any extension thereof) required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and (vii) the absence of a material adverse effect with respect to each of MasterCraft and Marine Products.

Other Terms of the Merger Agreement

MasterCraft and Marine Products have each made customary representations, warranties and covenants in the Merger Agreement, in each case generally subject to customary materiality qualifiers. Among other things, each party has agreed, subject to certain exceptions, to conduct its business in the ordinary course, from the date of the Merger Agreement until the earlier of the First Effective Time and the termination of the Merger Agreement, and not to take certain actions prior to the Closing without the prior written consent of the other party.

The foregoing summary of the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a form of which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

The Merger Agreement and the above description of the Merger Agreement have been included to provide investors and security holders with information regarding the terms of the Merger Agreement. They are not intended to provide any other factual information about MasterCraft, Marine Products or their respective subsidiaries. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of MasterCraft, Marine Products or any of their respective subsidiaries. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by MasterCraft. Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about MasterCraft or Marine Products and their respective subsidiaries that MasterCraft includes in reports, statements and other filings it makes with the SEC.

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Ancillary Agreements

Concurrently with the execution of the Merger Agreement, on February 5, 2026, MasterCraft entered into (i) a voting agreement (the “Voting Agreement”) with Marine Products and certain stockholders of Marine Products (the “Specified Stockholders”), (ii) a stockholders agreement (the “Stockholders Agreement”) with the Specified Stockholders and (iii) a registration rights agreement (the “Registration Rights Agreement”) with LOR, Inc. (“LOR”), an entity affiliated the Specified Stockholders.

Voting Agreement

Pursuant to the Voting Agreement, each of the Specified Stockholders has agreed, among other things, to vote, or cause to be voted, all of the shares of Marine Products Common Stock beneficially owned by such Specified Stockholder in favor of the adoption of the Merger Agreement and against any Marine Products alternative acquisition proposal, in each case, subject to certain conditions.

As of the date of the Merger Agreement, the Specified Stockholders collectively held approximately 69.1% of the total voting power of the outstanding shares of Marine Products Common Stock. The obligations of the Specified Stockholders are subject to a cap if the aggregate voting power of the covered shares would exceed 35% following a recommendation change by the Marine Products Board, in which case voting obligations are reduced pro rata to the cap and shares not subject to the agreement may be voted at the Specified Stockholders’ discretion. The Voting Agreement also contains restrictions on, among other things, the transfer of shares of Marine Products Common Stock held by the Specified Stockholders.

Stockholders Agreement

The Stockholders Agreement provides for transfer restrictions, including lock-ups on transfers by the Specified Stockholders whereby 50% of the shares are subject to a lock-up that expires six months after the Closing and the remaining 50% are subject to a lock-up that expires one year after the Closing, in each case subject to customary permitted transfers on specified terms and conditions. In addition, from the Closing and until the expiration date defined therein, the Specified Stockholders, acting by majority consent, have the right to nominate up to two directors (one “Family Designee” (initially Timothy Rollins) and one “Independent Designee” (initially Callum MacGregor)) while the Specified Stockholders beneficially own at least 15% of the total voting power of the MasterCraft Common Stock, and one Family Designee while the Specified Stockholders beneficially own at least 10% but less than 15% of the total voting power of the MasterCraft Common Stock. The stockholder-designated directors are entitled to the same rights and privileges as other directors, including indemnification, exculpation, reimbursement, and director and officer insurance to the same extent as other directors. From the Closing until the earlier of (i) the second anniversary of the Closing and (ii) the date on which the Specified Stockholders cease to beneficially own, in the aggregate, at least 15% of the total voting power of the MasterCraft Common Stock (the “Standstill Termination Date”), the Specified Stockholders have agreed to certain voting commitments and standstill restrictions, including voting in favor of directors nominated and recommended by the MasterCraft Board, voting against non-board approved director nominations and removal proposals, and refraining from specified solicitations, proposals, acquisitions, group formations, special meeting demands and other actions, in each case subject to stated exceptions.

The Stockholders Agreement terminates automatically upon the last to occur of the first anniversary of closing, the “expiration date” (defined by ownership thresholds) and the Standstill Termination Date, and is conditioned on the Closing.

Registration Rights Agreement

The Registration Rights Agreement provides LOR and certain of its affiliates (collectively, the “Selling Stockholders”) and their permitted transferees the right to require, subject to certain conditions and limitations, MasterCraft to register for resale all MasterCraft securities held by such stockholders no later than 120 days following the Closing, and also provides customary piggy back registration rights with respect to registrations initiated by MasterCraft. The Registration Rights Agreement allows the Selling Stockholders to make up to two

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demands for underwritten shelf takedowns per year (each an “Underwritten Shelf Takedown”), subject to a maximum of ten takedowns in total and a minimum requirement that at least $25 million of MasterCraft Common Stock, in the aggregate, be included in each takedown. In the event a Selling Stockholder requests an Underwritten Shelf Takedown, MasterCraft has the option to purchase 100% of the securities proposed to be sold in such Underwritten Shelf Takedown at a cash purchase price equal to the five-day volume weighted average price per share of MasterCraft Common Stock for the five consecutive trading days ending on (and including) the trading day immediately prior to the applicable holder’s delivery of the underwritten demand notice to MasterCraft. In addition, LOR has agreed, following closing of the first Underwritten Shelf Takedown to pay MasterCraft $350,000 for fees and expenses incurred by MasterCraft under the Registration Rights Agreement. The agreement also contains customary provisions relating to indemnification.

The foregoing summaries of the Voting Agreement, the Stockholders Agreement and the Registration Rights Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreements, copies of which are attached hereto as Exhibits 10.1, 10.2 and 10.3, respectively, and are incorporated herein by reference.

Amended Credit Facility

On February 5, 2026, MasterCraft entered into a fifth amendment (the “Fifth Amendment”) to its existing credit agreement (the “Credit Agreement”) with JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto. The Fifth Amendment, among other things, (i) adds Wells Fargo Bank, N.A., as a joint lead arranger, (ii) expressly permits the Transactions, (iii) reduces the aggregate revolving commitments to $75 million (iv) extends the revolving maturity to 2031 and (v) increases the uncommitted accordion capacity to up to an additional $100 million, in each case subject to the terms set forth therein. The Fifth Amendment also updates the pricing grid and provides that, until delivery of MasterCraft’s consolidated financial information for the first fiscal quarter ending after the Fifth Amendment effective date, the Applicable Rate will be the Category 4 level, each as defined in the Credit Agreement.

The Fifth Amendment revises certain financial covenants, including replacing the fixed charge coverage ratio with an interest coverage ratio set at a minimum of 3.00 to 1.00 and conforming related pro forma calculation provisions, while retaining the total net leverage ratio covenant as set forth in the Credit Agreement. It modifies restricted payment provisions by, among other things, permitting restricted payments necessary to consummate the Transactions and increasing the general capacity to the greater of $20 million and 50.00% of EBITDA in any twelve-month period, subject to the conditions in the Credit Agreement. The Fifth Amendment also increases flexibility under the indebtedness covenant by adding a general unsecured indebtedness basket in an amount not exceeding the greater of $5 million and 7.50% of EBITDA at any time outstanding.

The foregoing summary of the Fifth Amendment does not purport to be complete and is qualified in its entirety by reference to the Fifth Amendment, a copy of which is filed as Exhibit 10.4 to this Current Report on Form 8-K and incorporated herein by reference.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 of this Current Report on Form 8-K under the heading “Amended Credit Facility” is incorporated by reference in this Item 2.03.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 4, 2026, MasterCraft adopted an Executive Severance Plan (the “Executive Severance Plan”), which provides MasterCraft’s Chief Executive Officer, Bradley M. Nelson, and other designated executives, including the Chief Financial Officer, W. Scott Kent, severance protection upon certain terminations of employment, including in connection with a change in control. Under the Executive Severance Plan, a “qualified termination” generally includes an involuntary termination without cause or a resignation for good reason (with notice and cure), for a two-year period following a change in control. During the change in control period, severance includes a cash

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severance equal to 2.0x base salary for the Chief Executive Officer and 1.5x base salary for the other designated executives, a pro-rated annual bonus based on the greater of extrapolated actual or target performance (measured as of the change of control), full vesting of time-based equity, full vesting of performance based awards based on the greater of extrapolated actual or target performance (measured as of the change in control), a cash payment for health continuation, and up to $5,000 in outplacement. Outside a change in control period, severance for the Chief Executive Officer and the other designated executives includes a cash severance equal to 1.5x or 1.0x base salary, respectively, a pro-rated annual bonus (based on actual performance at the end of the performance period), partial vesting of time-based equity and pro-rated vesting of performance-based awards (based on actual performance at the end of the performance period), a cash payment for health continuation, and up to $5,000 in outplacement. Payment of severance is conditioned on customary restrictive covenants (including a non-compete) and a general release.

The foregoing summary of the Executive Severance Plan does not purport to be complete and is qualified in its entirety by reference to the Executive Severance Plan, a copy of which is filed as Exhibit 10.5 to this Current Report on Form 8-K and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are being furnished as part of this report:

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of February 5, 2026, by and among MasterCraft Boat Holdings, Inc., Titan Merger Sub 1, Inc., Titan Merger Sub 2, LLC and Marine Products Corporation*

10.1	Voting Agreement, dated as of February 5, 2026, by and among MasterCraft Boat Holdings, Inc., Marine Products Corporation and certain stockholders identified in an exhibit thereto*

10.2	Stockholders Agreement, dated as of February 5, 2026, by and among MasterCraft Boat Holdings, Inc. and the stockholders identified in an exhibit thereto*

10.3	Registration Rights Agreement, dated as of February 5, 2026, by and among MasterCraft Boat Holdings, Inc. and LOR, Inc.*

10.4	Fifth Amendment to the Credit Agreement*

10.5†	Executive Severance Plan

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Indicates management contract or compensatory plan.

*	Schedules (or similar attachments) have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplemental copies of any of the omitted schedules (or similar attachments) upon request by the SEC; provided that the registrant may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules (or similar attachments) so furnished.

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Forward Looking Statements

This Current Report on Form 8-K (this “Current Report”) includes forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). Forward-looking statements can often be identified by such words and phrases as “believes,” “anticipates,” “expects,” “intends,” “estimates,” “may,” “will,” “should,” “continue” and similar expressions and comparable terminology or the negative thereof.

Forward-looking statements are subject to risks, uncertainties and other important factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including, but not limited to: (i) the anticipated financial performance of the combined company; (ii) the expected synergies and efficiencies to be achieved as a result of the Transactions; (iii) expectations regarding the diversification and complementary nature of brand portfolios; (iv) expectations regarding the complementary nature of dealer networks; (v) expectations regarding enhancements to the manufacturing platform and technological innovation; (vi) the financial profile and profitability of the combined company; (vii) expectations regarding cost savings; (viii) expectations regarding the combined company’s employees, vendors, dealers and manufacturing operations; (ix) expectations regarding the realization of benefits of the Transactions and the timing associated with realization thereof; and (x) the receipt of all necessary approvals to close the Transactions and the timing associated therewith. These and other important factors discussed under the caption “Risk Factors” in MasterCraft’s Annual Report on Form 10-K for the fiscal year ended June 30, 2025, filed with the SEC on August 27, 2025, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings made with the SEC, and Marine Products’ Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 28, 2025, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings made with the SEC, in each case could cause actual results to differ materially from those indicated by the forward-looking statements. The discussion of these risks is specifically incorporated by reference into this Current Report.

Any such forward-looking statements represent estimates as of the date of this Current Report. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this Current Report. MasterCraft undertakes no obligation (and expressly disclaims any obligation) to update or supplement any forward-looking statements that may become untrue or cause our views to change, whether because of new information, future events, changes in assumptions or otherwise. Comparisons of results for current and prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

Additional Information and Where to Find It

In connection with the Transactions, MasterCraft intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of MasterCraft Common Stock to be issued in the Transactions and a joint proxy statement/prospectus for MasterCraft’s and Marine Products’ respective stockholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to stockholders of MasterCraft and Marine Products. Each of MasterCraft and Marine Products may also file with or furnish to the SEC other relevant documents regarding the Transactions. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that MasterCraft and Marine Products may mail to their respective stockholders in connection with the Transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTIONS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT MASTERCRAFT, MARINE PRODUCTS AND THE TRANSACTIONS.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from MasterCraft at its website, www.mastercraft.com, or from Marine Products at its website, www.marineproductscorp.com. Documents filed with the SEC by MasterCraft will be available free of charge by accessing the investor section of MasterCraft’s website, www.investors.mastercraft.com, or, alternatively,

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by directing a request by email to MasterCraft at investorrelations@mastercraft.com and documents filed with the SEC by Marine Products will be available free of charge by accessing Marine Products’ website at www.marineproductscorp.com under the heading Investor Relations or, alternatively, by directing a request by email to Marine Products at jlarge@marineproductscorp.com.

Participants in the Solicitation

MasterCraft, Marine Products and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of MasterCraft and Marine Products in connection with the Transactions under the rules of the SEC. Information about MasterCraft’s directors and executive officers is available in MasterCraft’s proxy statement dated September 15, 2025 for its 2025 Annual Meeting of Stockholders (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1638290/000119312525202806/mcft-20250909.htm). To the extent holdings of MasterCraft Common Stock by the directors and executive officers of MasterCraft have changed from the amounts of MasterCraft Common Stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001638290). Information about Marine Products’ directors and executive officers is available in Marine Products’ proxy statement dated March 12, 2025 for its 2025 Annual Meeting of Stockholders (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1129155/000155837025002755/mpx-20250422xdef14a.htm). To the extent holdings of Marine Products Common Stock by the directors and executive officers of Marine Products have changed from the amounts of Marine Products Common Stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001129155). Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the Transactions when they become available. Investors should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the SEC’s website at www.sec.gov or from MasterCraft or Marine Products using the sources indicated above.

No Offer or Solicitation

This Current Report does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 5, 2026	MASTERCRAFT BOAT HOLDINGS, INC.

	By:	/s/ W. Scott Kent
W. Scott Kent
Chief Financial Officer

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Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

MASTERCRAFT BOAT HOLDINGS, INC.,

TITAN MERGER SUB 1, INC.,

TITAN MERGER SUB 2, LLC,

and

MARINE PRODUCTS CORPORATION

Dated as of February 5, 2026

ii

iii

Exhibits:

Exhibit A	Form of Voting Agreement

Exhibit B	Form of Registration Rights Agreement

Exhibit C	Form of Stockholders Agreement

Exhibit D	A&R LLC Agreement of Merger II Surviving Company

iv

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of February 5, 2026 (this “Agreement”), is made by and among MasterCraft Boat Holdings, Inc., a Delaware corporation (“Parent”); Titan Merger Sub 1, Inc., a Delaware corporation and a wholly owned, direct Subsidiary of Parent (“Merger Sub I”); Titan Merger Sub 2, LLC, a Delaware limited liability company and a wholly owned, direct Subsidiary of Parent (“Merger Sub II”); and Marine Products Corporation, a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 8.4 or as otherwise defined elsewhere in this Agreement, unless the context clearly indicates otherwise.

WHEREAS, the Parties intend to effect a business combination pursuant to which, first, Merger Sub I will merge with and into the Company, with the Company continuing as the surviving corporation of such merger (“Merger I”), and then second, immediately after the consummation of Merger I, the Company will merge with and into Merger Sub II, with Merger Sub II continuing as the surviving company of such merger (“Merger II” and together with Merger I, collectively the “Mergers”);

WHEREAS, for U.S. federal income Tax purposes, it is intended (i) that the Mergers, taken together, constitute a single, integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code, and (ii) that this Agreement constitutes a plan of reorganization for purposes of Section 368 of the Code and within the meaning of U.S. Treasury Regulation Sections 1.368-2(g) and 1.368-3;

WHEREAS, the board of directors of Parent (the “Parent Board”) has, upon the terms and subject to the conditions set forth herein, unanimously (a) determined that the transactions contemplated by this Agreement and the other Transaction Documents, including the Mergers and the Parent Common Share Issuance (as defined below), are advisable, fair to, and in the best interests of Parent and its stockholders in their capacity as such, (b) approved, adopted and declared advisable this Agreement, the other Transaction Documents and the transactions contemplated thereby and thereby, including the Mergers and the Parent Common Share Issuance, and approved Parent’s execution, delivery and performance of this Agreement and the other Transaction Documents, and the consummation by Parent of the transactions contemplated hereby and thereby, including the Mergers and the issuance of Parent Common Shares pursuant to Merger I (the “Parent Common Share Issuance”), (c) directed that the Parent Common Share Issuance be submitted to the stockholders of Parent for their approval and (d) recommended that Parent’s stockholders approve the Parent Common Share Issuance (this clause (d), the “Parent Board Recommendation”);

WHEREAS, the board of directors of the Company (the “Company Board”) established a special committee of the Company Board (the “Special Committee”), consisting solely of “disinterested directors” (as defined in Section 144 of the DGCL), to, among other things, (i) review, evaluate and negotiate the terms and conditions, and determine the advisability of a potential transaction (such transaction, together with any alternatives thereto, the “Potential Transaction”) in which the Company may enter into a merger or other business combination transaction with one or more entities affiliated with Parent and any documents, agreements or other instruments to be entered into by the Company in connection with any Potential Transaction, (ii) recommend to the Company Board what action should be taken by the Company Board and the Company with respect to the Potential Transaction and any documents, agreements or other instruments to be entered into by the Company in connection with any Potential Transaction, and (iii) take any and all other actions it deems necessary and advisable in light of the Potential Transaction;

WHEREAS, the Special Committee, has, upon the terms and subject to the conditions set forth herein, unanimously (a) determined that this Agreement, the other Transaction Documents and the transactions contemplated by this Agreement and the other Transaction Documents, including the Mergers, are advisable, fair to and in the best interests of, the Company and the Unaffiliated Stockholders and (b) recommended that the Company Board (i) determine that this Agreement, the other Transaction Documents and the transactions contemplated by this Agreement and the other Transaction Documents, including the Mergers, are advisable, fair to and in the best interests of, the Company and the Unaffiliated Stockholders, (ii) approve, adopt and declare advisable this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, including the Mergers, and (iii) direct that this Agreement be submitted to the stockholders of the Company for their adoption and recommend that the Company’s stockholders adopt this Agreement pursuant to Section 251 of the DGCL (this clause (b), the “Special Committee Recommendation”);

WHEREAS, acting upon the Special Committee Recommendation, the Company Board has, upon the terms and subject to the conditions set forth herein, unanimously (a) determined that this Agreement, the other Transaction Documents and the transactions contemplated by this Agreement and the other Transaction Documents, including the Mergers, are advisable, fair to and in the best interests of the Company and its stockholders in their capacity as such, including the Unaffiliated Stockholders, (b) approved, adopted, and declared advisable this Agreement, the other Transaction Documents, and the transactions contemplated hereby and thereby, including the Mergers, (c) directed that this Agreement be submitted to the stockholders of the Company for their adoption and (d) recommended that the Company’s stockholders adopt this Agreement pursuant to Section 251 of the DGCL (this clause (d), the “Company Board Recommendation”);

WHEREAS, the board of directors of Merger Sub I has, upon the terms and subject to the conditions set forth herein, (a) determined that the transactions contemplated by this Agreement, including Merger I, are advisable, fair to and in the best interests of Merger Sub I and its sole stockholder, (b) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including Merger I, and approved Merger Sub I’s execution, delivery and performance of this Agreement and the consummation by Merger Sub I of the transactions contemplated hereby, including Merger I, (c) directed that this Agreement be submitted to the sole stockholder of Merger Sub I for its adoption and (d) recommended that the sole stockholder of Merger Sub I adopt this Agreement;

WHEREAS, Parent, in its capacity as the sole stockholder of Merger Sub I has delivered a written consent in accordance with the DGCL and the certificate of incorporation and bylaws of Merger Sub I, approving and adopting this Agreement and the transactions contemplated hereby, including Merger I, which consent by its terms is effective immediately following the execution and delivery of this Agreement;

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WHEREAS, concurrently with the execution and delivery of this Agreement, the Specified Stockholders, the Company and Parent have entered into a voting agreement in the form attached hereto as Exhibit A (the “Voting Agreement”);

WHEREAS, concurrently with the execution and delivery of this Agreement, LOR and Parent have entered into a registration rights agreement in the form attached hereto as Exhibit B (the “Registration Rights Agreement”);

WHEREAS, concurrently with the execution and delivery of this Agreement, the Specified Stockholders and Parent have entered into a stockholders agreement in the form attached hereto as Exhibit C (the “Stockholders Agreement”);

WHEREAS, Parent, in its capacity as the sole member of Merger Sub II has approved and adopted this Agreement and the transactions contemplated hereby, in accordance with the limited liability company agreement of Merger Sub II and Section 18-209 of the DLLCA; and

WHEREAS, Parent, Merger Sub I, Merger Sub II, and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe various conditions to the Mergers.

NOW, THEREFORE, in consideration of the foregoing, and the covenants, premises, representations and warranties and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the Parties agree as follows:

ARTICLE I

THE MERGERS

Section 1.1 Merger I.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the First Effective Time, by virtue of Merger I and automatically without any action on the part of the Parties hereto, Merger Sub I shall be merged with and into the Company. As a result of Merger I, the separate corporate existence of Merger Sub I shall cease, and the Company shall continue as the surviving corporation of Merger I and a Subsidiary of Parent (the “Merger I Surviving Corporation”). Merger I shall be effected pursuant to Section 251 of the DGCL and shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the First Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub I shall vest in the Merger I Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub I shall become the debts, liabilities and duties of the Merger I Surviving Corporation, in each case, as provided under the DGCL.

(b) At the First Effective Time, by virtue of Merger I and without the necessity of further action by the Company or any other Person, (i) the certificate of incorporation of the Company as in effect immediately prior to the First Effective Time shall be the certificate of incorporation of the Merger I Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law, and (ii) the bylaws of the Company as in effect immediately prior to the First Effective Time shall be the bylaws of the Merger I Surviving Corporation until thereafter changed or amended as provided therein and in the certificate of incorporation of the Merger I Surviving Corporation and by applicable Law.

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(c) Notwithstanding anything in this Agreement to the contrary, if, at any time during the period between the date of this Agreement and the First Effective Time, any change in the outstanding Equity Interests of the Company or Parent shall occur as a result of any reorganization, reclassification, recapitalization, stock split (including a reverse stock split), subdivision or combination, exchange or readjustment of all or substantially all such outstanding shares, or any stock dividend or stock distribution (including any dividend or other distribution of securities convertible into Company Shares) with a record date during such period, the Merger Consideration and any other similarly dependent items, as the case may be, will be equitably adjusted to reflect such change and provide the holders of each Company Share and Company Equity Award the same economic effect as contemplated by this Agreement prior to such event.

Section 1.2 Merger II.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL and DLLCA, immediately after the First Effective Time, by virtue of Merger II and automatically without any action on the part of the Parties hereto, the Merger I Surviving Corporation shall be merged with and into Merger Sub II. As a result of Merger II, the separate corporate existence of the Merger I Surviving Corporation shall cease, and Merger Sub II shall continue as the surviving company of Merger II and a Subsidiary of Parent (the “Merger II Surviving Company”). Merger II shall be effected pursuant to Section 18-209 of the DLLCA and Section 264 of the DGCL and shall have the effects set forth in this Agreement and the applicable provisions of the DLLCA and the DGCL. Without limiting the generality of the foregoing, upon the consummation of Merger II, all of the property, rights, privileges, immunities, powers and franchises of the Merger I Surviving Corporation and Merger Sub II shall vest in the Merger II Surviving Company, and all of the debts, liabilities and duties of the Merger I Surviving Corporation and Merger Sub II shall become the debts, liabilities and duties of the Merger II Surviving Company, in each case, as provided under the DGCL and the DLLCA.

(b) Upon the consummation of Merger II, by virtue of Merger II and without the necessity of further action by the Merger I Surviving Corporation or any other Person, (i) the certificate of formation of Merger Sub II as in effect immediately prior to the Second Effective Time shall be the certificate of formation of the Merger II Surviving Company until thereafter changed or amended as provided therein or by applicable Law, and (ii) the limited liability company agreement of the Merger II Surviving Company as in effect immediately prior to the Second Effective Time shall be amended and restated to read in its entirety in the form of the limited liability company agreement set forth on Exhibit D and, as so amended and restated, shall be the limited liability company agreement of the Merger II Surviving Company until thereafter changed or amended as provided therein and by applicable Law.

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Section 1.3 Closing and Effective Times of the Mergers. The closing of the transactions contemplated by this Agreement (including the Mergers) (the “Closing”) will take place at 8:00 a.m., New York City time, on the third (3rd) Business Day after satisfaction or waiver of all of the applicable conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing) (the “Closing Date”), by electronic exchange of documents, unless another time, date or place is agreed to in writing by the Parties. Upon the terms and subject to the conditions set forth in this Agreement, as promptly as reasonably practicable on the Closing Date, (i) the Company shall cause a certificate of merger with respect to Merger I that satisfies the applicable requirements of the DGCL and is in a form reasonably acceptable to the Parties (the “Merger I Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL, and the Company and Merger Sub I shall make all other filings required under the DGCL in connection with the consummation of Merger I, and (ii) immediately after the filing of the Merger I Certificate of Merger, Merger Sub II shall cause a certificate of merger with respect to Merger II that satisfies the applicable requirements of the DLLCA and the DGCL and is in a form reasonably acceptable to the Parties (the “Merger II Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DLLCA and the DGCL, and the Merger I Surviving Corporation and Merger Sub II shall make all other filings required under the DLLCA and the DGCL in connection with the consummation of Merger II. Merger I shall become effective at the time the Merger I Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware, or such later date and time as is agreed upon by the Parties and specified in the Merger I Certificate of Merger (such date and time at which Merger I becomes effective hereinafter referred to as the “First Effective Time”). Merger II shall become effective at the time the Merger II Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware, or such later date and time as is agreed upon by the Parties and specified in the Merger II Certificate of Merger (such date and time at which Merger II becomes effective hereinafter referred to as the “Second Effective Time”).

Section 1.4 Governance Matters.

(a) Parent shall take all action necessary to cause, effective as of the First Effective Time, Timothy Rollins, Stephen E. Lewis, and Callum Macgregor to be appointed to the Parent Board (each, a “Company Designee”). If, prior to the First Effective Time, any Company Designee notifies Parent in writing that he or she is unwilling or unable to serve as a member of the Parent Board, then a replacement director shall be designated in the manner set forth on Section 1.4(a) of the Company Disclosure Letter (a “Replacement Designee”), and Parent shall take all action necessary to cause, effective as of the First Effective Time, such Replacement Designee to be appointed to the Parent Board.

(b) At or before the First Effective Time, the Company and the Merger I Surviving Corporation shall take all necessary action such that the directors and officers of Merger Sub I immediately prior to the First Effective Time, or such other individuals designated by Parent in writing before the First Effective Time, shall become the directors and officers of the Merger I Surviving Corporation, each to hold office, from and after the First Effective Time, in accordance with the certificate of incorporation and bylaws of the Merger I Surviving Corporation until their respective successors shall have been duly elected and qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Merger I Surviving Corporation.

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(c) At or before the Second Effective Time, the Company and the Merger II Surviving Company shall take all necessary action such that the officers of Merger Sub II immediately prior to the Second Effective Time, or such other individuals designated by Parent in writing before the Second Effective Time, shall become the officers of the Merger II Surviving Company, each to hold office, from and after the Second Effective Time, in accordance with the limited liability company agreement of the Merger II Surviving Company until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the limited liability company agreement of the Merger II Surviving Company.

ARTICLE II

CONVERSION OF SECURITIES IN THE MERGERS

Section 2.1 Conversion of Securities.

(a) Merger I. Upon the terms and subject to the conditions set forth in this Agreement, at the First Effective Time, by virtue of Merger I and without any action on the part of Parent, Merger Sub I, the Company or the holders of any of the following securities:

(i) Conversion of Company Common Shares. Each Company Common Share issued and outstanding immediately prior to the First Effective Time (including Company Common Shares issued and outstanding as a result of Section 2.4(a) and Section 2.4(c) below), other than any Converted Company Restricted Stock, Dissenting Share and any Cancelled Share, shall be converted into the right to receive (i) 0.232 validly issued, fully paid and nonassessable Parent Common Shares (the “Stock Consideration”), and (ii) $2.43 in cash, without interest (the “Cash Consideration” and, together with the Stock Consideration, collectively, the “Merger Consideration”). From and after the First Effective Time, all such Company Common Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Company Common Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon surrender of Certificates or Book-Entry Shares in accordance with Section 2.2, including the right to receive, pursuant to Section 2.7, cash in lieu of fractional Parent Common Shares, if any, into which such Company Common Shares have been converted pursuant to this Section 2.1(a) (the “Fractional Share Consideration”).

(ii) Merger Sub I Shares. Each share of common stock, par value $0.001 per share, of Merger Sub I issued and outstanding immediately prior to the First Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.10 per share, of the Merger I Surviving Corporation (“Merger I Surviving Corporation Common Stock”) and shall constitute the only outstanding shares of capital stock of the Merger I Surviving Corporation. From and after the First Effective Time, all certificates representing the common stock of Merger Sub I shall be deemed for all purposes to represent the number of shares of common stock of the Merger I Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

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(iii) Cancelled Shares. Each Company Common Share that is owned directly by the Company (or any wholly owned Subsidiary of the Company), Parent, Merger Sub I or Merger Sub II immediately prior to the First Effective Time (the “Cancelled Shares”) shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange for such cancellation and retirement.

(b) Merger II. Upon the terms and subject to the conditions set forth in this Agreement, at the Second Effective Time, by virtue of Merger II and without any action on the part of Parent, Merger Sub II, the Merger I Surviving Corporation or the holders of any shares of the common stock of the Merger I Surviving Corporation or limited liability company interests of Merger Sub II, (i) each share of Merger I Surviving Corporation Common Stock issued and outstanding immediately prior to the Second Effective Time shall automatically be canceled and shall cease to exist without any conversion thereof or payment therefor and (ii) each limited liability company interest of Merger Sub II issued and outstanding immediately prior to the Second Effective Time shall remain unchanged and outstanding following Merger II.

Section 2.2 Payment for Securities; Surrender of Certificates.

(a) Exchange Agent. Prior to the First Effective Time, Parent shall designate a reputable U.S. bank or trust company to act as the exchange agent (the identity and terms of designation and appointment of which shall be subject to the reasonable prior approval of the Company) for purposes of effecting the payment of the Merger Consideration and the Fractional Share Consideration in connection with Merger I (the “Exchange Agent”). Parent shall pay, or cause to be paid, the fees and expenses of the Exchange Agent. At or prior to the First Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent (i) evidence of Parent Common Shares issuable pursuant to Section 2.1(a)(i) in book-entry form equal to the aggregate number of Parent Common Shares included in the Stock Consideration (excluding any fractional Parent Common Shares, which shall be treated in accordance with Section 2.7), and (ii) cash in immediately available funds in an amount sufficient to pay the aggregate Cash Consideration and the Fractional Share Consideration (such evidence of Parent Common Shares in book-entry form and cash amounts, the “Exchange Fund”), in each case, for the sole benefit of the holders of Company Common Shares. Parent shall cause the Exchange Agent to make delivery of the Merger Consideration and any Fractional Share Consideration out of the Exchange Fund in accordance with this Agreement. In the event the Exchange Fund shall at any time be insufficient to pay the aggregate amount of the Merger Consideration and the Fractional Share Consideration, Parent shall promptly deposit additional Parent Common Shares or cash in immediately available funds, as applicable, with the Exchange Agent in an amount that is equal to the deficiency in the amount required to make such payment. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as directed by Parent, in its sole discretion, pending payment thereof by the Exchange Agent to the holders of the Company Common Shares. Earnings from such investments shall be the sole and exclusive property of Parent, and no part of such earnings shall accrue to the benefit of holders of Company Common Shares.

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(b) Procedures for Surrender.

(i) Certificates. As soon as practicable after the First Effective Time, Parent shall cause the Exchange Agent to mail to each Person that was, immediately prior to the First Effective Time, a holder of record of Company Common Shares represented by certificates (the “Certificates”), which Company Common Shares were converted into the right to receive the Merger Consideration and the Fractional Share Consideration, as applicable, at the First Effective Time pursuant to this Agreement: (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and shall otherwise be in such form as Parent and the Exchange Agent shall reasonably agree upon (a “Letter of Transmittal”) and (B) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.2(e)) in exchange for payment of the Merger Consideration and the Fractional Share Consideration, as applicable, the forms of which Letter of Transmittal and instructions shall be subject to the reasonable approval of the Company prior to the First Effective Time. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.2(e)) to the Exchange Agent or to such other agent or agents as may be appointed in writing by Parent, and upon delivery of a Letter of Transmittal, duly executed and in proper form, with respect to such Certificates, the holder of such Certificates shall be entitled to receive the Merger Consideration and the Fractional Share Consideration, as applicable, for each Company Common Share formerly represented by such Certificates (after giving effect to any required Tax withholdings as provided in Section 2.5), and any Certificate so surrendered shall forthwith be cancelled. If payment of the Merger Consideration and the Fractional Share Consideration, as applicable, is to be made to a Person other than the Person in whose name any surrendered Certificate is registered, it shall be a condition precedent of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration and the Fractional Share Consideration, as applicable, to a Person other than the registered holder of the Certificate so surrendered and shall have established to the satisfaction of the Merger I Surviving Corporation or Merger II Surviving Company that such Taxes either have been paid or are not required to be paid. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. Until surrendered as contemplated hereby, each Certificate (other than Certificates representing Cancelled Shares) shall be deemed at any time after the First Effective Time to represent only the right to receive the Merger Consideration and the Fractional Share Consideration, as applicable, as contemplated by this Agreement, except for Certificates representing Dissenting Shares, which shall, unless they lose their status as such, represent the right to receive payment of the fair value of such Company Common Shares in accordance with and to the extent provided by Section 262 of the DGCL.

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(ii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, no holder of un-certificated Company Common Shares represented by book-entry (“Book-Entry Shares”) shall be required to deliver a Certificate or, in the case of holders of Book-Entry Shares held through The Depository Trust Company, an executed Letter of Transmittal to the Exchange Agent to receive the Merger Consideration and the Fractional Share Consideration, as applicable, that such holder is entitled to receive pursuant to Section 2.1(a)(i). In lieu thereof, each holder of record of one (1) or more Book-Entry Shares held through The Depository Trust Company whose Company Common Shares were converted into the right to receive the Merger Consideration and the Fractional Share Consideration, as applicable, shall upon the First Effective Time, in accordance with The Depository Trust Company’s customary procedures (including receipt by the Exchange Agent of an “agent’s message” (or such other evidence of transfer or surrender as the Exchange Agent may reasonably request)) and such other procedures as agreed by the Company, Parent, the Exchange Agent and The Depository Trust Company, be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver to The Depository Trust Company or its nominee, for the benefit of the holder of such Book-Entry Shares held through it, as promptly as practicable after the First Effective Time, in respect of each such Book-Entry Share, the Merger Consideration and the Fractional Share Consideration, as applicable, for each such Book-Entry Share (after giving effect to any required Tax withholdings as provided in Section 2.5) and such Book-Entry Shares of such holder shall forthwith be cancelled. As soon as practicable after the First Effective Time, Parent shall cause the Exchange Agent to mail to each Person that was, immediately prior to the First Effective Time, a holder of record of Book-Entry Shares not held through The Depository Trust Company (A) a Letter of Transmittal and (B) instructions for returning such Letter of Transmittal in exchange for the Merger Consideration and the Fractional Share Consideration, as applicable, the forms of which Letter of Transmittal and instructions shall be subject to the reasonable approval of the Company prior to the First Effective Time. Upon delivery of such Letter of Transmittal, in accordance with the terms of such Letter of Transmittal, duly executed and in proper form, the holder of such Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration and the Fractional Share Consideration, as applicable, for each such Book-Entry Share (after giving effect to any required Tax withholdings as provided in Section 2.5), and such Book-Entry Shares so surrendered shall forthwith be cancelled. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. No interest will be paid or accrued on any amount payable upon due surrender of Book-Entry Shares. Until paid or surrendered as contemplated hereby, each Book-Entry Share (other than Book-Entry Shares that are Cancelled Shares) shall be deemed at any time after the First Effective Time to represent only the right to receive the Merger Consideration and the Fractional Share Consideration, as applicable, as contemplated by this Agreement, except for Book-Entry Shares representing Dissenting Shares, which shall, unless they lose their status as such, be deemed to represent the right to receive payment in accordance with and to the extent provided by Section 262 of the DGCL.

(c) Transfer Books; No Further Ownership Rights in Company Shares. At the First Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no further recording or registration of transfers of Company Common Shares on the records of the Company. From and after the First Effective Time, the holders of Certificates and Book-Entry Shares outstanding immediately prior to the First Effective Time shall cease to have any rights with respect to such Company Common Shares, except the right to receive the Merger Consideration and the Fractional Share Consideration, as applicable, payable therefor upon the surrender thereof in accordance with the provisions of this Section 2.2 (or in the case of Dissenting

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Shares, unless they lose their status as such, the right to receive payment in accordance with and to the extent provided by Section 262 of the DGCL). The Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Shares, except for Certificates and Book-Entry Shares representing Dissenting Shares, which shall, unless they lose their status as such, only represent the right to receive payment in accordance with and to the extent provided by Section 262 of the DGCL.

(d) Termination of Exchange Fund; Abandoned Property; No Liability. Any portion of the Exchange Fund (including any interest received with respect thereto) made available to the Exchange Agent that remains unclaimed by the holders of Certificates or Book-Entry Shares on the first (1st) anniversary of the First Effective Time will be returned to Parent, upon demand, and any such holder who has not tendered its Certificates or Book-Entry Shares for the Merger Consideration and the Fractional Share Consideration, as applicable, in accordance with Section 2.2(b) prior to such time shall thereafter look only to Parent (subject to abandoned property, escheat or other similar Laws) for delivery of the Merger Consideration and the Fractional Share Consideration, as applicable, in each case without interest and subject to any withholding of Taxes required by applicable Law, in respect of such holder’s surrender of its Certificates or Book-Entry Shares and compliance with the procedures in Section 2.2(b). Any Merger Consideration or Fractional Share Consideration, as applicable, remaining unclaimed by the holders of Certificates or Book-Entry Shares immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Entity will, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto. None of the Merger I Surviving Corporation, Merger II Surviving Company, the Company, Merger Sub I, Merger Sub II, Parent or the Exchange Agent, or any employee, officer, director, member, agent or affiliate of any of them, shall be liable to any Person in respect of any part of the Merger Consideration and the Fractional Share Consideration made available to the Exchange Agent delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit, in customary form, reasonably acceptable to Parent (which shall contain an agreement in customary form to indemnify Parent, Merger Sub I, the Merger I Surviving Corporation, Merger Sub II, the Merger II Surviving Company and their respective affiliates against any claim that may be made against Parent, Merger Sub I, the Merger I Surviving Corporation, Merger Sub II, the Merger II Surviving Company or their respective affiliates on account of the alleged loss, theft or destruction of such Certificates) of that fact by the holder thereof, the Merger Consideration and the Fractional Share Consideration, as applicable, payable in respect thereof pursuant to Section 2.1(a)(i), without interest and subject to any withholding of Taxes required by applicable Law. In addition, Parent may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration and Fractional Share Consideration, as applicable, require the owner(s) of such lost, stolen or destroyed Certificates to deliver a bond in a customary and reasonable sum as it may reasonably direct as indemnity against any claim that may be made against Parent, Merger Sub I, the Merger I Surviving Corporation, Merger Sub II, the Merger II Surviving Company or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

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Section 2.3 Dissenting Shares. Notwithstanding anything to the contrary contained in this Agreement (but subject to the provisions of this Section 2.3), Company Common Shares outstanding immediately prior to the First Effective Time and held by a holder of record or beneficial owner (as defined in Section 262 of the DGCL) who is entitled to demand and properly demands, and does not properly withdraw or otherwise lose its rights to, appraisal of such Company Common Shares pursuant to Section 262 of the DGCL (such Company Common Shares, the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration or Fractional Share Consideration. At the First Effective Time, all Dissenting Shares shall be cancelled and cease to exist, and the holders of record and beneficial owners (as defined in Section 262 of the DGCL) of Dissenting Shares shall only be entitled to the rights granted to them under the DGCL. If any such holder of record or beneficial owner (as defined in Section 262 of the DGCL) fails to perfect or otherwise properly waives, properly withdraws or loses its right to appraisal of such Company Common Shares under Section 262 of the DGCL or other applicable Law, then such Dissenting Shares shall be deemed to have been converted into, as of the First Effective Time, and shall be exchangeable for, subject to compliance with the procedures in Section 2.2(b), solely the right to receive the Merger Consideration and the Fractional Share Consideration, as applicable, without interest and subject to any withholding of Taxes pursuant to Section 2.5 and as required by applicable Law.

Section 2.4 Treatment of Company Equity Awards.

(a) Company Restricted Stock. Except for the Converted Company Restricted Stock described in Section 2.4(b) below, immediately prior to the First Effective Time and without any action on the part of the holders thereof, each Company Restricted Stock Award that is outstanding immediately prior to the First Effective Time shall vest and be deemed to be Company Common Shares. At the First Effective Time, the Company Common Shares vested and deemed to be Company Common Shares under this Section 2.4(a) shall be converted into the right to receive the Merger Consideration under Section 2.1(a)(i).

(b) Converted Company Restricted Stock. At the First Effective Time, by virtue of Merger I and without any action on the part of the holders thereof, each Company Restricted Stock Award listed in Section 2.4(b) of the Company Disclosure Letter (the “Converted Company Restricted Stock”) that is outstanding immediately prior to the First Effective Time shall be automatically cancelled and converted at the First Effective Time into (i) the right to receive a cash payment equal to the product of (x) the number of shares of Converted Company Restricted Stock subject to such Company Restricted Stock Award as of immediately prior to the First Effective Time and (y) the Cash Consideration and (ii) the right to receive a Parent Restricted Stock Award corresponding to a number of Parent Common Shares (rounded to the nearest whole share, with 0.5 being rounded down) equal to the product of (x) the number of shares of Converted Company Restricted Stock subject to such Company Restricted Stock Award as of immediately prior to the First Effective Time and (y) the Stock Consideration. Except as otherwise set forth in this Section 2.4(b), each Parent Restricted Stock Award issued pursuant to this Section 2.4(b) shall continue to have, and shall be subject to, the same vesting and acceleration of vesting terms and conditions as, and other terms and conditions that are substantially similar to, those that applied to the corresponding Company Restricted Stock Award immediately prior to the First Effective Time (which shall have been issued on the form set forth on Section 2.4(b) of the Company Disclosure Letter), except that each reference to the Company shall be deemed to be a reference to Parent.

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(c) Company PSU Awards.

(i) Immediately prior to the First Effective Time and without any action on the part of the holders thereof, each Company PSU Award that is outstanding immediately prior to the First Effective Time (including any underlying Company Dividend Equivalent Rights) and without any action on the part of the holders thereof, shall vest as set forth in this Section 2.4(c) and be issued as a corresponding number of Company Common Shares (including any underlying Company Dividend Equivalent Rights). At the First Effective Time, the Company Common Shares vested and issued under this Section 2.4(c) shall be converted into the right to receive the Merger Consideration under Section 2.1(a)(i).

(ii) For purposes of Section 2.4(c), (A) the number of Company Common Shares underlying a Company PSU Award with a performance period that is incomplete as of the First Effective Time shall be determined based on the “target” number of Company Common Shares subject to such Company PSU Award (as set forth in the applicable award agreement and without regards to the total shareholder return modifier), (B) the number of Company Common Shares underlying a Company PSU Award with a performance period that is complete as of the First Effective Time shall be determined based on the number of Company Common Shares subject to such Company PSU Award that has been earned based on actual performance with respect to the applicable goals as of the First Effective Time (as set forth in the applicable award agreement) and (C) the number of Company Common Shares issued with respect to the underlying Company Dividend Equivalent Rights shall be determined by dividing the value of the Company Dividend Equivalent Rights by the per share price of the Company Common Shares on the NYSE on the trading day immediately preceding the Closing Date.

(d) Any Merger Consideration payable pursuant to this Section 2.4 shall be funded solely through the aggregate amount deposited into the Exchange Fund and the Merger II Surviving Company shall cause the Exchange Agent to report, pay or distribute, as appropriate, such Merger Consideration to the appropriate party to process through the Company’s payroll (or Parent’s payroll, as mutually agreed by the Parties), in either case as soon as administratively practicable following the Closing Date. Any such Merger Consideration shall be subject to all applicable tax withholding and legally required deductions. To facilitate the applicable tax withholding and legally required deductions, the Parent may fund the Stock Consideration under this Section 2.4 as a mix of Parent Common Shares and cash, with the number of Parent Common Shares otherwise owed pursuant to Section 2.1(a)(i) and Section 2.4 proportionally reduced by the amount cash deposited to satisfy the applicable tax withholding and legally required deductions.

(e) At or prior to the First Effective Time, the Company, the Company Board or the compensation committee thereof, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 2.4.

(f) At or prior to the First Effective Time, Parent, the Parent Board or the compensation committee thereof, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 2.4. At the First Effective Time, Parent shall assume all the obligations of the Company with respect to the Converted Company Restricted Stock and the award agreements evidencing the grants thereof. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of Parent Common Shares for delivery upon the exercise, vesting or settlement of the Parent Restricted Stock Awards in accordance with this Section 2.4.

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Section 2.5 Withholding Rights. Parent, Merger Sub I, the Merger I Surviving Corporation, Merger Sub II, the Merger II Surviving Company, the Company and the Exchange Agent, as the case may be, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement, such amounts that Parent, Merger Sub I, the Merger I Surviving Corporation, Merger Sub II, the Merger II Surviving Company, the Company or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, the rules and regulations promulgated thereunder or any provision of applicable tax Law. To the extent that amounts are so withheld and paid over to the applicable Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.6 Further Actions. As of the First Effective Time, the officers and directors of Parent and the Merger I Surviving Corporation, and as of the Second Effective Time, the officers and directors of Parent, the Merger I Surviving Corporation, and the Merger II Surviving Company, as applicable, will be authorized to execute and deliver, in the name and on behalf of the Company, Merger Sub I, and Merger Sub II, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company, Merger Sub I, and Merger Sub II, any other actions and things to vest, perfect or confirm of record or otherwise in the Merger I Surviving Corporation and Merger II Surviving Company, as applicable, any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Merger I Surviving Corporation and the Merger II Surviving Company, as a result of, or in connection with, Merger I and Merger II, as applicable.

Section 2.7 Fractional Shares. No fractional Parent Common Shares shall be issued in connection with Merger I, no certificate or scrip representing fractional Parent Common Shares shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of Company Common Shares converted pursuant to Merger I who would otherwise have been entitled to receive a fraction of a Parent Common Share (after aggregating all shares represented by the Certificates and Book-Entry Shares held by such holder) shall receive, in lieu thereof and upon surrender of any right thereto, cash, rounded to the nearest whole cent (with 0.5 being rounded down) and without interest, in an amount equal to such fraction, multiplied by the Closing VWAP. As soon as practicable after the First Effective Time and the determination of the aggregate Fractional Share Consideration, the Exchange Agent shall make available the Fractional Share Consideration to such holders, subject to and in accordance with Section 2.2.

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ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) the Company SEC Documents filed on or after January 1, 2023 and publicly available at least two (2) Business Days prior to the date hereof (excluding any risk factor disclosures solely contained under the caption “Risk Factors” (other than any factual or historical information contained therein) or any disclosures of risk explicitly included in any “Forward-Looking Statements” disclaimers that are predictive, cautionary or forward-looking in nature), but it being understood that this clause (i) shall not be applicable to Section 3.2 (Capitalization) or Section 3.22 (Brokers) or (ii) the corresponding sections of the disclosure letter delivered by the Company to Parent, Merger Sub I, and Merger Sub II concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (it being acknowledged and agreed that disclosure in any section or subsection of the Company Disclosure Letter shall be deemed disclosed with respect to all Sections of this Agreement and all other sections or subsections of the Company Disclosure Letter to the extent that the relevance of such disclosure to such other Section of this Agreement or section or subsection of the Company Disclosure Letter is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to Parent, Merger Sub I, and Merger Sub II as follows:

Section 3.1 Organization and Qualification; Subsidiaries.

(a) The Company is a corporation, duly organized and validly existing and in good standing under the Laws of Delaware and has requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Each of the Company’s Subsidiaries (each, a “Company Subsidiary”) is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or organizational, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each Company Subsidiary is duly qualified to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has made available or caused to be made available to Parent true, correct and complete copies of (i) the Certificate of Incorporation of the Company and any amendments thereto (the “Company Charter”) not filed prior to the date hereof with the SEC, (ii) the Amended and Restated Bylaws of the Company and any amendments thereto (the “Company Bylaws”) not filed prior to the date hereof with the SEC and (iii) the certificates of incorporation and bylaws, or equivalent organizational or governing documents, of each Company Subsidiary. The Company is in compliance in all material respects with the provisions of the Company Charter and the Company Bylaws.

(c) Section 3.1(c) of the Company Disclosure Letter sets forth as of the date hereof a true, correct and complete list of the Company Subsidiaries, together with the jurisdiction of organization or incorporation, as the case may be, of each Company Subsidiary. Neither the Company nor any Company Subsidiary, directly or indirectly, owns any Equity Interest in any Person other than the Company Subsidiaries. All of the outstanding shares of capital stock of, or other Equity Interests in, each Company Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable. All of the outstanding shares of capital stock of, or other Equity Interests in, each Company Subsidiary are owned, directly or indirectly, by the Company free and clear of all Liens, other than Permitted Liens.

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Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 74,000,000 Company Common Shares, of which, as of 5:00 p.m. New York City time on February 4, 2026 (the “Capitalization Time”), there were 35,246,907 Company Common Shares outstanding (including 883,003 shares of Company Restricted Stock), and (ii) 1,000,000 Company Preferred Shares, of which, as of the Capitalization Time, there were no Company Preferred Shares issued and outstanding.

(b) No Company Subsidiary owns any Company Shares or has any option or warrant to purchase any Company Shares or any other Equity Interest in the Company. All of the outstanding Company Shares have been duly authorized and validly issued and are fully paid, nonassessable, and free of preemptive rights.

(c) As of the Capitalization Time, the Company has no Company Shares subject to or reserved for issuance, except for (i) 124,861 Company Common Shares subject to outstanding Company PSU Awards (assuming vesting at target performance levels with respect to each Company PSU Award that is subject to performance-based vesting), (ii) 6,279 Company Common Shares issuable with respect to Company Dividend Equivalent Rights that have been accrued with respect to dividends or distributions previously authorized or declared and (iii) 2,553,618 Company Common Shares reserved for future issuance under the Company Equity Plans for awards not yet granted.

(d) All Company Shares subject to issuance under the Company Equity Plans, upon issuance prior to the First Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable, and free of preemptive rights.

(e) Section 3.2(e) of the Company Disclosure Letter sets forth as of the Capitalization Time a true, correct and complete list of all outstanding Company Equity Awards, and with respect to each such award, (i) the name or employee identification number of the holder, (ii) the number of Company Shares subject to such award, (iii) the grant date, (iv) the designation of such Company Equity Award as either a Company PSU Award or a Company Restricted Stock Award, (v) the vesting schedule and performance targets (as applicable), (vi) the extent to which such award is vested as of the date of this Agreement, (vii) to the extent applicable, the per share exercise price and the expiration date thereof, and (viii) the Company Dividend Equivalent Rights payable with respect to such Company Equity Award.

(f) As of the Capitalization Time, other than the Company Equity Awards (including, for the avoidance of doubt, Company Dividend Equivalent Rights arising thereunder), there are no outstanding Equity Interests or other options, warrants, rights of first refusal, preemptive rights or other rights to which the Company or any Company Subsidiary is a party or bound, relating to or based on the value of any Equity Interests of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any Equity Interests of the Company or any Company

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Subsidiary. Since the Capitalization Time, the Company has not issued any Company Shares, Company Equity Awards or other Equity Interests (including Company Preferred Shares) other than Company Shares issued upon the exercise or settlement of Company Equity Awards (x) outstanding as of the Capitalization Time or (y) issued in compliance with Section 5.1(a), in each case, in accordance with their terms.

(g) Other than the Company Equity Awards (including, for the avoidance of doubt, Company Dividend Equivalent Rights arising thereunder), there are no obligations (whether outstanding or authorized) of the Company or any Company Subsidiary requiring their acquisition, redemption or repurchase of any Company Shares or other Equity Interests of the Company or any Company Subsidiary. There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of Company Shares or other Equity Interests of the Company or any Company Subsidiary, other than (i) any such agreements solely between and among the Company and any Company Subsidiary or solely between and among two or more Company Subsidiaries or (ii) the Voting Agreement. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Shares may vote.

(h) The Company does not have a “poison pill” or similar stockholder rights plan.

(i) Neither the Company nor any of the Company Subsidiaries is under any obligation, contingent or otherwise, by reason of any Contract to register the offer and sale or resale of any of their securities under the Securities Act.

(j) Except for Company Dividend Equivalent Rights that have been accrued with respect to dividends or distributions previously authorized or declared, all dividends or distributions on the Company Shares and any dividends or distributions on any Equity Interests of any Company Subsidiaries which have been authorized or declared prior to the date of this Agreement have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable). Neither the Company nor any of the Company Subsidiaries is required to be registered as an investment company under the Investment Company Act of 1940.

Section 3.3 Authority. Assuming the accuracy of the representations and warranties of Parent, Merger Sub I and Merger Sub II made in Section 4.23 of this Agreement (the “Company 203 Assumptions”), the Company has all requisite corporate power and authority necessary to execute and deliver this Agreement and, subject to receipt of the Company Stockholder Approval, to perform (subject to the conditions contained herein) its obligations hereunder and to consummate the transactions contemplated hereby, including the Mergers. The Special Committee, has, upon the terms and subject to the conditions set forth herein, unanimously (a) determined that this Agreement, the other Transaction Documents and the transactions contemplated by this Agreement and the other Transaction Documents, including the Mergers, are advisable, fair to and in the best interests of, the Company and the Unaffiliated Stockholders, and (b) as of the date hereof, made the Special Committee

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Recommendation. Acting upon the Special Committee Recommendation, the Company Board has, upon the terms and subject to the conditions set forth herein, unanimously (i) determined that this Agreement, the other Transaction Documents and the transactions contemplated by this Agreement and the other Transaction Documents, including the Mergers, are advisable, fair to and in the best interests of the Company and its stockholders in their capacity as such, including the Unaffiliated Stockholders, (ii) approved, adopted, and declared advisable this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, including the Mergers, (iii) directed that this Agreement be submitted to the stockholders of the Company for their adoption and (iv) as of the date hereof, made the Company Board Recommendation. Except for the adoption of this Agreement by the affirmative vote of the holders of a majority in voting power of the outstanding Company Shares entitled to vote thereon (the “Company Stockholder Approval”), and assuming the accuracy of the Company 203 Assumptions, no other corporate proceedings on the part of the holders of the Company Shares are necessary to adopt this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery by Parent, Merger Sub I, and Merger Sub II and the accuracy of the Company 203 Assumptions, constitutes a legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights, and to general equitable principles, including specific performance and injunctive and other forms of equitable relief (the “Enforceability Exceptions”).

Section 3.4 No Conflict. None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Mergers or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both) conflict with or violate any provision of the Company Charter or the Company Bylaws. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Mergers or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both), (a) assuming that the Company Stockholder Approval and all consents, approvals, authorizations and permits described in Section 3.5 have been obtained and all filings and notifications described in Section 3.5 have been made and any waiting periods thereunder have terminated or expired, and any other condition precedent to such consent, approval, authorization, or permit has been satisfied, and assuming the accuracy of the Company 203 Assumptions, conflict with or violate any Law applicable to the Company or any Company Subsidiary or any of their respective properties or assets or (b) require any consent or approval under, violate, conflict with, result in any breach of, or any loss of any benefit under, or constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Liens) upon any of the respective properties or assets of the Company or any Company Subsidiary pursuant to any Contract or Company Real Property Lease to which the Company or any Company Subsidiary is a party or by which they or any of their respective properties or assets is bound or any Company Permit.

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Section 3.5 Required Filings and Consents. Assuming the accuracy of the representations and warranties of Parent, Merger Sub I, and Merger Sub II in Section 4.5, none of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Mergers or any other transaction contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (a) the filing of the Merger I Certificate of Merger and Merger II Certificate of Merger as required by the DGCL and the DLLCA, as applicable, (b) compliance with any applicable foreign, federal or state securities or blue sky Laws, including pursuant to the applicable requirements of the Securities Act and the Exchange Act, (c) such filings as may be required under the rules and regulations of Nasdaq and the NYSE, (d) the filing with the SEC of a joint proxy statement/prospectus in definitive form relating to the matters to be submitted to the Company stockholders at a meeting of the Company stockholders held for the purpose of adopting this Agreement (including any adjournment or postponement thereof, the “Company Stockholders Meeting”) and the matters to be submitted to the Parent stockholders at the Parent Stockholders Meeting (such joint proxy statement/prospectus, and any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”), and the filing with the SEC, and declaration of effectiveness under the Securities Act, of a registration statement on Form S-4 with respect to the Parent Common Share Issuance, in which the Joint Proxy Statement/Prospectus will be included as a prospectus (such Form S-4, and any amendments or supplements thereto, the “Form S-4”), (e) compliance with any applicable requirements of the HSR Act and other Competition Laws, and (f) consents, approvals, authorizations or permits of, filings, registrations with or notifications to, any Governmental Entity, the failure of which to obtain or make would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.6 Permits; Compliance with Law.

(a) The Company and the Company Subsidiaries hold and maintain in full force and effect the authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets, and to carry on and operate their businesses as currently conducted (collectively, the “Company Permits”), except where the failure to hold, or to maintain in full force and effect, any of the Company Permits, would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Each of the Company and the Company Subsidiaries are, and since January 1, 2023 have been, in compliance with all applicable Laws, and neither the Company nor any Company Subsidiary is, or since January 1, 2023 has been, in conflict with, default under or violation of any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, except, in each case, for such non-compliance, conflicts, defaults or violations as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

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Section 3.7 SEC Filings; Financial Statements.

(a) Since January 1, 2023, the Company has, in all material respects, timely filed with or otherwise furnished (as applicable) to the U.S. Securities and Exchange Commission (“SEC”) all registration statements, prospectuses, forms, reports, proxy statements, schedules, statements and other documents required to be filed or furnished by it with the SEC under the Securities Act or the Exchange Act, as the case may be (such documents and any other documents filed or furnished by the Company with the SEC since January 1, 2023, as have been supplemented, modified or amended since the time of filing, collectively, and together with any exhibits and schedules thereto and any other information incorporated therein, the “Company SEC Documents”). As of their respective filing dates or, if supplemented, modified or amended prior to the date hereof, as of the date of the most recent supplement, modification or amendment, the Company SEC Documents (i) did not (or, with respect to the Company SEC Documents filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied, as of such date, as to form in all material respects with the applicable requirements of the Exchange Act, the Securities Act or the Sarbanes-Oxley Act, as the case may be, and the listing and corporate governance rules and regulations of the NYSE; provided, however, in each case, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information furnished by the Company to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act. None of the Company’s Subsidiaries is required to file periodic reports with the SEC. As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company or any Company Subsidiary relating to the Company SEC Documents. To the Knowledge of the Company as of the date hereof, none of the Company SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation.

(b) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and the consolidated Company Subsidiaries (including, in each case, any related notes thereto) included or incorporated by reference in the Company SEC Documents (collectively, the “Company Financial Statements”) (i) when filed complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto and (ii) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders’ equity of the Company and the consolidated Company Subsidiaries, taken as a whole, as of the dates and for the periods referred to therein in accordance with GAAP applied on a consistent basis during the periods involved (subject, in the case of interim financial statements, to normal year-end adjustments and the absence of notes and except as may be indicated in the notes to the Company Financial Statements). As of the date of this Agreement there are no pending inspections of an audit of the Company Financial Statements by the Public Company Accounting Oversight Board.

(c) Neither the Company nor any of the Company Subsidiaries is a party to any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the purpose or intended effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company SEC Documents.

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Section 3.8 Internal Controls.

(a) The Company has designed and maintains in all material respects a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) intended to provide reasonable assurances regarding the reliability of financial reporting for the Company and the Company Subsidiaries and the preparation of financial statements for external purposes in accordance with GAAP. The Company (i) maintains in all material respects “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports and (ii) based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, has disclosed to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have not been remediated and are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(b) Neither the Company nor any of the Company Subsidiaries has made any prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company. There are no outstanding loans or other extensions of credit made by the Company or any of the Company Subsidiaries to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

Section 3.9 No Undisclosed Liabilities. Except for those liabilities and obligations (a) disclosed, reflected, reserved against or provided for in the Company Financial Statements filed prior to the date hereof, (b) incurred in the ordinary course of business since December 31, 2024, (c) for Taxes, (d) incurred in connection with this Agreement or the transactions contemplated hereby, (e) incurred in accordance with the terms of any Company Material Contract (other than liabilities due to breaches thereunder) or (f) that would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary is, as of the date of this Agreement, subject to any liabilities or obligations, whether accrued, contingent or otherwise.

Section 3.10 Absence of Certain Changes or Events.

(a) Since June 30, 2025 through the date of this Agreement, (i) the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business and (ii) neither Company nor any Company Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in clauses (iii), (iv), (vi), (vii), (viii), (xii), (xiii), (xv) and (xx) of Section 5.1(a) (but in the case of clause (xx), solely with respect to clauses (iii), (iv), (vi), (vii), (viii), (xii), (xiii) and (xv) of Section 5.1(a)).

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(b) Since June 30, 2025 through the date of this Agreement, there has not occurred any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.11 Company Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all material Company Benefit Plans as of the date hereof.

(b) The Company has made available to Parent, with respect to each material Company Benefit Plan, (i) each plan document (including all amendments thereto), executed adoption agreement, trust agreement, and insurance contract and other funding vehicle, (ii) the two most recent Annual Report (Form 5500 Series) and accompanying schedules, if any, (iii) the current summary plan description and any material modifications thereto, if any, (iv) the most recent annual financial report, trustee report, audit report or actuarial report, if any, (v) the most recent determination letter from the IRS (if applicable) for such Company Benefit Plan, (vi) the two most recent compliance testing results, and (vii) the most recent safe harbor notice.

(c) Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Benefit Plan has been maintained, operated, registered and administered in compliance with its terms and with applicable Law, including ERISA, the Code, and the Patient Protection and Affordable Care Act of 2010 (and not subject to taxes or penalties under such Law) to the extent applicable thereto, (ii) each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and, to the Knowledge of the Company, there are no circumstances likely to result in the loss of the qualification of such plan under Section 401(a) of the Code, (iii) none of the Company, any Company Subsidiary or any ERISA Affiliate has now or at any time within the previous six (6) years contributed to, sponsored or maintained (or has been required to contribute to, sponsor or maintain) a Company Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 or 4971 of the Code, (iv) no Company Benefit Plan provides medical, life insurance or other welfare benefits with respect to current or former employees or directors of the Company or any Company Subsidiary beyond their retirement or other termination of service, other than coverage mandated by applicable Law, (v) no liability under Title IV of ERISA has been incurred, or is reasonably expected to be incurred, by the Company, any of the Company Subsidiaries or any ERISA Affiliate with respect to any Company Benefit Plan that has not been satisfied in full (other than with respect to amounts not yet due), and no condition, event or circumstance exists that presents a risk to the Company, any Company Subsidiaries or any ERISA Affiliate of the Company of incurring a liability thereunder, (vi) all contributions or other amounts payable by the Company, the Company Subsidiaries or any ERISA Affiliate with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP (other than with respect to amounts not yet due), (vii) none of the Company, any Company Subsidiary or any ERISA Affiliate has now or at any time within the previous six (6) years contributed to, sponsored or maintained (or has been required to contribute to, sponsor or maintain) a “multiemployer plan” within the meaning of Section 4001(a) of ERISA or a plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control within the meaning of Section 4063 of ERISA, (viii) none of the Company, any of the Company Subsidiaries, any director, officer or employee of the Company or any of the

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Company Subsidiaries or any Company Benefit Plan that is subject to ERISA, or, to the Knowledge of the Company, any trust created thereunder or any trustee or administrator thereof, has engaged in a nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code), (ix) none of the Company, any of the Company Subsidiaries, any director, officer or employee of the Company or any of the Company Subsidiaries or any Company Benefit Plan has engaged in any actions or omissions that would trigger taxes and associated penalties and interest under Section 409A of the Code, (x) there are no pending or, to the Knowledge of the Company, threatened complaints, lawsuits or claims (other than claims for benefits in accordance with the terms of the Company Benefit Plans) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto, or against any fiduciary of any Company Benefit Plan, and (xi) the Company has properly classified its independent contractors as non-employees for purposes of withholding of Taxes, employment Taxes and employment Law, and neither the Company nor any of the Company Subsidiaries has incurred any liability arising under the Fair Labor Standards Act or any similar Law.

(d) Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, (i) entitle any Participant to severance, change of control or other similar pay or benefits other than access to continued health care coverage mandated by applicable Law, (ii) cause any material payment or funding (through a grantor trust or otherwise) to become due or accelerate the time of any material payment or vesting, or materially increase the amount of compensation or benefits due to any Participant, or materially increase the amount payable, pursuant to any Company Benefit Plan, (iii) result in any forgiveness of indebtedness of any Participant, or (iv) result in payments by the Company or any Company Subsidiary to any Person that would not be deductible under Section 280G of the Code. Neither the Company nor any Company Subsidiary has any obligation to gross up, indemnify or otherwise reimburse any individual for any Taxes incurred pursuant to Sections 409A or 4999 of the Code. The Company has provided Parent with preliminary calculations reflecting a good faith estimate of the consequences of Sections 280G and 4999 on any “disqualified individuals” within the meaning of Section 280G of the Code in connection with the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event).

(e) Section 3.11(e) of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of all Company Cash Awards payable in respect of the 2025 fiscal year, including with respect to each such Company Cash Award, (i) the holder, (ii) the amount payable by the Company under such Company Cash Award to the holder thereof in respect of the 2025 fiscal year, and (iii) the date on which the amount referred to in the preceding clause (ii) is payable.

Section 3.12 Labor Matters.

(a) Section 3.12(a) of the Company Disclosure Letter contains a complete and accurate list of all employees of the Company and the Company Subsidiaries, including the following information for each such individual: (i) name or employee identification number; (ii) job title; (iii) hire date; (iv) base annual salary or hourly wage rate (as applicable); (v) target commission, bonus or other incentive-based compensation for 2026; (vi) work location (including remote work status and location, if applicable); (vii) exempt or non-exempt classification under wage and hour Laws; (viii) employing entity; (ix) accrued, unused vacation or other paid time off; and (x) active or leave status (including type of leave and expected return date).

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(b) Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and the Company Subsidiaries are, and since January 1, 2023 have been, in compliance with all applicable Laws governing Employment Matters.

(c) To the Knowledge of the Company, no employee of the Company or any Company Subsidiary who has the title of “manager” or otherwise earns base annual compensation in excess of $150,000 or higher intends to terminate his or her employment as a result of the consummation of the transactions contemplated by this Agreement or otherwise in the twelve (12) months following the Closing.

(d) To the Knowledge of the Company, no Participant is in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, nonsolicitation agreement, or other restrictive covenant obligation: (i) owed to the Company or any Company Subsidiary; or (ii) owed to any Third Party with respect to such person’s rights to be employed or engaged by the Company or any Company Subsidiary, in each case, except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Neither the Company nor any Company Subsidiary is a party to or bound by a Collective Bargaining Agreement, and no employees of the Company or any Company Subsidiary are represented by a union, works council, or other labor organization or employee representative or group of employees with respect to their employment. To the Knowledge of the Company, there are, and since January 1, 2023 there have been, no actual, pending or threatened union organizing activities involving the Company or any Company Subsidiary.

(f) Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no, and since January 1, 2023 there has not been any, pending or, to the Knowledge of the Company, threatened work stoppage, lockout, slowdown, labor strike, handbilling, picketing, unfair labor practice, labor arbitration, labor grievance or other labor dispute against the Company or any Company Subsidiary.

(g) In the past five (5) years, the Company and each Company Subsidiary has reasonably investigated, and taken reasonable corrective action (where merited or as otherwise required by applicable Law) with respect to, all sexual harassment or other harassment, discrimination or retaliation allegations against any Participant which have been reported to the Company or any Company Subsidiary or of which the Company has Knowledge. Neither the Company nor any Company Subsidiary reasonably expects any material liability with respect to any such allegations or is aware of any such allegations that would reasonably be expected to bring the Company or any Company Subsidiary into material disrepute.

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(h) To the Knowledge of the Company, all current employees of the Company and the Company Subsidiaries who work in the United States have appropriate documentation to work in the United States and are authorized to work in the United States under applicable immigration Laws. Since January 1, 2023, neither the Company nor any Company Subsidiary has been notified in writing or, to the Knowledge of the Company, orally of any pending or threatened investigation by any branch or department of U.S. Immigration and Customs Enforcement, U.S. Department of Labor, or other federal agency charged with administration and enforcement of federal immigration laws concerning the employees of the Company or the Company Subsidiaries.

(i) Neither the Company nor any Company Subsidiary is a government contractor or subcontractor for the purposes of any Law with respect to the terms and conditions of employment (including the Service Contracts Act or any other prevailing wage Laws).

(j) During the past three (3) years, neither the Company nor any Company Subsidiary has effectuated (i) a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or a Company Subsidiary; or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or a Company Subsidiary.

Section 3.13 Contracts.

(a) Section 3.13(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of each Contract that is in effect as of the date hereof and to which the Company or any Company Subsidiary is a party or which binds their respective properties or assets, and that falls within any of the following categories:

(i) any joint venture, partnership, or strategic alliance Contract with a Third Party member that is material to the business of the Company and the Company Subsidiaries, taken as a whole, and in which the Company or any Company Subsidiary owns an Equity Interest;

(ii) any Contract that requires aggregate capital expenditures by the Company or any of the Company Subsidiaries in an amount in excess of $500,000 per annum individually, other than any purchase order or Contract for supplies, inventory or trading stock acquired in the ordinary course of business;

(iii) any settlement, conciliation or similar Contract entered into in connection with the settlement or resolution of any actual or threatened Proceeding and that (A) is with any Governmental Entity, (B) requires the Company or any of the Company Subsidiaries to pay any monetary consideration of more than $250,000 after the date of this Agreement or (C) would otherwise limit in any material respect the operation of the businesses of the Company or any Company Subsidiary (or, to the Knowledge of the Company, Parent or any of its other affiliates from and after the Closing) as currently operated;

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(iv) any Contract (A) that relates to any completed acquisition, divestiture, merger or similar transaction (excluding any transactions solely among the Company and any wholly owned Company Subsidiary) and contains representations, covenants, indemnities or other obligations that remain in effect (excluding confidentiality obligations), (B) for any pending acquisition, directly or indirectly (by merger or otherwise) of (x) a material portion of the assets (other than goods, products or services in the ordinary course of business) of any Third Party or (y) any portion of the Equity Interests of any Third Party, in each case of the preceding clauses (x) and (y), for aggregate consideration in excess of $500,000 or (C) that gives any Third Party the right to acquire any material assets from the Company or the Company Subsidiaries (excluding any ordinary course commitments of the Company or any Company Subsidiary to sell products or services) after the date hereof in exchange for total consideration of more than $500,000;

(v) any Contract that is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other Contract providing for or securing indebtedness for borrowed money (in each case, whether incurred, assumed, guaranteed or secured by any asset) in an outstanding principal amount in excess of $500,000, other than any such Contract between the Company or any Company Subsidiary, on the one hand, and any other Company Subsidiary, on the other hand;

(vi) any Contract (A) pursuant to which the Company or any Company Subsidiary receives a license to use any material Intellectual Property that is used in the business (other than (1) licenses for “off-the-shelf” or other software widely available on generally standard terms and conditions with an annual consideration of less than $250,000, (2) non-disclosure Contracts entered into by the Company or any Company Subsidiary in the ordinary course of business, and (3) Contracts regarding Open Source Software) or (B) pursuant to which the Company or any Company Subsidiary grants to a Third Party a license to use any material Company Intellectual Property that is used in the business (other than (1) Contracts with the Company or any Company Subsidiary’s contractors and service providers entered into in the ordinary course of business that provide access and non-exclusive rights to use material Company Intellectual Property solely to perform services for the Company or the applicable Company Subsidiary, (2) marketing Contracts entered into by the Company or any Company Subsidiary and granting a third-party a non-exclusive license to use a trademark that constitutes Company Intellectual Property in the ordinary course of business (3) Contracts whereby the non-exclusive license to material Company Intellectual Property is implied or merely incidental or ancillary to the transactions contemplated therein, and (4) non-exclusive licenses granted to customers of the Company or any Company Subsidiary in the ordinary course of business);

(vii) any Contract involving a standstill or similar obligation of the Company or any Company Subsidiary;

(viii) any Contract (A) prohibiting, or purporting to limit or restrict the Company’s or any Company Subsidiary’s ability to compete or to conduct its businesses in any geographical area or the type or line of business in which the Company or any Company Subsidiary is engaged (excluding for the avoidance of doubt, employee non-solicitation covenants contained in Contracts entered into in the ordinary course of business), (B) providing “most favored nation” or similar provisions where the pricing, discounts or benefits to any customer or other business relation of the Company or any

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Company Subsidiary changes based on the pricing, discounts or benefits offered to other customers or business relations, (C) granting a Third Party a right of first refusal or right of first offer or similar right for the purchase of any lines of business or assets of the Company or any of the Company Subsidiaries that are material to the Company and the Company Subsidiaries, including any Company Property, (D) pursuant to which the Company or a Company Subsidiary grants an exclusive sale or purchase right to any Third Party with respect to any product, service or geographical area or (E) that requires the Company or any Company Subsidiary to satisfy any minimum purchase, expenditure, sale, payment, production, supply, output, or distribution obligations, or any other similar minimum-commitment requirements, or that contains any take-or-pay provision in favor of a Third Party;

(ix) any Contract that prohibits in any material respect the payment of dividends or distributions in respect of the Equity Interests of the Company or any Company Subsidiary, or prohibits the pledging of the Equity Interests of the Company or any Company Subsidiary;

(x) any Contract pursuant to which the Company or any Company Subsidiary may be obligated to repurchase in excess of $500,000 of inventory per annum from a Third Party in connection with a floor plan financing arrangement;

(xi) any Contract with a (A) Company Top Supplier, or (B) Company Top Dealer (other than, in the case of each of the foregoing clauses (A) and (B), any statements of work, purchase orders, sales orders, invoices, service orders or similar documents entered into in the ordinary course of business);

(xii) any Company Related Party Contract;

(xiii) any Company Real Property Lease;

(xiv) any Contract with respect to any Company Owned Real Property, including any easement, license, covenant, restriction, right of first refusal, option, or other agreement or arrangement, in each case, that materially affects the use, occupancy, value, or transferability of any Company Owned Real Property;

(xv) any Collective Bargaining Agreement; and

(xvi) any other contract, arrangement, commitment or understanding that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC).

Each Contract of the type required to be disclosed in Section 3.13(a) of the Company Disclosure Letter is referred to herein as a “Company Material Contract.” True and complete copies of each Company Material Contract in effect as of the date hereof have been made available to Parent (after giving effect to agreed-upon procedures to protect competitively sensitive information) or publicly filed with the SEC.

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(b) Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Material Contract is a legal, valid, binding and enforceable obligation of the Company or the Company Subsidiary party thereto and is in full force and effect (except as may be limited by the Enforceability Exceptions), (ii) none of the Company, any Company Subsidiary or, to the Knowledge of the Company, any counterparty is in breach or default under any Company Material Contract (iii) the Company and the Company Subsidiaries have performed all material obligations required to be performed by them to date under the Company Material Contracts, and (iv) in the past twelve (12) months, neither the Company nor any Company Subsidiary has received any written notice of termination with respect to, and, to the Knowledge of the Company, no other party has threatened to terminate, any Company Material Contract.

Section 3.14 Litigation. There is no Proceeding to which the Company or any Company Subsidiary is a party pending or, to the Knowledge of the Company, threatened that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is subject to any Order that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.15 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) each of the Company and the Company Subsidiaries is and has for the past three (3) years been in compliance with applicable Environmental Laws, (b) each of the Company and the Company Subsidiaries has, or has applied for, all Environmental Permits necessary for the conduct and operation of their respective businesses as now being conducted and is, and for the past three (3) years has been, in compliance with the terms and conditions thereof, (c) neither the Company nor any Company Subsidiary has received in the past three (3) years any written notice, demand, letter or claim that is unresolved and that alleges that the Company or such Company Subsidiary is in violation of, or has liability under, any Environmental Law, (d) neither the Company nor any Company Subsidiary has entered into or agreed to any consent decree or Order or is subject to any Order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances, (e) (i) no Hazardous Substances have been Released at, under or on any Company Property by the Company or any Company Subsidiary or, to the Knowledge of the Company, any other person, and (ii) neither the Company nor any Company Subsidiary has stored, handled, used, Released, disposed of or transported, or arranged for the transport or disposal of Hazardous Substances at any location, except, in each case of the foregoing subclauses (i) and (ii), as would not reasonably be expected to result in material liability to the Company or any Company Subsidiary under any Environmental Law and (f) neither the Company nor any Company Subsidiary has undertaken or assumed by Contract or, to the Knowledge of the Company, by operation of law any liability arising under any Environmental Law or relating to Hazardous Substances. The Company has made available copies of all material, non-privileged environmental site assessments and audit reports (including Phase I or Phase II reports) and other material reports relating to noncompliance with Environmental Laws and/or the environmental condition of any real properties of the Company and the Company Subsidiaries that, in each case are in the possession of the Company or any of the Company Subsidiaries. Section 3.15 of the Company Disclosure Letter sets forth a true, correct and complete list of all Environmental Permits held by the Company or any Company Subsidiary and necessary for the conduct and operation of the Company and the Company Subsidiaries’ respective businesses as now being conducted.

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Section 3.16 Intellectual Property and Data Privacy.

(a) Section 3.16(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all material Company Intellectual Property that is registered, issued or the subject of a pending application. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the registrations, issuances and applications set forth on Section 3.16(a) of the Company Disclosure Letter are valid, and, to the extent it is a Company Intellectual Property that has been issued, enforceable, (ii) the Company or a Company Subsidiary is the sole and exclusive owner of all right, title and interest (including the sole right to enforce) in and to the Company Intellectual Property, free and clear of any Liens other than Permitted Liens, (iii) the Company and the Company Subsidiaries lawfully own or have valid, enforceable, and sufficient license Contracts entitling the Company and the Company Subsidiaries, as applicable, to use all Intellectual Property that they use in their operations as currently operated, and (iv) the Company and the Company Subsidiaries have taken commercially reasonable actions to maintain and protect each item of such Intellectual Property.

(b) Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) as of the date of this Agreement, no Proceedings are pending by or against the Company or any Company Subsidiary or, to the Knowledge of the Company, are threatened, concerning the infringement, misappropriation, dilution or other violation, or the ownership or use, of the Company Intellectual Property or, to the Knowledge of the Company, the Intellectual Property of any other Person, and no such Proceedings have been brought since January 1, 2023, (ii) to the Knowledge of the Company, no Person is infringing, misappropriating, diluting, using in an unauthorized manner or otherwise violating the Company Intellectual Property, and neither the Company nor any Company Subsidiary has instituted or threatened to institute any Proceeding against any Person with respect to the foregoing in this Section 3.16(b)(ii), and (iii) the operation by the Company and the Company Subsidiaries of their respective businesses as currently conducted and the Company Intellectual Property do not infringe, misappropriate, dilute or otherwise violate, and in the past three (3) years, have not infringed, misappropriated, diluted, or otherwise violated, the Intellectual Property of any Person. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all IP Agreements of the Company and the Company Subsidiaries are valid, and enforceable on all parties thereto (except as may be limited by the Enforceability Exceptions); and (ii) the Company and the Company Subsidiaries have not breached any IP Agreement and, to the Knowledge of the Company, no IP Agreement has been breached by any Third Party.

(c) Each employee, consultant, or contractor who developed any material Company Intellectual Property has executed a valid and enforceable Contract with the Company or a Company Subsidiary that conveys to the Company or a Company Subsidiary any and all right, title and interest in and to all such Intellectual Property, or, in the case of employees only, any and all right, title and interest in and to all such Intellectual Property is conveyed to the Company or a Company Subsidiary as a matter of Law.

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(d) Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries have taken commercially reasonable steps to (i) protect the Trade Secrets in the Company Intellectual Property and to (ii) protect any Trade Secrets provided to them by any other Person under obligation of confidentiality.

(e) Immediately following Closing, Merger II Surviving Company will have materially the same rights and privileges in the material Company Intellectual Property and the material Intellectual Property exploited by the Company and the Company Subsidiaries as the Company and the Company Subsidiaries had in such Intellectual Property immediately prior to Closing.

(f) Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (x) the Company and the Company Subsidiaries maintain and implement policies and procedures regarding data security, privacy, data transfer and the use of data that are commercially reasonable and (y) security measures are in place that are designed to protect Personal Information stored in the Company’s and the Company Subsidiaries’ IT Assets from unlawful use by any Third Party or any other use by a Third Party that would violate such policies. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries are, and, since January 1, 2023, have been, in compliance with all Data Privacy and Security Requirements applicable to the Company or any Company Subsidiaries. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there has been (i) no loss or theft of Personal Information or security breach relating to Personal Information processed by or on behalf of the Company and the Company Subsidiaries, (ii) no violation of any security policy regarding any such data, (iii) no unauthorized access or unauthorized use of any Personal Information and (iv) no unintended or improper disclosure of any Personal Information in the possession, custody or control of the Company or a Company Subsidiary or a contractor or agent acting on behalf of the Company or a Company Subsidiary, that in each case of the foregoing clauses (i) through (iv) would require the Company or any Company Subsidiary to provide notice thereof to any Person under applicable Data Privacy and Security Requirements. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, in the past three (3) years, neither the Company nor any Company Subsidiary has received any written notice, complaint, claim, or Proceeding regarding any actual or alleged material violation by the Company or any Company Subsidiary of any Data Privacy and Security Requirements, and, to the Knowledge of the Company, no facts or circumstances exist that could reasonably form the basis of any of the foregoing. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Proceedings are pending or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries relating to the collection or use of Personal Information.

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(g) To the Knowledge of the Company, the Company IT Assets are sufficient, and operate and perform in all material respects as is necessary for the operation of the businesses of the Company and the Company Subsidiaries as currently conducted, and there has been no material failure of Company IT Assets in the past three (3) years which has not been reasonably resolved and no Person has gained unauthorized access to the Company IT Assets, which access has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, the Company IT Assets are free of any material defects or material disabling codes or instructions, and free of any “viruses”, “worms”, “time bombs”, “key-locks” or any other software or hardware or other malicious devices, defects, or other contaminant that does or may materially disrupt, disable, delete, damage, modify, or otherwise interfere with the operation of, or permit unauthorized access to, the Company IT Assets. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the extent any Company IT Assets include or are comprised of AI Solutions, the Company or any Company Subsidiary that uses an AI Solution has taken reasonable steps to ensure that (i) the Company or the Company Subsidiary that uses the AI Solution has all necessary rights, title, and interest in any data or information that was used or is used to develop, train, improve, and operate the AI Solution; and (ii) the AI Solution operates in all material respects in compliance with applicable Law. Neither the Company nor any Company Subsidiary owns or uses any proprietary software that is Company Intellectual Property.

Section 3.17 Tax Matters. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) all Tax Returns that are required to be filed by or with respect to the Company or the Company Subsidiaries have been timely filed with the appropriate Governmental Entity (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and accurate;

(b) the Company and the Company Subsidiaries have timely paid all Taxes due and owing by any of them, other than Taxes and deficiencies for which, or with respect to which, adequate reserves have been established on or reflected in the financial statements of the Company and the Company Subsidiaries in accordance with GAAP, and since the date of the most recent financial statements of the Company and the Company Subsidiaries, no liability in respect of Taxes has been incurred or accrued (other than in the ordinary course of business);

(c) no deficiencies for Taxes have been asserted or assessed by any Governmental Entity in writing against the Company or the Company Subsidiaries, except for deficiencies that have been satisfied by payment, settled or withdrawn;

(d) there is not pending, or, to the Knowledge of the Company, threatened in writing, any audit, examination, investigation or other Proceeding with respect to any Taxes or Tax Return of the Company or the Company Subsidiaries;

(e) neither the Company nor any of the Company Subsidiaries has waived any statute of limitations with respect to Taxes or Tax Returns or agreed to any extension of time with respect to a Tax assessment or deficiency or the collection of Taxes;

(f) neither the Company nor any of the Company Subsidiaries has entered into any “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2);

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(g) the Company has not constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement or which otherwise constitutes part of a “plan” or “series of related transactions” within the meaning of Section 355(e) of the Code in conjunction with the Mergers;

(h) neither the Company nor any of the Company Subsidiaries is a party to any Tax allocation, sharing or indemnity agreement (other than any Tax indemnification provisions in commercial agreements that are not primarily related to Taxes and other than any agreement solely between or among any of the Company and the Company Subsidiaries);

(i) neither the Company nor any of the Company Subsidiaries has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under U.S. Treasury Regulation Section 1.1502-6 (or any similar or corresponding provision of state, local or foreign Law) or as successor or transferee;

(j) there are no Liens for Taxes (other than Permitted Liens) upon the assets of the Company or any of the Company Subsidiaries;

(k) no claim in writing has been made by any Governmental Entity in a jurisdiction in which the Company or Company Subsidiaries do not file Tax Returns of a particular type that the Company or any Company Subsidiaries is, or may be, subject to taxation of such type by, or required to file any Tax Return with respect to Taxes of such type in, that jurisdiction;

(l) each of the Company and each of the Company Subsidiaries has withheld and collected all amounts required by applicable Law to be withheld or collected by it on account of Taxes, has remitted all such amounts to the appropriate Governmental Entity when required by applicable Law to do so and has otherwise complied with Laws related to the collection, withholding and remittance of Taxes;

(m) there are no requests for rulings or determinations in respect of any Taxes or Tax Returns pending with respect to the Company or any Company Subsidiaries;

(n) neither the Company nor any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) adjustment pursuant to Section 481 of the Code (or any similar provision of state, local or non-U.S. Law) by reason of a change in accounting method by the Company or any Company Subsidiary prior to the Closing, (ii) closing or similar agreement with any taxing authority executed prior to the Closing, (iii) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) that occurred or arose prior to the Closing, (iv) installment sale or open transaction disposition made prior to the Closing, or (v) deferred revenue or prepaid amount received prior to the Closing outside the ordinary course of business; and

(o) none of the Company or any Company Subsidiary has taken or agreed to take any action, and the Company and the Company Subsidiaries have no knowledge of any fact or circumstance, in each case, that would reasonably be expected to prevent or impede the Mergers, taken together, from qualifying for the Intended Tax Treatment.

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Section 3.18 Real Property.

(a) Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Company Subsidiary has good and marketable fee title to the real property owned by the Company or any Company Subsidiary (the “Company Owned Real Property”), in each case, free and clear of all Liens other than Permitted Liens.

(b) Section 3.18(b) of the Company Disclosure Letter sets forth a true and complete list of each lease, sublease, license and other Contract, together with any amendments or renewals and any guarantees thereof or thereto (each, a “Company Real Property Lease”), under which the Company or any Company Subsidiary uses or occupies or has the right to use or occupy any real property at which operations of the Company and the Company Subsidiaries are presently conducted (the “Company Leased Real Property”; the Company Owned Real Property and Company Leased Real Property being sometimes referred to herein as the “Company Property”). The Company has made available to Parent a true, correct and complete copy of each Company Real Property Lease. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Real Property Lease is valid, binding and in full force and effect (except as may be limited by the Enforceability Exceptions), (ii) to the Knowledge of the Company, none of the Company, any Company Subsidiary or any counterparty is in breach or default under any Company Real Property Lease, and no event has occurred or circumstance exists which, with or without notice, lapse of time, or both, would constitute a material default by the Company, any Company Subsidiary or any counterparty under any Company Real Property Lease, (iii) the Company or the applicable Company Subsidiary has a good and valid leasehold interest, subject to the terms of the Company Real Property Lease applicable thereto, in each parcel of Company Leased Real Property, in each case free and clear of all Liens other than Permitted Liens, and (iv) there are no outstanding options, rights of first offer or rights of first refusal granting any Third Party the right to purchase any Company Owned Real Property or any portion thereof or interest therein.

(c) As of the date of this Agreement, none of the Company Properties are being leased or subleased to any other Person.

(d) To the Knowledge of the Company, neither the Company nor any Company Subsidiary has received any written notice of any material violation of any Law relating to any Company Property.

(e) Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has received any written notice of any condemnation, eminent domain, requisition or taking Proceeding by any Governmental Entity with respect to any Company Property, or negotiations for the purchase of any Company Property in lieu of condemnation, and, to the Knowledge of the Company, no condemnation, eminent domain, requisition Proceeding or taking has been commenced or threatened in connection with any of the foregoing.

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Section 3.19 Insurance. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries maintain policies of insurance covering the Company, the Company Subsidiaries and their respective employees, properties or assets (collectively, “Insurance Policies”) in an amount that is adequate for the operation of the Company’s and the Company Subsidiaries’ businesses as presently conducted, and all premiums for such Insurance Policies and other amounts due in connection therewith have been paid in full. Neither the Company nor any Company Subsidiary (a) is in breach or default of any of the Insurance Policies or (b) has received any written notice of termination, cancellation or denial of coverage with respect to any Insurance Policy, and all such insurance is outstanding and duly in force, except in each case of the foregoing clauses (a) and (b), as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.20 Opinion of the Company’s Financial Advisor. The Company Board has received the opinion of Truist Securities, Inc. (“Truist Securities”) (which, if initially rendered orally, has been or will be confirmed by a written opinion dated the same date), to the effect that, as of the date of such opinion and based on and subject to the various assumptions, qualifications, limitations and other matters set forth therein, the Merger Consideration to be paid to the holders of Company Common Shares (other than holders of Company Common Shares who execute the Voting Agreement or the Stockholders Agreement in connection with the Mergers, Parent, Merger Sub I, Merger Sub II and their respective affiliates) pursuant to this Agreement is fair, from a financial point of view, to such holders.

Section 3.21 Form S-4; Joint Proxy Statement/Prospectus. None of the information in the Form S-4 or the Joint Proxy Statement/Prospectus to be supplied by or on behalf of the Company or the Company Subsidiaries for inclusion therein will, at the time of the mailing of the Joint Proxy Statement/Prospectus or any amendments or supplements thereto, or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Joint Proxy Statement/Prospectus will comply, as of its mailing date, as to form in all material respects with all applicable Laws, including the provisions of the Securities Act and the Exchange Act, except that no representation or warranty is made by the Company with respect to information supplied by or on behalf of Parent, Merger Sub I, or Merger Sub II for inclusion therein.

Section 3.22 Brokers. Except for the Company’s obligations to Truist Securities, no broker, investment banker, financial advisor or other Person is entitled to any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement, including the Mergers, based upon arrangements made by or on behalf of the Company or any Company Subsidiary. The Company has made available to Parent true and complete copies of all Contracts with respect to the engagement of Truist Securities related to the Mergers and the other transactions contemplated hereby.

Section 3.23 State Takeover Statutes. Assuming the accuracy of the Company 203 Assumptions, no restriction on business combinations in any “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (including Section 203 of the DGCL) or any similar anti-takeover provision in the Company Charter or the Company Bylaws is, or at the First Effective Time will be, applicable to this Agreement, the Mergers or any of the transactions contemplated hereby.

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Section 3.24 Reorganization. As of the date of this Agreement, neither the Company nor any of the Company Subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that would reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 3.25 Company Related Party Contracts. There are no Contracts, transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between the Company or any Company Subsidiary, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of the Company or any Company Subsidiary or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Company Shares (or any of such person’s immediate family members or affiliates) (other than Company Subsidiaries) of the type required to be reported in any Company SEC Document pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (collectively, “Company Related Party Contracts”).

Section 3.26 Top Dealers and Suppliers.

(a) Section 3.26(a) of the Company Disclosure Letter sets forth a true and complete list of (i) the top ten suppliers (each a “Company Top Supplier”), and (ii) the top ten dealers (each a “Company Top Dealer”), respectively, based on the aggregate dollar amount of payments to or from, as applicable, such supplier or dealer, for each of calendar year 2024 and 2025, in each case of the Company and the Company Subsidiaries, taken as a whole.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, since December 31, 2024 through the date of this Agreement, (i) there has been no termination of or a failure to renew the business relationship of the Company and the Company Subsidiaries with any Company Top Supplier or any Company Top Dealer and (ii) no Company Top Supplier or Company Top Dealer has notified the Company or any Company Subsidiary in writing, or, to the Company’s Knowledge, orally, that it intends to terminate or not renew its business. Since December 31, 2024, neither the Company nor any Company Subsidiary has received any written notice, letter, complaint or other communication from any Company Top Supplier or Company Top Dealer to the effect that it has materially changed, modified, amended or reduced, or is expected to materially change, modify, amend or reduce, its business relationship with the Company or any Company Subsidiary in a manner that is materially adverse to the Company and the Company Subsidiaries, taken as a whole.

Section 3.27 Product Warranty Matters.

(a) Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each product designed, manufactured, sold, leased, provided or delivered by the Company or any Company Subsidiary, and each service provided by the Company, in each case, since January 1, 2023, has been designed, manufactured, sold, leased, provided or delivered, as applicable, in conformity with the specifications for such product or service, as applicable, and applicable Contracts, Laws and warranties and (ii) as of the date of this Agreement, there are no material defects in any products or services of the Company or any Company Subsidiaries.

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(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2023, (i) there have been no product recalls, post-sale notices or warnings or similar matters, or obligations thereof, with respect to any product or service of the Company or any Company Subsidiary and, to the Knowledge of the Company, there is no reasonable basis for any of the foregoing, (ii) the Company and each Company Subsidiary has not been required to file (and has not filed) any notification or other report with or provide information to any Governmental Entity or product safety standards group concerning actual or potential defects or other hazards with respect to any such product or service, and there is no reasonable basis for any of the foregoing and (iii) the Company and each Company Subsidiary is, and has been, in compliance with all Boating Laws.

(c) Section 3.27(c) of the Company Disclosure Letter sets forth a true, correct and complete list of (i) all boats sold by the Company and the Company Subsidiaries in the twelve (12) months ended December 31, 2025 for which the Company or a Company Subsidiary paid warranty claims in those twelve (12) months, as well as the aggregate of all such claims per boat, and (ii) all boats repurchased by the Company and the Company Subsidiaries in the three (3) years ended December 31, 2025 due to warranty issues or other claims or disputes as well as the customer, the amount paid by the Company or applicable Company Subsidiary for each repurchased boat, and current status of such warranty claim.

(d) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, in the last three (3) years, no Governmental Entity has alleged in writing that any product designed, manufactured, sold, or leased by any of the Company or any Company Subsidiary is defective or unsafe or fails to meet any product warranty or any standards promulgated by any Governmental Entity that has not been fully remedied.

(e) Section 3.27(e) of the Company Disclosure Letter sets forth the standard forms of warranties currently used by the Company and the Company Subsidiaries for all boats sold by the Company and the Company Subsidiaries as of the date of this Agreement.

Section 3.28 International Trade Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (i) the Company, the Company Subsidiaries and their respective Representatives are (and have been at all times in the last ten (10) years) in compliance with all applicable International Trade Laws and Regulations; (ii) there are no, and there have not been in the last ten (10) years, Proceedings pending or, to the Company’s Knowledge, threatened between the Company and the U.S. Government or a foreign Governmental Entity under any International Trade Laws and Regulations, (iii) each of the items (including goods, software, technical data, or technology) produced, purchased or sold by the

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Company and the Company Subsidiaries since January 1, 2019, have been classified in compliance with applicable International Trade Laws and Regulations; (iv) all duties, tariffs, penalties, interest and other charges and obligations related to the import and export of such products have been fully paid in a timely manner in accordance with all relevant International Trade Laws and Regulations; (v) each of the Company and the Company Subsidiaries has prepared, timely applied for and obtained all import and export approvals required in accordance with International Trade Laws and Regulations for the conduct of the business of the Company and the Company Subsidiaries as presently conducted.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company, nor any Company Subsidiaries nor any of their respective Representatives (i) is a Sanctioned Person, (ii) has participated in any transaction involving a Sanctioned Person or a Sanctioned Jurisdiction, (iii) has maintained employees or assets of any kind in a Sanctioned Jurisdiction, (iv) has directly or indirectly provided any financing to or for the benefit of any Sanctioned Person or has directly or indirectly conducted any transaction or engaged in any dealings with or for the benefit of any Sanctioned Person, (v) has imported, exported (including deemed exportation), re-exported (including deemed re-exportation) or transferred, directly or indirectly, any items (including goods, software, technical data, or technology) or services in violation of any applicable International Trade Laws and Regulations, or (vi) has engaged in any conduct, activity, or practice that could reasonably be expected to result in the Company or any Company Subsidiaries being designated as a Sanctioned Person.

(c) Section 3.28(c) of the Company Disclosure Letter sets forth a complete and accurate list of the countries and territories in which the Company or any Company Subsidiary has done business in the last ten (10) years that were, at the time the Company or applicable Company Subsidiary conducted business therein, subject to comprehensive embargos or economic sanctions administered by OFAC and restricting substantially all dealings with the country or territory.

Section 3.29 Anti-Corruption Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) neither the Company, any Company Subsidiary, nor, to the Knowledge of the Company, any of their respective Representatives, is or has been in violation of any Anti-Corruption Laws, (ii) there are no unresolved investigations or claims concerning any liability of the Company or any Company Subsidiary with respect to Anti-Corruption Laws, (iii) the Company and each Company Subsidiary is in compliance, and has complied, with the applicable provisions of the U.S. Bank Secrecy Act and USA PATRIOT Act of 2001 and other Laws relating to anti-money laundering and similar matters, (iv) the Company and each Company Subsidiary has general policies and procedures in place that are designed to prevent, detect and deter bribery and corruption in the conduct of the business of the Company and the Company Subsidiaries, (v) no officer, director or employee of the Company or any Company Subsidiary is a Governmental Official nor does any Governmental Official have any form of actual or beneficial ownership interest in any Equity Interests of the Company or any Company Subsidiary.

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(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company, any Company Subsidiary, nor, to the Knowledge of the Company, any of their respective Representatives, has offered or given, money or something of value to (i) any Governmental Official, any political party or official thereof or any candidate for political office or (ii) any other Person, in any such case while knowing or having reason to know that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, for any of the following purposes: (A) influencing any action or decision of such Person, in such Person’s official capacity, including a decision to fail to perform such Person’s official function; (B) inducing such Person to use such Person’s influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist the Company or any Company Subsidiary in obtaining or retaining business for, with, or directing business to, any Person; or (C) where such payment would constitute a bribe, kickback or illegal or improper payment to assist the Company or any Company Subsidiary in obtaining or retaining business for, with, or directing business to, any Person.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all books and records of the Company and the Company Subsidiaries accurately and fairly reflect, in reasonable detail, all transactions and dispositions of funds or assets, and there have been no intentionally false or fictitious entries made in such books or records relating to any illegal payment or secret or unrecorded fund, and neither the Company nor any Company Subsidiary has established or maintained a secret or unrecorded fund.

Section 3.30 Ownership of Parent Shares. Except as a result of this Agreement, none of the Company or any “affiliate” or “associate” (as such terms are defined in Section 203 of the DGCL) of the Company is, or at any time during the last three (3) years has been, an “interested stockholder” (as such term is defined in Section 203 of the DGCL) of Parent.

Section 3.31 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in Article IV (as qualified by the Parent Disclosure Letter) and the other Transaction Documents to which it is party, none of Parent, any of its affiliates or any other Person on behalf of Parent or otherwise makes any express or implied representation or warranty (and the Company, on its own behalf and on behalf of the Company’s Representatives, acknowledges and agrees that it has not relied, and disclaims reliance, on any such representation or warranty) with respect to Parent, the Parent Subsidiaries or their respective businesses or any other matter or with respect to any other information provided, or made available, to the Company or the Company’s Representatives or affiliates or any other Person in connection with the transactions contemplated hereby, including the accuracy or completeness thereof. Without limiting the foregoing, none of Parent, Merger Sub I, Merger Sub II, or any other Person will have or be subject to any liability or other obligation to the Company or the Company’s Representatives or affiliates or any other Person (and the Company acknowledges and agrees that none of Parent, Merger Sub I, Merger Sub II, or any other Person will have or be subject to any such liability or obligation) resulting from the Company’s or the Company’s Representatives’ or affiliates’ use of any information, documents, projections, forecasts or other material made available to the Company or the Company’s Representatives or affiliates, including any information made available in the electronic data room maintained by Parent for purposes of the transactions contemplated by this Agreement, teasers, marketing materials, consulting reports or materials,

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confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Company or the Company’s Representatives or in any other form in connection with the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty contained in Article IV (as qualified by the Parent Disclosure Letter) or in any representations and warranties expressly contained in any other Transaction Document.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB I, AND

MERGER SUB II

Except as set forth in (i) the Parent SEC Documents filed on or after January 1, 2023 and publicly available at least two (2) Business Days prior to the date hereof (excluding any risk factor disclosures solely contained under the caption “Risk Factors” (other than any factual or historical information contained therein) or any disclosures of risk explicitly included in any “Forward-Looking Statements” disclaimers that are predictive, cautionary or forward-looking in nature), but it being understood that this clause (i) shall not be applicable to Section 4.2 (Capitalization), Section 4.6 (Parent Common Shares), Section 4.22 (Brokers) or Section 4.26 (Sufficient Authorized but Unissued Shares) or (ii) the corresponding sections of the Parent Disclosure Letter (it being acknowledged and agreed that disclosure in any section or subsection of the Parent Disclosure Letter shall be deemed disclosed with respect to all Sections of this Agreement and all other sections or subsections of the Parent Disclosure Letter to the extent that the relevance of such disclosure to such other Section of this Agreement or section or subsection of the Parent Disclosure Letter is reasonably apparent on the face of such disclosure), Parent, Merger Sub I, and Merger Sub II hereby represent and warrant to the Company as follows:

Section 4.1 Organization and Qualification; Subsidiaries.

(a) Each of Parent and Merger Sub I is a corporation, duly organized and validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Merger Sub II is a limited liability company, duly organized and validly existing and in good standing under the Laws of the jurisdiction of its formation and has requisite limited liability company power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Each of Parent’s Subsidiaries (each, a “Parent Subsidiary”) is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or organizational, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent, Merger Sub I, Merger Sub II and each Parent Subsidiary is duly qualified to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

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(b) Parent has made available or caused to be made available to the Company true, correct and complete copies of (i) the Amended and Restated Certificate of Incorporation of Parent and any amendments thereto (the “Parent Charter”) not filed prior to the date hereof with the SEC, (ii) the Fourth Amended and Restated Bylaws of Parent and any amendments thereto (the “Parent Bylaws”) not filed prior to the date hereof with the SEC and (iii) the certificates of incorporation and bylaws, or equivalent organizational or governing documents, of each Parent Subsidiary. Parent is in compliance in all material respects with the provisions of the Parent Charter and the Parent Bylaws.

(c) Section 4.1(c) of the Parent Disclosure Letter sets forth as of the date hereof a true, correct and complete list of the Parent Subsidiaries, together with the jurisdiction of organization or incorporation, as the case may be, of each Parent Subsidiary. Neither Parent nor any Parent Subsidiary, directly or indirectly, owns any Equity Interest in any Person other than the Parent Subsidiaries. All of the outstanding shares of capital stock of, or other Equity Interests in, each Parent Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable. All of the outstanding shares of capital stock of, or other Equity Interests in, each Parent Subsidiary are owned, directly or indirectly, by Parent free and clear of all Liens, other than Permitted Liens.

Section 4.2 Capitalization.

(a) The authorized capital stock of Parent consists of (i) 100,000,000 Parent Common Shares, of which, as of the Capitalization Time, there were 16,284,904 Parent Common Shares outstanding (including 149,278 shares of Parent Restricted Stock), and (ii) 10,000,000 Parent Preferred Shares, of which, as of the Capitalization Time, there were no Parent Preferred Shares issued and outstanding. As of the Capitalization Time, Parent has no Parent Preferred Shares subject to or reserved for issuance.

(b) No Parent Subsidiary owns any Parent Shares or has any option or warrant to purchase any Parent Shares or any other Equity Interest in Parent. All of the outstanding Parent Shares have been duly authorized and validly issued and are fully paid, nonassessable, and free of preemptive rights.

(c) As of the Capitalization Time, Parent has no Parent Shares subject to or reserved for issuance, except for (i) 143,538 Parent Common Shares underlying Parent RSU Awards granted under the Parent Equity Plans, (ii) 222,854 Parent Common Shares underlying Parent PSU Awards granted under the Parent Equity Plans (assuming achievement of the applicable performance goals at the target performance level) and (iii) 903,415 Parent Common Shares reserved for future issuance under the Parent Equity Plans for awards not yet granted.

(d) All Parent Shares subject to issuance under the Parent Equity Plans, upon issuance prior to the First Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable, and free of preemptive rights.

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(e) Section 4.2(e) of the Parent Disclosure Letter sets forth as of the Capitalization Time a true, correct and complete list of all outstanding Parent Equity Awards, and with respect to each such award, (i) the number of Parent Shares subject to such award (assuming achievement of the applicable performance goals at the target performance level for Parent PSU awards), (ii) the grant date, (iii) the designation of such Parent Equity Award as either a Parent PSU Award, a Parent RSU Award or a Parent Restricted Stock Award, (iv) the vesting schedule, (v) the extent to which such award is vested as of the date of this Agreement, and (vi) to the extent applicable, the per share exercise price and the expiration date thereof.

(f) As of the Capitalization Time, other than the Parent Equity Awards, there are no outstanding Equity Interests or other options, warrants, rights of first refusal, preemptive rights or other rights to which Parent or any Parent Subsidiary is a party or bound, relating to or based on the value of any Equity Interests of Parent or any Parent Subsidiary or obligating Parent or any Parent Subsidiary to issue or sell any Equity Interests of Parent or any Parent Subsidiary. Since the Capitalization Time, Parent has not issued any Parent Shares, Parent Equity Awards or other Equity Interests (including Parent Shares) other than Parent Common Shares issued upon the exercise or settlement of Parent Equity Awards that were either (x) outstanding as of the Capitalization Time or (y) issued in compliance with Section 5.1(c), in each case, in accordance with their terms.

(g) Other than the Parent Equity Awards, there are no obligations (whether outstanding or authorized) of the Parent or any Parent Subsidiary requiring their acquisition, redemption or repurchase of any Parent Shares or other Equity Interests of the Parent or any Parent Subsidiary. There are no voting trusts or other agreements or understandings to which Parent or any Parent Subsidiary is a party with respect to the voting of Parent Shares or other Equity Interests of Parent or any Parent Subsidiary, other than (i) any such agreements solely between and among Parent and any Parent Subsidiary or solely between and among two or more Parent Subsidiaries, or (ii) the Stockholders Agreement. There are no outstanding bonds, debentures, notes or other indebtedness of Parent or the Parent Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Parent Shares may vote.

(h) Parent does not have a “poison pill” or similar stockholder rights plan.

(i) Neither Parent nor any of the Parent Subsidiaries is under any obligation, contingent or otherwise, by reason of any contract to register the offer and sale or resale of any of their securities under the Securities Act.

(j) All dividends or distributions on the Parent Shares and any dividends or distributions on any Equity Interests of any Parent Subsidiaries which have been authorized or declared prior to the date of this Agreement have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable). Neither Parent nor any of the Parent Subsidiaries is required to be registered as an investment company under the Investment Company Act of 1940.

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Section 4.3 Authority.

(a) Parent has all requisite corporate power and authority necessary to execute and deliver this Agreement and the other Transaction Documents, and, subject to receipt of the Parent Stockholder Approval, to perform (subject to the conditions contained herein) its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, including the Mergers and the Parent Common Share Issuance. The Parent Board has, upon the terms and subject to the conditions set forth herein, unanimously (i) determined that the transactions contemplated by this Agreement and the other Transaction Documents, including the Mergers and the Parent Common Share Issuance, are advisable, fair to, and in the best interests of Parent and its stockholders in their capacities as such, (ii) approved, adopted and declared advisable this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, including the Mergers and the Parent Common Share Issuance, and approved Parent’s execution, delivery and performance of this Agreement and the other Transaction Documents, and the consummation by Parent of the transactions contemplated hereby and thereby, including the Mergers and the Parent Common Share Issuance, (iii) directed that the Parent Common Share Issuance be submitted to the stockholders of Parent for their approval and (iv) as of the date hereof, made the Parent Board Recommendation. Assuming the accuracy of the representations in Section 3.30 and that no recipient of the Merger Consideration will be, at the time of the Parent Common Share Issuance, an “interested stockholder” (as such term is defined in Section 203 of the DGCL) of Parent (the “Parent 203 Assumptions”), then except for the approval of the Parent Common Share Issuance by the affirmative vote of the holders of a majority in voting power of the outstanding Parent Common Shares present in person or by proxy and entitled to vote thereon at a duly convened meeting of the stockholders of Parent at which a quorum is present (the “Parent Stockholder Approval”), no other corporate proceedings on the part of Parent are necessary to adopt and approve this Agreement and the other Transaction Documents and consummate the transactions contemplated hereby and thereby, including the Parent Common Share Issuance. This Agreement has been duly and validly executed and delivered by Parent and, assuming due and valid authorization, execution and delivery by the Company, constitutes a legally valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as may be limited by the Enforceability Exceptions.

(b) Merger Sub I has all requisite corporate power and authority necessary to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including Merger I. The execution and delivery of this Agreement by Merger Sub I, and the consummation by Merger Sub I of the transactions contemplated hereby, including Merger I, have been duly and validly authorized by all necessary corporate action, subject only to the adoption of this Agreement by the sole stockholder of Merger Sub I by written consent which has been delivered and will become effective immediately following the execution of this Agreement by the Parties, and no other corporate proceedings on the part of Merger Sub I are necessary to adopt this Agreement or to consummate the transactions contemplated hereby. The board of directors of Merger Sub I has, upon the terms and subject to the conditions set forth herein, (i) determined that the transactions contemplated by this Agreement, including Merger I, are advisable, fair to and in the best interests of Merger Sub I and its sole stockholder, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including Merger I, and approved Merger Sub I’s execution, delivery and performance of this Agreement and the consummation by Merger Sub I of the transactions contemplated hereby, including Merger I, (iii) directed that this Agreement be submitted to the sole stockholder of Merger Sub I for its adoption and (iv) recommended that the sole stockholder of Merger Sub I adopt this Agreement. This Agreement has been validly executed and delivered by Merger Sub I, and, assuming due and valid authorization, execution and delivery by the Company, constitutes a legally valid and binding obligation of Merger Sub I, enforceable against Merger Sub I in accordance with its terms, except as may be limited by the Enforceability Exceptions.

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(c) Merger Sub II has all requisite limited liability company power and authority necessary to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including Merger II. The execution and delivery of this Agreement by Merger Sub II, and the consummation by Merger Sub II of the transactions contemplated hereby, including Merger II, have been duly and validly authorized by all necessary limited liability company action, including via the adoption (effective immediately following the execution of this Agreement by the Parties) of resolutions by the sole member of Merger Sub II by written consent that adopt this Agreement and approve the transactions contemplated hereby, including Merger II, and no other limited liability company proceedings on the part of Merger Sub II are necessary to adopt this Agreement or to consummate the transactions contemplated hereby. The sole member of Merger Sub II has (i) determined that the transactions contemplated by this Agreement, including Merger II, are advisable, fair to and in the best interests of Merger Sub II and (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Mergers, and approved Merger Sub II’s execution, delivery and performance of this Agreement and the consummation by Merger Sub I of the transactions contemplated hereby, including the Mergers. This Agreement has been validly executed and delivered by Merger Sub II, and, assuming due and valid authorization, execution and delivery by the Company, constitutes a legally valid and binding obligation of Merger Sub II, enforceable against Merger Sub II in accordance with its terms, except as may be limited by the Enforceability Exceptions.

Section 4.4 No Conflict. None of the execution, delivery or performance of this Agreement or the other Transaction Documents by Parent, Merger Sub I, or Merger Sub II, or the consummation by Parent, Merger Sub I, or Merger Sub II of the Mergers or any other transaction contemplated by this Agreement or the other Transaction Documents, will (with or without notice or lapse of time, or both) conflict with or violate any provision of the Parent Charter, the Parent Bylaws or the organizational or governing documents of Merger Sub I or Merger Sub II. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of the execution, delivery or performance of this Agreement or the other Transaction Documents by Parent, Merger Sub I, or Merger Sub II, or the consummation by Parent, Merger Sub I, or Merger Sub II of the Mergers or any other transaction contemplated by this Agreement or the other Transaction Documents will (with or without notice or lapse of time, or both) (a) assuming that the Parent Stockholder Approval and all consents, approvals, authorizations and permits described in Section 4.5 have been obtained and all filings and notifications described in Section 4.5 have been made and any waiting periods thereunder have terminated or expired, and any other condition precedent to such consent, approval, authorization, or permit has been satisfied, and assuming the accuracy of the Parent 203 Assumptions, conflict with or violate any Law applicable to Parent or any Parent Subsidiary or any of their respective properties or assets or (b) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Liens) upon any of the respective properties or assets of Parent, Merger Sub I, Merger Sub II or any Parent Subsidiary pursuant to, any Contract to which Parent, Merger Sub I, Merger Sub II or any Parent Subsidiary is a party or by which they or any of their respective properties or assets is bound, including any Parent Real Property Lease, or any Parent Permit.

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Section 4.5 Required Filings and Consents. Assuming the accuracy of the representations and warranties of the Company in Section 3.5, none of the execution, delivery or performance of this Agreement by Parent, Merger Sub I, and Merger Sub II, or the consummation by Parent, Merger Sub I, and Merger Sub II of the Mergers or any other transaction contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with, or notification to, any Governmental Entity, other than (a) the filing of the Merger I Certificate of Merger and Merger II Certificate of Merger as required by the DGCL and the DLLCA, as applicable, (b) compliance with any applicable foreign, federal or state securities or blue sky Laws, including pursuant to the applicable requirements of the Securities Act and the Exchange Act, (c) such filings as may be required under the rules and regulations of Nasdaq and the NYSE, (d) the filing with the SEC of the Joint Proxy Statement/Prospectus and the filing with the SEC, and declaration of effectiveness under the Securities Act, of the Form S-4, (e) compliance with any applicable requirements of the HSR Act and other Competition Laws, and (f) consents, approvals, authorizations or permits of, filings, registrations with or notifications to, any Governmental Entity, the failure of which to obtain or make would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.6 Parent Common Shares. Assuming the accuracy of the Parent 203 Assumptions, upon issuance, the Parent Common Shares that are issued as Merger Consideration will be duly authorized, validly issued, fully paid and non-assessable, free and clear of preemptive rights and all Liens (other than transfer restrictions (x) arising under applicable securities Laws and (y) that are expressly contemplated by the Stockholders Agreement). Except as contemplated in this Agreement and the Stockholders Agreement, neither Parent nor any Parent Subsidiary is party to any agreement regarding the voting of Parent Shares.

Section 4.7 Permits; Compliance with Law.

(a) Parent and the Parent Subsidiaries hold and maintain in full force and effect all authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity necessary for Parent and the Parent Subsidiaries to own, lease and operate their properties and assets and to carry on and operate their businesses as currently conducted (collectively, the “Parent Permits”), except where the failure to hold, or to maintain in full force and effect, any of the Parent Permits, would not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Each of Parent and the Parent Subsidiaries are, and since January 1, 2023 have been, in compliance with all applicable Laws, and neither Parent nor any Parent Subsidiary is, or since January 1, 2023 has been, in conflict with, default under or violation of any Law applicable to Parent or any Parent Subsidiary or by which any property or asset of Parent or any Parent Subsidiary is bound or affected, except, in each case, for such non-compliance, conflicts, defaults or violations as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

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Section 4.8 SEC Filings; Financial Statements.

(a) Since January 1, 2023, Parent has, in all material respects, timely filed with or otherwise furnished (as applicable) to the SEC all registration statements, prospectuses, forms, reports, proxy statements, schedules, statements and other documents required to be filed or furnished by it with the SEC under the Securities Act or the Exchange Act, as the case may be (such documents and any other documents filed or furnished by Parent with the SEC since January 1, 2023, as have been supplemented, modified or amended since the time of filing, and together with any exhibits and schedules thereto and any other information incorporated therein, collectively, the “Parent SEC Documents”). As of their respective filing dates or, if supplemented, modified or amended prior to the date hereof, as of the date of the most recent supplement, modification or amendment, the Parent SEC Documents (i) did not (or, with respect to the Parent SEC Documents filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied, as of such date, as to form in all material respects with the applicable requirements of the Exchange Act, the Securities Act or the Sarbanes-Oxley Act, as the case may be, and the listing and corporate governance rules and regulations of Nasdaq; provided, however, in each case, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information furnished by Parent to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act. None of the Parent Subsidiaries is required to file periodic reports with the SEC. As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by Parent or any Parent Subsidiary relating to the Parent SEC Documents. To the Knowledge of Parent as of the date hereof, none of the Parent SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation.

(b) The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent and the consolidated Parent Subsidiaries (including, in each case, any related notes thereto) included or incorporated by reference in the Parent SEC Documents (collectively, the “Parent Financial Statements”) (i) when filed complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto and (ii) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders’ equity of Parent and the consolidated Parent Subsidiaries, taken as a whole, as of the dates and for the periods referred to therein in accordance with GAAP applied on a consistent basis during the periods involved (subject, in the case of interim financial statements, to normal year-end adjustments and the absence of notes and except as may be indicated in the notes to the Parent Financial Statements). As of the date of this Agreement there are no pending inspections of an audit of the Parent Financial Statements by the Public Company Accounting Oversight Board.

(c) Neither Parent nor any of the Parent Subsidiaries is a party to any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the purpose or intended effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any Parent Subsidiary in the Parent SEC Documents.

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Section 4.9 Internal Controls.

(a) Parent has designed and maintains in all material respects a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) intended to provide reasonable assurances regarding the reliability of financial reporting for Parent and the Parent Subsidiaries and the preparation of financial statements for external purposes in accordance with GAAP. Parent (i) maintains in all material respects “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that material information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Parent required under the Exchange Act with respect to such reports and (ii) based on Parent’s most recent evaluation of internal controls over financial reporting prior to the date hereof, has disclosed to Parent’s auditors and the audit committee of the Parent Board (A) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have not been remediated and are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (B) any fraud that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

(b) Neither Parent nor any of the Parent Subsidiaries has made any prohibited loans to any executive officer of Parent (as defined in Rule 3b-7 under the Exchange Act) or director of Parent. There are no outstanding loans or other extensions of credit made by Parent or any of the Parent Subsidiaries to any executive officer of Parent (as defined in Rule 3b-7 under the Exchange Act) or director of Parent.

Section 4.10 No Undisclosed Liabilities. Except for those liabilities and obligations (a) disclosed, reflected, reserved against or provided for in the Parent Financial Statements filed prior to the date hereof, (b) incurred in the ordinary course of business since June 30, 2025, (c) for Taxes, (d) incurred in connection with this Agreement or the transactions contemplated hereby, (e) incurred in accordance with the terms of any Parent Material Contract (other than liabilities due to breaches thereunder) or (f) that would not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any Parent Subsidiary is, as of the date of this Agreement, subject to any liabilities or obligations, whether accrued, contingent or otherwise.

Section 4.11 Absence of Certain Changes or Events.

(a) Since June 30, 2025 through the date of this Agreement (i) Parent and the Parent Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business, and (ii) neither Parent nor any Parent Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in clauses (i), (iii), (v), (vi), (vii), (viii), (ix) and (xii) of Section 5.1(c) (but in the case of clause (xii), solely with respect to clauses (i), (iii), (v), (vi), (vii), (viii) and (ix) of Section 5.1(c)).

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(b) Since June 30, 2025 through the date of this Agreement, there has not occurred any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.12 Labor Matters.

(a) Section 4.12(a) of Parent Disclosure Letter contains a complete and accurate list of all employees of Parent and the Parent Subsidiaries, including the following information: (i) the aggregate base annual salary or hourly wage rate (as applicable), by department; (ii) the aggregate target commission, bonus or other incentive-based compensation for 2026, by department; (iii) work location (including remote work status and location, if applicable), by state; (iv) exempt or non-exempt classification under wage and hour Laws; (v) employing entity; (vi) the aggregate accrued, unused vacation or other paid time off, by department; and (vii) active or leave status (including type of leave and expected return date).

(b) Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent and the Parent Subsidiaries are, and since January 1, 2023 have been, in compliance with all applicable Laws governing Employment Matters.

(c) To the Knowledge of Parent, no employee of Parent or any Parent Subsidiary with the title of vice president or higher or who otherwise earns base annual compensation in excess of $150,000 intends to terminate his or her employment as a result of the consummation of the transactions contemplated by this Agreement or otherwise in the twelve (12) months following the Closing.

(d) To the Knowledge of Parent, no Participant is in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, nonsolicitation agreement, or other restrictive covenant obligation: (i) owed to Parent or any Parent Subsidiary; or (ii) owed to any Third Party with respect to such person’s rights to be employed or engaged by Parent or any Parent Subsidiary, in each case, except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) Neither Parent nor any Parent Subsidiary is a party to or bound by a Collective Bargaining Agreement, and no employees of Parent or any Parent Subsidiary are represented by a union, works council, or other labor organization or employee representative or group of employees with respect to their employment. To the Knowledge of Parent, there are, and since January 1, 2023 there have been, no actual, pending or threatened union organizing activities involving Parent or any Parent Subsidiary.

(f) Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no, and since January 1, 2023 there has not been any, pending or, to the Knowledge of Parent, threatened work stoppage, lockout, slowdown, labor strike, handbilling, picketing, unfair labor practice, labor arbitration, labor grievance or other labor dispute against Parent or any Parent Subsidiary.

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(g) In the past five (5) years, Parent and each Parent Subsidiary has reasonably investigated, and taken reasonable corrective action (where merited or as otherwise required by applicable Law) with respect to, all sexual harassment or other harassment, discrimination or retaliation allegations against any Participant which have been reported to Parent or any Parent Subsidiary or of which Parent has Knowledge. Neither Parent nor any Parent Subsidiary reasonably expects any material liability with respect to any such allegations or is aware of any such allegations that would reasonably be expected to bring Parent or any Parent Subsidiary into material disrepute.

(h) To the Knowledge of Parent, all current employees of Parent and the Parent Subsidiaries who work in the United States have appropriate documentation to work in the United States and are authorized to work in the United States under applicable immigration Laws. Since January 1, 2023, neither Parent nor any Parent Subsidiaries has been notified in writing or, to the Knowledge of Parent, orally of any pending or threatened investigation by any branch or department of U.S. Immigration and Customs Enforcement, U.S. Department of Labor, or other federal agency charged with administration and enforcement of federal immigration laws concerning the employees of Parent or Parent Subsidiaries.

(i) Neither Parent nor any Parent Subsidiary is a government contractor or subcontractor for the purposes of any Law with respect to the terms and conditions of employment (including the Service Contracts Act or any other prevailing wage Laws).

(j) During the past three (3) years, neither Parent nor any Parent Subsidiary has effectuated (i) a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of Parent or Parent Subsidiary; or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of Parent or Parent Subsidiary.

Section 4.13 Parent Employee Benefit Plans.

(a) Section 4.13(a) of the Parent Disclosure Letter sets forth a true, correct and complete list of all material Parent Benefit Plans as of the date hereof.

(b) Parent has made available to Company, with respect to each material Parent Benefit Plan, (i) each plan document (including all amendments thereto), executed adoption agreement, trust agreement, and insurance contract and other funding vehicle, (ii) the two most recent Annual Report (Form 5500 Series) and accompanying schedules, if any, (iii) the current summary plan description and any material modifications thereto, if any, (iv) the most recent annual financial report, trustee report, audit report or actuarial report, if any, (v) the most recent determination letter from the IRS (if applicable) for such Parent Benefit Plan, (vi) the two most recent compliance testing results, and (vii) the most recent safe harbor notice.

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(c) Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Parent Benefit Plan has been maintained, operated, registered and administered in compliance with its terms and with applicable Law, including ERISA, the Code, and the Patient Protection and Affordable Care Act of 2010 (and not subject to taxes or penalties under such Law) to the extent applicable thereto, (ii) each Parent Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and, to the Knowledge of Parent, there are no circumstances likely to result in the loss of the qualification of such plan under Section 401(a) of the Code, (iii) none of Parent, any Parent Subsidiary or any ERISA Affiliate has now or at any time within the previous six (6) years contributed to, sponsored or maintained (or has been required to contribute to, sponsor or maintain) a Parent Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 or 4971 of the Code, (iv) no Parent Benefit Plan provides medical, life insurance or other welfare benefits with respect to current or former employees or directors of Parent or any Parent Subsidiary beyond their retirement or other termination of service, other than coverage mandated by applicable Law, (v) no liability under Title IV of ERISA has been incurred, or is reasonably expected to be incurred, by Parent, any of the Parent Subsidiaries or any ERISA Affiliate with respect to any Parent Benefit Plan that has not been satisfied in full (other than with respect to amounts not yet due), and no condition, event or circumstance exists that presents a risk to Parent, any Parent Subsidiaries or any ERISA Affiliate of Parent of incurring a liability thereunder, (vi) all contributions or other amounts payable by the Parent, the Parent Subsidiaries or any ERISA Affiliate with respect to each Parent Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP (other than with respect to amounts not yet due), (vii) none of Parent, any Parent Subsidiary or any ERISA Affiliate has now or at any time within the previous six (6) years contributed to, sponsored or maintained (or has been required to contribute to, sponsor or maintain) a “multiemployer plan” within the meaning of Section 4001(a) of ERISA or a plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control within the meaning of Section 4063 of ERISA, (viii) none of Parent, any of the Parent Subsidiaries, any director, officer or employee of Parent or any of the Parent Subsidiaries or any Parent Benefit Plan that is subject to ERISA, or, to the Knowledge of Parent, any trust created thereunder or any trustee or administrator thereof, has engaged in a nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code), (ix) none of Parent, any of the Parent Subsidiaries, any director, officer or employee of Parent or any of the Parent Subsidiaries or any Parent Benefit Plan has engaged in any actions or omissions that would trigger taxes and associated penalties and interest under Section 409A of the Code, (x) there are no pending or, to the Knowledge of Parent, threatened complaints, lawsuits or claims (other than claims for benefits in accordance with the terms of the Parent Benefit Plans) by, on behalf of or against any of the Parent Benefit Plans or any trusts related thereto, or against any fiduciary of any Parent Benefit Plan, and (xi) Parent has properly classified its independent contractors as non-employees for purposes of withholding of Taxes, employment Taxes and employment Law, and neither Parent nor any of the Parent Subsidiaries has incurred any liability arising under the Fair Labor Standards Act or any similar Law.

(d) Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, (i) entitle any Parent Participant to severance, change of control or other similar pay or benefits other than access to continued health care coverage mandated by applicable Law, (ii) cause any payment or funding (through a grantor trust or otherwise) to become due or accelerate the time of payment or vesting, or increase the amount of compensation or benefits due to any Parent Participant, or increase the amount payable, pursuant to any Parent Benefit Plan, (iii) result in any

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forgiveness of indebtedness of any Parent Participant, or (iv) result in payments by the Company or any Company Subsidiary to any Person that would not be deductible under Section 280G of the Code. Neither Parent nor any Parent Subsidiary has any obligation to gross up, indemnify or otherwise reimburse any individual for any Taxes incurred pursuant to Sections 409A or 4999 of the Code.

Section 4.14 Contracts.

(a) Section 4.14(a) of the Parent Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of each Contract that is in effect as of the date hereof and to which Parent or any Parent Subsidiary is a party or which binds their respective properties or assets, and that falls within any of the following categories:

(i) any joint venture, partnership, or strategic alliance Contract with a Third Party member that is material to the business of Parent and the Parent Subsidiaries, taken as a whole, and in which Parent or any Parent Subsidiary owns an Equity Interest;

(ii) any Contract that requires aggregate capital expenditures by Parent or any of the Parent Subsidiaries in an amount in excess of $500,000 per annum individually, other than any purchase order Contract for supplies, inventory or trading stock acquired in the ordinary course of business;

(iii) any settlement, conciliation or similar Contract entered into in connection with the settlement or resolution of any actual or threatened Proceeding and that (A) is with any Governmental Entity, (B) requires Parent or any of the Parent Subsidiaries to pay any monetary consideration of more than $250,000 after the date of this Agreement or (C) would otherwise limit in any material respect the operation of the businesses of Parent or any Parent Subsidiary (or, to the Knowledge of Parent, Parent or any of its other affiliates from and after the Closing) as currently operated;

(iv) any Contract (A) that relates to any completed acquisition, divestiture, merger or similar transaction (excluding any transactions solely among Parent and any wholly owned Parent Subsidiary) and contains representations, covenants, indemnities or other obligations that remain in effect (excluding confidentiality obligations) that are material to the business of Parent and the Parent Subsidiaries, taken as a whole, (B) for any pending acquisition, directly or indirectly (by merger or otherwise) of (x) a material portion of the assets (other than goods, products or services in the ordinary course of business) of any Person or (y) any Equity Interests of any Person, in each case of the preceding clauses (x) and (y), for aggregate consideration in excess of $500,000 or (C) that gives any Third Party the right to acquire any material assets from Parent or any of the Parent Subsidiaries (excluding ordinary course commitments of Parent or the Parent Subsidiaries to sell products or services) after the date hereof in exchange for total consideration of more than $500,000;

(v) any Contract that is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other Contract providing for or securing indebtedness for borrowed money (in each case, whether incurred, assumed, guaranteed or secured by any asset) in an outstanding principal amount in excess of $500,000, other than any such Contract between Parent or any Parent Subsidiary, on the one hand, and any other Parent Subsidiary, on the other hand;

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(vi) any Contract (A) pursuant to which Parent or any Parent Subsidiary receives a license to use any material Intellectual Property that is used in the business (other than (1) licenses for “off-the-shelf” or other software widely available on generally standard terms and conditions with an annual consideration of less than $250,000, (2) non-disclosure Contracts entered into by Parent or any Parent Subsidiary in the ordinary course of business, and (3) Contracts regarding Open Source Software) or (B) pursuant to which Parent or any Parent Subsidiary grants to a Third Party a license to use any material Parent Intellectual Property that is used in the business of Parent or any Parent Subsidiary (other than (1) Contracts with Parent’s or any Parent Subsidiary’s contractors and service providers entered into in the ordinary course of business that provide access and non-exclusive rights to use material Parent Intellectual Property solely to perform services for Parent or the applicable Parent Subsidiary, (2) marketing Contracts entered into by Parent or any Parent Subsidiary and granting a third-party a non-exclusive license to use a trademark that constitutes Parent Intellectual Property in the ordinary course of business (3) Contracts whereby the non-exclusive license to material Parent Intellectual Property is implied or merely incidental or ancillary to the transactions contemplated therein, and (4) non-exclusive licenses granted to customers of the Parent or any Parent Subsidiary in the ordinary course of business);

(vii) any Contract involving a standstill or similar obligation of Parent or any Parent Subsidiary;

(viii) any Contract (A) prohibiting, or purporting to limit or restrict Parent’s or any Parent Subsidiary’s ability to compete or to conduct its businesses in any geographical area or the type or line of business in which Parent or any Parent Subsidiary is engaged (excluding for the avoidance of doubt, employee non-solicitation covenants contained in Contracts entered into in the ordinary course of business), (B) providing “most favored nation” or similar provisions where the pricing, discounts or benefits to any customer or other business relation of Parent or any Parent Subsidiary changes based on the pricing, discounts or benefits offered to other customers or business relations, (C) granting a Third Party a right of first refusal or right of first offer or similar right for the purchase of any lines of business or assets of Parent or any of the Parent Subsidiaries that are material to Parent and the Parent Subsidiaries, taken as a whole, including any Parent Property, (D) pursuant to which Parent or a Parent Subsidiary grants an exclusive sale or purchase right to any Third Party with respect to any product, service or geographical area or (E) that requires Parent or any Parent Subsidiary to satisfy any minimum purchase, expenditure, sale, payment, production, supply, output, or distribution obligations, or any other similar minimum-commitment requirements, or that contains any take-or-pay provision in favor of a Third Party;

(ix) any Contract that prohibits in any material respect the payment of dividends or distributions in respect of the Equity Interests of Parent or any Parent Subsidiary, or prohibits the pledging of the Equity Interests of Parent or any Parent Subsidiary;

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(x) any Contract pursuant to which Parent or any Parent Subsidiary may be obligated to repurchase in excess of $500,000 of inventory per annum from a Third Party in connection with a floor plan financing arrangement;

(xi) any Contract with a (A) Parent Top Supplier, or (B) Parent Top Dealer (other than, in the case of each of the foregoing clauses (A) and (B), any statements of work, purchase orders, sales orders, invoices, service orders or similar documents entered into in the ordinary course of business);

(xii) any Parent Related Party Contract;

(xiii) any Parent Real Property Lease;

(xiv) any Contract with respect to any Parent Owned Real Property, including any easement, license, covenant, restriction, right of first refusal, option, or other agreement or arrangement, in each case, that materially affects the use, occupancy, value, or transferability of any Parent Owned Real Property;

(xv) any Collective Bargaining Agreement; and

(xvi) any other contract, arrangement, commitment or understanding that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC).

Each Contract of the type required to be disclosed in Section 4.14(a) of the Parent Disclosure Letter is referred to herein as a “Parent Material Contract.” True and complete copies of each Parent Material Contract in effect as of the date hereof have been made available to the Company (after giving effect to agreed-upon procedures to protect competitively sensitive information) or publicly filed with the SEC.

(b) Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Parent Material Contract is a legal, valid, binding and enforceable obligation of Parent or the Parent Subsidiary party thereto and is in full force and effect (except as may be limited by the Enforceability Exceptions), (ii) none of Parent, any Parent Subsidiary or, to the Knowledge of Parent, any counterparty is in breach or default under any Parent Material Contract (iii) Parent and the Parent Subsidiaries have performed all material obligations required to be performed by them to date under the Parent Material Contracts, and (iv) in the past twelve (12) months, neither Parent nor any Parent Subsidiary has received any written notice of termination with respect to, and, to the Knowledge of Parent, no other party has threatened to terminate, any Parent Material Contract.

Section 4.15 Litigation. There is no Proceeding to which Parent or any Parent Subsidiary is a party pending or, to the Knowledge of Parent, threatened that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary is subject to any Order that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

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Section 4.16 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) each of Parent and the Parent Subsidiaries is and has for the past three (3) years been in compliance with applicable Environmental Laws, (b) each of Parent and the Parent Subsidiaries has, or has applied for, all Environmental Permits necessary for the conduct and operation of their respective businesses as now being conducted and is, and for the past three (3) years has been, in compliance with the terms and conditions thereof, (c) neither Parent nor any Parent Subsidiary has received in the past three (3) years any written notice, demand, letter or claim that is unresolved and that alleges that Parent or such Parent Subsidiary is in violation of, or has liability under, any Environmental Law, (d) neither Parent nor any Parent Subsidiary has entered into or agreed to any consent decree or Order or is subject to any Order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances, (e) (i) no Hazardous Substances have been Released at, under or on any Parent Property by Parent or any Parent Subsidiary or, to the Knowledge of Parent, any other person, and (ii) neither Parent nor any Parent Subsidiary has stored, handled, used, Released, disposed of or transported, or arranged for the transport or disposal of Hazardous Substances at any location, except, in each case of the foregoing subclauses (i) and (ii), as would not reasonably be expected to result in material liability to Parent or any Parent Subsidiary under any Environmental Law and (f) neither Parent nor any Parent Subsidiary has undertaken or assumed by Contract or, to the Knowledge of Parent, by operation of law any liability arising under any Environmental Law or relating to Hazardous Substances. Parent has made available copies of all material, non-privileged environmental site assessments and audit reports (including Phase I or Phase II reports) and other material reports relating to noncompliance with Environmental Laws and/or the environmental condition of any real properties of Parent and the Parent Subsidiaries that, in each case are in the possession of Parent or any of the Parent Subsidiaries. Section 4.16 of the Parent Disclosure Letter sets forth a true, correct and complete list of all Environmental Permits held by Parent or any Parent Subsidiary and necessary for the conduct and operation of Parent and the Parent Subsidiaries’ respective businesses as now being conducted.

Section 4.17 Intellectual Property and Data Privacy.

(a) Section 4.17(a) of the Parent Disclosure Letter sets forth a true, correct and complete list of all material Parent Intellectual Property that is registered, issued or the subject of a pending application. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) the registrations, issuances and applications set forth on Section 4.17(a) of the Parent Disclosure Letter are valid and, to the extent it is a Parent Intellectual Property that has been issued, enforceable, (ii) Parent or a Parent Subsidiary is the sole and exclusive owner of all right, title and interest (including the sole right to enforce) in and to the Parent Intellectual Property, free and clear of any Liens other than Permitted Liens, (iii) Parent and the Parent Subsidiaries lawfully own or have valid, enforceable, and sufficient license Contracts entitling Parent and the Parent Subsidiaries, as applicable, to use all Intellectual Property that they use in their operations as currently operated, and (iv) Parent and the Parent Subsidiaries have taken commercially reasonable actions to maintain and protect each item of such Intellectual Property. Except as would not have and would not reasonably be expected to have, individually or in the

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aggregate, a Parent Material Adverse Effect, (i) all IP Agreements of Parent and the Parent Subsidiaries are valid, and enforceable on all parties thereto (except as may be limited by the Enforceability Exceptions); and (ii) Parent and the Parent Subsidiaries have not breached any IP Agreement and, to the Knowledge of Parent, no IP Agreement has been breached by any Third Party.

(b) Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) as of the date of this Agreement, no Proceedings are pending against or by Parent or any Parent Subsidiary or, to the Knowledge of Parent, are threatened, concerning the infringement, misappropriation, dilution or other violation, or the ownership or use, of the Parent Intellectual Property or, to the Knowledge of Parent, the Intellectual Property of any other Person, and no such Proceedings have been brought since January 1, 2023, (ii) to the Knowledge of Parent, no Person is infringing, misappropriating, diluting, using in an unauthorized manner or otherwise violating the Parent Intellectual Property, and neither Parent nor any Parent Subsidiary has instituted or threatened to institute any Proceeding against any Person with respect to the foregoing in this Section 4.17(b)(ii), and (iii) the operation by Parent and the Parent Subsidiaries of their respective businesses as currently conducted and the Parent Intellectual Property do not infringe, misappropriate, dilute or otherwise violate, and in the past three (3) years, have not infringed, misappropriated, diluted, or otherwise violated, the Intellectual Property of any Person.

(c) Each employee, consultant, or contractor who developed any material Parent Intellectual Property has executed a valid and enforceable Contract with Parent or a Parent Subsidiary that conveys to Parent or a Parent Subsidiary any and all right, title and interest in and to all such Intellectual Property, or, in the case of employees only, any and all right, title and interest in and to all such Intellectual Property is conveyed to Parent or a Parent Subsidiary as a matter of Law.

(d) Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and the Parent Subsidiaries have taken commercially reasonable steps to (i) protect the Trade Secrets in the Parent Intellectual Property and to (ii) protect any Trade Secrets provided to them by any other Person under obligation of confidentiality.

(e) Immediately following Closing, Merger II Surviving Company will have materially the same rights and privileges in the material Parent Intellectual Property and the material Intellectual Property exploited by Parent and the Parent Subsidiaries as Parent and the Parent Subsidiaries had in such Intellectual Property immediately prior to Closing.

(f) To the Knowledge of Parent, the Parent IT Assets are sufficient, and operate and perform in all material respects as is necessary for the operation of the businesses of Parent and the Parent Subsidiaries as currently conducted, and there has been no material failure of the Parent IT Assets in the past three (3) years which has not been fully resolved and no Person has gained unauthorized access to the Parent IT Assets, which access has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, the Parent IT Assets are free of any material defects or material disabling codes or instructions, and free of any “viruses”, “worms”, “time bombs”, “key-locks” or

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any other software or hardware or other malicious devices, defects, or other contaminant that does or may materially disrupt, disable, delete, damage, modify, or otherwise interfere with the operation of, or permit unauthorized access to, the Parent IT Assets. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, to the extent any Parent IT Assets include or are comprised of AI Solutions, Parent or any Parent Subsidiary that uses an AI Solution has taken reasonable steps to ensure that (i) Parent or the Parent Subsidiary that uses the AI Solution has all necessary rights, title, and interest in any data or information that was used or is used to develop, train, improve, and operate the AI Solution; and (ii) the AI Solution operates in all material respects in compliance with applicable Law.

(g) Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (x) Parent and the Parent Subsidiaries maintain and implement policies and procedures regarding data security, privacy, data transfer and the use of data that are commercially reasonable and (y) security measures are in place that are designed to protect Personal Information stored in the Parent IT Assets from unlawful use by any Third Party or any other use by a Third Party that would violate such policies. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and the Parent Subsidiaries are, and, since January 1, 2023, have been, in compliance with all Data Privacy and Security Requirements applicable to Parent or any of the Parent Subsidiaries. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there has been (i) no loss or theft of Personal Information or security breach relating to Personal Information processed by or on behalf of Parent or the Parent Subsidiaries, (ii) no violation of any security policy regarding any such Personal Information, (iii) no unauthorized access or unauthorized use of any Personal Information and (iv) no unintended or improper disclosure of any Personal Information in the possession, custody or control of Parent or a Parent Subsidiary or a contractor or agent acting on behalf of Parent or a Parent Subsidiary, that, in each case of the foregoing clauses (i) through (iv), would require Parent or any Parent Subsidiary to provide notice thereof to any Person under applicable Data Privacy and Security Requirements. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, in the past three (3) years, neither Parent nor any Parent Subsidiary has received any written, or, to Parent’s Knowledge, oral, notice, complaint, claim, or Proceeding regarding any actual or alleged violation by Parent or any Parent Subsidiary of any Data Privacy and Security Requirements, and, to Parent’s Knowledge, no facts or circumstances exist that could reasonably form the basis of any of the foregoing. Except as would not have and would not reasonably be expected to, individually or in the aggregate, a Parent Material Adverse Effect, no Proceedings are pending or, to the Knowledge of Parent, threatened against Parent or any of the Parent Subsidiaries relating to the collection or use of Personal Information.

(h) Except as would not, individually or in the aggregate, reasonably be expected to be material to Parent or the Parent Subsidiaries, taken as a whole, Parent and the Parent Subsidiaries (i) possess all source code of Parent Software and its related documentation; (ii) have not disclosed, delivered, licensed or otherwise made available, and do not have an obligation to disclose, deliver, license or otherwise make available, any source code of any Parent Software to any Person; and (iii) have not distributed or used any Parent Software in a manner that would require any portion of the Parent Software to be: (x) disclosed or distributed in source code form; (y) licensed for the purpose of making derivative works; or (z) distributable or redistributable at no charge.

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Section 4.18 Tax Matters. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) all Tax Returns that are required to be filed by or with respect to Parent and the Parent Subsidiaries have been timely filed with the appropriate Governmental Entity (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and accurate;

(b) Parent and the Parent Subsidiaries have timely paid all Taxes due and owing by any of them, other than Taxes and deficiencies for which, or with respect to which, adequate reserves have been established on or reflected in the financial statements of Parent or the Parent Subsidiaries in accordance with GAAP, and since the date of the most recent financial statements of Parent and the Parent Subsidiaries, no liability in respect of Taxes has been incurred or accrued (other than in the ordinary course of business);

(c) no deficiencies for Taxes have been asserted or assessed by any Governmental Entity in writing against Parent or the Parent Subsidiaries, except for deficiencies that have been satisfied by payment, settled or withdrawn;

(d) there is not pending, or, to the Knowledge of Parent, threatened in writing, any audit, examination, investigation or other Proceeding with respect to any Taxes or Tax Return of Parent or the Parent Subsidiaries;

(e) neither Parent nor any of the Parent Subsidiaries has waived any statute of limitations with respect to Taxes or Tax Returns or agreed to any extension of time with respect to a Tax assessment or deficiency or the collection of Taxes;

(f) neither Parent nor any of the Parent Subsidiaries has entered into any “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2);

(g) Parent has not constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement or which otherwise constitutes part of a “plan” or “series of related transactions” within the meaning of Section 355(e) of the Code in conjunction with the Mergers;

(h) neither Parent nor any of the Parent Subsidiaries is a party to any Tax allocation, sharing or indemnity agreement (other than any Tax indemnification provisions in commercial agreements that are not primarily related to Taxes and other than any agreement solely between or among any of Parent and the Parent Subsidiaries);

(i) neither Parent nor any of the Parent Subsidiaries has any liability for the Taxes of any Person (other than Parent or any Parent Subsidiary) under U.S. Treasury Regulation Section 1.1502-6 (or any similar or corresponding provision of state, local or foreign Law) or as successor or transferee;

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(j) there are no Liens for Taxes (other than Permitted Liens) upon the assets of Parent or any of the Parent Subsidiaries;

(k) no claim in writing has been made by any Governmental Entity in a jurisdiction in which Parent or the Parent Subsidiaries do not file Tax Returns of a particular type that Parent or any Parent Subsidiaries is, or may be, subject to taxation of such type by, or required to file any Tax Return with respect to Taxes of such type in, that jurisdiction;

(l) each of Parent and each of the Parent Subsidiaries has withheld and collected all amounts required by applicable Law to be withheld or collected by it on account of Taxes, has remitted all such amounts to the appropriate Governmental Entity when required by applicable Law to do so and has otherwise complied with Laws related to the collection, withholding and remittance of Taxes; and

(m) there are no requests for rulings or determinations in respect of any Taxes or Tax Returns pending with respect to Parent or any Parent Subsidiaries;

(n) neither Parent nor any Parent Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) adjustment pursuant to Section 481 of the Code (or any similar provision of state, local or non-U.S. Law) by reason of a change in accounting method by Parent or any Parent Subsidiary prior to the Closing, (ii) closing or similar agreement with any taxing authority executed prior to the Closing, (iii) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) that occurred or arose prior to the Closing, (iv) installment sale or open transaction disposition made prior to the Closing, or (v) deferred revenue or prepaid amount received prior to the Closing outside the ordinary course of business; and

(o) none of Parent or any Parent Subsidiary has taken or agreed to take any action, and Parent and the Parent Subsidiaries have no knowledge of any fact or circumstance, in each case, that would reasonably be expected to prevent or impede the Mergers, taken together, from qualifying for the Intended Tax Treatment.

Section 4.19 Real Property.

(a) Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent or a Parent Subsidiary has good and marketable fee title to the real property owned by Parent or any Parent Subsidiary (the “Parent Owned Real Property”), in each case, free and clear of all Liens other than Permitted Liens.

(b) Section 4.19(b) of the Parent Disclosure Letter sets forth a complete list of each lease, sublease, license and other Contract, together with any material amendments or renewals and any guarantees thereof or thereto (each, a “Parent Real Property Lease”) under which Parent or any Parent Subsidiary uses or occupies or has the right to use or occupy any real property at which operations of Parent and the Parent Subsidiaries are presently conducted (the “Parent Leased Real Property”, and together with the Parent Owned Real Property and Parent Leased Real

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Property, the “Parent Property”). Parent has made available to the Company a true, correct and complete copy of each Parent Real Property Lease. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Parent Real Property Lease is valid, binding and in full force and effect (except as may be limited by the Enforceability Exceptions), (ii) to the Knowledge of Parent, none of Parent, any Parent Subsidiary or any counterparty is in breach or default under any Parent Real Property Lease, and no event has occurred or circumstance exists which, with or without notice, lapse of time, or both, would constitute a default by Parent, any Parent Subsidiary or any counterparty under any Parent Real Property Lease, (iii) Parent or the applicable Parent Subsidiary has a good and valid leasehold interest, subject to the terms of the Parent Real Property Lease applicable thereto, in each parcel of Parent Leased Real Property, in each case free and clear of all Liens other than Permitted Liens, and (iv) there are no outstanding options, rights of first offer or rights of first refusal granting any Third Party the right to purchase any Parent Owned Real Property or any portion thereof or interest therein.

(c) As of the date of this Agreement, none of the Parent Properties are being leased or subleased to any other Person.

(d) To the Knowledge of Parent, neither Parent nor any Parent Subsidiary has received any written notice of any material violation of any Law relating to any Parent Property.

(e) Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any Parent Subsidiary has received any written notice of any condemnation, eminent domain, requisition or taking Proceeding by any Governmental Entity with respect to any Parent Property, or negotiations for the purchase of any Parent Property in lieu of condemnation, and, to the Knowledge of Parent, no condemnation, eminent domain, requisition or taking Proceeding has been commenced or threatened in connection with any of the foregoing.

Section 4.20 Insurance. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and the Parent Subsidiaries maintain policies of insurance covering Parent, the Parent Subsidiaries and their respective employees, properties or assets (collectively, “Parent Insurance Policies”) in an amount that is adequate for the operation of Parent’s and the Parent Subsidiaries’ businesses presently conducted, and all premiums for such Parent Insurance Policies and other amounts due in connection therewith have been paid in full. Neither Parent nor any Parent Subsidiary (a) is in breach or default of any of the Parent Insurance Policies or (b) has received any written notice of termination, cancellation or denial of coverage with respect to any Parent Insurance Policy, and all such insurance is outstanding and duly in force, except in each case of the foregoing clauses (a) and (b), as would not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.21 Form S-4; Joint Proxy Statement/Prospectus. None of the information in the Form S-4 or the Joint Proxy Statement/Prospectus to be supplied by or on behalf of Parent or the Parent Subsidiaries for inclusion therein will, at the time of the mailing of the Joint Proxy Statement/Prospectus or any amendments or supplements thereto, or at the time of the meeting of the Parent stockholders for the purpose of adopting this Agreement and approving the Parent

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Common Share Issuance (including any adjournment or postponement thereof, the “Parent Stockholders Meeting”), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Joint Proxy Statement/Prospectus will comply, as of its mailing date, as to form in all material respects with all applicable Laws, including the provisions of the Securities Act and the Exchange Act, except that no representation or warranty is made by Parent, Merger Sub I or Merger Sub II with respect to information supplied by or on behalf of the Company for inclusion therein.

Section 4.22 Brokers. Except for Parent’s obligations to Wells Fargo Securities, LLC (“Wells Fargo Securities”), no broker, investment banker, financial advisor or other Person is entitled to any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement, including the Mergers and the Parent Common Share Issuance, based upon arrangements made by or on behalf of Parent or any Parent Subsidiary. Parent has made available to the Company true and complete copies of all Contracts with respect to the engagement of Wells Fargo Securities related to the Mergers, the Parent Common Share Issuance and the other transactions contemplated hereby.

Section 4.23 Ownership of Company Capital Stock. None of Parent, Merger Sub I, Merger Sub II or any other Parent Subsidiary beneficially owns any Company Shares or is party to any derivative or hedging arrangement, short position, borrowing or lending of Company Shares or other Contract or understanding, the effect or intent of which is to mitigate loss to, or to manage the risk or benefit from, share price changes for, or to increase or decrease the voting power of, Parent, Merger Sub I, Merger Sub II or any other affiliate of Parent, in each case, with respect to Company Shares. Except as a result of any “agreement, arrangement or understanding” entered into pursuant to the resolution of the Special Committee adopted on December 24, 2025 and except as a result of this Agreement and the Voting Agreement, none of Parent, Merger Sub I, Merger Sub II or any “affiliate” or “associate” (as such terms are defined in Section 203 of the DGCL) of the foregoing is, or at any time during the last three (3) years has been, an “interested stockholder” of the Company (as defined in Section 203 of the DGCL).

Section 4.24 Ownership of Merger Sub I and Merger Sub II. All of the outstanding Equity Interests of Merger Sub I and Merger Sub II have been duly authorized and validly issued and are wholly owned by Parent, free and clear of all Liens except for Permitted Liens. Merger Sub I and Merger Sub II were formed solely for purposes of consummating the Mergers, respectively, and, except for matters incidental to formation and execution and delivery of this Agreement and the performance of the transactions contemplated hereby, Merger Sub I and Merger Sub II have not prior to the date hereof engaged in any business or other activities.

Section 4.25 State Takeover Statutes. Assuming the accuracy of the Parent 203 Assumptions, no restriction on business combinations in any “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (including Section 203 of the DGCL) or any similar anti-takeover provision in the Parent Charter, the Parent Bylaws, or the comparable organizational and governance documents of Merger Sub I or Merger Sub II is, or at the First Effective Time will be, applicable to this Agreement, the Mergers or any of the transactions contemplated hereby.

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Section 4.26 Sufficient Authorized but Unissued Shares. Assuming the accuracy of the representations and warranties of the Company in Section 3.2 and the Company’s compliance with covenants contained in Section 5.1(a)(ii) and Section 5.1(a)(x), at the First Effective Time, (a) Parent will have sufficient authorized but unissued shares or treasury shares for Parent to meet its obligation to deliver the Parent Common Shares under this Agreement, (b) Parent shall deliver the Parent Common Shares that are issued as Stock Consideration free and clear of all Liens, other than transfer restrictions (x) under applicable securities Laws and (y) that are contemplated by the Stockholders Agreement.

Section 4.27 Reorganization. As of the date of this Agreement, neither Parent nor any of the Parent Subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that would reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.28 Parent Related Party Contracts. There are no Contracts, transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Parent or any Parent Subsidiary, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Parent or any Parent Subsidiary or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Parent Shares (or any of such person’s immediate family members or affiliates) (other than Parent Subsidiaries) of the type required to be reported in any Parent SEC Document pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (collectively, “Parent Related Party Contracts”).

Section 4.29 Sufficient Funds. Parent has (taking into account available capacity under its existing credit facility), and will have at Closing, sufficient funds for (a) the payment of the aggregate cash portion of the Merger Consideration and any other amounts required to be paid under Article II at the Closing, (b) the funding of any required refinancings, repurchases, consents or repayments of any Company Indebtedness or indebtedness for borrowed money of Parent in connection with the Mergers and (c) the payment of all fees and expenses reasonably expected to be incurred by Parent, Merger Sub I, Merger Sub II, the Merger I Surviving Corporation and the Merger II Surviving Company in connection with the Mergers. Parent acknowledges and agrees that it is not a condition to the Closing or to any of the other obligations under this Agreement that Parent obtain financing for or relating to the transactions contemplated hereby.

Section 4.30 Top Dealers and Suppliers.

(a) Section 4.30(a) of the Parent Disclosure Letter sets forth a true and complete list of (i) the top ten suppliers (each a “Parent Top Supplier”), and (ii) the top ten dealers (each a “Parent Top Dealer”), respectively, based on the aggregate dollar amount of payments to or from, as applicable, such supplier or dealer, for each of the Parent’s fiscal year ended June 30, 2024 and June 30, 2025, in each case of Parent and the Parent Subsidiaries, taken as a whole.

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(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to Parent and the Parent Subsidiaries, taken as a whole, since December 31, 2024 through the date of this Agreement, (i) there has been no termination of or a failure to renew the business relationship of Parent and the Parent Subsidiaries with any Parent Top Supplier or any Parent Top Dealer and (ii) no Parent Top Supplier or Parent Top Dealer has notified Parent or any Parent Subsidiary in writing, or, to Parent’s Knowledge, orally, that it intends to terminate or not renew its business. Since December 31, 2024, neither Parent nor any Parent Subsidiary has received any written notice, letter, complaint or other communication from any Parent Top Supplier or Parent Top Dealer to the effect that it has materially changed, modified, amended or reduced, or is expected to materially change, modify, amend or reduce, its business relationship with Parent or any Parent Subsidiary in a manner that is materially adverse to Parent and the Parent Subsidiaries, taken as a whole.

Section 4.31 Product Warranty Matters.

(a) Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each product designed, manufactured, sold, leased, provided or delivered by Parent or any Parent Subsidiary, and each service provided by Parent, in each case, since January 1, 2023, has been designed, manufactured, sold, leased, provided or delivered, as applicable, in conformity with the specifications for such product or service, as applicable, and applicable Contracts, Laws and warranties and (ii) as of the date of this Agreement, there are no material defects in any products or services of Parent or any Parent Subsidiaries.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to Parent and the Parent Subsidiaries, taken as a whole, since January 1, 2023, (i) there have been no product recalls, post-sale notices or warnings or similar matters, or obligations thereof, with respect to any product or service of Parent or any Parent Subsidiary and, to the Knowledge of Parent, there is no reasonable basis for any of the foregoing, (ii) Parent and each Parent Subsidiary has not been required to file (and has not filed) any notification or other report with or provide information to any Governmental Entity or product safety standards group concerning actual or potential defects or other hazards with respect to any such product or service, and there is no reasonable basis for any of the foregoing and (iii) Parent and each Parent Subsidiary is, and has been, in compliance with all Boating Laws.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to Parent and the Parent Subsidiaries, taken as a whole, in the last three (3) years, no Governmental Entity has alleged in writing that any product designed, manufactured, sold, or leased by any of Parent or any Parent Subsidiary is defective or unsafe or fails to meet any product warranty or any standards promulgated by any Governmental Entity that has not been fully remedied.

(d) Section 4.31(d) of the Parent Disclosure Letter sets forth the standard forms of warranties currently used by Parent and the Parent Subsidiaries for all boats that are sold by Parent and the Parent Subsidiaries as of the date of this Agreement.

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Section 4.32 International Trade Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect (i) Parent, the Parent Subsidiaries and their respective Representatives are (and have been at all times in the last ten (10) years) in compliance with all applicable International Trade Laws and Regulations; (ii) there are no, and there have not been in the last ten (10) years, Proceedings pending or, to Parent’s Knowledge, threatened between Parent and the U.S. Government or a foreign Governmental Entity under any International Trade Laws and Regulations, (iii) each of the items (including goods, software, technical data, or technology) produced, purchased or sold by Parent and the Parent Subsidiaries since January 1, 2019, have been classified in compliance with applicable International Trade Laws and Regulations; (iv) all duties, tariffs, penalties, interest and other charges and obligations related to the import and export of such products have been fully paid in a timely manner in accordance with all relevant International Trade Laws and Regulations; (v) each of Parent and the Parent Subsidiaries has prepared, timely applied for and obtained all import and export approvals required in accordance with International Trade Laws and Regulations for the conduct of the business of Parent and the Parent Subsidiaries as presently conducted.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, neither Parent, nor any Parent Subsidiaries nor any of their respective Representatives (i) is a Sanctioned Person, (ii) has participated in any transaction involving a Sanctioned Person or a Sanctioned Jurisdiction, (iii) has maintained employees or assets of any kind in a Sanctioned Jurisdiction, (iv) has directly or indirectly provided any financing to or for the benefit of any Sanctioned Person or has directly or indirectly conducted any transaction or engaged in any dealings with or for the benefit of any Sanctioned Person, (v) has imported, exported (including deemed exportation), re-exported (including deemed re-exportation) or transferred, directly or indirectly, any items (including goods, software, technical data, or technology) or services in violation of any applicable International Trade Laws and Regulations, or (vi) has engaged in any conduct, activity, or practice that could reasonably be expected to result in Parent or any Parent Subsidiaries being designated as a Sanctioned Person.

(c) Section 4.32(c) of the Parent Disclosure Letter sets forth a complete and accurate list of the countries and territories in which Parent or any Parent Subsidiary has done business in the last ten (10) years that were, at the time Parent or the applicable Parent Subsidiary conducted business therein, subject to comprehensive embargos or economic sanctions administered by OFAC and restricting substantially all dealings with the listed country or territory.

Section 4.33 Anti-Corruption Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) neither Parent, any Parent Subsidiary, nor, to the Knowledge of Parent, any of their respective Representatives, is or has been in violation of any Anti-Corruption Laws, (ii) there are no unresolved investigations or claims concerning any liability of Parent or any Parent Subsidiary with respect to Anti-Corruption Laws, (iii) Parent and each Parent Subsidiary is in compliance, and has complied, with the applicable provisions of the U.S. Bank Secrecy Act and USA PATRIOT Act of 2001 and other Laws relating to anti-money laundering and similar matters, (iv) Parent and each Parent Subsidiary has general policies and procedures in place that are designed to prevent, detect and deter bribery and corruption in the conduct of the business of Parent and the Parent Subsidiaries, (v) no officer, director or employee of Parent or any Parent Subsidiary is a Governmental Official nor does any Governmental Official have any form of actual or beneficial ownership interest in any Equity Interests of Parent or any Parent Subsidiary.

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(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, neither Parent, any Parent Subsidiary, nor, to the Knowledge of Parent, any of their respective Representatives, has offered or given, money or something of value to (i) any Governmental Official, any political party or official thereof or any candidate for political office or (ii) any other Person, in any such case while knowing or having reason to know that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, for any of the following purposes: (A) influencing any action or decision of such Person, in such Person’s official capacity, including a decision to fail to perform such Person’s official function; (B) inducing such Person to use such Person’s influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist Parent or any Parent Subsidiary in obtaining or retaining business for, with, or directing business to, any Person; or (C) where such payment would constitute a bribe, kickback or illegal or improper payment to assist Parent or any Parent Subsidiary in obtaining or retaining business for, with, or directing business to, any Person.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, all books and records of Parent and the Parent Subsidiaries accurately and fairly reflect, in reasonable detail, all transactions and dispositions of funds or assets, and there have been no intentionally false or fictitious entries made in such books or records relating to any illegal payment or secret or unrecorded fund, and neither Parent nor any Parent Subsidiary has established or maintained a secret or unrecorded fund.

Section 4.34 Opinion of Parent’s Financial Advisor. The Parent Board has received the opinion of Wells Fargo Securities (which, if initially rendered verbally, has been or will be confirmed by a written opinion dated the same date, the “Parent Fairness Opinion”), to the effect that, on the basis of and subject to the various qualifications, assumptions and limitations set forth therein, as of the date of such Parent Fairness Opinion, the Stock Consideration is fair, from a financial point of view, to the holders of Parent Shares.

Section 4.35 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in Article III (as qualified by the Company Disclosure Letter), none of the Company, any of its affiliates or any other Person on behalf of the Company or otherwise makes any express or implied representation or warranty (and each of Parent, Merger Sub I, and Merger Sub II, on its own behalf and on behalf of Parent’s Representatives, acknowledges and agrees that it has not relied, and disclaims reliance, on any such representation or warranty) with respect to the Company, the Company Subsidiaries or their respective businesses or any other matter or with respect to any other information provided, or made available, to Parent, Merger Sub I, Merger Sub II or their respective Representatives or affiliates or any other Person in connection with the transactions contemplated hereby, including the accuracy or completeness thereof. Without limiting the foregoing, neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub I, Merger Sub II or their respective Representatives or affiliates or any other Person (and each of Parent, Merger Sub I, and Merger Sub II acknowledges and agrees that neither the Company nor any other Person will have or be subject to any such liability or obligation) resulting from Parent’s, Merger Sub I’s, Merger Sub II’s

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or their respective Representatives’ or affiliates’ use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub I, Merger Sub II or their respective Representatives or affiliates, including any information made available in the electronic data room maintained by the Company for purposes of the transactions contemplated by this Agreement, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub I, Merger Sub II or their respective Representatives or affiliates or in any other form in connection with the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty contained in Article III (as qualified by the Company Disclosure Letter) or in any representations and warranties expressly contained in any other Transaction Document to which it is a party.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business by the Company and Parent Pending the Closing.

(a) The Company agrees that, between the date of this Agreement and the earlier of the First Effective Time and the termination of this Agreement in accordance with Article VII, except as set forth in Section 5.1(a) of the Company Disclosure Letter, as required by applicable Law or as contemplated by this Agreement, or otherwise with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), the Company will, and will cause each Company Subsidiary to, use its reasonable best efforts to conduct its operations in the ordinary course of business. Without limiting the foregoing, and as an extension thereof, except as set forth in Section 5.1(a) of the Company Disclosure Letter, as required by applicable Law or as contemplated by this Agreement, or otherwise with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the earlier of the First Effective Time and the termination of this Agreement in accordance with Article VII:

(i) amend, modify or otherwise change the Company Charter or the Company Bylaws or the comparable organizational and governance documents of any Company Subsidiary;

(ii) issue, sell, pledge, dispose of, grant, transfer or encumber any shares of capital stock of, or other Equity Interests in, the Company or any Company Subsidiary, or any rights based on the value of any such Equity Interests (except for transactions between the Company and any wholly owned Company Subsidiaries or between wholly owned Company Subsidiaries), other than the issuance of Company Shares upon the exercise, vesting or settlement of Company Equity Awards outstanding as of the date hereof or granted in accordance with Section 5.1(a)(x) of the Company Disclosure Letter;

(iii) directly or indirectly sell, lease, license, sell and leaseback, abandon, mortgage or otherwise encumber or subject to any Lien (other than any Permitted Lien) or otherwise dispose in whole or in part of any of its material properties, assets or rights or any other interest; provided, however, that the foregoing does not restrict (A) any such transaction in accordance with the terms of Company Material Contracts that are in existence of the date hereof and on the terms in effect on the date hereof, (B) sales of inventory in the ordinary course of business, or (C) non-exclusive licenses of Intellectual Property in the ordinary course of business;

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(iv) authorize, declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or other Equity Interests, except for (A) regular quarterly cash dividends paid by the Company on the Company Common Shares in an amount not to exceed $0.14 per Company Common Share with customary record and payment dates and consistent with the Company’s past dividend policy and practices, (B) Company Dividend Equivalent Rights that become payable as a result of the declaration or payment of the dividends described in the preceding clause (A) or (C) dividends paid by a wholly owned Company Subsidiary to the Company or to another wholly owned Company Subsidiary;

(v) reclassify, combine, split, subdivide or make any similar change or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of the Company’s capital stock or other Equity Interests or the Equity Interests of any Company Subsidiary, except (A) the withholding or disposition of Company Shares to satisfy withholding Tax obligations with respect to Company Equity Awards in accordance with the terms of such Company Equity Awards, or (B) upon the forfeiture of outstanding Company Equity Awards;

(vi) merge or consolidate the Company or any Company Subsidiary with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution or recapitalization of the Company or any Company Subsidiary, other than transactions between or among the Company and any wholly owned Company Subsidiaries (or between or among any such wholly owned Subsidiaries);

(vii) acquire (including by merger, consolidation or acquisition of stock or assets) any Equity Interest in, or a material portion of assets of, any Person, except (A) purchases of equipment, supplies, goods, inventory or products in the ordinary course of business, (B) with respect to such acquisitions not covered by the foregoing clause (A) that are in the ordinary course and are for consideration not exceeding $500,000 individually or $1,000,000 for all such transactions by the Company and Company Subsidiaries in the aggregate and (C) repurchases of the Company’s and the Company Subsidiaries’ products from dealers and distributors pursuant to existing floorplan financing arrangements in the ordinary course of business not exceeding $500,000 individually or $1,000,000 in the aggregate;

(viii) (A) incur any indebtedness for borrowed money (excluding, for the avoidance of doubt, trade credit incurred in the ordinary course) or issue any debt securities or assume or guarantee the obligations in respect of indebtedness for borrowed money or debt securities of any Person or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person, except for transactions in the ordinary

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course of business between the Company and any wholly owned Company Subsidiary or between wholly owned Company Subsidiaries, or borrowings under the Company’s existing credit facilities or working capital lines; provided, that the principal amount of any indebtedness incurred by the Company and the Company Subsidiaries pursuant to this clause (A) does not exceed $1,000,000 in the aggregate, or (B) make any loans or capital contributions to, or investments in, any other Person, in each case of this clause (B) other than (x) extensions of trade credit to customers in the ordinary course of business or (y) loans, advances or capital contributions to, or investments in, wholly-owned Company Subsidiaries in the ordinary course of business;

(ix) (A) enter into any Contract that includes a change of control or similar provision that would, solely as a result of the Mergers or the other transactions contemplated by this Agreement, expressly (x) require a material payment to the other party or parties thereto, or (y) give rise to any rights (including termination rights) of the other party or parties thereto that, if exercised by such party or parties, would be materially adverse to the Company and the Company Subsidiaries, taken as a whole, (B) enter into any Contract that would have been a Company Material Contract if it were in effect as of the date hereof, or (C) materially modify or materially amend in a manner adverse to the Company, cancel or terminate, or waive, release or assign any material rights or claims with respect to, any Company Material Contract; provided, that the foregoing shall not restrict or prohibit (x) in the case of the preceding clause (B), the Company or any Company Subsidiary from entering into new Contracts with dealers or suppliers in the ordinary course of business on terms consistent in all material respects with those contained in Contracts in effect as of the date hereof with similarly situated dealers or suppliers, (y) the automatic renewal of any Contract in accordance with its terms or (z) the expiration of any Contract or Company Real Property Lease in accordance with its terms;

(x) except as required by Law under any Company Benefit Plan as in effect on the date of this Agreement, (A) increase the compensation or benefits of any Participant; (B) grant any rights to severance, change of control, retention or termination pay to any Participant, whether pursuant to an employment agreement, severance agreement or otherwise; (C) establish, adopt, enter into, amend in any material respect or terminate any material Company Benefit Plan; or (D) other than pursuant to the terms of this Agreement, take any action to amend or waive any performance or vesting criteria or accelerate the vesting, exercisability or funding under any Company Benefit Plan;

(xi) (A) negotiate, extend, modify, terminate or enter into any Collective Bargaining Agreement, or recognize or certify any union, works council, or other labor organization or employee representative or group of employees as the bargaining representative for any employee of the Company or any Company Subsidiary; (B) implement or announce any employee layoffs, plant closings or other personnel actions that would reasonably be expected to trigger the WARN Act; (C) waive or release any noncompetition, nonsolicitation, nondisclosure or other restrictive covenant obligation of any Participant; or (D) hire or terminate (other than for cause or due to death) the employment or service of any Participant, other than with respect to any such person who has an annual base compensation that is less than $150,000;

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(xii) make any material change in financial accounting policies, practices, principles, methods or procedures, other than as required by GAAP or Regulation S-X promulgated under the Exchange Act or other applicable rules and regulations of the SEC, including any interpretations thereof or any changes to any of the foregoing;

(xiii) other than in the ordinary course of business, (A) make or change any material Tax election, (B) file any material amended Tax Return (C) settle or compromise any claim relating to a material amount of Taxes of the Company or any Company Subsidiary, (D) enter into any “closing agreement” within the meaning of in Section 7121 of the Code (or any analogous provision of state, local or foreign Law) relating to a material amount of Taxes; or (E) surrender any right to claim a material Tax credit or refund;

(xiv) waive, release, assign, settle or compromise any claims, liabilities or obligations arising out of, related to or in connection with litigation (other than litigation arising in connection with this Agreement or the transactions contemplated hereby, which is governed by Section 5.13) or other Proceedings other than settlements of, or compromises for, any such claims, liabilities, obligations, litigation or other Proceedings (A) funded subject to payment of a deductible or self-insurance retention, solely by insurance coverage maintained by the Company or the Company Subsidiaries, or (B) for less than $1,000,000 individually or $2,000,000 in the aggregate (net of any insurance coverage maintained by the Company or the Company Subsidiaries), in each case that would not grant any material injunctive or equitable relief or impose any material restrictions or changes on the business or operations of the Company or any Company Subsidiary and without any admission of wrongdoing or liability on the part of the Company or Parent or any of their respective Subsidiaries;

(xv) make any capital expenditure in excess of the amounts set forth in the Company’s capital expenditure budget set forth on Section 5.1(a)(xv) of the Company Disclosure Letter (other than unbudgeted capital expenditures not in excess of $250,000 in the aggregate per fiscal quarter);

(xvi) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC, in each case, that would be required to be disclosed pursuant to Item 404;

(xvii) sell, assign, transfer, or otherwise dispossess any material Company Intellectual Property, or fail to use reasonable best efforts to maintain or renew, any material Company Intellectual Property (other than obsolete Company Intellectual Property) that is registered, issued or the subject of a pending application;

(xviii) grant any license, sublicense, or other right to use any material Company Intellectual Property, except for non-exclusive licenses granted in the ordinary course of business;

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(xix) fail to continue the cash management practices of the Company and the Company Subsidiaries in the ordinary course of business; or

(xx) authorize, agree or commit, in writing or otherwise, to do any of the foregoing.

(b) Notwithstanding anything to the contrary contained in this Agreement, including Section 5.1(a), the Company shall, and shall cause the Company Subsidiaries to, take the actions set forth in Section 5.1(b) of the Company Disclosure Letter.

(c) Parent agrees that, between the date of this Agreement and the earlier of the First Effective Time and the termination of this Agreement in accordance with Article VII, except as set forth in Section 5.1(c) of the Parent Disclosure Letter, as required by applicable Law or as contemplated by this Agreement, or otherwise with the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), Parent will, and will cause each Parent Subsidiary to, use its reasonable best efforts to conduct its operations in the ordinary course of business. Without limiting the foregoing, and as an extension thereof, except as set forth in Section 5.1(c) of the Parent Disclosure Letter, as required by applicable Law or as contemplated by this Agreement, or otherwise with the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), Parent shall not, and shall not permit any Parent Subsidiary to, between the date of this Agreement and the earlier of the First Effective Time and the termination of this Agreement in accordance with Article VII:

(i) amend, modify or otherwise change the Parent Charter, the Parent Bylaws, Merger Sub I’s certificate of incorporation or bylaws, Merger Sub II’s certificate of formation or limited liability company agreement, or the comparable organizational and governance documents of any other Parent Subsidiaries;

(ii) issue, sell, pledge, dispose of, grant, transfer or encumber any shares of capital stock of, or other Equity Interests in, Parent or any Parent Subsidiary, or any rights based on the value of any such Equity Interests (except for transactions between Parent and any wholly owned Parent Subsidiaries or between wholly owned Parent Subsidiaries), or publicly announce any intention to do any of the foregoing, other than, in each case, (A) the issuance of Parent Equity Awards to employees or directors of Parent pursuant to the Parent Equity Plans in the ordinary course of business, or (B) the issuance of Parent Shares upon the exercise, vesting or settlement of Parent Equity Awards outstanding as of the date hereof or granted in accordance with Section 5.1(c)(ii) of the Parent Disclosure Letter;

(iii) directly or indirectly sell, lease, license, sell and leaseback, abandon, mortgage or otherwise encumber or subject to any Lien (other than any Permitted Lien) or otherwise dispose in whole or in part of any of its material properties, assets or rights or any other interest; provided, however, that the foregoing does not restrict (A) any such transaction accordance with the terms of Contracts of Parent or any Parent Subsidiary that are in existence of the date hereof and on the terms in effect on the date hereof, (B) sales of inventory in the ordinary course of business, or (C) non-exclusive licenses of Intellectual Property in the ordinary course of business;

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(iv) authorize, declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any capital stock or other Equity Interests of Parent or any Parent Subsidiary except for dividends paid by a wholly owned Parent Subsidiary to Parent or to another wholly owned Parent Subsidiary;

(v) reclassify, combine, split, subdivide or make any similar change or amend the terms of, or redeem, purchase, or otherwise acquire, directly or indirectly, any capital stock or other Equity Interests of Parent or any Parent Subsidiary (other than (A) issuances of awards under, or modifications to, the Parent Equity Plans, including existing awards thereunder, that are paid or made in the ordinary course of business, (B) the acquisition by Parent of Parent Shares in connection with the surrender of Parent Shares by holders of Parent Equity Awards to be able to pay the exercise price thereof in accordance with the terms of such Parent Equity Awards, (C) the withholding or disposition of Parent Shares to satisfy withholding Tax obligations with respect to Parent Equity Awards in accordance with the terms of such Parent Equity Awards, or (D) upon the forfeiture of outstanding Parent Equity Awards);

(vi) merge or consolidate Parent or any Parent Subsidiary with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution or recapitalization of Parent or any Parent Subsidiary, other than transactions between or among Parent and any wholly owned Parent Subsidiaries (or between or among any such wholly owned Subsidiaries);

(vii) make any material change in financial accounting policies, practices, principles, methods or procedures, other than as required by GAAP or Regulation S-X promulgated under the Exchange Act or other applicable rules and regulations of the SEC, including any interpretations thereof or any changes to any of the foregoing;

(viii) other than in the ordinary course of business, (A) make or change any material Tax election, (B) file any material amended Tax Return (C) settle or compromise any claim relating to a material amount of Taxes of Parent or any Parent Subsidiary, (D) enter into any “closing agreement” within the meaning of in Section 7121 of the Code (or any analogous provision of state, local or foreign Law) relating to a material amount of Taxes; or (E) surrender any right to claim a material Tax credit or refund;

(ix) acquire (including by merger, consolidation, acquisition of stock or assets, recapitalization, joint venture or otherwise) any business, material assets or securities (including Equity Interests or debt securities) of any Person if such acquisition would reasonably be expected to prevent, materially delay or materially impede the Closing; provided that Parent and the Parent Subsidiaries may repurchase its products from dealers and distributors pursuant to existing floorplan financing arrangements in the ordinary course of business;

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(x) sell, assign, transfer, or otherwise dispossess any material Parent Intellectual Property, or fail to use its reasonable best efforts to maintain or renew, any material Parent Intellectual Property (other than obsolete Parent Intellectual Property) that is registered, issued or the subject of a pending application;

(xi) grant any license, sublicense, or other right to use any material Parent Intellectual Property, except for non-exclusive licenses granted in the ordinary course of business; or

(xii) authorize, agree or commit, in writing or otherwise, to do any of the foregoing.

Section 5.2 Access to Information; Confidentiality.

(a) From the date of this Agreement to the earlier of the First Effective Time and the termination of this Agreement in accordance with Article VII, the Company, on the one hand, and Parent, Merger Sub I and Merger Sub II, on the other hand (as applicable, the “Providing Party”), shall, and shall cause its or their, as applicable, respective Subsidiaries to (i) provide to the requesting Parties and their respective Representatives reasonable access, during normal business hours, in such a manner as not to interfere unreasonably with the operation of any business conducted by the Providing Party and its Subsidiaries, and upon reasonable prior written notice to the Providing Party, to the officers, employees, properties, Company Permits or Parent Permits, as applicable, offices and other facilities of the Providing Party and its Subsidiaries and to the books and records thereof and (ii) use reasonable best efforts to furnish to the requesting Parties and their respective Representatives, during normal business hours, in such a manner as not to interfere unreasonably with the operation of any business conducted by the Providing Party and its Subsidiaries, and upon prior reasonable written notice to the Providing Party, such information concerning the business, properties, Contracts, Company Permits or Parent Permits, as applicable, personnel, assets and liabilities of the Providing Party and the Subsidiaries thereof as the requesting Parties or their respective Representatives may reasonably request; provided that the Providing Party shall not be required to (or to cause any of its Subsidiaries to) afford such access or furnish such information to the extent that the Providing Party believes, in its reasonable good faith judgment, that (A) doing so would result in the loss of attorney-client, work product or other privilege, (B) doing so would result in the disclosure of any Trade Secrets of Third Parties or violate any obligations of the Providing Party or any Subsidiary thereof with respect to confidentiality to any Third Party, or otherwise breach, contravene or violate any such effective Contract to which the Providing Party or any Subsidiary thereof is a party, (C) doing so would breach, contravene or violate any applicable Law (including Competition Laws), or (D) such data or information relates to the Providing Party’s evaluation or negotiation of this Agreement or the transactions contemplated hereby; provided, further, that with respect to the foregoing clauses (B) and (C), the Providing Party shall use its reasonable best efforts to cause such information to be provided in a manner that would not result in such violation, breach or contravention. Any access to the properties of the Providing Party or any of the Subsidiaries thereof shall be subject to the Providing Party’s reasonable security measures and insurance requirements and will not include the rights of the requesting Parties or any of their respective Representatives to (and neither the requesting Parties nor any of their respective Representatives shall without the prior written consent of the Providing Party) conduct or cause to be conducted any sampling, testing or other invasive investigation of the air, soil, soil gas, surface water, groundwater, building materials or other environmental media. Nothing in this Section 5.2(a) shall be construed to require the

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Providing Party, any of its Subsidiaries or any of their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information. Any investigation conducted by a Party and its Representatives pursuant to this Section 5.2(a) shall be conducted (i) in a manner that does not create a risk of damage or destruction to any property or assets of the Providing Party or any of its Subsidiaries and (ii) for the sole purpose of consummating the transactions contemplated by this Agreement and for no other purpose.

(b) Each of Parties hereby agrees that all information exchanged pursuant to Section 5.2 shall be subject to the Confidentiality Agreement between Parent and the Company, dated June 19, 2025 (the “Confidentiality Agreement”).

Section 5.3 No Solicitation by the Company.

(a) Subject to the other provisions of this Section 5.3, from and after the date hereof until the First Effective Time or, if earlier, the termination of this Agreement pursuant to Article VII, the Company shall not, shall cause the Company Subsidiaries not to, and shall use its reasonable best efforts to cause the Company’s Representatives (on behalf of the Company or the Company Subsidiaries, as applicable) not to, (i) initiate, solicit, knowingly facilitate (including by providing any non-public information concerning the Company or any Company Subsidiary to any Person or group for the purpose of facilitating any inquiries, proposals or offers relating to any Company Acquisition Proposal) or knowingly encourage any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Company Acquisition Proposal or engage in any discussions or negotiations with respect thereto, (ii) approve or recommend, or publicly propose to approve or recommend, any Company Acquisition Proposal, (iii) withhold, withdraw or rescind (or change or qualify, in a manner adverse to Parent, Merger Sub I, or Merger Sub II), or publicly propose to withhold, withdraw or rescind (or change or qualify, in a manner adverse to Parent, Merger Sub I, or Merger Sub II), the Company Board Recommendation, including the failure to include the Company Board Recommendation in the Joint Proxy Statement/Prospectus, (iv) enter into any merger agreement, letter of intent or other similar agreement relating to any Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement pursuant to Section 5.3(b)) or (v) resolve or agree to do any of the foregoing (any action set forth in the foregoing clause (iii) or clause (v) (to the extent related to the foregoing clause (iii)), a “Company Change of Board Recommendation”). Notwithstanding anything to the contrary contained in this Agreement, the Company and the Company’s Representatives may inform a Person that has made or is considering making a Company Acquisition Proposal of the provisions of this Section 5.3.

(b) Notwithstanding anything to the contrary contained in Section 5.3(a), if at any time following the date hereof and prior to the time that the Company Stockholder Approval is obtained, (i) the Company receives a written Company Acquisition Proposal from a Third Party, which Company Acquisition Proposal was made or renewed on or after the date of this Agreement and does not result from a material breach of the obligations set forth in Section 5.3(a) and (ii) the Company Board (acting upon the recommendation of the Special Committee) and the Special Committee has determined in good faith, after consultation with its outside legal counsel and, in the case of the Company Board, the Company’s financial advisor, that such Company Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Company Proposal and, after consultation with outside legal counsel, that the failure to take the following actions would be inconsistent with the fiduciary duties of the Company Board under applicable Law, then (A)

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the Company may enter into an Acceptable Confidentiality Agreement with and furnish information with respect to the Company and the Company Subsidiaries (including nonpublic information) to the Third Party making such Company Acquisition Proposal, its Representatives and potential sources of financing and (B) the Company and its Representatives may participate in discussions or negotiations with such Third Party making such Company Acquisition Proposal and its Representatives regarding such Company Acquisition Proposal (subject to promptly and, in any event, within twenty-four (24) hours of receipt thereof, notifying Parent of the status and material details thereof (including copies of any written documentation that is material to such Company Acquisition Proposal)); provided that the Company (1) will not, and will cause the Company Subsidiaries and the Company’s Representatives not to, disclose any nonpublic information to such Person without first entering into an Acceptable Confidentiality Agreement with such Person and (2) will provide to Parent any nonpublic information concerning the Company or the Company Subsidiaries provided or made available to such other Person that was not previously provided or made available to Parent concurrently with the provision of such information to such other Person.

(c) The Company shall promptly (and in any event within twenty-four (24) hours after receipt by the Company) notify Parent in the event that the Company Board or the Company receives any Company Acquisition Proposal, which notice shall include the identity of the Third Party making such Company Acquisition Proposal and a copy of such Company Acquisition Proposal (or, where such Company Acquisition Proposal is not in writing, a detailed summary of the material terms and conditions of such Company Acquisition Proposal). Without limiting the foregoing, the Company shall promptly (and in any event at least twenty-four (24) hours prior to such provision or engagement) advise Parent if the Company Board determines to begin providing information or to engage in discussions or negotiations concerning a Company Acquisition Proposal pursuant to Section 5.3(b). Thereafter, the Company shall keep Parent informed on a prompt (and, in any event, within twenty-four (24) hours) basis of the status and material details (including amendments or proposed amendments) of any such Company Acquisition Proposal (including providing copies of any written documentation relating to such Company Acquisition Proposal).

(d) Notwithstanding anything to the contrary contained in Section 5.3(a), if the Company Board, the Special Committee or the Company has received a written Company Acquisition Proposal that (i) has not been withdrawn, (ii) did not result from a material breach of the obligations set forth in Section 5.3 and (iii) the Company Board (upon the recommendation of the Special Committee) or the Special Committee has determined in good faith, after consultation with its outside legal counsel, constitutes a Superior Company Proposal, the Company Board or the Special Committee may at any time prior to obtaining the Company Stockholder Approval, (A) effect a Company Change of Board Recommendation with respect to such Superior Company Proposal or (B) terminate this Agreement in accordance with Section 7.1(f) to enter into a definitive agreement with respect to such Superior Company Proposal, in either case, subject to the requirements of Section 5.3(f) and, in the case of clause (B), provided, that the Company pays, or causes to be paid, to Parent the Company Termination Fee payable pursuant to Section 7.3(a) prior to or concurrently with such termination.

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(e) Notwithstanding anything to the contrary contained in Section 5.3(a), the Company Board or the Special Committee may, at any time prior to obtaining the Company Stockholder Approval, and subject to compliance with the requirements of Section 5.3(f), effect a Company Change of Board Recommendation in response to a Company Intervening Event if the Company Board (upon the recommendation of the Special Committee) or the Special Committee has determined in good faith, after consultation with its outside legal counsel, that the failure to effect a Company Change of Board Recommendation in response to such Company Intervening Event would be inconsistent with the fiduciary duties of the Company Board under applicable Law.

(f) The Company and the Company Board or the Special Committee shall not be entitled to effect a Company Change of Board Recommendation pursuant to Section 5.3(d) or Section 5.3(e) or terminate this Agreement pursuant to Section 7.1(f) unless (x) the Company shall have provided to Parent at least four (4) Business Days’ prior written notice (the “Company Notice Period”) of the Company’s intention to take such action, which notice shall specify the material terms and conditions of such Company Acquisition Proposal (and have provided to Parent a copy of the available proposed transaction agreement to be entered into in respect of such Company Acquisition Proposal), or a reasonably detailed written description of such Company Intervening Event, as applicable, and (y):

(i) during the Company Notice Period, if requested by Parent, the Company shall have engaged in good faith negotiations with Parent regarding any adjustment or amendment to this Agreement or any other agreement proposed in writing by Parent; and

(ii) the Company shall have considered in good faith any proposed adjustments or amendments to this Agreement (including a change to the Merger Consideration) and any other agreements, in each case that would be binding if accepted, that may be proposed in writing by Parent no later than 11:59 a.m., New York City time, on the last day of the Company Notice Period and the Company Board (upon the recommendation of the Special Committee) or the Special Committee shall have determined in good faith, after consultation with its outside legal counsel that the failure to make a Company Change of Board Recommendation pursuant to Section 5.3(d) or Section 5.3(e) or terminate this Agreement pursuant to Section 5.3(d) and Section 7.1(f), as applicable, would be inconsistent with the fiduciary duties of the Company Board under applicable Law. Any (A) material changes relating to such Company Intervening Event or (B) material revisions to such Company Acquisition Proposal offered in writing by the party making any such Company Acquisition Proposal, as applicable, shall constitute a new Company Intervening Event or Company Acquisition Proposal, as applicable, and, in each case, the Company shall be required to deliver a new written notice to Parent and to again comply with the requirements of this Section 5.3(f) with respect to such new written notice, except that the Company Notice Period shall be two (2) Business Days with respect thereto, but no such new written notice shall shorten the original Company Notice Period.

(g) Nothing contained in this Section 5.3 shall prohibit the Company or the Company Board from, after consultation with its outside legal counsel, (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the stockholders of the Company if the Company Board determines in good faith, after consultation with

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the Company’s outside legal counsel, that such disclosure is required under applicable Law or (iii) issuing a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, so long as in each case such disclosure does not include any statement that constitutes, and does not otherwise constitute a Company Change of Board Recommendation.

Section 5.4 No Solicitation by Parent.

(a) Subject to the other provisions of this Section 5.4, from and after the date hereof until the First Effective Time or, if earlier, the termination of this Agreement pursuant to Article VII, Parent shall not, shall cause the Parent Subsidiaries not to, and shall use its reasonable best efforts to cause Parent’s Representatives (on behalf of Parent or the Parent Subsidiaries, as applicable) not to, (i) initiate, solicit, knowingly facilitate (including by providing any non-public information concerning Parent or any Parent Subsidiary to any Person or group for the purpose of facilitating any inquiries, proposals or offers relating to any Parent Acquisition Proposal) or knowingly encourage any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Parent Acquisition Proposal or engage in any discussions or negotiations with respect thereto, (ii) approve or recommend, or publicly propose to approve or recommend, any Parent Acquisition Proposal, (iii) withhold, withdraw or rescind (or change or qualify, in a manner adverse to the Company), or publicly propose to withhold, withdraw or rescind (or change or qualify, in a manner adverse to the Company), the Parent Board Recommendation, including the failure to include the Parent Board Recommendation in the Joint Proxy Statement/Prospectus, (iv) enter into any merger agreement, letter of intent or other similar agreement relating to any Parent Acquisition Proposal (other than an Acceptable Confidentiality Agreement pursuant to Section 5.4(b)) or (v) resolve or agree to do any of the foregoing (any action set forth in the foregoing clause (iii) or clause (v) (to the extent related to the foregoing clause (iii)), a “Parent Change of Board Recommendation”). Notwithstanding anything to the contrary contained in this Agreement, Parent and the Parent’s Representatives may inform a Person that has made or is considering making a Parent Acquisition Proposal of the provisions of this Section 5.4.

(b) Notwithstanding anything to the contrary contained in Section 5.4(a), if at any time following the date hereof and prior to the time that the Parent Stockholder Approval is obtained, (i) Parent receives a written Parent Acquisition Proposal from a Third Party, which Parent Acquisition Proposal was made or renewed on or after the date of this Agreement and does not result from a material breach of the obligations set forth in Section 5.4 and (ii) the Parent Board has determined in good faith, after consultation with its outside legal counsel and financial advisor that such Parent Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Parent Proposal and, after consultation with outside legal counsel, the failure to take the following actions would be inconsistent with the fiduciary duties of the Parent Board under applicable Law, then (A) Parent may enter into an Acceptable Confidentiality Agreement with and furnish information with respect to Parent and the Parent Subsidiaries (including nonpublic information) to the Third Party making such Parent Acquisition Proposal, its Representatives and potential sources of financing and (B) Parent and its Representatives may participate in discussions or negotiations with such Third Party making such Parent Acquisition Proposal and its Representatives regarding such Parent Acquisition Proposal (subject to promptly and, in any event, within twenty-four (24) hours of receipt thereof, notifying the Company of the status and material details thereof (including copies of any written documentation that is material to such Parent

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Acquisition Proposal)); provided that Parent (1) will not, and will cause the Parent Subsidiaries and the Parent Representatives not to, disclose any nonpublic information to such Person without first entering into an Acceptable Confidentiality Agreement with such Person and (2) will provide to the Company any nonpublic information concerning Parent or the Parent Subsidiaries provided or made available to such other Person that was not previously provided or made available to the Company concurrently with the provision of such information to such other Person.

(c) Parent shall promptly (and in any event within twenty-four (24) hours after receipt by Parent) notify the Company in the event that Parent or the Parent Board receives any Parent Acquisition Proposal, which notice shall include the identity of the Third Party making such Parent Acquisition Proposal and a copy of such Parent Acquisition Proposal (or, where such Parent Acquisition Proposal is not in writing, a detailed summary of the material terms and conditions of such Parent Acquisition Proposal). Without limiting the foregoing, Parent shall promptly (and in any event at least twenty-four (24) hours prior to such provision or engagement) advise the Company if the Parent Board determines to begin providing information or to engage in discussions or negotiations concerning a Parent Acquisition Proposal pursuant to Section 5.4(b). Thereafter, Parent shall keep the Company informed on a prompt (and, in any event, within twenty-four (24) hours) basis of the status and material details (including amendments or proposed amendments) of any such Parent Acquisition Proposal (including providing copies of any written documentation relating to such Parent Acquisition Proposal).

(d) Notwithstanding anything to the contrary contained in Section 5.4(a), if Parent or the Parent Board has received a written Parent Acquisition Proposal that (i) has not been withdrawn, (ii) did not result from a material breach of the obligations set forth in Section 5.4 and (iii) that the Parent Board has determined in good faith, after consultation with its outside legal counsel and financial advisor, constitutes a Superior Parent Proposal, the Parent Board may at any time prior to obtaining the Parent Stockholder Approval, (A) effect a Parent Change of Board Recommendation with respect to such Superior Parent Proposal or (B) terminate this Agreement in accordance with Section 7.1(g) to enter into a definitive agreement with respect to such Superior Parent Proposal, in either case, subject to the requirements of Section 5.4(f) and, in the case of clause (B), provided, that Parent pays, or causes to be paid, to Company the Parent Termination Fee payable pursuant to Section 7.3(c) prior to or concurrently with such termination.

(e) Notwithstanding anything to the contrary contained in Section 5.4(a), the Parent Board may, at any time prior to obtaining the Parent Stockholder Approval, and subject to compliance with the requirements of Section 5.4(f), effect a Parent Change of Board Recommendation in response to a Parent Intervening Event if the Parent Board has determined in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to take such action would be inconsistent with the fiduciary duties of the Parent Board under applicable Law.

(f) Parent and the Parent Board shall not be entitled to effect a Parent Change of Board Recommendation pursuant to Section 5.4(d) or Section 5.4(e) or terminate this Agreement pursuant to Section 7.1(g) unless (x) Parent shall have provided to the Company at least four (4) Business Days’ prior written notice (the “Parent Notice Period”) of Parent’s intention to take such action, which notice shall specify the material terms and conditions of such Parent Acquisition Proposal (and have provided to the Company a copy of the available proposed transaction agreement to be entered into in respect of such Parent Acquisition Proposal) or a reasonably detailed written description of such Parent Intervening Event, as applicable, and (y):

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(i) during the Parent Notice Period, if requested by the Company, Parent shall have engaged in good faith negotiations with the Company regarding any adjustment or amendment to this Agreement or any other agreement proposed in writing by the Company; and

(ii) Parent shall have considered in good faith any proposed adjustments or amendments to this Agreement (including a change to the Merger Consideration) and any other agreements, in each case that would be binding if accepted, that may be proposed in writing by the Company no later than 11:59 a.m., New York City time, on the last day of the Parent Notice Period and the Parent Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to make a Parent Change of Board Recommendation pursuant to Section 5.4(d) or Section 5.4(e) or terminate this Agreement pursuant to Section 5.4(d) and Section 7.1(g), as applicable, would be inconsistent with the fiduciary duties of the Parent Board under applicable Law. Any (A) material changes relating to such Parent Intervening Event or (B) material revisions to such Parent Acquisition Proposal offered in writing by the party making any such Parent Acquisition Proposal, as applicable, shall constitute a new Parent Intervening Event or Parent Acquisition Proposal, as applicable, and, in each case, Parent shall be required to deliver a new written notice to the Company and to again comply with the requirements of this Section 5.4(f) with respect to such new written notice, except that the Parent Notice Period shall be two (2) Business Days with respect thereto, but no such new written notice shall shorten the original Parent Notice Period.

(g) Nothing contained in this Section 5.4 shall prohibit Parent or the Parent Board from, after consultation with its outside legal counsel, (i) taking and disclosing to the stockholders of Parent a position contemplated by Rule 14e-2(a), Rule 14d-9 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the stockholders of Parent if the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel, that such disclosure is required under applicable Law or (iii) issuing a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, so long as in each case such disclosure does not include any statement that constitutes, and does not otherwise constitute a Parent Change of Board Recommendation.

Section 5.5 Efforts.

(a) Each of the Company, Parent, Merger Sub I, and Merger Sub II shall use its respective reasonable best efforts to (and each of them will cause its respective Subsidiaries to use reasonable best efforts to) (i) take, or cause to be taken, all appropriate action and do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Mergers, the Parent Common Share Issuance and the other transactions contemplated by this Agreement as promptly as

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practicable, (ii) take all such actions (if any) as may be required to cause the expiration of the notice periods under Competition Laws with respect to such transactions as promptly as practicable after the execution of this Agreement, (iii) obtain (A) from any Governmental Entity any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent, Merger Sub I, Merger Sub II or the Company, or any of their respective Subsidiaries, to effect the Closing as promptly as practicable, and in any event not later than the Outside Date, and to avoid any action or Proceeding by any Governmental Entity or any other Person, in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers, and (B) from any Third Party (other than a Governmental Entity) any consents or notices that are required to be obtained or made by Parent, Merger Sub I, Merger Sub II or the Company, or any of their respective Subsidiaries, in connection with the transactions contemplated by this Agreement in the case of this clause (B), only to the extent that Parent, Merger Sub I, Merger Sub II and the Company reasonably determine, after consultation and cooperation with one another, that such consent or notice should be obtained or made (it being understood that the failure to receive or make any such consents or notices will not be a condition precedent to Parent’s, Merger Sub I’s, Merger Sub II’s or the Company’s obligations to consummate the transactions contemplated hereby), (iv) cause the satisfaction of all conditions within its control set forth in Article VI, and (v) prepare and file as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings, ruling requests, and other documents necessary to obtain the consents, approvals and other deliverables set forth in clauses (A) and (B) above, and take all reasonable steps as may be necessary to obtain all such consents, approvals and other deliverables; provided, however, that, in the case of clause (B), in no event will Parent, Merger Sub I, Merger Sub II or the Company, or any of their respective Subsidiaries be required to pay prior to the First Effective Time any fee, penalty or other consideration to any such Third Party for any consent or approval required for the consummation of the transactions contemplated by this Agreement under any Contract.

(b) Notwithstanding anything to the contrary in this Agreement, (i) Parent shall, after considering in good faith the views and comments of the Company (and its outside legal counsel) and acting in good faith, exercise principal responsibility to direct and control all aspects of the Parties’ efforts to gain regulatory clearance before any Governmental Entity of the transactions contemplated hereby pursuant to any Competition Law; provided, however, that Parent shall not enter into any agreement with a Governmental Entity to extend any waiting period under the Competition Laws or to delay or not to consummate the transactions contemplated by this Agreement without the prior written consent of the Company, except that Parent may once withdraw and refile its “Notification and Report Form” under the HSR Act as provided by 16 C.F.R. 803.12, (ii) nothing in this Agreement shall require the Company, Parent, Merger Sub I or Merger Sub II to defend through litigation any claim asserted in any court or other governmental body with respect to the Mergers by the United States Federal Trade Commission, the United States Department of Justice or any other applicable Governmental Entity, (iii) none of the Company, Parent, Merger Sub I or Merger Sub II and none of their respective affiliates shall be required to offer, negotiate, commit to, effect, enter into or take any action, agreement, condition, commitment or remedy of any kind, including any remedy that would require the Company, Parent, Merger Sub I or Merger Sub II or any of their respective affiliates to sell, divest, lease, license, transfer, dispose of, or otherwise encumber, impair, limit or restrict any of their or their respective affiliates’ ownership, control, management or operation of assets or businesses (including for the avoidance of doubt, any equity or other interests) of any of Parent, Merger Sub I, Merger Sub II, the Merger I Surviving Corporation, the Merger II Surviving Company, any Parent Subsidiary, the Company or any Company Subsidiary, or any of their respective affiliates, and (iv) the Company shall not, and shall cause the Company Subsidiaries and their respective controlled affiliates not to, without the prior written consent of Parent, offer, negotiate, commit to, effect, enter into or take any action, agreement condition, commitment or remedy as described in Section 5.5(b)(iii).

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(c) Without limiting the generality of anything contained in this Section 5.5, each Party shall, (i) make with respect to the transactions contemplated hereby an appropriate filing of a Notification and Report Form pursuant to the HSR Act as promptly as practicable and advisable (and in any event within twenty (20) Business Days after the date of this Agreement (unless otherwise mutually agreed in writing by the Parties)), (ii) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Proceeding by or before any Governmental Entity with respect to the Mergers or any of the other transactions contemplated by this Agreement, (iii) keep the other Parties notified as to the status of any such request, inquiry, investigation, action or other Proceeding, (iv) promptly notify the other Parties of any oral or written communication to or from any Governmental Entity regarding the Mergers or any of the other transactions contemplated by this Agreement, (v) promptly provide to the other Parties copies of any written communications received or provided by such Party, or any of its Subsidiaries, from or to any Governmental Entity with respect to the Mergers or any other transactions contemplated by this Agreement, and (vi) respond as promptly as practicable to any inquiries received from any Governmental Entity enforcing applicable Competition Laws for additional information or documentation material, including any request for additional information or documentary material issued by a Governmental Entity under 15 U.S.C. Sect. 18a(e). Each Party will, subject to applicable Law, consult and cooperate with the other Parties with respect to and provide any necessary information and assistance as the other Parties may reasonably request with respect to all notices, submissions, or filings made by such Party with any Governmental Entity or any other information supplied by such Party to, or correspondence with, a Governmental Entity in connection with this Agreement or any transactions contemplated by this Agreement and will permit the other Parties to review and discuss in advance and consider in good faith the views of the other Parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Mergers or any of the other transactions contemplated by this Agreement. The Parties may, as they deem advisable and necessary to comply with applicable Law, designate any competitively sensitive materials provided to the other under this Section 5.5 as “outside counsel only.” In addition, except as may be prohibited by any Governmental Entity or by any applicable Law, in connection with any such request, inquiry, investigation, action or other Proceeding other than the matters contemplated by Section 5.13, in connection with or related to the Mergers or the other transactions contemplated hereby, each Party will consult with the other Parties in advance and give the other Parties or their authorized representatives the opportunity to be present at each meeting or teleconference relating to such request, inquiry, investigation, action or other Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or other Proceeding.

(d) Nothing contained in this Agreement shall give Parent, Merger Sub I, or Merger Sub II, directly or indirectly, the right to control or direct the operations of the Company prior to the consummation of the Mergers. Prior to the First Effective Time, the Company shall exercise, subject to the terms and conditions of this Agreement, control over its business operations.

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Section 5.6 Preparation of Joint Proxy Statement/Prospectus; Stockholders Meetings.

(a) Parent and the Company shall cooperate in preparing, and as promptly as reasonably practicable (but no later than forty-five (45) days) following the date hereof, file or confidentially submit the Joint Proxy Statement/Prospectus and Form S-4 with the SEC. The Joint Proxy Statement/Prospectus will be included in and will constitute a part of the Form S-4. The Company and Parent will cause the Joint Proxy Statement/Prospectus to be mailed to their respective stockholders as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act. Subject to Sections 5.3(d), 5.3(e), 5.4(d) and 5.4(e) and the other applicable terms of this Agreement, the Joint Proxy Statement/Prospectus shall reflect the Company Board Recommendation and the Parent Board Recommendation. Parent shall use reasonable best efforts, and the Company shall cooperate reasonably and in good faith with Parent, to have the Form S-4 declared effective by the SEC and to keep the Form S-4 effective through the Closing in order to consummate the Mergers and the other transactions contemplated hereby. Parent shall also take any action required to be taken under any applicable state securities laws in connection with the issuance and reservation of Parent Common Shares in the Mergers, and the Company shall furnish all information concerning the Company and the holders of Company Shares, or holders of a beneficial interest therein, as may be reasonably requested in connection with any such action. Each of Parent or the Company shall, as promptly as practicable after receipt thereof, provide the other Parties with copies of any written comments, and advise each other of any oral comments, with respect to the Joint Proxy Statement/Prospectus or Form S-4 received from the SEC. Parent and the Company shall cooperate reasonably and in good faith and provide each other with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement/Prospectus and the Form S-4 prior to filing such with the SEC, and shall give reasonable and good faith consideration to any comments thereon made by the other Party or its counsel, and will provide each other with a copy of all such filings made with the SEC. Subject to Sections 5.3(g) and 5.4(g), but notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Joint Proxy Statement/Prospectus or the Form S-4 shall be made without providing the other Party a reasonable opportunity to review and comment thereon and without the Parties consulting and cooperating with one another, and considering in good faith the view of one another in doing so (provided, that, without limiting the foregoing, no amendment or supplement to the Joint Proxy Statement/Prospectus shall be made without the approval of both the Company and Parent, which approval shall not be unreasonably withheld, conditioned or delayed). If, at any time prior to the First Effective Time, any information relating to Parent or the Company, or any of their respective affiliates, officers or directors, is discovered by Parent or the Company and such information should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement/Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party discovering such information shall promptly notify the other Parties and, to the extent required by applicable Law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of the Company or Parent, as applicable, in accordance with applicable Law.

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(b) Promptly after the execution of this Agreement, the Company will conduct a broker search in anticipation of the Company Stockholders Meeting in compliance with SEC Rule 14a-13, assuming the earliest record date practicable and, from time to time, conduct additional broker searches as reasonably requested by Parent. The Company shall duly take all lawful action reasonably necessary to set a record date, call, give notice of, convene and hold the Company Stockholders Meeting as soon as practicable following the declaration of effectiveness of the Form S-4 by the SEC (such effectiveness date, the “Clearance Date”) and, in any case, within forty-five (45) days following the Clearance Date. The Company shall not change the date of (or the record date for), postpone or adjourn the Company Stockholders Meeting without the written consent of Parent; provided, that the Company shall adjourn the Company Stockholders Meeting to allow time for the filing and dissemination of any supplemental or amended disclosure document that the Company Board has determined in good faith (after consultation with its outside legal counsel) is required to be filed and disseminated under applicable Law; provided, further, that, unless otherwise agreed by the Parties, the Company Stockholders Meeting shall not be adjourned to a date that requires the Company to select a new record date under applicable Law.

(c) The Company Board shall, except in the case of a Company Change of Board Recommendation made in accordance with the terms and conditions of this Agreement, make the Company Board Recommendation, and subject to Section 5.3, shall use reasonable best efforts to solicit the Company Stockholder Approval. Notwithstanding any Company Change of Board Recommendation pursuant to Section 5.3, unless this Agreement is terminated in accordance with its terms, this Agreement shall be submitted to the Company’s stockholders at the Company Stockholders Meeting, and nothing contained herein shall be deemed to relieve the Company of such obligation. The Company shall, upon the reasonable request of Parent, during the last seven (7) Business Days prior to the date of the Company Stockholders Meeting, request its proxy solicitor to advise Parent at least one (1) time each Business Day as to the aggregate tally of proxies received by the Company with respect to the Company Stockholder Approval. Without the prior written consent of Parent (which shall not be unreasonably withheld, delayed or conditioned), and except as required by applicable Law or the rules and regulations of the NYSE, the adoption of this Agreement and the transactions contemplated hereby (including the Mergers) shall be the only matter (other than procedural matters, including a proposal to adjourn the Company Stockholders Meeting if there are not a sufficient number of Company Shares present in person or by proxy to obtain the Company Stockholder Approval) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholders Meeting.

(d) Promptly after the execution of this Agreement, Parent will conduct a broker search in anticipation of the Parent Stockholders Meeting in compliance with SEC Rule 14a-13, assuming the earliest record date practicable and, from time to time, conduct additional broker searches as reasonably requested by the Company. Parent shall duly take all lawful action reasonably necessary to set a record date, call, give notice of, convene and hold the Parent Stockholders Meeting as soon as practicable following the Clearance Date and, in any case, within forty-five (45) days following the Clearance Date. Parent shall not change the date of (or the record date for), postpone or adjourn the Parent Stockholders Meeting without the written consent of the Company; provided, that Parent (i) shall adjourn the Parent Stockholders Meeting to allow time for the filing and dissemination of any supplemental or amended disclosure document that the Parent Board has determined in good faith (after consultation with its outside legal counsel) is required to be filed and disseminated under applicable Law and (ii) may adjourn the Parent Stockholders Meeting to allow reasonable additional time to solicit additional proxies necessary to obtain the Parent Stockholder Approval; provided, further, that, unless otherwise agreed by the Parties, the Parent Stockholders Meeting shall not be adjourned to a date that requires Parent to select a new record date under applicable Law.

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(e) The Parent Board shall, except in the case of a Parent Change of Board Recommendation made in accordance with the terms and conditions of this Agreement, make the Parent Board Recommendation, and, subject to Section 5.4, use reasonable best efforts to solicit the Parent Stockholder Approval. Notwithstanding any Parent Change of Board Recommendation pursuant to Section 5.4, unless this Agreement is terminated in accordance with its terms, this Agreement shall be submitted to Parent’s stockholders at the Parent Stockholders Meeting, and nothing contained herein shall be deemed to relieve Parent of such obligation. Parent shall, upon the reasonable request of the Company, during the last seven (7) Business Days prior to the date of the Parent Stockholders Meeting, request its proxy solicitor to advise the Company at least one (1) time each Business Day as to the aggregate tally of proxies received by Parent with respect to the Parent Stockholder Approval. Without the prior written consent of the Company (which shall not be unreasonably withheld, delayed or conditioned), and except as required by applicable Law or the rules and regulations of Nasdaq, the approval of the Parent Common Share Issuance shall be the only matter (other than procedural matters, including a proposal to adjourn the Parent Stockholders Meeting if there are not a sufficient number of Parent Shares present in person or by proxy to obtain the Parent Stockholder Approval) that Parent shall propose to be acted on by the stockholders of Parent at the Parent Stockholders Meeting.

(f) Subject to applicable Law, each Party shall reasonably cooperate and use their reasonable best efforts to cause the record dates and date and time of the Company Stockholders Meeting and the Parent Stockholders Meeting to be coordinated such that they occur on the same calendar day (and in any event as close in time as possible).

Section 5.7 Public Announcements. So long as this Agreement is in effect, Parent, Merger Sub I, and Merger Sub II, on the one hand, and the Company, on the other, shall not, and shall cause their respective Controlled affiliates not to, issue any press release or make any public statement with respect to the Mergers or this Agreement without the prior written consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or Governmental Entity to which the relevant Party is subject, in which case, to the extent permitted by applicable Law and practicable under the circumstances, the Party proposing to issue such press release or make such public announcement shall consult in good faith with the other Party before making any such public announcement, (b) with respect to any press release or other public statement by the Company permitted by Section 5.3 or by Parent permitted by Section 5.4, as applicable (including to announce a Company Change of Board Recommendation or a Parent Change of Board Recommendation in accordance with Section 5.3 or Section 5.4, as applicable), (c) statements consistent in all material respects with any release, disclosure or other public statement previously made in accordance with this Section 5.7 or (d) with respect to any Proceedings between or among the Parties relating to a dispute between or among the Parties with respect to this Agreement or the transactions contemplated hereby. The press release announcing the execution and delivery of this Agreement shall be a joint release of Parent and the Company and shall not be issued prior to the approval of each of, the Company and Parent.

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Section 5.8 Employee Benefit Matters.

(a) From and after the First Effective Time, the Company shall, and Parent shall cause the Merger I Surviving Corporation and Merger II Surviving Company to, honor all Company Benefit Plans in accordance with their terms as in effect immediately prior to the First Effective Time. For a period of one (1) year following the First Effective Time, Parent shall provide, or shall cause to be provided, to each Person who is employed by the Company or the Company Subsidiaries immediately prior to the First Effective Time who continues in the employ of Parent, the Merger I Surviving Corporation, Merger II Surviving Company or any of their respective affiliates on or after the First Effective Time (“Company Employees”) (i) a base salary or wage rate and annual incentive cash compensation opportunities that, in each case, are no less favorable than the base salary or wage rate and annual incentive cash compensation opportunities as provided to similarly situated employees of Parent as of immediately before the First Effective Time and (ii) all other compensation and employee benefits (excluding long-term incentive equity or equity based awards, change in control or retention bonuses, severance and defined benefit or nonqualified arrangements), that are no less favorable in the aggregate than those provided to similarly situated employees of Parent as of immediately before the First Effective Time.

(b) For purposes of vesting, eligibility to participate and for calculating vacation entitlements under the employee benefit plans of Parent and the Parent Subsidiaries (each, a “New Plan”), each Company Employee shall be credited with his or her years of service with the Company and the Company Subsidiaries and their respective predecessors before the First Effective Time, to the same extent as such Company Employee was entitled before the First Effective Time, to credit for such service under any similar Company Benefit Plan in which such Company Employee participated or was eligible to participate immediately prior to the First Effective Time; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition and without limiting the generality of the foregoing, (A) each Company Employee shall be immediately eligible to participate, without any waiting time, in the New Plans that similarly situated employees of the Parent are eligible to participate in as of immediately before the First Effective Time and (B) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Company Employee, Parent shall use its reasonable best efforts to cause all eligibility waiting periods, pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived for similarly situated employees of the Parent in comparable Company Benefit Plans, and Parent shall use its reasonable best efforts to cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the comparable Company Benefit Plan in which such Company Employee participated immediately prior to the First Effective Time ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

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(c) Nothing in this Agreement shall confer upon any Company Employee or other Person any right to continue in the employ or service of the Company, the Merger I Surviving Corporation, the Merger II Surviving Company, Parent, the Parent Subsidiaries or any of their respective affiliates. Except as expressly set forth in this Section 5.8, no provision of this Agreement: (i) shall limit the ability of the Company or any of its affiliates (including, following the First Effective Time, the Merger I Surviving Corporation and its Subsidiaries, and following the Second Effective Time, the Merger II Surviving Company and its Subsidiaries) to amend, modify or terminate in accordance with its terms any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them, (ii) shall be deemed or construed to amend, establish, or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement or (iii) create any third party beneficiary rights or obligations in any person (including any current or former service provider or employee of Parent or any of its Subsidiaries (or any beneficiaries or dependents thereof)) or any right to employment or continued employment or to a particular term or condition of employment with the Company or any of its affiliates (including, following the First Effective Time, the Merger I Surviving Corporation and its Subsidiaries, and following the Second Effective Time, the Merger II Surviving Company and its Subsidiaries).

(d) Effective no later than the day prior to the Closing Date (the “Plan Termination Date”), and contingent upon the Closing, the Company shall withdraw as a Participating Company (as defined in the RPC 401(k) Plan) from the RPC 401(k) Plan and Company Employees will no longer be eligible to make employee contributions or receive employer contributions (other than contributions related to periods prior to the Plan Termination Date) to the RPC 401(k) Plan for any payroll period ending on and after the Closing Date. The Company shall take all actions reasonably necessary to affect such withdrawal in accordance with the terms of the RPC 401(k) Plan no later than the Plan Termination Date. As soon as practicable following the Closing Date, Parent shall use its reasonable best efforts to cause an applicable New Plan either, at Parent’s sole discretion, to (i) to accept rollovers of account balances (including plan loans, if applicable) from the RPC 401(k) Plan of Company Employees who elect a rollover under applicable procedures of the New Plan or (ii) to accept a trust-to-trust transfer of assets attributable to the accounts of Company Employees (including plan loans if applicable) from the RPC 401(k) Plan.

(e) Parent may request, no later than fifteen (15) Business Days prior to Closing, that the Company terminate any Other Company Plans. For this purpose, an “Other Company Plan” means a Company Benefit Plan (other than the RPC 401(k) Plan): (i) for which a New Plan will provide benefits to Company Employees immediately following the Closing with no disruption in benefits or coverage or (ii) which provides benefits that are not provided to similarly situated employees of the Parent or benefits that are not required to be provided under this Section 5.8 following the Closing. Subject to Parent’s timely request, the Company shall use its reasonable best efforts to terminate each identified Other Company Plan effective as of the Closing Date or such other date as the Company and Parent may agree. No later than five (5) Business Days prior to the Closing Date, the Company shall provide Parent with evidence that each requested Other Company Plan shall terminate as of the Closing Date or other mutually-agreed date pursuant to resolutions of the Company Board.

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Section 5.9 Indemnification of Directors and Officers.

(a) For not less than six (6) years from and after the Second Effective Time, Parent, the Merger I Surviving Corporation and the Merger II Surviving Company shall, jointly and severally indemnify and hold harmless, and advance expenses as incurred to, all past and present directors, managers (in the case of Company Subsidiaries that are limited liability companies) and officers of the Company and the Company Subsidiaries (collectively, the “Indemnified Parties”) with respect to all acts or omissions (actual or alleged) by them in their capacities as such or taken at the request of any of the Company or any Company Subsidiary at any time prior to the Second Effective Time (including all actions or omissions (actual or alleged) by them in such capacities in connection with this Agreement or the transactions or actions contemplated hereby) to the fullest extent that the Company or the Company Subsidiary for which they were acting in such capacity would have been permitted to indemnify, hold harmless and advance expenses to such individuals by applicable Law. The Parties agree that all rights to exculpation, indemnification or advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Second Effective Time existing as of the date hereof in favor of the Indemnified Parties as provided in the respective certificates of incorporation or bylaws (or comparable organizational documents) of the Company or any Company Subsidiary or in any indemnification agreement in existence on the date hereof and provided to Parent prior to the date hereof shall survive the Mergers and shall continue in full force and effect in accordance with the terms thereof.

(b) Parent, the Merger I Surviving Corporation and the Merger II Surviving Company agree that all rights to exculpation, indemnification and advancement for acts or omissions occurring at or prior to the First Effective Time existing as of the date of this Agreement in favor of the Indemnified Parties, as provided in the Company’s or each of the Company Subsidiaries’ respective certificates of incorporation or bylaws (or comparable organizational or governing documents) or in any Contract, shall survive the Merger I and the transactions contemplated by this Agreement and shall continue in full force and effect in accordance with their terms. From and after the First Effective Time, Parent, the Merger I Surviving Corporation and the Merger II Surviving Company shall (and Parent shall cause the Merger I Surviving Corporation and Merger II Surviving Company and its Subsidiaries to) fulfill and honor such obligations. In addition, for six (6) years following the Second Effective Time, Parent shall and shall cause the Merger I Surviving Corporation and Merger II Surviving Company and their Subsidiaries to cause the limited liability company agreement of the Merger II Surviving Company to contain provisions with respect to indemnification, advancement and exculpation that are at least as favorable as the indemnification, advancement and exculpation provisions contained in the certificate of incorporation and bylaws of the Company and its Subsidiaries immediately prior to the First Effective Time. During such six-year period or such period in which an Indemnified Party is asserting a claim for indemnification or advancement pursuant to this Section 5.9, whichever is longer, such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Second Effective Time, except as required by applicable Law.

(c) At or prior to the Second Effective Time, the Company shall use its reasonable best efforts to purchase a six (6)-year prepaid “tail” policy (“D&O Insurance”) on terms and conditions providing coverage retentions, limits and other terms no less favorable than those of the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and the Company Subsidiaries with respect to matters arising at or prior to the Second Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). Whether pursuant to such tail policy or

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otherwise, Parent shall cause the Merger II Surviving Company to continue to maintain in effect for a period of at least six (6) years from and after the Second Effective Time, D&O Insurance with coverage that is, in the aggregate, at least as protective to the Company’s current directors and officers as provided in the Company’s existing directors’ and officers’ insurance policy as of the date of this Agreement, or Parent will cause the Merger II Surviving Company to use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with coverage that is at least as protective to the Company’s current directors and officers as provided in the Company’s existing directors’ and officers’ liability insurance policy as of the date of this Agreement; provided, however, that neither the Company nor the Merger II Surviving Company shall commit or spend on such “tail” policy, in the aggregate, more than three hundred percent (300%) of the last aggregate annual premium paid by the Company prior to the date hereof, such premium set forth in Section 5.9(c) of the Company Disclosure Letter, for the Company’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance (the “Base Amount”); provided, however, that if the cost of such “tail” policy exceeds the Base Amount, the Company or the Merger II Surviving Company shall obtain “tail” insurance policies with the greatest coverage available, with respect to matters occurring prior to the Second Effective Time, for a cost not exceeding the Base Amount. The Company shall in good faith cooperate with Parent prior to the Second Effective Time with respect to the procurement of such “tail” policy, including with respect to the selection of the broker, available policy price and coverage options.

(d) If Merger II Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other corporation or entity and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, unless provided by operation of Law, proper provisions will be made so that the successors and assigns of Merger II Surviving Company will assume all of the obligations set forth in this Section 5.9. This Section 5.9 may not be amended after the Second Effective Time in a manner as to adversely affect any Indemnified Party unless such Indemnified Party will have consented in writing to such amendment.

(e) The provisions of this Section 5.9 are intended to be for the benefit of, and will be enforceable by, each of the Indemnified Parties, who are intended third-party beneficiaries of this Section 5.9 as of and following the Second Effective Time. Following the Closing, the obligations under this Section 5.9 shall not be terminated or modified without the consent of such affected Indemnified Parties.

(f) The rights of the Indemnified Parties under this Section 5.9 shall be in addition to any rights such Indemnified Parties may have under the Company Charter or the Company Bylaws, under the organizational documents of any of the Company Subsidiaries, or under any applicable Contracts or Laws.

Section 5.10 Tax Treatment.

(a) For United States federal income Tax purposes, (i) the Parties intend that Merger I and Merger II, taken together, constitute a single, integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code (the “Intended Tax Treatment”), and (ii) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), to which Parent, Merger Sub I, Merger Sub II and the Company are parties under Section 368(b) of the Code. The parties shall not take any tax reporting position inconsistent with the Intended Tax Treatment for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a Final Determination.

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(b) The Parties shall use their respective reasonable best efforts to cause the Mergers to qualify, and will not take any action or cause any action to be taken which action would reasonably be expected to prevent the Mergers from qualifying, for the Intended Tax Treatment.

(c) Notwithstanding anything to the contrary herein, if the SEC requires that a tax opinion be prepared and submitted in connection with the Form S-4 or Joint Proxy Statement/Prospectus and any other filings to be made with the SEC in connection with the Mergers, whether as an exhibit to the Form S-4 or Joint Proxy Statement/Prospectus or otherwise, and if such a tax opinion is being provided by a tax counsel, the Parties hereto shall, and shall cause their affiliates to, (i) reasonably cooperate in order to facilitate the issuance of any such tax opinion and (ii) deliver to such counsel, to the extent requested by such counsel, a duly executed certificate reasonably satisfactory to such Party and such counsel dated as of the date requested by such counsel, containing such customary representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render any such opinion.

(d) The Parties intend to comply with Revenue Procedure 2018-12, 2018-6 I.R.B. 349 (“Rev. Proc. 2018-12”), and in furtherance thereof acknowledge and agree that for purposes of determining the value of the Parent Common Shares to be received by holders of the Company Common Shares pursuant to the transactions contemplated by this Agreement: (i) the “Safe Harbor Valuation Method” (within the meaning of Section 4.01(1) of Rev. Proc. 2018-12) will be the average of the daily volume weighted average prices as described in Section 4.01(1) of Rev. Proc. 2018-12; (ii) the “Measuring Period” (within the meaning of Section 4.02 of Rev. Proc. 2018-12) will be the 10 consecutive trading days ending on the trading day immediately preceding the date of this Agreement; (iii) the “specified exchange” (within the meaning of Section 3.01(4) of Rev. Proc. 2018-12) will be Nasdaq; and (iv) the “authoritative reporting source” (within the meaning of Section 3.01(4) of Rev. Proc. 2018-12) will be Bloomberg L.P.

(e) On or prior to the Closing, the Company shall deliver to Parent a properly executed certificate of the Company certifying that the Company is not, and has not been, a “United States real property holding corporation” within the meaning of Section 897 of the Code, during the applicable period specified in Section 897(c)(1)(a)(ii) of the Code, which complies with the requirements of Section 1445 of the Code and the Treasury Regulations promulgated thereunder and a notice to be mailed (together with a copy of the certificate) to the IRS in accordance with Treasury Regulations Section 1.897-2(h)(2).

Section 5.11 Takeover Statutes. If the restrictions of any state takeover Law or state Law that purports to limit or restrict business combinations or the ability to acquire or vote Company Shares (including any “control share acquisition,” “fair price,” “moratorium,” “business combination” or other similar takeover Law) becomes or is deemed to be applicable to the Company, Parent, Merger Sub I, Merger Sub II, this Agreement, the Mergers or any other transactions contemplated by this Agreement, then Parent, Merger Sub I, and Merger Sub II (in

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each case, subject to the accuracy of the Parent 203 Assumptions) and the Company (subject to the accuracy of the Company 203 Assumptions) shall cooperate and take all action reasonably available to render such Law inapplicable to the foregoing, subject to applicable Law. Neither Parent, Merger Sub I, Merger Sub II nor the Company will take any action that would cause this Agreement, the Mergers or the other transactions contemplated by this Agreement to be subject to the restrictions imposed by any such Laws. No Company Change of Board Recommendation shall change the approval of the Company Board for purposes of causing any such Law to be inapplicable to the transactions contemplated by this Agreement.

Section 5.12 Section 16 Matters. Prior to the First Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a “covered person” of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) of Company Shares and Company Equity Awards pursuant to this Agreement, Merger I, and Merger II shall be an exempt transaction for purposes of Section 16.

Section 5.13 Stockholder Litigation. The Parties shall cooperate and consult with one another in connection with any Proceeding (i) by the Company’s stockholders against the Company or any of its directors, officers or affiliates with respect to this Agreement or the transactions contemplated hereby or (ii) by Parent’s stockholders against Parent or any of its directors, officers or affiliates with respect to this Agreement or the transactions contemplated hereby, and the Company or Parent, as applicable, shall give notice to the other Party of any such Proceeding as promptly as practicable. Neither Parent nor the Company shall compromise or settle any Proceeding commenced against it or its directors, officers or affiliates relating to this Agreement or the transactions contemplated hereby (including Merger I and Merger II) without the other Party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 5.14 Stock Exchange Listing. Prior to the First Effective Time, Parent shall use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and the rules and policies of Nasdaq to cause the Parent Common Shares to be issued in Merger I and such other Parent Common Shares to be reserved for issuance in connection with Merger I to be approved for listing on Nasdaq, subject to official notice of issuance. The Company shall use reasonable best efforts to cooperate with Parent in connection with the foregoing, including by providing information reasonably requested by Parent in connection therewith. Prior to the First Effective Time, the Company shall use reasonable best efforts to cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and the rules and policies of the NYSE to enable the delisting of the Company and of the Company Common Shares from the NYSE as promptly as practicable after the First Effective Time and the deregistration of the Company Common Shares under the Exchange Act as promptly as practicable after such delisting.

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Section 5.15 Treatment of Company Indebtedness. The Company shall use reasonable best efforts, and shall cause the applicable Company Subsidiaries to use reasonable best efforts, to deliver to Parent at least three (3) Business Days prior to the Closing Date a copy of a payoff letter (subject to the delivery of funds and cash collateralization, backstopping or replacement of letters of credit, in each case, as arranged by Parent) with respect to the Company Indebtedness in customary form (the “Payoff Letter”), which Payoff Letter shall indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs and any other monetary obligations (other than contingent indemnification obligations for which no claim has been made) then due and payable under the Company Indebtedness as of the anticipated Closing Date (and the daily accrual thereafter) (the “Payoff Amount”), state that upon receipt of the Payoff Amount under the Payoff Letter, the Company Indebtedness and all related loan documents shall be terminated (other than the terms thereof that expressly survive such termination in accordance with the terms of such documents) and provide that all guarantees of any of the Company Subsidiaries of the Company Indebtedness and, to the extent secured, all Liens securing obligations in respect of the Company Indebtedness shall be released and terminated upon payment of the Payoff Amount and the cash collateralization, backstopping or replacement of any outstanding letters of credit (which cash collateralization, backstopping, replacement shall be arranged by Parent) on the Closing Date. At the Closing, Parent shall repay the outstanding amount of the Company Indebtedness by wire transfer of immediately available funds arranged by Parent as provided for in the Payoff Letter.

Section 5.16 Termination of Company Related Party Contracts. The Company shall take all actions necessary to (a) terminate with no continuing obligations or liabilities all Company Related Party Contracts set forth on Section 5.16 of the Company Disclosure Letter, and (b) cause any and all obligations and liabilities thereunder to be extinguished or paid at or prior to the Closing, without any payment by or obligation or liability of Parent (including the Company and any Company Subsidiaries) after the Closing.

Section 5.17 Stockholders Agreement and Registration Rights Agreement. Prior to the First Effective Time, Parent shall not amend, waive or modify the Stockholders Agreement or the Registration Rights Agreement, and shall not enter into any other agreement with the Specified Stockholders and LOR, or any Person that receives Company Common Shares from such Persons, without the prior written consent or approval of the Special Committee.

Section 5.18 Additional Transactions. Prior to the First Effective Time, each of the Company and Parent shall use reasonable best efforts to perform the actions set forth on Section 5.18 of the Company Disclosure Letter, as applicable.

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ARTICLE VI

CONDITIONS TO CONSUMMATION OF THE MERGERS

Section 6.1 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of Parent, Merger Sub I, Merger Sub II, and the Company to effect the Mergers, as applicable, shall be subject to the satisfaction at or prior to the First Effective Time of each of the following conditions, any and all of which may be waived in whole or in part by mutual consent of Parent, Merger Sub I, Merger Sub II, and the Company, as the case may be, to the extent permitted by applicable Law:

(a) Company Stockholder Approval. The Company shall have obtained the Company Stockholder Approval.

(b) Parent Stockholder Approval. Parent shall have obtained the Parent Stockholder Approval.

(c) No Injunctions or Restraints; Illegality. The consummation of the Mergers shall not be restrained, enjoined, prevented or otherwise prohibited or made illegal by any Order (whether temporary, preliminary or permanent) of a Governmental Entity of competent jurisdiction then in effect, and there shall not be in effect any Law that was enacted, promulgated or deemed applicable to the Mergers by any Governmental Entity of competent jurisdiction that restrains, enjoins, prevents or otherwise prohibits the consummation of the Mergers (each a “Restraint”).

(d) Stock Exchange Listing. The Parent Common Shares to be issued in Merger I and such other Parent Common Shares to be reserved for issuance in connection with Merger I shall have been approved for listing on Nasdaq, subject to official notice of issuance.

(e) Effectiveness of the Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(f) Regulatory Approvals. The waiting period (and any extension thereof) required under the HSR Act shall have expired or been terminated.

Section 6.2 Additional Conditions to Obligations of Parent, Merger Sub I, and Merger Sub II. The obligations of Parent, Merger Sub I, and Merger Sub II to effect the Mergers, as applicable, are subject to the satisfaction at the First Effective Time of each of the following additional conditions, any and all of which may be waived in whole or in part by Parent, Merger Sub I, and Merger Sub II to the extent permitted by applicable Law:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.2(a), (b), (c), (f), (g) and (h) (Capitalization) shall be true and correct in all but de minimis respects on the date hereof and at and as of the First Effective Time, as though made at and as of the First Effective Time, (ii) the representations and warranties of the Company set forth in the first sentence of Section 3.1(a) (Organization and Qualification; Subsidiaries), Section 3.2(d) and (e) (Capitalization) and Section 3.22 (Brokers) shall be true and correct in all material respects on the date hereof and at and as of the First Effective Time, as though made at and as of the First Effective Time, (iii) the representations and warranties of the Company set forth in Section 3.3 (Authority) and Section 3.10(b) (Absence of Certain Changes or Events) shall be true and correct in all respects on the date hereof and at and as of the First Effective Time, as though made at and as of the First Effective Time and (iv) each of the other representations and warranties of the Company in this Agreement shall be true and correct in all respects on the date hereof and at and as of the First Effective Time, as though made at and as of the First Effective Time, except (A) in the case of clauses (i), (ii), (iii) and (iv), representations and warranties that are expressly made as of an earlier date shall be so true and correct only at and as of such date, and (B) in the case of clause (iv), where the failure of such representations or warranties to be true and correct in all respects (without giving effect to any “materiality” or “Company Material Adverse Effect” qualifier set forth therein) would not, individually or in the aggregate with all other failures to be true or correct, have or reasonably be expected to have a Company Material Adverse Effect.

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(b) Performance of Obligations of the Company. The Company shall have performed or complied with, in all material respects, all obligations required to be performed or complied with by it under this Agreement at or prior to the First Effective Time.

(c) Company Material Adverse Effect. Since the date hereof, there shall not have occurred any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Officer’s Certificate. Parent shall have received an officer’s certificate duly executed by an authorized officer of the Company to the effect that the conditions set forth in Sections 6.2(a), 6.2(b) and 6.2(c) have been satisfied.

Section 6.3 Additional Conditions to Obligations of the Company. The obligations of the Company to effect the Mergers are subject to the satisfaction at the First Effective Time of each of the following additional conditions, any and all of which may be waived in whole or in part by the Company to the extent permitted by Law:

(a) Representations and Warranties. (i) The representations and warranties of Parent, Merger Sub I, and Merger Sub II set forth in Section 4.2(a), (b) (c), (f), (g) and (h) (Capitalization) shall be true and correct in all but de minimis respects on the date hereof and at and as of the First Effective Time, as though made at and as of the First Effective Time, (ii) the representations and warranties of Parent, Merger Sub I, and Merger Sub II set forth in the first sentence of Section 4.1(a) (Organization and Qualification; Subsidiaries), Section 4.2(e) and (j) (Capitalization), Section 4.6 (Parent Common Shares), Section 4.22 (Brokers) and Section 4.26 (Sufficient Authorized but Unissued Shares) shall be true and correct in all material respects on the date hereof and at and as of the First Effective Time, as though made at and as of the First Effective Time, (iii) the representations and warranties of Parent, Merger Sub I, and Merger Sub II set forth in Section 4.3 (Authority) and Section 4.11(b) (Absence of Certain Changes or Events) shall be true and correct in all respects on the date hereof and at and as of the First Effective Time, as though made at and as of the First Effective Time, and (iv) each of the other representations and warranties of Parent, Merger Sub I, and Merger Sub II in this Agreement shall be true and correct in all respects on the date hereof and at and as of the First Effective Time, as though made at and as of the First Effective Time, except (A) in the case of clauses (i), (ii), (iii) and (iv), representations and warranties that are expressly made as of an earlier date shall be so true and correct only at and as of such date, and (B) in the case of clause (iv), where the failure of such representations or warranties to be true and correct in all respects (without giving effect to any “materiality” or “Parent Material Adverse Effect” qualifier set forth therein) would not, individually or in the aggregate with all other failures to be true or correct, have or reasonably be expected to have a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent. (i) Parent shall have performed or complied with in all respects the obligations required to be performed by it (and within its control) set forth in Section 1.4(a) at or prior to the First Effective Time and (ii) each of Parent, Merger Sub I, and Merger Sub II shall have performed or complied with, in all material respects, all obligations required to be performed or complied with by it under this Agreement at or prior to the First Effective Time.

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(c) Parent Material Adverse Effect. Since the date hereof, there shall not have occurred any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Officer’s Certificate. The Company shall have received an officer’s certificate duly executed by an authorized officer of Parent to the effect that the conditions set forth in Sections 6.3(a), 6.3(b) and 6.3(c) have been satisfied.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated at any time prior to the First Effective Time, and unless otherwise provided herein regardless of whether such termination occurs before or after receipt of the Company Stockholder Approval, the Parent Stockholder Approval, or adoption of this Agreement by Parent as the sole stockholder of Merger Sub I or as the sole member of Merger Sub II:

(a) by mutual written agreement of Parent and the Company, by action of their respective Boards of Directors (in the case of the Company Board, upon recommendation by the Special Committee);

(b) by either the Company (upon approval of or prior recommendation by the Special Committee) or Parent, if the First Effective Time shall not have occurred on or before August 5, 2026 or such later date as may be mutually agreed by Parent and the Company (upon approval of or prior recommendation by the Special Committee) (such date, including any extension pursuant to this Section 7.1(b) and any such later date as may be mutually agreed in writing by Parent and the Company (upon approval of or prior recommendation by the Special Committee), the “Outside Date”); provided that if, on such date, any of the conditions to the Closing set forth in (i) Section 6.1(f) or (ii) Section 6.1(c) (if, in the case of clause (ii), the Restraint relates to the matters set forth in Section 6.1(f)) shall not have been satisfied, but all other conditions set forth in Article VI shall have been satisfied (or in the case of conditions that by their nature are to be satisfied at or immediately prior to the Closing, shall then be capable of being satisfied if the Closing were to take place on such date) or waived, then the Outside Date shall be automatically extended to November 5, 2026 (or such later date as may be mutually agreed in writing by Parent and the Company (upon approval of or prior recommendation by the Special Committee)), and such date, including such later date as may be mutually agreed in writing by Parent and the Company (upon approval of or prior recommendation by the Special Committee), shall become the Outside Date for purposes of this Agreement; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any Party whose breach of this Agreement (including, in the case of Parent, any such breach by Merger Sub I or Merger Sub II) has been a principal cause of the failure of any condition set forth in Article VI or the failure of the First Effective Time to occur on or before the Outside Date;

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(c) by either the Company (upon approval of or prior recommendation by the Special Committee) or Parent, if any Governmental Entity of competent jurisdiction shall have issued any Order permanently restraining, enjoining, preventing or otherwise prohibiting or making illegal the consummation of the Mergers, and, in each case, such Order shall have become final and nonappealable; provided, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall be available only if the Party seeking to terminate this Agreement (including, in the case of Parent, Merger Sub I and Merger Sub II) shall have complied with its applicable obligations under Section 5.5 to resist, resolve or lift, as applicable, such Order before asserting the right to terminate under this Section 7.1(c);

(d) by either the Company (upon approval of or prior recommendation by the Special Committee) or Parent, if the Company Stockholder Approval has not been obtained at the Company Stockholders Meeting (or, if the Company Stockholders Meeting has been adjourned or postponed, the final adjournment or postponement thereof); provided, that no Party may terminate this Agreement pursuant to this Section 7.1(d) if such Party has breached (including, in the case of Parent, any such breach by Merger Sub I or Merger Sub II) any of its obligations under this Agreement in a manner that was the principal cause of the failure to obtain the Company Stockholder Approval at the Company Stockholders Meeting;

(e) by Parent, at any time prior to obtaining the Company Stockholder Approval, if the Company Board shall have effected a Company Change of Board Recommendation (it being understood and agreed that any written notice of the Company’s intention to make a Company Change of Board Recommendation prior to effecting such Company Change of Board Recommendation in accordance with Section 5.3(d) or Section 5.3(e) in and of itself shall not result in Parent having any termination rights pursuant to this Section 7.1(e));

(f) by the Company (upon approval of or prior recommendation by the Special Committee), at any time prior to obtaining the Company Stockholder Approval, in order to enter into a definitive agreement with respect to a Superior Company Proposal pursuant to the terms of Section 5.3 with respect to such Superior Company Proposal, and as a condition to the effectiveness of such termination, the Company pays, or causes to be paid, to Parent the Company Termination Fee payable pursuant to Section 7.3(a) prior to or concurrently with such termination;

(g) by Parent, at any time prior to obtaining the Parent Stockholder Approval, in order to enter into a definitive agreement with respect to a Superior Parent Proposal pursuant to the terms of Section 5.4 with respect to such Superior Parent Proposal, and as a condition to the effectiveness of such termination, Parent pays, or causes to be paid, to the Company the Parent Termination Fee payable pursuant to Section 7.3(c) prior to or concurrently with such termination;

(h) by either the Company (upon approval of or prior recommendation by the Special Committee) or Parent, if the Parent Stockholder Approval has not been obtained at the Parent Stockholders Meeting (or, if the Parent Stockholders Meeting has been adjourned or postponed, the final adjournment or postponement thereof); provided, that no Party may terminate this Agreement pursuant to this Section 7.1(h) if such party has breached (including, in the case of Parent, any such breach by Merger Sub I or Merger Sub II) any of its obligations under this Agreement in a manner that was the principal cause of the failure to obtain the Parent Stockholder Approval at the Parent Stockholders Meeting;

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(i) by the Company (upon approval of or prior recommendation by the Special Committee), at any time prior to the Parent Stockholder Approval, if the Parent Board shall have effected a Parent Change of Board Recommendation (it being understood and agreed that any written notice of the Parent’s intention to make a Parent Change of Board Recommendation prior to effecting such Parent Change of Board Recommendation in accordance with Section 5.4(d) or Section 5.4(e) in and of itself shall not result in the Company having any termination rights pursuant to this Section 7.1(i));

(j) by Parent if: (i) there has been a breach by the Company of its representations, warranties or covenants contained in this Agreement such that any condition set forth in Section 6.2(a) or 6.2(b) is not reasonably capable of being satisfied while such breach is continuing, (ii) Parent shall have delivered to the Company written notice of such breach and (iii) either such breach is not capable of cure prior to the Outside Date or at least thirty (30) days shall have elapsed since the date of delivery of such written notice to the Company and such breach shall not have been cured in all material respects; provided, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.1(j) if there has been any breach by Parent, Merger Sub I, or Merger Sub II of their representations, warranties or covenants contained in this Agreement such that any condition set forth in Section 6.3(a) or 6.3(b) is not reasonably capable of being satisfied while such breach is continuing, and such breach shall not have been cured in all material respects; or

(k) by the Company (upon approval of or prior recommendation by the Special Committee) (upon approval of or prior recommendation by the Special Committee) if: (i) there has been a breach by Parent, Merger Sub I, or Merger Sub II of any of their representations, warranties or covenants contained in this Agreement such that any condition set forth in Section 6.3(a) or 6.3(b) is not reasonably capable of being satisfied while such breach is continuing, (ii) the Company shall have delivered to Parent written notice of such breach and (iii) either such breach is not capable of cure prior to the Outside Date or at least thirty (30) days shall have elapsed since the date of delivery of such written notice to Parent and such breach shall not have been cured in all material respects; provided, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(k) if there has been any breach by the Company of its representations, warranties or covenants contained in this Agreement such that any condition set forth in Section 6.2(a) or 6.2(b) is not reasonably capable of being satisfied while such breach is continuing, and such breach shall not have been cured in all material respects.

Section 7.2 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, written notice thereof shall be given to the other Party or Parties, specifying the provisions hereof pursuant to which such termination is made, and, upon such termination notice, this Agreement shall become void and of no further force or effect without liability or obligation on the part of Parent, Merger Sub I, Merger Sub II or the Company or their respective Subsidiaries, affiliates, officers or directors; provided that (a) no such termination shall relieve the Company or Parent, as applicable, of its obligation to pay the Company Termination Fee or the Parent Termination Fee if, as and when required pursuant to Section 7.3 (which Section 7.3 shall survive any such termination); (b) subject to Section 7.3(f), no such termination shall relieve any Party for liability for such Party’s material breach of Section 5.3 or Section 5.4, for such Party’s Willful Breach or for Fraud prior to such termination, which the Parties acknowledge and agree will not be limited to reimbursement of expenses or out-of-

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pocket costs, and in the case of any damages sought by the non-breaching Party for such material breach, Willful Breach or Fraud, such damages will include the benefit of the bargain lost by the non-breaching Party, which in the case of the Company will include the Merger Consideration payable to stockholders of the Company pursuant to this Agreement, taking into consideration relevant matters, including opportunity costs and the time value of money (“Benefit of the Bargain Damages”); and (c) (i) the Confidentiality Agreement and (ii) Section 3.31, Section 4.35, Section 5.2(b), this Section 7.2, Section 7.3 and Article VIII and the definitions of all defined terms appearing in such Sections shall, in each case, survive the termination of this Agreement. For the avoidance of doubt, pursuant to Section 261 of the DGCL, (i) only the Company or Parent (and not their respective stockholders) may bring an action pursuing liability for such Benefit of the Bargain Damages, (ii) the Company or Parent may retain, without distribution to their respective stockholders, any Benefit of the Bargain Damages received, and (iii) any termination by Parent shall also be an effective termination by Merger Sub I or Merger Sub II.

Section 7.3 Termination Fee.

(a) The Parties agree that if this Agreement is terminated by Parent in accordance with Section 7.1(e) or by the Company in accordance with Section 7.1(f), then the Company shall pay (or cause to be paid) to Parent (or its designee) prior to or concurrently with such termination, in the case of a termination by the Company, or within two (2) Business Days thereafter, in the case of a termination by Parent, a termination fee equal to $11,600,000 (the “Company Termination Fee”).

(b) The Parties agree that (i) if this Agreement is terminated in accordance with Section 7.1(b), Section 7.1(d) or Section 7.1(j) and, prior to the date of such termination, a Company Acquisition Proposal is (A) made to the Company, the Company Board or any committee thereof (or in the case of termination pursuant to Section 7.1(d), made public by the Company or any other Person) and (B) not withdrawn (publicly in the case of termination pursuant to Section 7.1(d)), and (ii) within twelve (12) months after such termination (A) the Company enters into a definitive agreement with respect to any Company Acquisition Proposal or (B) any Company Acquisition Proposal is consummated, then the Company shall pay (or cause to be paid) the Company Termination Fee to Parent (or its designee), prior to or concurrently therewith. For purposes of this Section 7.3(b), the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 8.4, except that the references to “20% or more” shall be deemed to be references to “more than 50%.”

(c) The Parties agree that if this Agreement is terminated by the Company in accordance with Section 7.1(i) or by Parent in accordance with Section 7.1(g), then Parent shall pay (or cause to be paid) to the Company (or its designee) prior to or concurrently with such termination, in the case of a termination by Parent, or within two (2) Business Days thereafter, in the case of a termination by the Company, a termination fee equal to $11,600,000 (the “Parent Termination Fee”).

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(d) The Parties agree that (i) if this Agreement is terminated in accordance with Section 7.1(b), Section 7.1(h) or Section 7.1(k) and, prior to the date of such termination, a Parent Acquisition Proposal is (A) made to Parent, the Parent Board or any committee thereof (or in the case of termination pursuant to Section 7.1(h), made public by Parent or any other Person) and (B) not withdrawn (publicly in the case of termination pursuant to Section 7.1(h)), and (ii) within twelve (12) months after such termination (A) Parent enters into a definitive agreement with respect to any Parent Acquisition Proposal or (B) any Parent Acquisition Proposal is consummated, then Parent shall pay (or cause to be paid) the Parent Termination Fee to the Company (or its designee), prior to or concurrently therewith. For purposes of this Section 7.3(d), the term “Parent Acquisition Proposal” shall have the meaning assigned to such term in Section 8.4, except that the references to “20% or more” shall be deemed to be references to “more than 50%.”

(e) The Company, Parent, Merger Sub I, and Merger Sub II acknowledge that the agreements contained in this Section 7.3 are an integral part of this Agreement and that, without this Section 7.3, the Company, Parent, Merger Sub I, and Merger Sub II would not have entered into this Agreement. Accordingly, if the Company or Parent fails to promptly pay any amount due pursuant to this Section 7.3, the Company or Parent, as applicable, shall pay to the non-breaching Party all reasonable fees, costs and expenses of enforcement (including reasonable attorneys’ fees as well as reasonable expenses incurred in connection with any Proceeding initiated by such non-breaching Party), together with interest on the amount of the Company Termination Fee or the Parent Termination Fee, as applicable, at the prime lending rate as published in The Wall Street Journal, in effect on the date such payment is made.

(f) For the avoidance of doubt, (i) in no event shall Parent or the Company be required to pay the Parent Termination Fee or Company Termination Fee, as applicable, on more than one (1) occasion, (ii) while Parent, Merger Sub I, and Merger Sub II may pursue, in the alternative and at their sole discretion, both a grant of specific performance in accordance with Section 8.14 and the payment of the Company Termination Fee under Section 7.3, under no circumstances shall Parent, Merger Sub I, and Merger Sub II be permitted or entitled to receive both a grant of specific performance and the Company Termination Fee and (iii) while the Company may pursue, in the alternative and at its sole discretion, both a grant of specific performance in accordance with Section 8.14 and the payment of the Parent Termination Fee under Section 7.3, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance and the Parent Termination Fee. The payment by the Company of the Company Termination Fee pursuant to Section 7.3(a) or Section 7.3(b), shall be the sole and exclusive remedy of Parent, Merger Sub I, Merger Sub II and their respective affiliates and Representatives in the event of termination of this Agreement under circumstances requiring the payment of a Company Termination Fee pursuant to Section 7.3(a) or Section 7.3(b); provided that no such payment shall relieve the Company of any liability or damages to Parent, Merger Sub I, or Merger Sub II resulting from its material breach of Section 5.3, Willful Breach or Fraud. The payment by Parent of the Parent Termination Fee pursuant to Section 7.3(c) or Section 7.3(d), shall be the sole and exclusive remedy of the Company and its affiliates and Representatives in the event of termination of this Agreement under circumstances requiring the payment of a Parent Termination Fee pursuant to Section 7.3(c) or Section 7.3(d); provided that no such payment shall relieve Parent, Merger Sub I, or Merger Sub II of any liability or damages to the Company resulting from its material breach of Section 5.4, Willful Breach or Fraud.

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Section 7.4 Amendment. This Agreement may be amended only by execution of an instrument in writing signed by each of the Company, Parent, Merger Sub I, and Merger Sub II; provided, however, that after the Company Stockholder Approval has been obtained, there may not be, without further approval of the stockholders of the Company, any amendment of this Agreement, which by Law otherwise requires the further approval of the stockholders of the Company. Prior to the First Effective Time, no amendment or modification of this Agreement shall be made by or on behalf of the Company without first obtaining the prior written approval of the Special Committee.

Section 7.5 Waiver. At any time prior to the First Effective Time, Parent, Merger Sub I, and Merger Sub II, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (c) waive compliance by the other with any of the agreements or covenants contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right. Prior to the First Effective Time, no amendment or modification of this Agreement shall be made by or on behalf of the Company without first obtaining the prior written approval of the Special Committee.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Non-Survival of Representations and Warranties. None of the representations, warranties, covenants or other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, or any rights arising out of any breach of any of the foregoing, shall survive the First Effective Time, except that this Section 8.1 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the First Effective Time, which shall survive to the extent expressly provided for herein.

Section 8.2 Fees and Expenses. Except as otherwise expressly provided in this Agreement, all expenses incurred by the Parties shall be borne solely and entirely by the Party that has incurred the same.

Section 8.3 Notices.

(a) Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered or sent if delivered in Person, (ii) on the next Business Day if transmitted by national overnight courier or (iii) when delivered if sent by email, in each case, as follows (or to such other Persons or addressees as may be designated in writing by the Party to receive such notice):

If to Parent, Merger Sub I, or Merger Sub II, addressed to it at:

MasterCraft Boat Holdings, Inc.
100 Cherokee Cove Drive
Vonore, Tennessee 37885
Attention:	Brad Nelson; Scott Kent
Email:	**** ****

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with a copy (which shall not constitute notice) to:

King & Spalding LLP
1180 Peachtree Street NE
Atlanta, Georgia 30309
Attention:	Keith Townsend
Robert Leclerc
Zachary Davis
Email:	KTownsend@kslaw.com
RLeclerc@kslaw.com
ZDavis@kslaw.com

If to the Company, addressed to it at:

Marine Products Corporation
2801 Buford Highway NE, Suite 300
Atlanta, Georgia 30329
Attention:	Ben M. Palmer
Email:	****

with a copy (which shall not constitute notice) to:

Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street, Suite 4900
Atlanta, Georgia 30309
Attention:	Justin R. Howard
Julie A. Mediamolle Matthew S. Strumph
Email:	justin.howard@alston.com
julie.mediamolle@alston.com
matt.strumph@alston.com

(b) If the Company or any Company Subsidiaries desires to take any action prohibited by Section 5.1(a), a representative of the Company will request consent to take such action by sending an email to the representatives of Parent set forth on Section 8.3(a) of the Parent Disclosure Letter (the “Parent Section 5.1(a) Representatives”), and approval by any Parent Representative via email will be deemed “written consent of Parent” for purposes of Section 5.1(a).

(c) If Parent or any Parent Subsidiaries desires to take any action prohibited by Section 5.1(c), a representative of Parent will request consent to take such action by sending an email to the representatives of the Company set forth on Section 8.3(a) of the Company Disclosure Letter (the “Company Section 5.1(c) Representatives”), and approval by any Company Representative via email will be deemed “written consent of the Company” for purposes of Section 5.1(c).

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Section 8.4 Certain Definitions. For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions that are no less favorable in any substantive respect to the Company or Parent, as applicable, than those contained in the Confidentiality Agreement; provided, that any such confidentiality agreement need not contain any standstill or similar provision. Notwithstanding the foregoing, an “Acceptable Confidentiality Agreement” shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company or Parent, as applicable, from satisfying any of its obligations hereunder.

“affiliate” means a Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, the first-mentioned Person.

“AI Solutions” means any technology in the artificial intelligence, machine learning, deep learning, generative artificial intelligence, or other autonomous learning fields, including any and all (a) proprietary algorithms, technologies, Software or systems that make use of or employ technologies such as neural networks, natural language processing, statistical learning algorithms (including linear and logistic regression, support vector machines, random forests, or k-means clustering), or reinforcement learning, (b) proprietary embodied artificial intelligence and related hardware or equipment, (c) underlying training, validation, and test data-sets, whether raw, pre-processed or enhanced, and associated metadata and informational content derived from such data sets which identify, comment or otherwise derive information from such data sets, such as tags and labels, or (d) models whether trained or untrained, including its weights, parameters and structure or architecture.

“Anti-Corruption Laws” means, collectively, (a) the Foreign Corrupt Practices Act of 1977, (b) Laws enacted in accordance with the Organization of Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, (c) the Export Administration Regulations administered by the U.S. Department of Commerce, the International Traffic in Arms Regulations administered by the U.S. Department of State, and the various regulations administered by OFAC and (d) any other Laws prohibiting bribery and corruption of public officials.

“Boating Laws” means any and all Laws the primary purpose of which is to regulate the manufacture, design, construction, or sale of boats, powerboats or marine engines or other component parts used in boats or powerboats, including the Boat Safety Act of 1971 and such Laws promulgated or administered by the International Organization for Standardization, the United States Coast Guard, the EPA and analogous state Governmental Entities.

“Business Day” means any day other than a Saturday, Sunday or any day on which commercial banks in New York, New York are authorized or required by applicable Law to close.

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“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §§ 9601 et seq.).

“Clean Team Agreement” means that certain Clean Team Agreement, dated January 12, 2026, by and between the Company and Parent.

“Closing VWAP” means the volume weighted average per-share price (as reported by Bloomberg), rounded to the nearest cent, of Parent Common Shares on Nasdaq during the ten (10) full trading days ending on (and including) the trading day immediately preceding the Closing Date.

“Code” means the United States Internal Revenue Code of 1986.

“Collective Bargaining Agreement” means any collective bargaining agreement or other Contract with any union, works council, or other labor organization or employee representative.

“Company Acquisition Proposal” means any bona fide offer or proposal from a Third Party concerning (a) a merger, consolidation, or other business combination transaction or series of related transactions involving the Company in which any Person or group (as defined in Section 13(d) of the Exchange Act) would acquire beneficial ownership of Equity Interests representing 20% or more of the voting power of the Company, (b) a sale, lease, license, mortgage, pledge or other disposition, directly or indirectly, by merger, consolidation, business combination, share exchange, partnership, joint venture or otherwise, of assets of the Company (including Equity Interests of a Company Subsidiary) or the Company Subsidiaries representing 20% or more of the consolidated assets of the Company and the Company Subsidiaries based on their fair market value as determined in good faith by the Company Board, (c) an issuance or sale (including by way of merger, consolidation, business combination, share exchange, joint venture or otherwise) of Equity Interests representing 20% or more of the voting power of the Company or a tender offer or exchange offer in which any Person or group (as defined in Section 13(d) of the Exchange Act) would acquire beneficial ownership, or the right to acquire beneficial ownership, of Equity Interests representing 20% or more of the voting power of the Company, or (d) any combination of the foregoing (in each case, other than the Mergers).

“Company Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA) (whether written or unwritten and whether or not such plan is subject to ERISA), each bonus, incentive, commission or deferred compensation or equity or equity-based compensation plan, program, policy, agreement or arrangement, and each employment, consulting, severance, change in control, retention, termination, pension, retirement, welfare, disability benefit, health insurance, life insurance, fringe benefit, paid time off, paid leave, expense reimbursement, supplemental benefit plan, program, policy, agreement, scheme or arrangement, in each case, sponsored, maintained, contributed to or required to be contributed to by the Company or any Company Subsidiary for the benefit of any Participant, or between the Company or any Company Subsidiary, on the one hand, and any Participant, on the other hand.

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“Company Cash Award” means any bonus payable pursuant to the Company’s annual incentive program for executive officers.

“Company Common Shares” means the shares of common stock, par value $0.10 per share, of the Company.

“Company Dividend Equivalent Rights” means a contingent right to receive, with respect to each Company Common Share subject to a Company PSU Award, an amount of Company Common Shares equal in value to the dividends made by the Company with respect to such Company Common Share during the period such Company PSU Award is outstanding.

“Company Equity Awards” means each equity award granted by the Company under the Company Equity Plans, including the Company PSU Awards and the Company Restricted Stock Awards.

“Company Equity Plans” means the Company 2014 Stock Incentive Plan and the Company 2024 Stock Incentive Plan, in each case, as amended, supplemented or otherwise modified as of the date of this Agreement.

“Company Indebtedness” means outstanding indebtedness for borrowed money of the Company and the Company Subsidiaries pursuant to that certain Revolving Credit Agreement, dated as of November 12, 2021, by and among the Company, the Guarantors (as defined therein) party thereto and Truist Bank, a North Carolina banking corporation.

“Company Intellectual Property” means the Intellectual Property owned or purported to be owned by the Company or any of the Company Subsidiaries.

“Company Intervening Event” means any Effect first occurring or arising after the date hereof that is material to the Company and the Company Subsidiaries (taken as a whole) (other than any Effect resulting from a breach of this Agreement by the Company, any of its Subsidiaries or any of their respective Representatives) and was not Known by the Company or known by any member of the Company Board, or reasonably foreseeable to the Company or any member of the Company Board on or before the date hereof; provided, however, that in no event shall the following Effects constitute a Company Intervening Event: (a) the receipt, existence or terms of a Company Acquisition Proposal or any inquiry, proposal, offer, request for information or expression of interest that may reasonably be expected to lead to, or result in, a Company Acquisition Proposal (which, for the purposes of the Company Intervening Event definition, shall be read without reference to the percentage thresholds set forth in the definition thereof) or (b) changes in the market price or trading volume of Company Common Shares, Parent Common Shares or any other securities of the Company, Parent or their respective Subsidiaries, or any change in credit rating or the fact that the Company or Parent meets or exceeds (or that the Company or Parent fails to meet or exceed) internal or published estimates, projections, forecasts or predictions for any period.

“Company IT Assets” means the IT Assets owned, licensed, leased or otherwise used by the Company or any of the Company Subsidiaries.

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“Company Material Adverse Effect” means any change, condition, event, effect, occurrence, circumstance, state of facts or development (each, an “Effect”) that (x) has a material adverse effect on the business, assets, liabilities, properties, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries, taken as a whole or (y) materially impairs the ability of the Company to consummate, or prevents or materially delays, the Mergers or any of the other transactions contemplated by this Agreement; provided, that in the case of clause (x) only, no Effect to the extent resulting from or arising out of any of the following, individually or in the aggregate, shall constitute or be deemed to contribute to a “Company Material Adverse Effect,” or shall otherwise be taken into account in determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur:

(a) changes in general economic or political conditions or the securities, equity, credit or financial markets in general, or changes in or affecting domestic or foreign interest or exchange rates;

(b) any decline in the market price or trading volume of the Company Common Shares or any change in the credit rating of the Company or any of its securities (provided, that the facts and circumstances underlying any such decline or change may constitute or be deemed to contribute to a “Company Material Adverse Effect,” and may otherwise be taken into account in determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur, to the extent not otherwise excluded by the definition thereof);

(c) changes or developments in the industries in which the Company or any of the Company Subsidiaries operate;

(d) changes in Law or interpretations thereof or enforcement thereof after the date of this Agreement;

(e) the execution, delivery or performance of this Agreement or the public announcement or pendency or consummation of the Mergers or the other transactions contemplated hereby, including the impact thereof on the relationships of the Company or any of the Company Subsidiaries with employees, partnerships, customers, dealers, suppliers or Governmental Entities;

(f) compliance with the terms of, or the taking or omission of any action contemplated by, this Agreement or consented to (after disclosure to Parent of all material and relevant facts and information) or requested by Parent in writing;

(g) any act of civil unrest, civil disobedience, war, terrorism, cyberterrorism, military activity, sabotage or cybercrime, including an outbreak or escalation of hostilities involving the United States or any other Governmental Entity or the declaration by the United States or any other Governmental Entity of a national emergency or war, or any worsening or escalation of any such conditions threatened or existing on the date of this Agreement;

(h) any hurricane, tornado, flood, earthquake, natural disasters, acts of God or other comparable events;

(i) any pandemic, epidemic or disease outbreak or other comparable events;

(j) changes in GAAP or the interpretation or enforcement thereof after the date of this Agreement;

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(k) tariffs, anti-dumping actions, trade policies, trade disputes, agreements or initiatives or any “trade war,” or similar actions, or any U.S. government shutdown;

(l) any litigation relating to or resulting from this Agreement or the transactions contemplated hereby; or

(m) any failure to meet internal or published projections, forecasts, guidance or revenue or earning predictions; (provided, that the facts and circumstances underlying any such failure may constitute or be deemed to contribute to a “Company Material Adverse Effect,” and may otherwise be taken into account in determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur, to the extent not otherwise excluded by the definition thereof);

except, with respect to clauses (a), (c), (d), (g), (h), (i), (j) and (k), if the impact thereof is materially and disproportionately adverse to the Company and its Subsidiaries, taken as a whole, relative to the impact thereof on the other participants in the industry in which the Company and the Company Subsidiaries conduct business, then the (and only the) incremental material disproportionate impact may constitute or be deemed to contribute to a “Company Material Adverse Effect,” and may otherwise be taken into account in determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur to the extent not otherwise excluded by the definition thereof.

“Company Preferred Shares” means the shares of preferred stock, par value $0.10 per share, of the Company.

“Company PSU Award” means a performance share unit granted under a Company Equity Plan that is subject to performance-based vesting providing for the issuance of Company Common Shares.

“Company Restricted Stock” means a Company Common Share that is represented by and underlying a Company Restricted Stock Award and which remains unvested under the terms of the Company Restricted Stock Award.

“Company Restricted Stock Award” means an outstanding award of shares of Company Restricted Stock that vests and is deliverable based on the satisfaction of time-based vesting conditions.

“Company Shares” means the Company Common Shares and Company Preferred Shares.

“Competition Laws” means applicable supranational, national, federal, state, provincial or local Law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition in any country or jurisdiction, including the HSR Act, the Sherman Act, the Clayton Act and the Federal Trade Commission Act.

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“Confidential Information” means all information of a confidential or proprietary nature (whether or not specifically labeled or identified as “confidential”), in any form or medium, that relates to a Person. Confidential Information includes the following: internal business information (including historical and projected financial information and budgets and information relating to strategic and staffing plans and practices, business, training, marketing, promotional and sales plans and practices, cost, rate and pricing structures and accounting and business methods); identities and individual requirements of, and specific contractual arrangements with, the customers of a Person, independent contractors, joint venture partners and other business relations and their confidential information; Trade Secrets, compilations of data and analyses, techniques, systems, formulae, research, records, reports, manuals, documentation, models, data and data bases relating thereto; inventions, innovations, improvements, developments, methods, designs, analyses, drawings, reports and all similar or related information (whether or not patentable).

“Contract” or “Contracts” means any of the agreements, arrangements, contracts, leases (whether for real or personal property), powers of attorney, notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of indebtedness, letters of credit, settlement agreements, franchise agreements and license agreements, in each case to which a Person is a party or to which any of the properties or assets of such Person is subject, and that is legally binding; provided, that “Contracts” shall not include any (i) Company Benefit Plan or Parent Benefit Plan or (ii) Insurance Policy or Parent Insurance Policy.

“Control” (including the terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of capital stock or other Equity Interests, by Contract or otherwise.

“Data Privacy and Security Requirements” means, as applicable to a Person: (i) all Data Protection Laws; (ii) all data privacy and security obligations arising out of any Contract to which the Person or its Subsidiary is a party or is otherwise bound; (iii) the public-facing privacy policies of the Person or its Subsidiaries and any public statements that the Person or its Subsidiaries have made regarding their privacy policies and practices regarding or related to data privacy and data security; and (iv) any rules of any applicable self-regulatory organizations to which the Person or its Subsidiaries are bound, including, if applicable, the Payment Card Industry Data Security Standard.

“Data Protection Laws” means all applicable Laws relating to or governing the collection, compilation, storage, processing, use, disclosure, sale, retention, transfer, or destruction of Personal Information.

“DGCL” means the General Corporation Law of the state of Delaware.

“DLLCA” means the Delaware Limited Liability Company Act.

“Employment Matters” means all matters relating to the employment or engagement of labor or workers, including matters relating to discrimination or harassment in employment; terms and conditions of employment; termination of employment; wages and hours; pay transparency; meal and rest breaks; employee leave requirements; child labor; occupational safety and health; plant closings; mass layoffs; employee whistle-blowing; immigration and

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employment eligibility verification; employee privacy; employee training; employee wage statements; biometric screening of employees; use of artificial intelligence and automated decision-making regarding employees and applicants; background checks and other consumer reports regarding employees and applicants; employment practices; negligent hiring or retention; affirmative action and other employment-related obligations on federal contractors and subcontractors; prevailing wages; classification of employees, individual consultants and individual independent contractors; labor relations; collective bargaining; unemployment insurance; the collection and payment of withholding or social security taxes and any similar tax; and workers’ compensation.

“Environmental Laws” means any and all Laws which (a) regulate or relate to the protection or clean-up of the environment; the use, treatment, storage, transportation, handling, disposal or Release of Hazardous Substances; the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources as it relates to Hazardous Substances; or (b) impose liability or responsibility with respect to any of the foregoing, including CERCLA, RCRA, the Federal Water Pollution Control Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), or any other Law of similar effect.

“Environmental Permits” means any permit, certificate, registration, notice, approval, identification number, license or other authorization required under any applicable Environmental Law.

“EPA” means the Environmental Protection Agency.

“Equity Interest” means any share, capital stock, partnership, limited liability company, member or similar equity interest in any Person, and any option, share of restricted stock, restricted stock unit, stock appreciation right, phantom stock, performance share or unit, warrant, right or other security (including debt securities) convertible, exchangeable or exercisable into or for any such share, capital stock, partnership, limited liability company, member or similar equity interest in such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Final Determination” means the earliest to occur of (a) the date on which an Order has been issued by any court of competent jurisdiction, which Order has become final and any allowable appeals requested by the parties to the action have been exhausted, and (b) the date on which the relevant Tax authority has entered into a binding agreement with respect to such issue or on which the Tax authority has reached a final administrative or judicial determination with respect to such issue which, whether by Law or agreement, is, or becomes, not subject to appeal.

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“Fraud” of a Party means a knowing, intentional and willful misrepresentation by such Party of a representation or warranty set forth in Article III (as qualified by the Company Disclosure Letter) or Article IV (as qualified by the Parent Disclosure Letter) that constitutes actual fraud under Delaware law (and not equitable fraud, constructive fraud or negligent misrepresentation).

“GAAP” means generally accepted accounting principles, as applied in the United States.

“Governmental Entity” means any supranational, national, federal, state, county, municipal, local or foreign government or other political subdivision thereof, any court, any public or private arbitrator or arbitral body, any entity or instrumentality exercising executive, legislative, judicial, regulatory, taxing, administrative, prosecutorial or arbitral functions of or pertaining to government, or any other governmental or quasi-governmental authority of any nature or any political or other subdivision or part of any of the foregoing or any self-regulatory organization, in each case of competent jurisdiction and with authority to act with respect to the matter in question.

“Governmental List” means any list of any Governmental Entity of denied or restricted parties, including OFAC’s Specially Designated Nationals and Blocked Persons List and Foreign Sanctions Evaders List; the U.S. Department of State’s Debarred List and list of parties subject to nonproliferation sanctions; the U.S. Commerce Department’s Entity List, Denied Persons List, and Unverified List; the EU Consolidated Financial Sanctions List; the relevant Annexes of Council Regulation (EU) No 833/2014 and Council Regulation (EU) No 765/2006; the UK Sanctions List; and the United Nations Security Council Consolidated List.

“Governmental Official” means any official or Representative of any Governmental Entity (or agency, instrumentality, or entity owned or Controlled by any Governmental Entity) or public international organization, any political party or employee thereof or any candidate for political office.

“Hazardous Substances” means any pollutant, contaminant, chemical, compound, toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable substance, material, or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including any quantity of asbestos in any form, urea formaldehyde, polychlorinated biphenyls (PCBs), radon gas, per- and polyfluoroalkyl substances (PFAS), radioactive materials or wastes, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means any and all intellectual property rights and similar proprietary rights, whether registered or unregistered, arising from or in respect of the following, under the Laws of the United States or any foreign jurisdiction: (a) patents, patent applications, patentable inventions and other patent rights (including any divisions, continuations, continuations-in-part, reissues, reexaminations and interferences thereof), (b) trademarks, service

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marks, and trademark rights in trade dress, logos, slogans, brand names, trade names, taglines, social media identifiers and related accounts, Internet domain names, corporate names and other indicia of origin, and all applications and registrations in connection therewith and all goodwill related thereto, (c) copyrights and corresponding rights in works of authorship (including Software), mask works and designs, and all applications and registrations in connection therewith, (d) “trade secret” as defined under the Uniform Trade Secret Act as well as all confidential business information which a Person derives value from maintaining in confidence, in each case, whether or not reduced to written form, including know-how, inventions, drawings, designs, manufacturing and production processes and techniques, procedures, databases, customer and supplier lists, and corresponding rights in confidential and proprietary information (collectively, “Trade Secrets”), (e) any tangible or intangible embodiments of any of the foregoing, (f) all rights to bring actions and enforce all of the foregoing for any and all past, current and future infringement or violation of any of the foregoing, (g) all income, royalties, damages and payments due or payable at the Closing or thereafter, and (h) any and all other intellectual property and proprietary rights and similar, corresponding or equivalent rights to any of the foregoing, registered and unregistered, existing under common or statutory Laws of any country in the world or under any treaty.

“International Trade Laws and Regulations” means any domestic Law, Order, license, directive, award or other decision or requirement, including any amendments, having the force or effect of law, of any applicable Governmental Entity, concerning the importation, exportation, reexportation or transfer of items (including goods, software, technical data, or technology) and/or services, forced labor, and the terms and conduct of transactions and making or receiving of payment related to such importation, exportation, reexportation or transfer, including, as applicable, the Tariff Act of 1930, and other Laws and programs administered or enforced by the U.S. Department of Commerce, U.S. Department of State, U.S. Department of the Treasury, U.S. International Trade Commission, U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement and their predecessor agencies; the Export Controls Reform Act of 2018; the Export Administration Regulations, including related restrictions with regard to transactions involving persons and entities on the U.S. Department of Commerce Denied Persons List or Entity List; the Arms Export Control Act; the International Traffic in Arms Regulations, including related restrictions with regard to transactions involving persons and entities on the Debarred List; the International Emergency Economic Powers Act; the Trading With the Enemy Act; the Foreign Narcotics Kingpin Designation Act; the embargoes and economic sanctions administered by OFAC; orders of the President regarding embargoes and economic sanctions on transactions with designated countries, territories, and Persons, including individuals and entities designated on Governmental Lists; the antiboycott regulations administered by the U.S. Department of Commerce; the antiboycott regulations administered by the U.S. Department of the Treasury; and other Laws adopted by the governments or agencies of other countries relating to the same subject matter as the U.S. Law described above.

“IP Agreement” means any Contract pursuant to which the Company, a Company Subsidiary, Parent, or a Parent Subsidiary (i) has received a license or other rights under or with respect to any material Intellectual Property owned by any other Person, or (ii) has granted to any other Person a license or other rights under or with respect to any material Company Intellectual Property or material Parent Intellectual Property.

“IRS” means the United States Internal Revenue Service.

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“IT Assets” means, with respect to any Person, the computers, software, databases, hardware, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment (including communications equipment, terminals and hook-ups that interface with third party software or systems) owned, licensed, leased or otherwise used by such Person or any of such Person’s Subsidiaries. For purposes of this Agreement, IT Assets include any of the foregoing that is operated for the benefit of and at the instruction of the Person by any vendor, supplier, service provider, or contractor.

“Knowledge” or “Known” means (a) when used with respect to the Company and the Company Subsidiaries, the actual knowledge of the named executive officers of the Company, assuming reasonable inquiry of direct reports and (b) when used with respect to Parent, Merger Sub I or Merger Sub II, the actual knowledge of the named executive officers of Parent, assuming reasonable inquiry of direct reports.

“Law” means any international, national, provincial, state, municipal, local and common laws, treaties, statutes, acts, ordinances, codes, rules, regulations or Orders of any Governmental Entity.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, title or survey defect, encumbrance, restriction, charge, option or other third party right, right of first refusal or first offer, easement, security interest, deed of trust, right-of-way, encroachment, occupancy right, preemptive right, community property interest or other restriction of any nature, including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction or defect on the possession, exercise or transfer of any other attribute of ownership of any asset.

“LOR” means LOR, Inc. a Georgia corporation.

“Nasdaq” means The Nasdaq Stock Market LLC.

“NYSE” means the New York Stock Exchange LLC.

“OFAC” means the Office of Foreign Assets Control.

“Open Source Software” means, any Software or other materials that are licensed, distributed or conveyed: (a) as “open source software,” “free software,” “copyleft” or under a similar licensing or distribution model (including under any Contract that is, or is substantially similar to, a license that meets the Open Source Definition (www.opensource.org/osd.html) or Free Software Definition (www.gnu.org/philosophy/free-sw.html)), or (b) under a Contract that obligates the recipient, user or distributor of the Software or other materials: (i) to disclose, distribute or provide Software source code or other materials; (ii) to permit another Person to access, modify, make derivative works of, or reverse-engineer such Software or other content; or (iii) to grant to others any Intellectual Property rights or other rights or imposes a non-assertion obligation on such Person with respect to any recipient, users or distributors of the Software or other materials.

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“Order” means any judgment, order, decision, writ, injunction, decree, legal or arbitration award, ruling, SEC requirement or settlement or consent agreement, in each case, by or with a Governmental Entity.

“Parent Acquisition Proposal” means any bona fide offer or proposal from a Third Party concerning (a) a merger, consolidation, or other business combination transaction or series of related transactions involving Parent in which any Person or group (as defined in Section 13(d) of the Exchange Act) would acquire beneficial ownership of Equity Interests representing 20% or more of the voting power of Parent, (b) a sale, lease, license, mortgage, pledge or other disposition, directly or indirectly, by merger, consolidation, business combination, share exchange, partnership, joint venture or otherwise, of assets of Parent (including Equity Interests of a Parent Subsidiary) or the Parent Subsidiaries representing 20% or more of the consolidated assets of Parent and the Parent Subsidiaries based on their fair market value as determined in good faith by the Parent Board, (c) an issuance or sale (including by way of merger, consolidation, business combination, share exchange, joint venture or otherwise) of Equity Interests representing 20% or more of the voting power of Parent or a tender offer or exchange offer in which any Person or group (as defined in Section 13(d) of the Exchange Act) would acquire beneficial ownership, or the right to acquire beneficial ownership, of Equity Interests representing 20% or more of the voting power of Parent, or (d) any combination of the foregoing (in each case, other than the Mergers).

“Parent Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA) (whether written or unwritten and whether or not such plan is subject to ERISA), each bonus, incentive, commission or deferred compensation or equity or equity-based compensation plan, program, policy, agreement or arrangement, and each employment, consulting, severance, change in control, retention, termination, pension, retirement, welfare, disability benefit, health insurance, life insurance, fringe benefit, paid time off, paid leave, expense reimbursement, supplemental benefit plan, program, policy, agreement, scheme or arrangement, in each case, sponsored, maintained, contributed to or required to be contributed to by the Parent or any Parent Subsidiary for the benefit of any Parent Participant, or between the Parent or any Parent Subsidiary, on the one hand, and any Parent Participant, on the other hand.

“Parent Common Shares” means the shares of common stock, par value $0.01 per share, of Parent.

“Parent Disclosure Letter” means the letter that has been prepared by Parent in connection with this Agreement and delivered by Parent to the Company on the date of this Agreement.

“Parent Equity Awards” means each equity award granted by Parent under the Parent Equity Plans, including the Parent RSU Awards, Parent PSU Awards and the Parent Restricted Stock Awards.

“Parent Equity Plans” means the Second Amended and Restated Parent 2015 Incentive Award Plan and any other equity incentive plan adopted by the Parent, in each case as amended, supplemented or modified as of the date of this Agreement.

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“Parent Intellectual Property” means the Intellectual Property owned or purported to be owned by Parent or any of the Parent Subsidiaries.

“Parent Intervening Event” means any Effect first occurring or arising after the date hereof that is material to the Parent and the Parent Subsidiaries (taken as a whole) (other than any Effect resulting from a breach of this Agreement by Parent, any of its Subsidiaries or any of their respective Representatives) and was not Known by Parent or any member of the Parent Board or reasonably foreseeable to Parent or any member of the Parent Board on or before the date hereof; provided, however, that in no event shall the following changes, effects, developments, events, circumstances or occurrences constitute a Parent Intervening Event: (a) the receipt, existence or terms of a Parent Acquisition Proposal or any inquiry, proposal, offer, request for information or expression of interest that may reasonably be expected to lead to, or result in, a Parent Acquisition Proposal (which, for the purposes of the Parent Intervening Event definition, shall be read without reference to the percentage thresholds set forth in the definition thereof) or (b) changes in the market price or trading volume of Company Common Shares, Parent Common Shares or any other securities of the Company, Parent or their respective Subsidiaries, or any change in credit rating or the fact that the Company or Parent meets or exceeds (or that the Company or Parent fails to meet or exceed) internal or published estimates, projections, forecasts or predictions for any period.

“Parent IT Assets” means the IT Assets owned, licensed, leased or otherwise used by Parent or any of the Parent Subsidiaries.

“Parent Material Adverse Effect” means any Effect that (x) has a material adverse effect on the business, assets, liabilities, properties, condition (financial or otherwise) or results of operations of Parent and the Parent Subsidiaries, taken as a whole, or (y) materially impairs the ability of Parent, Merger Sub I and Merger Sub II to consummate, or prevents or materially delays, the Mergers or any of the other transactions contemplated by this Agreement; provided, that in the case of clause (x) only, no Effect to the extent resulting from or arising out of any of the following, individually or in the aggregate, shall constitute or be deemed to contribute to a “Parent Material Adverse Effect,” or shall otherwise be taken into account in determining whether a “Parent Material Adverse Effect” has occurred or would reasonably be expected to occur:

(a) changes in general economic or political conditions or the securities, equity, credit or financial markets in general, or changes in or affecting domestic or foreign interest or exchange rates;

(b) any decline in the market price or trading volume of the Parent Common Shares or any change in the credit rating of Parent or any of its securities (provided, that the facts and circumstances underlying any such decline or change may constitute or be deemed to contribute to a “Parent Material Adverse Effect,” and may otherwise be taken into account in determining whether a “Parent Material Adverse Effect” has occurred or would reasonably be expected to occur, to the extent not otherwise excluded by the definition thereof);

(c) changes or developments in the industries in which Parent or any of the Parent Subsidiaries operate;

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(d) changes in Law or interpretations thereof or enforcement thereof after the date of this Agreement;

(e) the execution, delivery or performance of this Agreement or the public announcement or pendency or consummation of the Mergers or the other transactions contemplated hereby, including the impact thereof on the relationships of Parent or any of the Parent Subsidiaries with employees, partnerships, customers, dealers, suppliers or Governmental Entities;

(f) compliance with the terms of, or the taking or omission of any action contemplated by, this Agreement or consented to (after disclosure to the Company of all material and relevant facts and information) or requested by the Company in writing;

(g) any act of civil unrest, civil disobedience, war, terrorism, cyberterrorism, military activity, sabotage or cybercrime, including an outbreak or escalation of hostilities involving the United States or any other Governmental Entity or the declaration by the United States or any other Governmental Entity of a national emergency or war, or any worsening or escalation of any such conditions threatened or existing on the date of this Agreement;

(h) any hurricane, tornado, flood, earthquake, natural disasters, acts of God or other comparable events,

(i) any pandemic, epidemic or disease outbreak or other comparable events;

(j) changes in GAAP or the interpretation or enforcement thereof after the date of this Agreement;

(k) tariffs, anti-dumping actions, trade policies, trade disputes, agreements or initiatives or any “trade war,” or similar actions, or any U.S. government shutdown;

(l) any litigation relating to or resulting from this Agreement or the transactions contemplated hereby; or

(m) any failure to meet internal or published projections, forecasts, guidance or revenue or earning predictions; (provided, that the facts and circumstances underlying any such failure may constitute or be deemed to contribute to a “Parent Material Adverse Effect,” and may otherwise be taken into account in determining whether a “Parent Material Adverse Effect” has occurred or would reasonably be expected to occur to the extent not otherwise excluded by the definition thereof);

except, with respect to clauses (a), (c), (d), (g), (h), (i), (j) and (k), if the impact thereof is materially and disproportionately adverse to Parent and its Subsidiaries, taken as a whole, relative to the impact thereof on the other participants in the industry in which Parent and the Parent Subsidiaries conduct business, then the (and only the) incremental material disproportionate impact may constitute or be deemed to contribute to a “Parent Material Adverse Effect,” and may otherwise be taken into account in determining whether a “Parent Material Adverse Effect” has occurred or would reasonably be expected to occur to the extent not otherwise excluded by the definition thereof.

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“Parent Participant” means each current or former individual independent contractor, director, officer or employee of the Parent or any of the Parent Subsidiaries.

“Parent Preferred Shares” means the shares of preferred stock, par value $0.01 per share, of Parent.

“Parent PSU Award” means a performance stock unit granted under a Parent Equity Plans that is subject to performance-based vesting providing for the issuance of Parent Common Shares.

“Parent Restricted Stock” means a Parent Common Share that is represented by and underlying a Parent Restricted Stock Award.

“Parent Restricted Stock Award” means an outstanding award of shares of Parent Restricted Stock that vests and is deliverable based on the satisfaction of time-based vesting conditions.

“Parent RSU Award” means a restricted stock unit granted under a Parent Equity Plan that is subject to time-based vesting providing for the issuance of Parent Common Shares.

“Parent Shares” means the Parent Common Shares and the Parent Preferred Shares.

“Parent Software” means proprietary computer software that is material Parent Intellectual Property.

“Participant” means each current or former individual independent contractor, director, officer or employee of the Company or any of the Company Subsidiaries.

“Party” or “Parties” means Parent, Merger Sub I, Merger Sub II and the Company.

“Permitted Liens” means, with respect a Person, (a) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate Proceedings and for which appropriate reserves have been established on or reflected in the consolidated financial statements of such Person in accordance with GAAP, (b) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or encumbrances, in each case, arising by operation of Law in the ordinary course of business for amounts not yet due and payable or that are being contested in good faith by appropriate Proceedings and for which appropriate reserves have been established on the consolidated financial statements of such Person in accordance with GAAP, (c) Liens arising from transfer restrictions under securities Laws, (d) with respect to any Company Owned Real Property or Company Leased Real Property, or Parent Owned Real Property or Parent Leased Real Property, as applicable, (i) all easements, encroachments, restrictions, rights-of-way and any other non-monetary title defects, whether or not of record, and (ii) zoning, building, land use, environmental Laws, that, in the case of clauses (i) and (ii), would not reasonably be expected to, individually or in the aggregate, materially interfere with the ordinary conduct of the business of such Person and such Person’s Subsidiaries as currently conducted or materially detract from the development, use, occupancy, value or marketability of the affected property, (e) with respect to any Company Leased Real Property or Parent Leased Real Property, as applicable, the terms and provisions of the Company Real Property

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Leases or Parent Real Property Leases, as appropriate, and all Liens affecting the title of the landlords thereunder and the holders of the fee simple title thereof, (f) non-exclusive licenses of Intellectual Property, (g) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or pension programs, in each case, mandated under applicable Laws or other social security programs, (h) Liens disclosed on the Company Financial Statements or the Parent Financial Statements, as applicable, or securing liabilities reflected on the Company Financial Statements or the Parent Financial Statements, as applicable, (i) purchase money Liens or Liens arising under leases of personal property or equipment in favor of the lessor thereof securing rental payments, or (j) Liens incurred in the ordinary course of such Person’s business that are not incurred in connection with indebtedness for borrowed money, and that do not, individually or in the aggregate, materially impair the value of the subject asset for the purposes for which it is used in connection with such Person’s business or materially interfere with ownership or use of the subject asset in such Person’s business as currently conducted.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Personal Information” means any information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular consumer or household. For the avoidance of doubt, “Personal Information” includes all information that would constitute “personal data,” “personal information” or similar defined terms under applicable Data Protection Laws.

“Proceedings” means all actions, suits, claims (or counterclaims), hearings, arbitrations, investigations, inquiries, litigations, mediations, grievances, audits, examinations or other legal proceedings, in each case, by or before any Governmental Entity.

“RCRA” means the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, 42 U.S.C. §§ 6901 et seq.

“Release” means any actual spilling, leaking, pumping, pouring, emitting, emptying, discharging, depositing, injecting, escaping, leaching, dumping, abandoning, disposing or allowing to escape or migrate into or through the environment (including, without limitation, ambient or indoor air, surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).

“Representatives” means, as to any Person, such Person’s directors, managers, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents and other representatives.

“RPC 401(k) Plan” means the RPC, Inc. 401(k) Plan.

“Sanctioned Jurisdiction” means any country or territory that is the target of comprehensive sanctions (at present, Cuba, Iran, North Korea, the Crimea and so-called Donetsk People’s Republic and Luhansk People’s Republic regions in Ukraine, and the areas of the Kherson oblast of Ukraine and the Zaporizhzhia oblast of Ukraine that are occupied by the Russian Federation).

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“Sanctioned Persons” means (a) Persons with names listed on a Governmental List, (b) a Person owned or Controlled by the government of a Sanctioned Jurisdiction, (c) a Person located, organized or ordinarily resident in a Sanctioned Jurisdiction or (d) a Person 50% or more, directly or indirectly, owned by one or more Persons referenced in clause (a), (b) or (c) (to the extent applicable).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Securities Act” means the Securities Act of 1933.

“Software” means computer software (including applets and mobile apps) in any form or medium, including source code, object code and executable code, together with all related user manuals and guides, programmer documentation and developer notes and annotations, diagrams, graphs, charts and flow charts, and other documentation.

“Specified Stockholders” means Gary W. Rollins, R. Randall Rollins Voting Trust U/A dated August 25, 1994, LOR, RCTLOR, LLC, Rollins Holding Company, Inc., WNEG Investments, L.P., RFT Investment Company, LLC, Amy R. Kreisler, The Gary W. Rollins Revocable Trust, Pamela R. Rollins, Timothy C. Rollins, RFA Management Company, LLC, and The Margaret H. Rollins 2014 Trust.

“Subsidiary” of Parent, the Company or any other Person means any corporation, limited liability company, partnership, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be, owns, directly or indirectly, a majority of the capital stock or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, limited liability company, partnership, joint venture or other legal entity, or otherwise owns, directly or indirectly, such capital stock or other Equity Interests that would confer Control of any such corporation, limited liability company, partnership, joint venture or other legal entity (which shall include the Control conferred by serving as managing member, general partner or similar such position with respect to any such entity), or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act; provided, however, that in no event shall any unconsolidated joint venture of the Company be deemed a Subsidiary of the Company for purposes of this Agreement.

“Superior Company Proposal” means a bona fide written Company Acquisition Proposal (except the references therein to “20% or more” shall be replaced by “more than 50%”), made by a Third Party which, in the good faith judgment of the Company Board (upon the recommendation of the Special Committee) or the Special Committee (after consultation with its outside legal counsel and, in the case of the Company Board only, the Company’s financial advisor), taking into account such factors as the Company Board or the Special Committee considers in good faith to be appropriate (including the conditionality, financing aspects, timing and likelihood of consummation of, and the Person or group making, such proposals), (a) is reasonably likely to be consummated in accordance with its terms and (b) if consummated, would be more favorable from a financial point of view to the Company’s stockholders (in their capacity as such) than the Mergers.

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“Superior Parent Proposal” means a bona fide written Parent Acquisition Proposal (except the references therein to “20% or more” shall be replaced by “more than 50%”), made by a Third Party which, in the good faith judgment of the Parent Board (after consultation with its outside legal counsel and financial advisor), taking into account such factors as the Parent Board considers in good faith to be appropriate (including the conditionality, financing aspects, timing and likelihood of consummation of, and the Person or group making, such proposals), (a) is reasonably likely to be consummated in accordance with its terms and (b) if consummated, would be more favorable from a financial point of view to Parent’s stockholders (in their capacity as such) than the Mergers.

“Tax Return” means any report, return (including information return), claim for refund, election, estimated tax filing, declaration, statement or other document required to be filed or actually filed with a Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Taxes” means (a) any and all taxes, fees, levies, duties, tariffs, imposts and other similar charges, in each case, in the nature of a tax, imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, property, sales, use, escheat, net worth, capital stock, alternative or add-on minimum, environmental, use, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, and gains tax, and (b) any interest, penalty, fine or addition to any of the foregoing.

“Third Party” means any Person other than the Company, Parent, Merger Sub I, and Merger Sub II and their respective affiliates.

“Transaction Documents” means this Agreement, the Voting Agreement, the Registration Rights Agreement, and the Stockholders Agreement.

“Unaffiliated Stockholders” means the stockholders of the Company other than the Specified Stockholders.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 and any similar state or local Law.

“Willful Breach” means any breach of this Agreement that is the consequence of an action or omission by any Party if such Party knew or should have known that the taking of such action or the failure to take such action would be a breach of this Agreement.

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Section 8.5 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Section
Agreement	Preamble
Base Amount	Section 5.9(c)
Benefit of the Bargain Damages	Section 7.2
Book-Entry Shares	Section 2.2(b)(ii)
Cancelled Shares	Section 2.1(a)(iii)
Capitalization Time	Section 3.2(a)
Cash Consideration	Section 2.1(a)(i)
Certificates	Section 2.2(b)(i)
Clearance Date	Section 5.6(b)
Closing	Section 1.3
Closing Date	Section 1.3
Company	Preamble
Company 203 Assumptions	Section 3.3
Company Board	Recitals
Company Board Recommendation	Recitals
Company Bylaws	Section 3.1(b)
Company Change of Board Recommendation	Section 5.3(a)
Company Charter	Section 3.1(b)
Company Converted Restricted Stock	Section 2.4(b)
Company Designee	Section 1.4(a)
Company Disclosure Letter	Article III
Company Employees	Section 5.8(a)
Company Financial Statements	Section 3.7(b)
Company Leased Real Property	Section 3.18(b)
Company Material Contract	Section 3.13(a)
Company Notice Period	Section 5.3(f)
Company Owned Real Property	Section 3.18(a)
Company Permits	Section 3.6(a)
Company Property	Section 3.18(b)
Company Real Property Lease	Section 3.18(b)
Company Related Party Contracts	Section 3.25
Company SEC Documents	Section 3.7(a)
Company Section 5.1(c) Representatives	Section 8.3(c)
Company Stockholder Approval	Section 3.3
Company Stockholders Meeting	Section 3.5
Company Subsidiary	Section 3.1(a)
Company Termination Fee	Section 7.3(a)
Company Top Dealer	Section 3.26(a)
Company Top Supplier	Section 3.26(a)
Confidentiality Agreement	Section 5.2(b)
D&O Insurance	Section 5.9(c)
Dissenting Shares	Section 2.3
Effect	Section 8.4
Enforceability Exceptions	Section 3.3
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(a)
First Effective Time	Section 1.3
Form S-4	Section 3.5

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Term	Section
Fractional Share Consideration	Section 2.1(a)(i)
Indemnified Parties	Section 5.9(a)
Insurance Policies	Section 3.19
Intended Tax Treatment	Section 5.10(a)
Joint Proxy Statement/Prospectus	Section 3.5
Letter of Transmittal	Section 2.2(b)(i)
Merger I	Recitals
Merger I Certificate of Merger	Section 1.3
Merger I Surviving Corporation	Section 1.1(a)
Merger I Surviving Corporation Common Stock	Section 2.1(a)(ii)
Merger II	Recitals
Merger II Certificate of Merger	Section 1.3
Merger II Surviving Company	Section 1.2(a)
Merger Consideration	Section 2.1(a)(i)
Merger Sub I	Preamble
Merger Sub II	Preamble
Mergers	Recitals
New Plan	Section 5.8(b)
Other Company Plan	Section 5.8(e)
Outside Date	Section 7.1(b)
Parent	Preamble
Parent 203 Assumptions	Section 4.3(a)
Parent Board	Recitals
Parent Board Recommendation	Recitals
Parent Bylaws	Section 4.1(b)
Parent Change of Board Recommendation	Section 5.4(a)
Parent Charter	Section 4.1(b)
Parent Common Share Issuance	Recitals
Parent Fairness Opinion	Section 4.34
Parent Financial Statements	Section 4.8(b)
Parent Insurance Policies	Section 4.20
Parent Leased Real Property	Section 4.19(b)
Parent Notice Period	Section 5.4(f)
Parent Owned Real Property	Section 4.19(a)
Parent Permits	Section 4.7(a)
Parent Property	Section 4.19(b)
Parent Real Property Lease	Section 4.19(b)
Parent Related Party Contracts	Section 4.28
Parent SEC Documents	Section 4.8(a)
Parent Section 5.1(a) Representatives	Section 8.3(b)
Parent Software	Section 4.17(h)
Parent Stockholder Approval	Section 4.3(a)
Parent Stockholders Meeting	Section 4.21
Parent Subsidiary	Section 4.1(a)

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Term	Section
Parent Termination Fee	Section 7.3(c)
Parent Top Dealer	Section 4.30(a)
Parent Top Supplier	Section 4.30(a)
Payoff Amount	Section 5.15
Payoff Letter	Section 5.15
Plan Termination Date	Section 5.8(d)
Potential Transaction	Recitals
Providing Party	Section 5.2(a)
Registration Rights Agreement	Recitals
Replacement Designee	Section 1.4(a)
Restraint	Section 6.1(c)
Rev. Proc. 2018-12	Section 5.10(d)
SEC	Section 3.7(a)
Second Effective Time	Section 1.3
Section 16	Section 5.12
Special Committee	Recitals
Special Committee Recommendation	Recitals
Stockholders Agreement	Recitals
Stock Consideration	Section 2.1(a)(i)
Trade Secrets	Section 8.4
Truist Securities	Section 3.20
Voting Agreement	Recitals
Wells Fargo Securities	Section 4.22

Section 8.6 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any such term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner that will achieve, to the maximum extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 8.8 Entire Agreement. This Agreement (together with the Exhibits hereto), the Voting Agreement, the Registration Rights Agreement, the Stockholders Agreement, the Confidentiality Agreement and the Clean Team Agreement constitute the entire agreement of the Parties and supersede all prior agreements (except the Confidentiality Agreement and Clean Team Agreement) and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof. Pursuant to Section 268(b) of the DGCL, the Company Disclosure Letter, the Parent Disclosure Letter and similar documents or instruments to be delivered in connection with this Agreement that modify, supplement, qualify, or make exceptions to representations, warranties, covenants or conditions contained in this Agreement shall not be deemed part of this Agreement for purposes of any provision of the DGCL but shall have the effects provided in this Agreement.

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Section 8.9 Assignment. This Agreement shall not be assigned by any Party by operation of Law or otherwise without the prior written consent of the other Parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Any purported assignment in violation of this Agreement will be void ab initio.

Section 8.10 No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each Party and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than (a) from and after the First Effective Time, the right of the holders of Company Shares to receive the Merger Consideration and any Fractional Share Consideration, and the right of the holders of Company Equity Awards to receive the consideration therefor, in accordance with the terms of this Agreement, and (b) any Persons, including the Indemnified Parties, entitled to indemnification, advancement of expenses, exculpation or insurance benefits under the provisions of Section 5.9 following the First Effective Time, with respect to such provisions. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties.

Section 8.11 Mutual Drafting; Interpretation. Each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement. The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular Section or Article in which such words appear. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the terms “neither,” “nor,” “any,” “either” and “or” shall not be deemed to be exclusive. The word “shall” shall be construed to have the same meaning and effect of the word “will.” The phrase “to the extent” shall mean the degree to which, and such phrase shall not mean simply “if.” If the last day of a period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement is not a Business Day, the period shall end on the immediately following Business Day. Except as otherwise indicated, “made available” “provided,” or terms of similar import mean (i) made available to Parent and its Representatives in the electronic data room maintained by the Company for purposes of the transactions contemplated

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by this Agreement or made available to the Company and its Representatives in the electronic data room maintained by Parent for purposes of the transactions contemplated by this Agreement, as applicable, or (ii) as publicly filed or furnished by the Company or Parent with the SEC, in each case, prior to the date hereof. All references to “ordinary course” or “ordinary course of business” with respect to any Person shall mean action taken, or omitted to be taken, by such Person in the ordinary course of such Person’s business consistent with the past practices of such Person. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute or Law shall be deemed to refer to such statute or Law as amended from time to time and to any rules or regulations promulgated thereunder. References to any Contract, including this Agreement and the other Transaction Documents, are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

Section 8.12 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement and all claims and causes of action arising in connection herewith shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Each of the Parties irrevocably agrees that any Proceeding with respect to this Agreement and the rights and obligations arising in connection herewith or any claim or cause of action arising in connection with this Agreement or the negotiation hereof, brought by any Party hereto or its successors or assigns, will be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery does not have subject matter jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the Parties hereby irrevocably submits with regard to any such Proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to or arising from this Agreement or any of the transactions contemplated hereby or the negotiation hereof in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any Proceeding with respect to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.12, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the Proceeding in such court is brought in an inconvenient forum, (B) the venue of such Proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Notwithstanding the foregoing, each of the Parties agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 8.3 and agrees that service made in such manner shall have the same legal force and effect as if served upon such party personally within the State of Delaware. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by applicable Law.

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(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 8.12(c).

Section 8.13 Counterparts. This Agreement may be signed in any number of counterparts, including by facsimile or other electronic transmission, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when the Company, on the one hand, and Parent, Merger Sub I and Merger Sub II, on the other hand, shall have received a counterpart hereof signed by the other Party hereto. Until and unless the Company, on the one hand, and Parent, Merger Sub I and Merger Sub II, on the other hand, shall have received a counterpart hereof signed by the other Party hereto, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 8.14 Specific Performance. The Parties agree that if the Company, Parent, Merger Sub I or Merger Sub II were to breach any of their respective obligations under this Agreement, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and accordingly, (a) the Parties shall be entitled to an injunction or injunctions to prevent or remedy breaches of this Agreement and to specific performance of the terms hereof, including the right of a Party to cause each other Party to consummate the Mergers and the other transactions contemplated by this Agreement on the terms and subject to the conditions of this Agreement, in each case in the Delaware Court of Chancery or, if such court shall not have subject matter jurisdiction, in any federal court located in the State of Delaware or any Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity, (b) the Parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and (c) the Parties will waive, in any action for specific performance, the defense of adequacy of a remedy at law.

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Subject to Section 7.3(f), either Party’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such Party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by a Party in the case of a material breach of Section 5.3 or Section 5.4, Willful Breach or Fraud.

[Signature page follows]

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IN WITNESS WHEREOF, Parent, Merger Sub I, Merger Sub II and the Company have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

PARENT

MASTERCRAFT BOAT HOLDINGS, INC.

By:	/s/ Bradley M. Nelson
Name:	Bradley M. Nelson
Title:	Chief Executive officer

MERGER SUB I

TITAN MERGER SUB 1, INC.

By:	/s/ Bradley M. Nelson
Name:	Bradley M. Nelson
Title:	Chief Executive officer

MERGER SUB II

TITAN MERGER SUB 2, LLC

By:	/s/ Bradley M. Nelson
Name:	Bradley M. Nelson
Title:	Chief Executive officer

COMPANY

MARINE PRODUCTS CORPORATION

By:	/s/ Ben M. Palmer
Name:	Ben M. Palmer
Title:	President and Chief Executive officer

Exhibit 10.1

Execution Version

VOTING AGREEMENT

THIS VOTING AGREEMENT, dated as of February 5, 2026 (this “Agreement”), is entered into by and among MasterCraft Boat Holdings, Inc., a Delaware corporation (“Parent”), Marine Products Corporation, a Delaware corporation (the “Company”) and each Person identified on Exhibit A (each a “Stockholder” and, collectively, the “Stockholders”).

RECITALS:

WHEREAS, concurrently with the execution of this Agreement, Parent, Titan Merger Sub 1, Inc., a Delaware corporation and a wholly owned, direct Subsidiary of Parent (“Merger Sub I”); Titan Merger Sub 2, LLC, a Delaware limited liability company and a wholly owned, direct Subsidiary of Parent (“Merger Sub II”); and the Company have entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, first, Merger Sub I will merge with and into the Company, with the Company continuing as the surviving corporation of such merger (“Merger I”), and then second, immediately after the consummation of Merger I, the Company will merge with and into Merger Sub II, with Merger Sub II continuing as the surviving company of such merger (“Merger II” and together with Merger I, collectively the “Mergers”);

WHEREAS, as of the date hereof, each Stockholder either directly or through one of its affiliates is the record and beneficial owner of, and has the right to vote and dispose of, the number of Company Common Shares set forth opposite such Stockholder’s name on Exhibit A (the “Existing Shares”); and

WHEREAS, as a material inducement to Parent to enter into the Merger Agreement, Parent has requested each Stockholder to agree, and each Stockholder has agreed, to enter into this Agreement and abide by the covenants and obligations set forth herein with respect to the Covered Shares.

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1

GENERAL

Section 1.1 Defined Terms. The following capitalized terms, as used in this Agreement, shall have the meanings set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

“Company Board” means the board of directors of the Company.

“Contemplated Transactions” means (i) all actions and transactions contemplated by the Merger Agreement, including the Mergers, and (ii) all actions and transactions contemplated by this Agreement.

“Covered Shares” means the Existing Shares, together with any Company Shares that any Stockholder acquires, either beneficially or of record, on or after the date of this Agreement, including any Company Shares received as distributions, as a result of a split, reverse split, combination, merger, consolidation, reorganization, reclassification, recapitalization or similar transaction or upon exercise of any option, benefit award, warrant or other security or instrument exercisable, convertible or exchangeable into Company Shares.

“Permitted Transfer” means a Transfer of Covered Shares by any Stockholder: (a) if such Stockholder is an individual, (i) to any member of such Stockholder’s immediate family, (ii) to any trust or other estate planning vehicle for the direct or indirect benefit of such Stockholder or the immediate family of such Stockholder for bona fide estate planning purposes, (iii) by virtue of laws of descent and distribution following the death of such Stockholder, (iv) by operation of law or pursuant to an order of a court or other regulatory agency (including, for the avoidance of doubt, a domestic relations order, divorce settlement, divorce decree or separation agreement) or (v) to a partnership, limited liability company or other entity of which such Stockholder and/or the immediate family of such Stockholder are the legal and beneficial owners of all the outstanding equity securities or similar interests; (b) if such Stockholder is a corporation, partnership, limited liability company or other entity, (I) to another corporation, partnership, limited liability company or other entity that is an affiliate controlled by such Stockholder, (II) to one or more partners or members of such Stockholder or to an affiliate under common control with such Stockholder or (III) to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with such Stockholder or affiliates of such Stockholder (including, for the avoidance of doubt, where such Stockholder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership); or (c) if such Stockholder is a trust or other estate planning vehicle, to any beneficiary of such Stockholder that receives Shares in a distribution from it for no consideration; provided, however, that a Transfer referred to in in clauses (a) – (c) shall be deemed a Permitted Transfer only if, as a precondition to such Transfer, the transferee agrees in a written document, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement (without modification or condition other than the consummation of the Permitted Transfer); provided, further, that in the case of Permitted Transfers under clause (c), the immediately preceding precondition shall not apply to the first Transfer or series of Transfers up to 100,000 Covered Shares.

“Support Period” means that period from the date of this Agreement until the Expiration Time.

“Transfer” means, directly or indirectly, to sell (including short sell), transfer, assign or otherwise dispose of (whether by merger or consolidation (including by conversion into securities or other consideration as a result of such merger or consolidation), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law, by gift, or otherwise), either voluntarily or involuntarily, or to enter into any option or other Contract with respect to the voting of or sale, transfer, conversion, assignment or other disposition of (whether by merger or consolidation (including by conversion into securities or other consideration as a result of such merger or consolidation), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise).

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ARTICLE 2

VOTING

Section 2.1 Agreement to Vote.

(a) During the Support Period, each Stockholder hereby irrevocably and unconditionally agrees that, at the Company Stockholders Meeting or any other meeting of the Company’s stockholders (whether annual or special and whether or not an adjourned or postponed meeting, however called, and including any adjournment or postponement thereof), and in any action by written consent of the Company’s stockholders, in each case at which any of the matters set forth in clauses (ii) or (iii) below is put to the vote of stockholders of the Company, such Stockholder shall, and shall cause any nominee and other holder of record of any of such Stockholder’s Covered Shares to:

(i) when any such meeting is held, appear at such meeting or otherwise cause all of such Stockholder’s Covered Shares to be counted as present thereat for the purpose of establishing a quorum, and when action by written consent of the Company’s stockholders is proposed, respond affirmatively to any such request for written consent;

(ii) vote (or act by written consent), or cause to be voted at such meeting (or validly execute and return and cause such written consent to be granted with respect to), all of such Stockholder’s Covered Shares in favor of (A) the adoption of the Merger Agreement and approval of the transactions contempered thereby, including the Mergers, (B) each of the other actions expressly contemplated by the Merger Agreement and (C) any proposal (to the extent permitted by Section 5.6 of the Merger Agreement) to adjourn, recess or postpone the applicable meeting to a later date that is prior to the Outside Date if there are not sufficient votes at the applicable meeting to approve the Mergers; and

(iii) vote (or act by written consent), or cause to be voted at such meeting (or validly execute and return and cause such written consent to be granted with respect to), all of such Stockholder’s Covered Shares against the following actions (other than the Mergers and the Contemplated Transactions): (A) any action or proposal to amend or waive any provision of the Company Charter or Company Bylaws for which the Stockholders have received at least 10 days’ prior written notice from either Parent or the Company that it reasonably expects that such action or proposal would (1) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of any Stockholder contained in this Agreement, or (2) prevent, impede, interfere with, delay, postpone, or adversely affect the consummation of the transactions contemplated by the Merger Agreement, including the Merger; (B) any Company Acquisition Proposal or any agreement related thereto; and (C) any other action which is intended, or would reasonably be expected, to result in any of the conditions to the consummation of the Merger under the Merger Agreement not being fulfilled.

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(b) The obligations of each Stockholder specified in this Section 2.1 shall apply whether or not any matter covered thereby is recommended by the Company Board or the Company Special Committee. Notwithstanding anything to the contrary herein, in the event of a Company Change of Board Recommendation made in accordance with the terms of the Merger Agreement, if the aggregate number of Covered Shares have voting power exceeding 35% of the aggregate voting power of the outstanding Company Shares as of the record date for any meeting (or any action by written consent) at which any matters set forth in Section 2.1(a) are to be voted on (the “Covered Shares Cap”), then the obligation of each Stockholder to vote the Covered Shares in accordance with Section 2.1(a) with respect to such meeting (or such action by written consent) shall be modified such that (i) such Stockholder, together with all of the other Stockholders, shall only be required to collectively vote an aggregate number of Company Shares having voting power as of such record date equal to the Covered Shares Cap and (ii) notwithstanding any other provision of this Agreement, the number of Company Shares subject to the obligations set forth in Section 2.1(a) with respect to such meeting (or such action by written consent) shall be reduced on a pro rata basis in accordance with the number of votes such Stockholder and each of the other Stockholders is entitled to cast at such meeting (or such action by written consent). Each Stockholder, in his, her or its discretion, shall be expressly permitted and entitled to vote all of such Stockholder’s Company Shares which are not subject to this Agreement at any meeting of stockholders (or via any action by written consent of stockholders) as a result of this Section 2.1(b) in any manner such Stockholder chooses in its sole discretion.

Section 2.2 No Inconsistent Agreements. Each Stockholder hereby represents, covenants and agrees that, except for this Agreement, such Stockholder has not (a) entered into, and shall not, until this Agreement is terminated pursuant to Section 5.1, enter into any voting agreement or voting trust that is inconsistent with this Agreement or (b) granted, and shall not, until this Agreement is terminated pursuant to Section 5.1, grant a proxy, consent or power of attorney in any manner that would have the have the effect of preventing or disabling such Stockholder from performing any of its obligations under this Agreement.

Section 2.3 No Obligation to Exercise Options or Other Securities. Nothing in this Agreement shall require any Stockholder to (a) convert, exercise or exchange any options, warrants or convertible securities in order to obtain any underlying Company Shares or (b) vote, or execute any consent with respect to, any Company Shares underlying such options, warrants or convertible securities that have not yet been issued as of the applicable record date for that vote or consent.

Section 2.4 Proxy Card. Prior to the Expiration Time, each Stockholder shall promptly (but in any event no later than ten (10) Business Days prior to the Company Stockholders Meeting) execute and deliver to the Company or the Company’s proxy solicitor (or cause the holders of record of such Stockholder’s Covered Shares to execute and deliver to the Company or the Company’s proxy solicitor), any proxy card or voting instructions such Stockholder receives that is sent by the Company to its stockholders soliciting proxies with respect to any matter described in Section 2.1 which shall be voted in the manner described in Section 2.1, and such vote during the Support Period shall not be amended, withdrawn or rescinded; provided that in the event of a Company Change of Board Recommendation made in accordance with the terms of the Merger Agreement, the proxy cards or voting instructions executed and delivered by the Stockholders may be amended to reduce the aggregate number of Covered Shares subject to such proxy cards or voting instructions to be equal to the Covered Shares Cap, in accordance with the methodology provided in Section 2.1(b).

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ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of Stockholders. Each Stockholder, severally as to himself, herself or itself, and not jointly or jointly and severally, hereby represents and warrants to Parent as follows:

(a) Organization; Authorization; Validity of Agreement; Necessary Action. If such Stockholder is an entity, such Stockholder is duly organized and validly existing and in good standing under the Laws of its jurisdiction of organization. Such Stockholder has the requisite power and authority and/or capacity to execute and deliver this Agreement and to carry out its obligations hereunder. The execution and delivery by such Stockholder of this Agreement and the performance by such Stockholder of its obligations hereunder have been duly and validly authorized by such Stockholder and no other actions or proceedings are required on the part of such Stockholder to authorize the execution and delivery of this Agreement or the performance by such Stockholder of its obligations hereunder. This Agreement has been duly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery of this Agreement by Parent, constitutes a legal, valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to the Enforceability Exceptions.

(b) Ownership. As of the date hereof, such Stockholder is the record and beneficial owner of, and has good and valid title to, the Existing Shares set forth opposite such Stockholder’s name on Exhibit A free and clear of any Liens (other than pursuant to this Agreement or transfer restrictions under applicable securities Laws). The Covered Shares owned by such Stockholder will be beneficially and legally owned by such Stockholder, except in the case of a Permitted Transfer of any Covered Shares. Except as provided for in this Agreement, such Stockholder, directly or indirectly, has sole or shared voting power, sole or shared power of disposition, sole or shared power to issue instructions with respect to the matters set forth in ARTICLE 2, and sole or shared power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Covered Shares owned by such Stockholder, except in the case of a Permitted Transfer of Covered Shares. As of the date hereof, except for the Existing Shares, such Stockholder does not, directly or indirectly, legally or beneficially own or have any option, warrant or other right to acquire any securities of the Company that are or may by their terms become entitled to vote or any securities that are convertible or exchangeable into or exercisable for any securities of the Company that are or may by their terms become entitled to vote, nor is such Stockholder subject to any Contract, other than this Agreement and the other Transaction Documents, that obligates such Stockholder to vote, acquire or dispose of any securities of the Company.

(c) No Violation. Neither the execution and delivery of this Agreement by such Stockholder nor its performance of its obligations under this Agreement will (i) result in a violation or breach of, or conflict with any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or cancellation of, any material Contract to which such Stockholder is a party, or give rise to a right of purchase under, or result in the creation of any Lien (other than pursuant to this Agreement or transfer restrictions under applicable securities Laws) upon, the Existing Shares owned by such Stockholder, (ii) violate any Law applicable to such Stockholder, or (iii) with respect to any

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Stockholder that is an entity, result in a violation or breach of or conflict with its certificate of incorporation, certificate of formation, bylaws, operating agreement, or other governing or constitutional documents, as applicable, except, in the case of clauses (i) and (ii), as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of such Stockholder to perform its obligations hereunder.

(d) Consents and Approvals. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is necessary to be obtained or made by such Stockholder in connection with its execution, delivery and performance of this Agreement, except (i) as required by the rules and regulations promulgated under the Exchange Act, the Securities Act, or state securities, takeover and “blue sky” Laws, (ii) compliance with any applicable requirements of the HSR Act and any other applicable Competition Laws, (iii) the applicable rules and regulations of the SEC or any applicable stock exchange or (iv) as would not, individually or in the aggregate, reasonably be expected to restrict in any material respect, prohibit, impair in any material respect or materially delay the performance by such Stockholder of its obligations under this Agreement.

(e) Reliance by Parent. Such Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement and the representations, warranties, covenants and obligations of such Stockholder contained herein.

(f) Adequate Information. Such Stockholder acknowledges that it is a sophisticated party with respect to the Covered Shares and has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the transactions contemplated by this Agreement and has, independently and without reliance upon Parent and based on such information as such Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Stockholder acknowledges that Parent has not made and is not making any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement or in the Merger Agreement.

(g) Except for the representations and warranties expressly set forth in this Section 3.1 no Stockholder (nor any other Person on behalf of any Stockholder) makes any express or implied representation or warranty in connection with the transactions contemplated hereby, and each Stockholder hereby disclaims any other representations or warranties.

Section 3.2 Representations and Warranties of Parent. Parent hereby represents and warrants to other parties hereto as follows:

(a) Parent is duly organized and validly existing and in good standing under the Laws of its jurisdiction of organization

(b) Parent has the requisite power and authority to execute and deliver this Agreement and to carry out Parent’s obligations hereunder. The execution and delivery of this Agreement by Parent and the consummation of the transactions contemplated hereby have been duly authorized and approved by all requisite corporate action on the part of Parent and no other actions or proceedings are required on the part of Parent to authorize the execution and delivery of this

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Agreement or the performance by Parent of its obligations hereunder. This Agreement has been duly executed and delivered by Parent and, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject to the Enforceability Exceptions.

(c) Parent acknowledges and agrees that no Stockholder has made, and no Stockholder is making, any representation or warranty of any kind (express or implied) (and Parent acknowledges and agrees that it has not relied, and disclaims reliance, on any such representation or warranty), except as expressly set forth in Section 3.1.

ARTICLE 4

OTHER COVENANTS

Section 4.1 Prohibition on Transfers, Other Actions.

(a) During the Support Period, except for any Permitted Transfer, each Stockholder shall not Transfer any of such Stockholder’s Covered Shares. Any purported Transfer not in compliance with this Section 4.1(a) shall be null and void ab initio. Notwithstanding the foregoing, (i) direct or indirect transfers of equity or other interests in any Stockholder by its equityholders is not prohibited by this Section 4.1(a) and (ii) each Stockholder may make Transfers of such Stockholder’s Covered Shares as Parent may agree to in writing.

(b) If during the Support Period any Stockholder attempts to Transfer (other than a Permitted Transfer) any of such Stockholder’s Covered Shares in violation of Section 4.1(a), such Stockholder hereby unconditionally and irrevocably (during the Support Period) instructs the Company to not, (i) permit any such Transfer on its books and records, (ii) issue a book-entry interest or a new certificate representing any of the Covered Shares or (iii) record such vote (including by written consent).

(c) During the Support Period, each Stockholder will not (solely in such Stockholder’s capacity as a stockholder of the Company) bring, commence, institute, maintain, prosecute or voluntarily aid any legal action or proceeding which challenges the validity of or seeks to enjoin the operation of any provision of the Merger Agreement or this Agreement; provided that such Stockholder shall not be prohibited from enforcing any of its rights under this Agreement or bringing any claim against Parent and/or Company for a breach hereof. In addition, each Stockholder agrees not to demand or commence an appraisal proceeding under Section 262 of the DGCL with respect to its Covered Shares.

(d) During the Support Period, each Stockholder shall not, and shall cause its Representatives (on behalf of such Stockholder) not to, directly or indirectly, (i) initiate, solicit, knowingly participate in (including by providing any non-public information concerning the Company or any Company Subsidiary to any Person or group for the purpose of facilitating any inquiries, proposals or offers relating to any Company Acquisition Proposal) or form, join or knowingly participate in any proposal or offer that constitutes or would reasonably be expected to lead to a Company Acquisition Proposal or engage in any discussions or negotiations with respect thereto or (ii) enter into any merger agreement, letter of intent or other similar agreement relating

7

to any Company Acquisition Proposal. Notwithstanding the foregoing, to the extent that the Company is permitted to engage in any of the foregoing activities pursuant to Section 5.3 of the Merger Agreement, any Stockholder may participate in such activities and therefore shall not be subject to the restrictions in this Section 4.1(c) so long as such actions by such Stockholder would otherwise be permitted to be taken by the Company pursuant to Section 5.3 of the Merger Agreement.

(e) Each Stockholder shall, and shall direct its Representatives to, cease immediately and cause to be terminated any and all existing activities, solicitations, discussions or negotiations, if any, with any Person as of the date of this Agreement (other than the Company, Parent and their Affiliates) with respect to any Company Acquisition Proposal or any inquiry, proposal, offer, request for information or expression of interest that may be reasonably expected to lead to a Company Acquisition Proposal, and refrain from engaging in any future discussions or negotiations with any Person (other than the Company, Parent and their Affiliates) with respect to any sale of any Covered Shares held by such Stockholder (other than to state that such Stockholder is currently not permitted to engage in such discussions or negotiations). Notwithstanding the foregoing, the restrictions in this Section 4.1(d) shall not apply with respect to any discussions or negotiations with respect to the Transfer of Covered Shares permitted by Section 4.1(a).

(f) For the avoidance of doubt, for the purposes of this Agreement, the Company shall not be deemed an Affiliate of any Stockholder, and any officer, director, employee, agent or advisor of the Company (in each case, in their capacities as such), shall not be deemed a Representative of any Stockholder.

Section 4.2 Further Assurances. Each of the parties hereto agrees that it will use its reasonable best efforts to do all things reasonably necessary to effectuate this Agreement.

Section 4.3 Tax Matters. For U.S. federal (and applicable state and local) income tax purposes, each Stockholder hereby agrees to treat and report the Mergers consistently with the tax treatment set forth in Section 5.10(a) of the Merger Agreement.

ARTICLE 5

MISCELLANEOUS

Section 5.1 Termination. This Agreement shall remain in effect until the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the First Effective Time, (c) the termination of this Agreement by written agreement of the parties hereto, or (d) such date and time as the Merger Agreement shall have been, without the prior written consent of the Stockholders, amended or supplemented, or any provision thereof waived, in a manner (i) that changes the form of the consideration or the amount of the Merger Consideration payable (or issuable) in respect of any Covered Shares (other than, for the avoidance of doubt, adjustments in accordance with the terms of the Merger Agreement or any increase in the Merger Consideration) or (ii) that extends the Outside Date, in which case this Agreement shall automatically terminate and be of no further force and effect with respect to all parties hereto (the time of such termination, the “Expiration Time”). The representations, warranties and covenants of the Stockholders contained in this Agreement shall expire at the Expiration Time. Nothing in this Section 5.1 and no termination of this Agreement shall relieve or otherwise limit any party of liability for any breach of this Agreement occurring prior to such termination.

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Section 5.2 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefit relating to the Covered Shares shall remain vested in and belong to each Stockholder, and Parent shall have no authority to direct any Stockholder in the voting or disposition of any of the Covered Shares except as otherwise provided herein.

Section 5.3 Publicity. Each Stockholder hereby authorizes the Company and Parent to include and disclose in the Joint Proxy Statement/Prospectus, and in such other schedules, certificates, applications, agreements or documents as Parent and the Company reasonably determine to be necessary or appropriate (as required by applicable Law) in connection with the consummation of the Mergers and the Contemplated Transactions such Stockholder’s identity and ownership of the Covered Shares, and the nature of such Stockholder’s commitments, arrangements and understandings pursuant to this Agreement. Parent shall provide McDermott Will & Schulte LLP with a draft of the Joint Proxy Statement/Prospectus and the Form S-4 reasonably in advance of the filing of such document with the SEC and shall give reasonable consideration to any comments McDermott Will & Schulte LLP may have on the form and substance of such document. Parent and the Company hereby authorize each Stockholder to disclose this Agreement and the Contemplated Transactions in any reports required to be filed by such Stockholder or any of its affiliates under the Exchange Act or otherwise as required by Law.

Section 5.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally or by e-mail (provided that no notice is received by the electronic mail sender within one (1) hour thereafter indicating that such electronic mail was undeliverable or otherwise not delivered), (ii) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (iii) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to Parent, to:

MasterCraft Boat Holdings, Inc.

100 Cherokee Cove Drive

Vonore, Tennessee 37885

Attention: Brad Nelson; Scott Kent

Email: ****,****

with copies to:

King & Spalding LLP

1180 Peachtree Street, NE, Suite 1600

9

Atlanta, Georgia 30309

Attention: Keith M. Townsend; Robert J. Leclerc; Zachary Davis

E-mail: KTownsend@kslaw.com; RLeclerc@kslaw.com; ZDavis@kslaw.com

If to the Company (prior to the Closing), to:

Marine Products Corporation

2801 Buford Highway NE, Suite 300

Atlanta, Georgia 30329

Attention: Ben M. Palmer

Email: ****

with copies to:

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street, Suite 4900

Atlanta, Georgia 30309

Attention: Justin R. Howard; Julie A. Mediamolle; Matthew S. Strumph

E-mail: justin.howard@alston.com; julie.mediamolle@alston.com;

matt.strumph@alston.com

If to the Company Special Committee (prior to the Closing), to:

Marine Products Corporation

2801 Buford Highway NE, Suite 300

Atlanta, Georgia 30329

Attention: Stephen E. Lewis, Chair of the Special Committee

Email: ****

with copies to:

Potter Anderson & Corroon LLP

1313 North Market Street, 6th Floor

Wilmington, DE 19801

Attention: Mark A. Morton

Email: mmorton@potteranderson.com

If to any Stockholder, to:

LOR, Inc.

c/o RFA Management Company, LLC

1908 Cliff Valley Way NE

Atlanta, GA 30329

Attention: Callum C. Macgregor

Email: ****

10

with copies to:

McDermott Will & Schulte LLP

444 West Lake Street, Suite 4000

Chicago, IL 60606

Attention: Eric Orsic

Email: eorsic@mcdermottlaw.com

Section 5.5 Mutual Drafting; Interpretation. Each party to this Agreement has participated in the drafting of this Agreement, which each such party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Annexes” are intended to refer to Sections of this Agreement and Exhibits and Annexes to this Agreement. The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular Section or Article in which such words appear. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. If the last day of a period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement is not a Business Day, the period shall end on the immediately following Business Day.

Section 5.6 Counterparts. This Agreement may be signed in any number of counterparts, including by facsimile or other electronic transmission each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each of the parties hereto shall have received a counterpart hereof signed by the other parties hereto. Until and unless each of the parties shall have received counterparts hereof signed by the other parties hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 5.7 Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto and supersedes all prior agreements (except the Confidentiality Agreement) and understandings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof.

Section 5.8 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement and all claims and causes of action arising in connection herewith shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

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(b) Each of the parties irrevocably agrees that any Proceeding with respect to this Agreement and the rights and obligations arising in connection herewith or any claim or cause of action arising in connection with this Agreement or the negotiation hereof, and any Proceeding for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns, will be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery does not have subject matter jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereby irrevocably submits with regard to any such Proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to or arising from this Agreement or any of the transactions contemplated hereby or the negotiation hereof in any court other than the aforesaid courts. Each of the parties hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any Proceeding with respect to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 5.8, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the Proceeding in such court is brought in an inconvenient forum, (B) the venue of such Proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 5.4 and agrees that service made in such manner shall have the same legal force and effect as if served upon such party personally within the State of Delaware. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by applicable Law.

(c) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY HERETO WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.8(c).

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Section 5.9 Amendment. This Agreement may be amended only by execution of an instrument in writing signed by each of the parties hereto.

Section 5.10 Waiver. Parent may extend the time for the performance of any of the obligations or other acts of the other parties hereto, waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto, and waive compliance by the other parties hereto with any of the agreements or covenants contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by Parent, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Section 5.11 Specific Performance. The parties hereto agree that if the Company, Parent, or Stockholders were to breach any of their respective obligations under this Agreement, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and accordingly, (a) the parties hereto shall be entitled to an injunction or injunctions to prevent or remedy breaches of this Agreement and to specific performance of the terms hereof, in each case in the Delaware Court of Chancery or, if such court shall not have jurisdiction, in any federal court located in the State of Delaware or any Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity, (b) the parties hereto waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and (c) the parties hereto will waive, in any action for specific performance, the defense of adequacy of a remedy at law. The pursuit by any party hereto of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party hereto may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by a party in the case of a breach of this Agreement.

Section 5.12 Stockholder Capacity. Notwithstanding anything contained in this Agreement to the contrary, the representations, warranties, covenants and agreements made herein by each Stockholder are made solely with respect to such Stockholder and its Covered Shares. Each Stockholder is entering into this Agreement solely in its capacity as the owner (or as a trust whose beneficiaries are the beneficial owners), directly or indirectly, of its Covered Shares and nothing herein shall limit or affect any actions or omissions by such Stockholder (or any designee or affiliate serving in his or her capacity as a director on the Company Board or an officer of the Company) in any other capacity (including as a director or officer of the Company).

Section 5.13 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any such term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner that will achieve, to the maximum extent possible, the economic, business and other purposes of such void or unenforceable provision.

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Section 5.14 Expenses. Except as otherwise expressly provided herein or in the Merger Agreement, all fees and expenses incurred in connection with this Agreement and the actions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated.

Section 5.15 Non-Recourse. This Agreement may only be enforced against, and any claim, action, suit or other Proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the Persons that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, trustee, beneficiary, settlor, agent, attorney, representative or affiliate of any Stockholder shall (unless itself a Stockholder) have any liability (whether in contract or in tort) for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim or proceeding (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby.

Section 5.16 Successors and Assigns; Third Party Beneficiaries.

(a) Except in connection with a Permitted Transfer, in each case, effected pursuant to this Agreement, neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void. Any assignment in violation of the foregoing shall be null and void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

(b) This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto.

Section 5.17 Company Special Committee Approval. Notwithstanding any provision to the contrary herein, no amendment or waiver of any provision of this Agreement prior to the First Effective Time shall be made by the Company or the Company Board without first obtaining the approval of the Company Special Committee. The Company Special Committee shall direct enforcement by the Company of any provisions of this Agreement against the Stockholders.

[Signature pages follow.]

14

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PARENT

MASTERCRAFT BOAT HOLDINGS, INC.

By:	/s/ Bradley M. Nelson
Name: Bradley M. Nelson
Title: Chief Executive Officer

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY

MARINE PRODUCTS CORPORATION

By:	/s/ Ben M. Palmer
Name: Ben M. Palmer
Title: President and Chief Executive Officer

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

/s/ Gary W. Rollins
Gary W. Rollins

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

R. Randall Rollins Voting Trust U/A dated August 25, 1994

By:	/s/ Amy R. Kreisler
Name:	Amy R. Kreisler
Title:	Co-Trustee

By:	/s/ Pamela R. Rollins
Name:	Pamela R. Rollins
Title:	Co-Trustee

By:	/s/ Timothy C. Rollins
Name:	Timothy C. Rollins
Title:	Co-Trustee

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized

LOR, Inc.

By:	/s/ Gary W. Rollins
Name:	Gary W. Rollins
Title:	President

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

RCTLOR, LLC

By: LOR, Inc.
Its: Manager

By:	/s/ Gary W. Rollins
Name:	Gary W. Rollins
Title:	President

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Rollins Holding Company, Inc.

By:	/s/ Gary W. Rollins
Name:	Gary W. Rollins
Title:	President

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

WNEG Investments, L.P.

By:	WNEG Management Company, LLC
Its: General Partner

By:	/s/ Gary W. Rollins
Name: Gary W. Rollins
Title: Sole Manager and Member

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

RFT Investment Company, LLC

By:	LOR, Inc.
Its:	Manager

By:	/s/ Gary W. Rollins
Name:	Gary W. Rollins
Title:	President

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

/s/ Amy R. Kreisler
Amy R. Kreisler

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

The Gary W. Rollins Revocable Trust

By:	/s/ Gary W. Rollins
Name:	Gary W. Rollins
Title:	Trustee

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

/s/ Pamela R. Rollins
Pamela R. Rollins

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized

/s/ Timothy C. Rollins
Timothy C. Rollins

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized

RFA Management Company, LLC

By:	LOR, Inc.
Its:	Manager

By:	/s/ Gary W. Rollins
Name:	Gary W. Rollins
Title:	President

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

The Margaret H. Rollins 2014 Trust

By:	Nevada Oversight, Inc.
Its:	Trustee

By:	/s/ Wesley N. Slagle
Name:	Wesley N. Slagle
Title:	President

[Signature Page to Voting Agreement]

EXHIBIT A

[EXHIBIT A]

Exhibit 10.2

Execution Version

STOCKHOLDERS AGREEMENT

by and among

MASTERCRAFT BOAT HOLDINGS, INC.

and the

STOCKHOLDERS PARTY HERETO

Dated February 5, 2026

Exhibit A – Stockholders

Exhibit B – Holder Affiliated Group

i

STOCKHOLDERS AGREEMENT

This STOCKHOLDERS AGREEMENT, dated as of February 5, 2026 (this “Agreement”), is by and among MasterCraft Boat Holdings, Inc., a Delaware corporation (the “Company”), and each Person identified on Exhibit A (each, a “Stockholder” and, collectively, the “Stockholders”). Each of the Stockholders and the Company are referred to hereinafter each as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, the Company, Titan Merger Sub 1, Inc., a Delaware corporation and a wholly owned, direct Subsidiary of the Company (“Merger Sub I”); Titan Merger Sub 2, LLC, a Delaware limited liability company and a wholly owned, direct Subsidiary of the Company (“Merger Sub II”); and Marine Products Corporation, a Delaware corporation (“Falcon”) have entered into an Agreement and Plan of Merger (as it may be amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, among other things, first, Merger Sub I will merge with and into Falcon, with Falcon continuing as the surviving corporation of such merger (“Merger I”), and then second, immediately after the consummation of Merger I, Falcon will merge with and into Merger Sub II, with Merger Sub II continuing as the surviving company of such merger;

WHEREAS, as a result of Merger I, the Stockholders are the Beneficial Owner of shares of common stock of the Company, as set forth on Exhibit A attached hereto; and

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

TRANSFER RESTRICTIONS

Section 1.1 General.

(a) From the Closing Date until the date that is six (6) months following the Closing Date (the “Lock-Up Termination Date”), except for any Permitted Transfers in accordance with Section 1.1(b), the Stockholders shall not Transfer any Shares and any purported Transfer of any Shares prior to the Lock-Up Termination Date (other than any Permitted Transfers in accordance with Section 1.1(b)) shall be null and void ab initio. From the Lock-Up Termination Date until the first (1st) anniversary of the Closing Date, except for any Permitted Transfers in accordance with Section 1.1(b), the Stockholders shall not Transfer, in the aggregate, more than fifty percent (50%) of the Shares Beneficially Owned by the Stockholders and any purported Transfer of Shares in excess of such fifty percent (50%) threshold (other than any Permitted Transfers in accordance with Section 1.1(b)) shall be null and void ab initio. Except as limited by the preceding two sentences, the Stockholders may freely Transfer any of the Shares.

1

(b) Notwithstanding Section 1.1(a), a Stockholder may make Permitted Transfers. For purposes of this Agreement, “Permitted Transfer” means any Transfer of Shares by a Stockholder (i) to any other member of the Holder Affiliated Group, (ii) if such Stockholder is a corporation, limited liability company, partnership or other entity, to any shareholder, member, partner or other equityholder of such Stockholder that receives Shares in a distribution from it for no consideration, (iii) if such Stockholder is an individual, (I) to any trust or other estate planning vehicle for the direct or indirect benefit of such Stockholder or the immediate family of such Stockholder for bona fide estate planning purposes, (II) to any member of such Stockholder’s immediate family or (III) by virtue of laws of descent and distribution following the death of such Stockholder, (iv) by operation of law or pursuant to an order of a court or other regulatory agency (including, if such Stockholder is an individual, a domestic relations order, divorce settlement, divorce decree, or separation agreement), (v) with respect to any Stockholder that is a trust, an estate or other estate planning vehicle, to any beneficiary of such Stockholder that receives Shares in a distribution from it for no consideration, (vi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is made to all holders of the Capital Stock and approved by the Company Board, and that, if consummated, would result in all such holders being entitled to exchange their shares for cash, securities or other property (including entering into any related lock-up, voting or similar agreement in connection therewith); provided that if such transaction is not completed, any Shares subject to this Agreement shall remain subject hereto, (vii) pursuant to the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act; provided that (A) no Transfers occur under such plan until the Lock-Up Termination Date and (B) to the extent a public announcement, report or filing under the Exchange Act, if any, is required by or on behalf of such Stockholder or the Company regarding the establishment of such plan, such announcement, report or filing shall include a statement to the effect that no Transfer, sale or other disposition of such Stockholder’s Shares may be made under such plan prior to the Lock-Up Termination Date, (viii) associated with the vesting or settlement of restricted stock awards or restricted stock units, including any shares of Capital Stock sold by the Stockholder or withheld by the Company to satisfy the requisite income tax withholding remittance obligations in connection with the vesting of such restricted stock awards or restricted stock units, provided, that any shares of Capital Stock received by the Stockholder upon such vesting or settlement, following any applicable net settlement or net withholding, will be subject to the restrictions of this Agreement (to the extent permitted by any equity incentive plan of the Company that applies to such corresponding equity-based award) or (ix) with the prior written consent of the Company, provided such consent is approved by a majority of the members of the Company Board that are disinterested and not affiliated with the Stockholders; provided, however, that in the case of clauses (i) – (v), (1) prior to and as a condition to effecting any Permitted Transfer, the Permitted Transferee must enter into a written agreement reasonably acceptable to the Company whereby such Permitted Transferee agrees to be bound by this Agreement (without modification or condition other than the consummation of the Permitted Transfer) as if such Permitted Transferee were the Stockholder and, (2) following such Permitted Transferee’s execution of such written agreement, such Permitted Transferee shall be deemed a “Stockholder” for purposes of this Agreement; provided, further, however, that in the case of Permitted Transfers under clause (v), the immediately preceding conditions in subclauses (1) and (2) shall not apply to the first Transfer or series of Transfers up to 100,000 Shares.

ARTICLE II

BOARD OF DIRECTORS

Section 2.1 New Directors at Closing. Effective as of the Closing, each of Stephen E. Lewis, Timothy Rollins, and Callum Macgregor has been appointed to the Company Board.

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Section 2.2 Right of Stockholders to Nominate Directors. From the Closing Date until the Expiration Date, the Stockholders shall collectively have the right, acting by Stockholder Majority, to nominate to the Company Board: (a) for so long as the Stockholders Beneficially Own, in the aggregate, at least fifteen percent (15.0%) of the total voting power of the outstanding Capital Stock, two Directors, one of whom shall be an individual designated by Stockholder Direction in the Stockholders’ sole discretion (the “Family Designee”) and one of whom shall be an “independent director” designated by Stockholder Direction (the “Independent Designee”); and (b) for so long as the Stockholders Beneficially Own, in the aggregate, at least ten percent (10.0%) but less than fifteen percent (15.0%) of the total voting power of the outstanding Capital Stock, one Director, who shall be the Family Designee. For purposes of this Agreement, an “independent director” shall mean a director who qualifies as “independent” pursuant to the listing standards of the NASDAQ; provided that the ineligibility of a designee to serve on a committee of the Company Board shall not preclude a determination that such designee qualifies as “independent”. Each Family Designee and Independent Designee designated pursuant to this Section 2.2 is referred to as a “Stockholder Nominee” and, after being elected to the Company Board, a “Stockholder Director”. The Parties acknowledge and agree that, as of the date of this Agreement, Timothy C. Rollins is the Family Designee and Callum Macgregor is the Independent Designee.

Section 2.3 Election of Stockholder Directors to the Board. In connection with any annual or special meeting of stockholders of the Company at which Directors are to be elected (each such annual or special meeting, an “Election Meeting”), for so long as the Stockholders have the right to nominate a Stockholder Nominee pursuant to Section 2.2, the Company shall, to the fullest extent permitted by Law and subject to Section 2.4(a), (a) include the Stockholder Nominees in the slate of nominees recommended by the Company Board at any Election Meeting and nominate and recommend that the holders of Capital Stock who are entitled to vote at any Election Meeting vote in favor of the election of the Stockholder Nominees or the reelection of the Stockholder Directors, as the case may be, (and solicit proxies or consents in favor thereof) and (b) support for election (or reelection), and use the Company’s reasonable best efforts to cause the election (or reelection) of, each Stockholder Nominee and each Stockholder Director, as the case may be, which support and reasonable best efforts shall include supporting such individuals in a manner no less rigorous and favorable than the manner in which the Company supports its other director nominees.

Section 2.4 Qualification and Replacements of Stockholder Directors.

(a) Each Stockholder Nominee and Stockholder Director shall at all times until cessation of service on the Company Board meet any applicable requirements or qualifications under applicable Law or Exchange Rules.

(b) Notwithstanding anything set forth to the contrary in the Charter or the Bylaws, if a Stockholder Director resigns, is removed (by death or otherwise) or is unable or unwilling to serve as a Director for any reason (any such director, a “Departing Director”), then the Stockholders shall have the exclusive right, acting by Stockholder Majority, to designate a replacement nominee that complies with the requirements set forth in Section 2.2 and Section 2.4(a) (a “Replacement Director”); provided that (i) the Stockholders shall only have the right to nominate a Replacement Director (A) in the case of a Departing Director who was an Independent Designee, to the extent the Stockholders have the right to nominate an Independent Designee

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pursuant to Section 2.2, and (B) in the case of a Departing Director who was a Family Designee, to the extent the Stockholders have the right to nominate a Family Designee pursuant to Section 2.2, and (ii) solely with respect to and in the case of a Replacement Director who is replacing an Independent Designee, such Replacement Director must meet the requirements set forth in Section 2.2 which are applicable to the Independent Designee.

(c) Any Replacement Director shall be appointed to the Company Board as promptly as practicable (but in no event later than five (5) Business Days following such approval). Until a Replacement Director is appointed to the Company Board pursuant to this Section 2.4, the Company shall not, and shall take all Necessary Action to cause the Company Board not to, fill any vacancy on the Company Board resulting from a Departing Director without the prior written consent of the Stockholders acting by Stockholder Majority. The Company shall take all Necessary Action to cause the Governance Committee to approve any Replacement Director.

(d) Directors may be subject to removal or disqualification pursuant to the applicable provisions of the Charter, Bylaws and applicable Law; provided, however, for as long as the Stockholders are entitled to designate a Family Designee or an Independent Designee pursuant to Section 2.2, the removal of any such Family Designee or Independent Designee shall require, in addition to any vote of stockholders otherwise required by the Charter, Bylaws and applicable Law, the written consent of the Stockholders (acting by Stockholder Majority).

(e) The Company will ensure at all times during the term of this Agreement that the Charter and Bylaws will not contain any limitation on the number of authorized Directors that would prevent the Company from complying with the terms of this Article II.

(f) The Company shall take all necessary actions to ensure that, at all times when a Family Designee or an Independent Designee is eligible to be designated, nominated and/or elected pursuant hereto, there are sufficient vacancies on the Company Board to permit such designation, nomination and/or election.

(g) For the avoidance of doubt, it is understood that the failure of the stockholders of the Company to elect a Family Designee or an Independent Designee shall not affect the right of the Stockholders to enforce and exercise their rights under this Article II.

(h) Resignations.

(i) Independent Designee. If at any time, the Stockholders Beneficially Own, in the aggregate, less than fifteen percent (15.0%) of the total voting power of the outstanding Capital Stock, then the Stockholders shall take all Necessary Action to cause the Independent Designee to promptly (and in any event within three (3) Business Days) resign from the Company Board. If such resignation is then accepted by the vote of a majority of the Company Board (acting upon the recommendation of the Governance Committee, and with the Independent Designee abstaining from such vote and any deliberations related thereto), the Stockholders shall take all Necessary Action to cooperate with the other Directors and the Company in removing such Independent Designee as of such time.

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(ii) Family Designee. If at any time, the Stockholders Beneficially Own, in the aggregate, less than ten percent (10.0%) of the total voting power of the outstanding Capital Stock, then the Stockholders shall take all Necessary Action to cause the Family Designee to promptly (and in any event within three (3) Business Days) resign from the Company Board. If such resignation is then accepted by the vote of a majority of the Company Board (acting upon the recommendation of the Governance Committee, and with the Family Designee abstaining from such vote and any deliberations related thereto), the Stockholders shall take all Necessary Action to cooperate with the other Directors and the Company in removing such Family Designee as of such time.

(iii) Following the resignation of any Independent Designee or Family Designee in accordance with this Section 2.4(h), the Company Board (acting upon the recommendation of the Governance Committee) shall have the exclusive right to fill the resulting vacancies.

Section 2.5 Compensation. For so long as the Stockholders are entitled to designate a Family Designee or an Independent Designee pursuant to Section 2.2, the Stockholder Directors shall be entitled to compensation consistent with the compensation received by other Directors, including any fees and equity awards. If the Company adopts a policy that Directors own a minimum amount of equity in the Company, no Stockholder Director that is an Affiliate, partner, officer or employee of the Stockholders or its Affiliates shall be subject to such policy unless otherwise determined by the Stockholders in their sole discretion. The Stockholder Directors will be entitled to reimbursement for documented, reasonable out-of-pocket expenses incurred in attending meetings of the Company Board (including any committee thereof) to the same extent the other Directors, in their capacity as Directors, are entitled to expense reimbursement from the Company.

Section 2.6 Other Rights. Except as provided in Section 2.5, each Stockholder Director shall be entitled to the same rights and privileges applicable to all other Directors generally or to which all other Directors are entitled. In furtherance of the foregoing, the Company shall indemnify, exculpate, and reimburse fees and expenses of the Stockholder Directors (including by entering into an indemnification agreement in a form substantially similar to the Company’s form director indemnification agreement) and provide the Stockholder Directors with director and officer insurance, in each case to the same extent it indemnifies, exculpates, reimburses and provides insurance for the other Directors pursuant to the Charter, the Bylaws, applicable Law or otherwise.

ARTICLE III

VOTING RIGHTS

Section 3.1 General. From the Closing Date until the Standstill Termination Date, each Stockholder shall cause all of the Capital Stock that such Stockholder has the right to vote (or to direct be voted), as of the applicable record date, to be present in person or by proxy for quorum purposes and to be voted at any meeting of stockholders of the Company or at any adjournment or postponement thereof or to deliver consents or consent revocations, as applicable, in connection with any action by written consent of the stockholders of the Company in lieu of a meeting: (a) in favor of each director nominated and recommended by the Company Board for election,

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(b) against any stockholder nominations for directors that are not approved and recommended by the Company Board for election, and (c) against any proposals or resolutions to remove any member of the Company Board (unless such removal was approved and recommended by the Company Board). For the avoidance of doubt, nothing in this Section 3.1 shall limit any of the Stockholders’ rights in Article II.

Section 3.2 Standstill. From the Closing Date until the Standstill Termination Date, unless approved in writing by a majority of the Company Board (excluding the Stockholder Directors), no Stockholder shall, and each Stockholder shall cause its Affiliates and any Representatives acting on its or its Affiliate’s behalf, not to, directly or indirectly, alone or in concert with others:

(a) engage in, or encourage, assist, support, advise or facilitate, directly or indirectly, any solicitation of proxies or consents or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) of proxies or consents (including, without limitation, any solicitation of consents that seeks to call a special meeting of stockholders), in each case, with respect to any Capital Stock;

(b) encourage, influence, advise, form, join or in any way participate in any “partnership, limited partnership, syndicate or other group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any Capital Stock;

(c) deposit any Capital Stock in any voting trust or subject any Capital Stock to any arrangement or agreement with respect to the voting of any Capital Stock, other than as expressly contemplated by this Agreement;

(d) seek, or encourage any Person, to submit nominations in furtherance of a Contested Solicitation for the election or removal of any Directors;

(e) (i) make any proposal for consideration by stockholders at any annual or special meeting of stockholders of the Company or in connection with a consent solicitation, (ii) make any offer or proposal (with or without conditions) with respect to any tender or exchange offer, merger, acquisition, recapitalization, restructuring, disposition or other business combination involving the Company or any of its subsidiaries or that would cause or result in a class of any Capital Stock to be delisted from, or to cease to be authorized to be quoted on, any securities exchange or to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, (iii) solicit a third party to make an offer or proposal (with or without conditions) with respect to, or in any way assist, facilitate, support or encourage, or pay or subsidize the expenses of, or otherwise finance any third party in making an offer or proposal with respect to, any tender or exchange offer, merger, acquisition, recapitalization, restructuring, disposition or other business combination involving the Company or any of its subsidiaries or that would cause or result in a class of Capital Stock to be delisted from, or to cease to be authorized to be quoted on, any securities exchange or to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, (iv) comment on any third party proposal regarding any tender or exchange offer, merger, acquisition, recapitalization, restructuring, disposition, or other business combination with respect to the Company or any of its subsidiaries or other transaction that would cause or result in a class of any Capital Stock to be delisted from,

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or to cease to be authorized to be quoted on, any securities exchange or to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, (v) call or seek to call a special meeting of stockholders of the Company, including by written consent, or (vi) take any action in support of or make any proposal or request that relates to amendments or modifications to the Charter or Bylaws or the charter or bylaws of the any of the Company’s subsidiaries;

(f) (i) seek representation on the Company Board (other than as permitted by Article II), or (ii) seek the removal of any Director (other than as permitted or required by Section 2.4 and/or Section 3.1);

(g) institute, solicit or join, as a party, any litigation, arbitration or other proceeding (including any derivative action) against the Company or any of its subsidiaries or any of their respective future, current or former directors or officers or employees in their capacity as a director or officer or employee of the Company or such subsidiary; provided that nothing shall prevent any Stockholder from (i) enforcing or exercising its rights expressly set forth in this Agreement (including the designation and appointment rights in Article II) or the Registration Rights Agreement, (ii) making counterclaims with respect to any proceeding initiated by, or on behalf of, the Company or its Affiliates against any Stockholder and (iii) bringing bona fide commercial disputes that do not relate to the subject matter of this Agreement, the Registration Rights Agreement or the Merger Agreement; provided, further, that this clause (g) shall not be applicable if no Stockholder Director is then serving on the Company Board, and any such suspension of this clause (g) shall in no way affect the rights of the Stockholders to designate the Stockholder Nominees or the obligations of the Company with respect thereto;

(h) acquire, offer, seek or propose to acquire, agree to acquire, or announce any intention to acquire, directly or indirectly, whether by purchase, tender or exchange offer or otherwise, through the acquisition of control of another Person or by joining a “partnership, limited partnership, syndicate or other group” (within the meaning of Section 13(d)(3) of the Exchange Act and the rules of the SEC promulgated thereunder), Beneficial Ownership of any Capital Stock;

(i) seek to advise, encourage, support or influence any Person with respect to the voting or disposition of any Capital Stock at any annual or special meeting of stockholders or in connection with any consent solicitation, including for the avoidance of doubt by issuing any public statement criticizing or otherwise commenting upon (i) any proposal to be considered at an annual or special meeting of stockholders of the Company or any of its subsidiaries or (ii) the recommendation of the Company Board with respect thereto; provided, that this Section 3.2(j) shall not apply to any public statement or other comment in support of a proposal or recommendation approved by the Company Board;

(j) take any action which would cause or require the Stockholders or the Company to make public disclosure regarding any of the foregoing, or make any request or submit any proposal to amend the terms of this Agreement other than through non-public communications with the Company that would not be reasonably determined to trigger public disclosure obligations of the Company or the Stockholders; or

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(k) disclose any intention, plan or arrangement inconsistent with the restrictions set forth in this Section 3.2.

Nothing in this Section 3.2 shall prohibit or in any way limit any actions that may be taken by any Stockholder Nominee acting solely as a director of the Company (including, without limitation, voting on any matter submitted for consideration by the Company Board, participating in deliberations or discussions of the Company Board and making suggestions or raising issues to the Company Board) consistent with a Stockholder Nominee’s fiduciary duties as a director of the Company, in each case so long as any such actions would not reasonably be expected to require public disclosure by the Company, any Stockholder Nominee or any Stockholder.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

Section 4.1 Representations and Warranties of the Company.

The Company hereby represents and warrants to the Stockholders as follows:

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

(b) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company has been duly and validly authorized by all necessary corporate action, and no other corporate action or proceeding on the part of the Company is necessary to authorize this Agreement. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by the other Parties, constitutes a legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by the Enforceability Exceptions.

(c) The execution and delivery of this Agreement by the Company does not, and the performance of the Company’s obligations hereunder will not, (i) conflict with or violate any provision of the Company’s organizational documents, (ii) conflict with or violate any Law applicable to the Company or (iii) conflict with or violate any provisions of any contracts or agreements to which the Company is party or by which the Company is bound.

Section 4.2 Representations and Warranties of the Stockholders.

Each Stockholder, severally as to himself, herself to itself, and not jointly or jointly and severally, hereby represents and warrants to the Company as follows:

(a) Such Stockholder is either an individual or an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation or organization.

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(b) Such Stockholder has all requisite corporate, limited liability company, or partnership power, as applicable, and all authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by such Stockholder has been duly and validly authorized by all necessary corporate, limited liability company, or partnership action, as applicable, and no other corporate, limited liability company, or partnership action, as applicable, or similar proceeding on the part of such Stockholder is necessary to authorize this Agreement. This Agreement has been duly executed and delivered by such Stockholder and, assuming due authorization, execution and delivery by the other Parties, constitutes a legally valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as such enforceability may be limited by the Enforceability Exceptions.

(c) The execution and delivery of this Agreement by such Stockholder does not, and the performance of such Stockholder’s obligations hereunder will not, (i) conflict with or violate any provision of such Stockholder’s organizational documents, as applicable, (ii) conflict with or violate any Law applicable to such Stockholder or (iii) conflict with or violate any provisions of any contracts or agreements to which such Stockholder is party or by which such Stockholder is bound.

ARTICLE V

TERMINATION

Section 5.1 Termination. This Agreement shall automatically terminate upon the last to occur of (a) the first (1st) anniversary of the Closing Date, (b) the Expiration Date and (c) the Standstill Termination Date. This Agreement and the provisions contained herein may be terminated prior to any such date by the mutual written agreement of the Stockholders (acting by Stockholder Majority) and the Company.

Section 5.2 Effect of Termination; Survival. In the event of any termination of this Agreement pursuant to Section 5.1, there shall be no further liability or obligation hereunder on the part of any Party, other than this Section 5.2 and Article VI, which provisions shall survive such termination; provided, however, that nothing contained in this Agreement (including this Section 5.2) shall relieve a Party from liability for any breach of any of its representations, warranties, covenants or agreements set forth in this Agreement to the extent occurring prior to such termination.

Section 5.3 Effectiveness. Notwithstanding anything to the contrary contained in this Agreement, (a) the Company’s and each Stockholder’s obligations hereunder shall be conditioned upon the occurrence of the Closing under the Merger Agreement, (b) this Agreement shall automatically be effective without any further action of the Parties at the Closing, and (c) and this Agreement shall not be effective until such Closing occurs. If the Merger Agreement is terminated in accordance with its terms, then this Agreement shall be void and of no further force or effect (and notwithstanding anything to the contrary herein, no party hereto shall have any rights or obligations with respect to this Agreement upon such termination).

ARTICLE VI

GENERAL PROVISIONS

Section 6.1 Expenses. Except as otherwise expressly provided herein, all fees and expenses incurred in connection with this Agreement and the actions contemplated hereby shall be paid by the Party incurring such fees or expenses.

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Section 6.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally or by e-mail (provided that no notice is received by the electronic mail sender within one (1) hour thereafter indicating that such electronic mail was undeliverable or otherwise not delivered), (ii) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (iii) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

If to the Company, to:

MasterCraft Boat Holdings, Inc.

100 Cherokee Cove Drive

Vonore, Tennessee 37885

Attention: Brad Nelson; Scott Kent

Email: ****, ****

with copies to:

King & Spalding LLP

1180 Peachtree Street, NE, Suite 1600

Atlanta, Georgia 30309

Attention: Keith M. Townsend; Robert J. Leclerc; Zachary Davis

E-mail: KTownsend@kslaw.com; RLeclerc@kslaw.com; ZDavis@kslaw.com

If to any Stockholder, to:

LOR, Inc.

c/o RFA Management Company, LLC

1908 Cliff Valley Way NE

Atlanta, GA 30329

Attention: Callum C. Macgregor

Email: ****

with copies to:

McDermott Will & Schulte LLP

444 West Lake Street, Suite 4000

Chicago, IL 60606

Attention: Eric Orsic and Michael Sorrow

E-mail: eorsic@mcdermottlaw.com; msorrow@mcdermottlaw.com

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Section 6.3 Definitions. For purposes of this Agreement, the following terms have the meanings indicated:1

“Affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person; provided that neither the Company nor any of its Affiliates shall be deemed an Affiliate of any Stockholders or their Affiliates.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Beneficial Ownership” and related terms such as “Beneficially Owned”, “Beneficially Own” or “Beneficial Owner” have the meaning given such terms in Rule 13d-3 and Rule 13d-5 under the Exchange Act and a Person’s Beneficial Ownership of Capital Stock shall be calculated in accordance with the provisions of such Rules.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in New York City.

“Bylaws” means the Fourth Amended and Restated Bylaws of the Company, as may be amended from time to time.

“Capital Stock” means any and all shares of common stock, preferred stock or other forms of voting equity securities authorized and issued by the Company and any instruments convertible into or exercisable or exchangeable for any of the foregoing (including any options or swaps).

“Charter” means the Amended and Restated Certificate of Incorporation of the Company, as may be amended from time to time.

“Closing” has the meaning ascribed to such term in the Merger Agreement.

“Closing Date” has the meaning ascribed to such term in the Merger Agreement.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company Board” means the Board of Directors of the Company.

“Contested Solicitation” shall mean any solicitation for the election of directors subject to Rule 14a-12(c) promulgated by the Commission under the Exchange Act.

“Departing Director” has the meaning set forth in Section 2.4(b).

“Director” means a member of the Company Board.

“Election Meeting” has the meaning set forth in Section 2.3.

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Note to Draft: Any terms defined in this Section 6.3 that are also defined in the Merger Agreement will be updated immediately prior to Closing to reflect the final definitions in the Merger Agreement.

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“Enforceability Exceptions” has the meaning ascribed to such term in the Merger Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as in effect from time to time.

“Exchange Rules” means the listing rules of any stock exchange on which the Company’s common stock is then listed.

“Expiration Date” means the date at which the Stockholders cease to Beneficially Own, in the aggregate, at least ten percent (10.0%) of total voting power of the outstanding Capital Stock.

“Family Designee” has the meaning set forth in Section 2.2.

“Governance Committee” means the Nominating and Corporate Governance Committee of the Company Board.

“Governmental Entity” means any supranational, national, federal, state, county, municipal, local or foreign government or other political subdivision thereof, any court, any public or private arbitrator or arbitral body, any entity or instrumentality exercising executive, legislative, judicial, regulatory, taxing, administrative, prosecutorial or arbitral functions of or pertaining to government, or any other governmental or quasi-governmental authority of any nature or any political or other subdivision or part of any of the foregoing or any self-regulatory organization, in each case of competent jurisdiction and with authority to act with respect to the matter in question.

“Holder Affiliated Group” means the Persons listed on Exhibit B hereto.

“Independent Designee” has the meaning set forth in Section 2.2.

“Law” means any international, national, provincial, state, municipal, local and common laws, treaties, statutes, acts, ordinances, codes, rules, regulations or Orders of any Governmental Entity.

“Lien” means any lien, mortgage, pledge, security interest, charge, claim, option, right of first refusal, encumbrance or other restriction or limitation of any nature whatsoever.

“Lock-Up Termination Date” has the meaning set forth in Section 1.1(a).

“Merger Agreement” has the meaning set forth in the recitals to this Agreement.

“Merger Sub I” has the meaning set forth in the recitals to this Agreement.

“Merger Sub II” has the meaning set forth in the recitals to this Agreement.

“Necessary Action” means, with respect to any Party and a specified result, reasonable best efforts (to the extent such actions are permitted by Law and within such Party’s control) necessary to cause such result, including (a) voting or providing a written consent or proxy with respect to the Company’s common stock Beneficially Owned by such Party, (b) causing the adoption of stockholders’ resolutions, (c) executing agreements and instruments, and (d) making, or causing to be made, with governmental, administrative or regulatory authorities, all filings, registrations or similar actions that are required to achieve such result.

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“Order” means any judgment, order, decision, writ, injunction, decree, legal or arbitration award, ruling, SEC requirement or settlement or consent agreement, in each case, by or with a Governmental Entity.

“Party” and “Parties” have the meanings set forth in the preamble to this Agreement.

“Permitted Transfer” has the meaning set forth in Section 1.1(b).

“Permitted Transferee” means a transferee in a Permitted Transfer.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Proceedings” means all actions, suits, claims (or counterclaims), hearings, arbitrations, investigations, inquiries, litigations, mediations, grievances, audits, examinations or other proceedings, in each case, by or before any Governmental Entity.

“Registration Rights Agreement” means that certain Registration Rights Agreement, by and among the Company and the Stockholders, dated as of the date hereof.

“Replacement Director” has the meaning set forth in Section 2.4(b). At such time as a Replacement Director is elected, under the terms of this Agreement, to serve as a Director, such Replacement Director shall be deemed a Stockholder Director for purposes of this Agreement.

“Representatives” means, as to any Person, such Person’s directors, officers, employees, affiliates, accountants, consultants, legal counsel, investment bankers, advisors, agents and other representatives.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, as in effect from time to time.

“Stockholder” has the meaning set forth in the preamble to this Agreement.

“Shares” means any shares of capital stock of the Company Beneficially Owned by a Stockholder.

“Stockholder Direction” means any nomination, designation, appointment, removal, replacement, consent or other action or instruction taken by the Stockholders, which shall be effective if approved by Stockholder Majority.

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“Stockholder Majority” means, as of any time of determination, the affirmative vote or written direction of the Stockholders that collectively Beneficially Own, in the aggregate, more than fifty percent (50%) of the Capital Stock then Beneficially Owned by all Stockholders.

“Standstill Termination Date” means the earlier of (a) the second anniversary of the Closing Date and (b) the date on which the Stockholders cease to Beneficially Own, in the aggregate, at least fifteen percent (15%) of the total voting power of the outstanding Capital Stock.

“Transfer” means the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to, any security, or (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise.

“Voting Agreement” means that certain Voting Agreement, by and among the Company and the Stockholders party thereto, dated as of the date hereof.

Section 6.4 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 6.5 Mutual Drafting; Interpretation. Each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Articles”, “Exhibits” and “Annexes” are intended to refer to Sections and Articles of this Agreement and Exhibits and Annexes to this Agreement. The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular Section or Article in which such words appear. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. If the last day of a period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement is not a Business Day, the period shall end on the immediately following Business Day.

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Section 6.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any such term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner that will achieve, to the maximum extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 6.7 Entire Agreement. This Agreement constitutes the entire agreement of the Parties and supersedes all prior agreements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof.

Section 6.8 Assignment. Except for a Transfer in accordance with Section 1.1(b), neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any Party without the prior written consent of the other Parties, and any such assignment without such prior written consent shall be null and void ab initio. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 6.9 Further Assurances. Each of the Parties agrees that it will use its reasonable best efforts to do all things reasonably necessary to effectuate this Agreement.

Section 6.10 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement and all claims and causes of action arising in connection herewith shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Each of the Parties irrevocably agrees that any Proceeding with respect to this Agreement and the rights and obligations arising in connection herewith or any claim or cause of action arising in connection with this Agreement or the negotiation hereof, and any Proceeding for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other Party or its successors or assigns, will be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery does not have subject matter jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the Parties hereby irrevocably submits with regard to any such Proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to or arising from this Agreement or any of the transactions contemplated hereby or the negotiation hereof in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any Proceeding with respect to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 6.10, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether

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through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the Proceeding in such court is brought in an inconvenient forum, (B) the venue of such Proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the Parties agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 6.2 and agrees that service made in such manner shall have the same legal force and effect as if served upon such Party personally within the State of Delaware. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by applicable Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.10(c).

Section 6.11 Counterparts. This Agreement may be signed in any number of counterparts, including by facsimile or other electronic transmission, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Until and unless each of the parties shall have received counterparts hereof signed by the other Parties, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Subject to Section 5.3, the exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 6.12 Specific Performance. The Parties agree that if the Company or Stockholders were to breach any of their respective obligations under this Agreement, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and accordingly, (a) the Parties shall be entitled to an injunction or injunctions to prevent or remedy breaches of this Agreement and to specific performance of the terms hereof, in each case in the Delaware Court of Chancery or, if such court shall not have jurisdiction, in any federal court located in the State of Delaware or any Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity, (b) the Parties waive any

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requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and (c) the Parties will waive, in any action for specific performance, the defense of adequacy of a remedy at law. The pursuit by any Party of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such Party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by a Party in the case of a breach of this Agreement.

Section 6.13 Amendment; Reliance. No provision of this Agreement may be amended, modified, or waived unless such amendment, modification or waiver is approved in writing by the Company and Stockholder Majority. The Company shall be entitled to conclusively rely on any written communication or document sent to the Company and related to the subject matter of this Agreement by any officer of LOR, Inc. as constituting the “Stockholder Majority” for all purposes of this Agreement. In connection with or immediately following Closing, the Parties shall update Exhibit A solely to include the number of shares of common stock of the Company owned by each Stockholder (as a result of the consummation of the Mergers) and the Parties shall be permitted to make such update without the requirement or formality of a separate written instrument.

Section 6.14 Waiver. The Company may extend the time for the performance of any of the obligations or other acts of the other Parties, waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto, and waive compliance by the other Parties with any of the agreements or covenants contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Company, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Section 6.15 Non-Recourse. This Agreement may only be enforced against, and any claim, action, suit or other Proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the Persons that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, trustee, beneficiary, settlor, agent, attorney, representative or affiliate of any Stockholder shall (unless itself a Stockholder) have any liability (whether in contract or in tort) for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim or proceeding (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby.

Section 6.16 Public Announcements. So long as this Agreement is in effect, each Stockholder shall not issue any press release or make any public statement with respect to the Mergers or the Merger Agreement without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or Governmental Entity to which such Stockholder is subject, in which case, to the extent permitted by applicable Law and practicable under the circumstances, such Stockholder proposing to issue such press release or make such public announcement shall consult in good faith with the Company

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before making any such public announcement, (b) statements consistent in all material respects with any release, disclosure or other public statement previously made by the Company on or after the date of this Agreement or (c) with respect to any Proceedings between or among any Stockholder and the Company relating to a dispute between or among any Stockholder and the Company with respect to the Merger Agreement, this Agreement or the transactions contemplated hereby or thereby.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed, as of the date first written above, by their respective officers thereunto duly authorized.

MASTERCRAFT BOAT HOLDINGS, INC.

By:	/s/ Bradley M. Nelson
	Name:	Bradley M. Nelson
	Title:	Chief Executive Officer

[Signature Page to Stockholders’ Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed, as of the date first written above, by their respective officers thereunto duly authorized.

/s/ Gary W. Rollins
Gary W. Rollins

[Signature Page to Stockholders’ Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed, as of the date first written above, by their respective officers thereunto duly authorized.

R. Randall Rollins Voting Trust U/A dated August 25, 1994

By:	/s/ Amy R. Kreisler
Name:	Amy R. Kreisler
Title:	Co-Trustee

By:	/s/ Pamela R. Rollins
Name:	Pamela R. Rollins
Title:	Co-Trustee

By:	/s/ Timothy C. Rollins
Name:	Timothy C. Rollins
Title:	Co-Trustee

[Signature Page to Stockholders’ Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed, as of the date first written above, by their respective officers thereunto duly authorized.

LOR, Inc.

By:	/s/ Gary W. Rollins
Name:	Gary W. Rollins
Title:	President

[Signature Page to Stockholders’ Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed, as of the date first written above, by their respective officers thereunto duly authorized.

RCTLOR, LLC

By: LOR, Inc.
Its: Manager

By:	/s/ Gary W. Rollins
Name: Gary W. Rollins
Title: President

[Signature Page to Stockholders’ Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed, as of the date first written above, by their respective officers thereunto duly authorized.

Rollins Holding Company, Inc.

By:	/s/ Gary W. Rollins
Name:	Gary W. Rollins
Title:	President

[Signature Page to Stockholders’ Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed, as of the date first written above, by their respective officers thereunto duly authorized.

WNEG Investments, L.P.

By:	WNEG Management Company, LLC
Its:	General Partner

By:	/s/ Gary W. Rollins
Name: Gary W. Rollins
Title:	Sole Manager and Member

[Signature Page to Stockholders’ Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed, as of the date first written above, by their respective officers thereunto duly authorized.

RFT Investment Company, LLC

By: LOR, Inc.
Its: Manager

By:	/s/ Gary W. Rollins
Name:	Gary W. Rollins
Title:	President

[Signature Page to Stockholders’ Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed, as of the date first written above, by their respective officers thereunto duly authorized.

/s/ Amy R. Kreisler
Amy R. Kreisler

[Signature Page to Stockholders’ Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed, as of the date first written above, by their respective officers thereunto duly authorized.

The Gary W. Rollins Revocable Trust

By:	/s/ Gary W. Rollins
Name:	Gary W. Rollins
Title:	Trustee

[Signature Page to Stockholders’ Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed, as of the date first written above, by their respective officers thereunto duly authorized.

/s/ Pamela R. Rollins
Pamela R. Rollins

[Signature Page to Stockholders’ Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed, as of the date first written above, by their respective officers thereunto duly authorized.

/s/ Timothy C. Rollins
Timothy C. Rollins

[Signature Page to Stockholders’ Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed, as of the date first written above, by their respective officers thereunto duly authorized.

RFA Management Company, LLC

By:	LOR, Inc.
Its:	Manager

By:	/s/ Gary W. Rollins
Name:	Gary W. Rollins
Title:	President

[Signature Page to Stockholders’ Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed, as of the date first written above, by their respective officers thereunto duly authorized.

The Margaret H. Rollins 2014 Trust

By:	Nevada Oversight, Inc.
Its:	Trustee

By:	/s/ Wesley N. Slagle
Name:	Wesley N. Slagle
Title:	President

[Signature Page to Stockholders’ Agreement]

EXHIBIT A

Stockholders

EXHIBIT B

Holder Affiliated Group

Exhibit 10.3

Execution Version

REGISTRATION RIGHTS AGREEMENT

dated as of February 5, 2026

by and between

MASTERCRAFT BOAT HOLDINGS, INC.

and

LOR, INC.

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is entered into as of February 5, 2026, by and between MasterCraft Boat Holdings, Inc., a Delaware corporation (the “Company”), and LOR, Inc., a Georgia corporation (the “Holder”). Capitalized terms used herein shall have the meaning assigned to such terms in the text of this Agreement and in Section 1.

WHEREAS, the parties hereto are entering into this Agreement in consideration of the representations, covenants and warranties contained herein.

NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual promises hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

AGREEMENT

1. Definitions and Interpretations

(a) Definitions. As used in this Agreement, the following capitalized terms shall have the following respective meanings:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with, such Person.

“Agreement” has the meaning given to such term in the preamble, as the same may be amended, supplemented or restated from time to time.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in New York City.

“Closing” has the meaning given to such term in the Merger Agreement.

“Closing Date” has the meaning given to such term in the Merger Agreement.

“Company” has the meaning given to such term in the preamble.

“control” (including the terms “controlling,” “controlled by,” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“Covered Person” has the meaning given to such term in Section 5(a).

“Effectiveness Period” has the meaning given to such term in Section 3(a)(ii).

“Equity Securities” means (a) any and all shares of common stock or other equity securities of the Company, (b) securities of the Company convertible into, or exchangeable or exercisable for, such shares, and (c) options, warrants or other rights to acquire such shares of common stock or other equity securities.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor statute thereto and the rules and regulations of the SEC promulgated thereunder.

“FINRA” means the Financial Industry Regulatory Authority.

“Free Writing Prospectus” has the meaning given to such term in Section 4(a).

“Holdback Period” means, with respect to any registered offering of Company securities, (a) with respect to the Holder and any Holder Affiliated Group member, for a period as reasonably requested by the managing underwriter(s) (not to exceed ninety (90) days) (unless a longer period is requested by the managing underwriter(s) and agreed to by the Holder and the Company) after and during the ten (10) days before the effective date of the related registration statement or, in the case of an Underwritten Shelf Takedown, for a period as reasonably requested by the managing underwriter(s) (not to exceed ninety (90) days) (unless a longer period is requested by the managing underwriter(s) and agreed to by the Holder and the Company) after the date of the prospectus supplement filed with the SEC in connection with such takedown and during such prior period (not to exceed ten (10) days) as the Company has given reasonable written notice to the Holder, and (b) with respect to the Company and its affiliates, for a period as reasonably requested by the managing underwriter(s) (not to exceed ninety (90) days) (unless a longer period is requested by the managing underwriter(s) and agreed to by the Company) after and during the ten (10) days before the effective date of the related registration statement or, in the case of an Underwritten Shelf Takedown, for a period as reasonably requested by the managing underwriter(s) (not to exceed ninety (90) days) (unless a longer period is requested by the managing underwriter(s) and agreed to by the Company) after the date of the prospectus supplement filed with the SEC in connection with such takedown and during such prior period (not to exceed ten (10) days).

“Holder” has the meaning given to such term in the preamble.

“Holder Affiliated Group” means the Holder, the Persons listed on Exhibit A hereto and any Permitted Transferee to whom the rights under this Agreement are transferred pursuant to Section 8(d).

“Indemnified Party” has the meaning given to such term in Section 5(c).

“Indemnifying Party” has the meaning given to such term in Section 5(c).

“Initial Lock-Up Period” means the date that is six calendar months following the Closing Date.

[1]	To be 6th month anniversary of the Closing Date.

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“Inspector” has the meaning given to such term in Section 4(m).

“Losses” has the meaning given to such term in Section 5(a).

“Merger Agreement” means that certain Agreement and Plan of Merger, dated as of February 5, 2026, by and between the Company, Titan Merger Sub 1, Inc., Titan Merger Sub 2, LLC and Marine Products Corporation (as it may be amended, supplemented, restated or otherwise modified from time to time).

“Parties” means the parties to this Agreement.

“Permitted Transferee” means, (a) with respect to any member of the Holder Affiliated Group, any person that is or becomes a member of the same reporting “group” (within the meaning of Section 13(d)(3) of the Exchange Act, as amended) as such member, (b) with respect to any member of the Holder Affiliated Group that is a corporation, limited liability company or partnership, any shareholder, member, partner or other equity holder of such member that receives Registrable Securities in a distribution from it for no consideration, and (c) with respect to any member of the Holder Affiliated Group that is a trust or an estate, any beneficiary of such member that receives Registrable Securities in a distribution from it for no consideration.

“Person” means any individual, partnership, joint venture, corporation, limited liability company, trust, unincorporated organization, government or any department or agency thereof or any other entity.

“Prospectus” means the prospectus included in any Registration Statement (including a prospectus that discloses information previously omitted from a prospectus filed as part of an effective Registration Statement in reliance upon Rule 430A or Rule 430B promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, relating to Registrable Securities, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such prospectus.

“Records” has the meaning given to such term in Section 4(m).

“Registrable Securities” means (a) any Equity Securities beneficially held by a member of the Holder Affiliated Group as of the Closing Date, including any such Equity Securities transferred to a Permitted Transferee in accordance with Section 8(d), and (b) any other Company equity securities or equity interests issued or issuable, directly or indirectly, with respect to the securities described in clause (a) by way of conversion or exchange thereof or stock dividends, stock splits or in connection with a combination of shares, reclassification, recapitalization, merger, consolidation, other reorganization or similar event. As to any particular Registrable Securities, once issued, such securities shall cease to be Registrable Securities when (i) they are disposed of pursuant to an effective Registration Statement under the Securities Act, (ii) the Holder Affiliated Group’s aggregate beneficial ownership of the Company’s outstanding common stock is less than five percent (5%); (iii) such securities have been sold to the public pursuant to Rule 144 (or another exemption from registration under the Securities Act), (iv) they have ceased to be outstanding, or (v) they have been sold in a private transaction in which the transferor’s rights under this Agreement are not assigned to the transferee of the securities.

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“Registration Statement” means any registration statement of the Company filed with the SEC under the Securities Act which permits the offering of any Registrable Securities pursuant to the provisions of this Agreement, including any Prospectus, Free Writing Prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

“Rule 144” means Rule 144 under the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

“SEC” means the U.S. Securities and Exchange Commission or any other federal agency at the time administering the Securities Act or the Exchange Act.

“Securities Act” means the Securities Act of 1933, as amended, and any successor statute thereto and the rules and regulations of the SEC promulgated thereunder.

“Shelf” has the meaning given to such term in Section 3(a)(i).

“Subsidiary” means (i) any corporation of which a majority of the securities entitled to vote generally in the election of directors thereof, at the time as of which any determination is being made, are owned by another entity, either directly or indirectly and (ii) any joint venture, general or limited partnership, limited liability company or other legal entity in which an entity is the record or beneficial owner, directly or indirectly, of a majority of the voting interests or the general partner.

“Suspension Event” has the meaning given to such term in Section 3(f).

“Trading Day” means a day on which the principal trading market for the Company’s common stock is open for trading.

“Transfer” means to sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, directly or indirectly, whether voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Equity Securities beneficially owned by a Person or any interest in any Equity Securities beneficially owned by a Person. In the event that any member of the Holder Affiliated Group that is a corporation, partnership, limited liability company or other legal entity (other than an individual, trust or estate) ceases to be, directly or indirectly, controlled by the Person controlling such member as of the Closing Date or a Permitted Transferee thereof, such event will be deemed to constitute a “Transfer” as such term is used herein.

“Underwritten Offering” means an offering registered under the Securities Act in which securities of the Company are sold to one or more underwriters on a firm commitment or best efforts basis pursuant to the terms of an underwriting agreement for reoffering to the public (including any block trade or bought deal).

“Underwritten Shelf Takedown” has the meaning given to such term in Section 3(b).

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“VWAP” means, with respect to the Company’s common stock, the volume-weighted average price per share as reported by Bloomberg (or, if unavailable, another nationally recognized source reasonably selected by the Company) for the principal trading market of the Company’s common stock. For purposes of Section 3(b)(ii), the “5-Day VWAP” means the arithmetic average of the daily VWAP for the five (5) consecutive Trading Days ending on (and including) the Trading Day immediately prior to the Holder’s delivery of the Underwritten Demand Notice as specified in Section 3(b)(ii).

(b) Interpretations. For purposes of this Agreement, unless otherwise noted:

(i) All references to laws, rules, regulations and forms in this Agreement shall be deemed to be references to such laws, rules, regulations and forms, as amended from time to time or, to the extent replaced, the comparable successor laws, rules, regulations and forms thereto in effect at the time.

(ii) All references to agencies, self-regulatory organizations or governmental entities in this Agreement shall be deemed to be references to the comparable successor thereto.

(iii) All references to agreements and other contractual instruments shall be deemed to be references to such agreements or other instruments as they may be amended, waived, supplemented or modified from time to time.

(iv) All references to any amount of securities (including Registrable Securities) shall be deemed to be a reference to such amount measured on an as-converted or as- exercised basis.

(v) The term “including” means “including without limitation”; the term “days” means “calendar days”; and terms such as “herein,” “hereof” and words of similar import refer to this Agreement as a whole.

2. Incidental Registrations.

(a) Right to Include Registrable Securities. If, following the Closing Date, the Company determines to register its Equity Securities under the Securities Act (excluding (1) a registration statement filed by the Company on Form S-4, Form S-8, or any successor or other forms promulgated for similar purposes or (2) a registration statement filed solely in connection with an exchange offer or any employee benefit or dividend reinvestment plan), in connection with an Underwritten Offering that is expected to be consummated after the expiration of the Initial Lock-Up Period, whether or not for sale for its own account, in a manner which would permit registration of Registrable Securities that are not otherwise registered for sale to the public under the Securities Act, the Company shall, at each such time, give prompt written notice (but in no event less than fifteen (15) days prior to the proposed date of submission or filing of the applicable Registration Statement) to the Holder of its intention to do so and of the Holder’s rights under this Section 2. Upon the written request of the Holder made within ten (10) days after the receipt of any such notice (which request shall specify the Registrable Securities intended to be disposed of by the Holder Affiliated Group, the owners thereof, and the intended method or methods of disposition thereof), the Company shall use reasonable best efforts to effect the registration under

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the Securities Act of all Registrable Securities which the Company has been so requested to register by the Holder, to the extent required to permit the disposition of the Registrable Securities so to be registered; provided that (i) if, at any time after giving written notice of its intention to register any securities and prior to the effective date of the Registration Statement filed in connection with such registration, the Company determines for any reason not to proceed with the proposed registration of the securities to be sold by it, the Company shall give written notice of such determination to the Holder and thereupon will be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from its obligation to pay the expenses in connection therewith) without prejudice to the rights of the Holder to request that such registration be effected as a registration under Section 3, (ii) all members of the Holder Affiliated Group including Registrable Securities in the Company’s registration must sell their Registrable Securities to the underwriters selected by the Company on the same terms and conditions as apply to the Company and the other holders selling Equity Securities in such Underwritten Offering, with such differences, including any with respect to indemnification and liability insurance, as may be customary or appropriate in combined primary and secondary offerings, and (iii) the aggregate dollar amount of securities to be included by the Holder Affiliated Group must be at least $200,000. Any member of the Holder Affiliated Group that has Registrable Securities included in an offering pursuant to this Section 2 shall be permitted to withdraw from such offering by written notice to the Company (x) at least three (3) days prior to the earlier of the anticipated filing date of the “red herring” Prospectus, if applicable, and the anticipated pricing date, or (y) in the case of any offering without a “red herring” Prospectus, at least three (3) days prior to the effective date of the Registration Statement filed in connection with such registration or offering.

(b) Priority in Incidental Registrations. The Company shall use reasonable best efforts to cause the managing underwriter(s) of a proposed Underwritten Offering to include all of the Registrable Securities so requested by the Holder on the same terms and conditions as any other Equity Securities included in the Underwritten Offering. Notwithstanding the foregoing, if the managing underwriter(s) of such Underwritten Offering have informed the Company in writing that in its good faith opinion the total number or dollar amount of securities that the Holder Affiliated Group, the Company and any other securityholders intend to include in such Underwritten Offering is likely to have a material adverse effect on the timing, price or distribution of such Underwritten Offering, then there shall be included in such Underwritten Offering the number or dollar amount of Registrable Securities that in the good faith opinion of such managing underwriter(s) can be sold without having such material adverse effect on such Underwritten Offering, and such number of Registrable Securities shall be reduced and allocated as follows:

(i) in the case of a registration initiated by the Company to register securities for its own account and not for any securityholder: first, all securities of the Company requested to be included by the Company in such registration; second, if any capacity remains, the securities of the Company requested to be included by the Holder, in the amounts allowed by the managing underwriters, allocated among the members of the Holder Affiliated Group as shall be determined by the Holder; third, if any capacity remains, the securities of the Company requested to be included by other holders of securities requesting such registration, in the amounts allowed by the managing underwriters, pro rata among such holders on the basis of the percentage of securities requested to be included in such registration by such holders and

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(ii) in any offering initiated by a party to an agreement providing such party with demand registration rights exercising its rights under such agreement: first, all securities of the Company requested to be included in such registration by such party; second, if any capacity remains, the securities of the Company requested to be included by the Holder, in the amounts allowed by the managing underwriters, allocated among the members of the Holder Affiliated Group as shall be determined by the Holder; and third, if any capacity remains, the securities of the Company requested to be included by any other holder of securities requesting such registration, in the amounts allowed by the managing underwriters, pro rata among such holders on the basis of the percentage of the securities requested to be included in such registration by such holders.

3. Shelf Registration.

(a) Filing.

(i) The Company shall use reasonable best efforts to prepare and file no later than one hundred and twenty (120) days after the Closing Date a registration statement for a shelf registration in accordance with Rule 415 under the Securities Act on Form S-3 (or if Form S-3 is not available, on Form S-1, if available) (a “Shelf”) covering the issuance (if applicable) and the resale of all the Registrable Securities then outstanding on a delayed or continuous basis (and which may also cover any other securities of the Company) and shall use reasonable best efforts to have such Shelf declared effective as soon as reasonably practicable after the filing thereof, but in any event no later than one day prior to the expiration of the Initial Lock-Up Period. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, the Holder.

(ii) During the term of this Agreement commencing on the Closing Date, the Company shall, subject to Section 3(f), maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities (the “Effectiveness Period”).

(iii) Subject to Section 3(f), if any Shelf ceases to be effective under the Securities Act for any reason at any time during the Effectiveness Period, the Company shall use reasonable best efforts to, as promptly as is reasonably practicable, cause such Shelf to again become effective under the Securities Act (including using reasonable best efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf) and shall use reasonable best efforts to, as promptly as is reasonably practicable, amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional Shelf registering the resale of all Registrable Securities then outstanding, and pursuant to any method or combination of methods legally available to, and requested by, the Holder. Subject to Section 3(f), if an additional Shelf is filed, the Company shall use its reasonable best efforts to (a) cause such additional Shelf to become effective under the Securities Act as soon as reasonably practicable after such filing (it being agreed that the additional Shelf shall be an automatic

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shelf registration statement (as defined in Rule 405 under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 under the Securities Act) at the most recent applicable eligibility determination date) and (b) keep such additional Shelf continuously effective, usable and in compliance with the provisions of the Securities Act until the end of the Effectiveness Period. If use of any Shelf should expire with respect to the resale of the Registrable Securities during the Effectiveness Period, the Company will take commercially reasonable action to permit the resale of the Registrable Securities to continue uninterrupted as contemplated in the expired Shelf, including by filing an additional Shelf relating to the Registrable Securities prior to the expiration of such Shelf.

(b) Requests for Underwritten Shelf Takedowns; Company Repurchase Right.

(i) At any time and from time to time during the term of this Agreement following expiration of the Initial Lock-Up Period when an effective Shelf is on file with the SEC, if the Holder delivers a written request (which request may be delivered prior to the expiration of the Initial Lock-Up Period with respect to an offering to be consummated after the expiration thereof) stating that the Holder or any member of the Holder Affiliated Group intends to sell all or any portion of the Registrable Securities in an Underwritten Offering (each, an “Underwritten Shelf Takedown”), then, subject to the terms of this Agreement, the Company shall take all actions reasonably required, including amending or supplementing the Shelf, to enable such Registrable Securities to be offered and sold as contemplated by such request; provided, however, that (A) the Company shall be required to effect no more than two (2) Underwritten Shelf Takedowns per calendar year (unless the Company, in its sole discretion, otherwise agrees to effect an additional Underwritten Shelf Takedown during such calendar year) and no more than ten (10) Underwritten Shelf Takedowns in total during the term of this Agreement; (B) each Underwritten Shelf Takedown must pertain to at least $25 million of Registrable Securities; and (C) no Underwritten Shelf Takedown may be requested within ninety (90) days of the date of the Prospectus supplement filed with respect to any prior Underwritten Shelf Takedown. All requests for Underwritten Shelf Takedowns shall be delivered not less than ten (10) days prior to the anticipated launch/pricing (the “Underwritten Demand Notice”), and shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown, the identities of the sellers, the intended method or methods of distribution thereof (including whether an underwritten deal, bought deal or block trade is contemplated), and any requested launch windows.

(ii) Upon receipt of an Underwritten Demand Notice:

(1) The Company may, by written notice delivered to the Holder within ten (10) days after receipt of the Underwritten Demand Notice and prior to public launch of the contemplated transaction, elect to purchase 100% of the Registrable Securities proposed to be sold in such Underwritten Shelf Takedown at a cash purchase price per share equal to the 5-Day VWAP, with closing of such repurchase to occur as promptly as practicable thereafter.

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(2) The Parties shall cooperate in good faith to implement any purchase pursuant to this Section 3(b)(ii), including executing customary documentation and effecting any necessary amendments or supplements to the Shelf or Prospectus solely to the extent required by applicable law. For the avoidance of doubt, (a) any repurchase by the Company pursuant to this Section 3(b)(ii) shall constitute an Underwritten Shelf Takedown for purposes of Section 3(b) and (b) any Company purchase pursuant to this Section 3(b)(ii) shall reduce the number of Registrable Securities included in the applicable Underwritten Shelf Takedown on a share-for-share basis.

(c) Priority in Underwritten Shelf Takedowns. If the managing underwriter(s) of an Underwritten Shelf Takedown advise the Company and the Holder in writing that in its good faith opinion the total number or dollar amount of securities that the Holder and the Company intend to include in such Underwritten Shelf Takedown is likely to have a material adverse effect on the timing, price or distribution of such Underwritten Shelf Takedown, then the Company shall include in such Underwritten Shelf Takedown, before including any securities proposed to be sold by the Company, the Registrable Securities that in the good faith opinion of such managing underwriter(s) can be sold without having such material adverse effect on such Underwritten Shelf Takedown, and such number of Registrable Securities shall be allocated as determined by the Holder.

(d) Selection of Underwriters. The Holder shall choose the lead underwriter to administer an Underwritten Shelf Takedown, subject to the consent of the Company, which shall not be unreasonably withheld. The right of any member of the Holder Affiliated Group to include Registrable Securities in an Underwritten Shelf Takedown pursuant to this Section 3 is conditioned upon such member’s participation in such underwriting and the inclusion of such member’s Registrable Securities in the underwriting, and upon each such member’s entering into (together with the Company and the other participating members) an underwriting agreement in customary form with the underwriter(s) selected for such underwriting (including pursuant to the terms of any over-allotment or “green shoe” option requested by the managing underwriter(s)); provided that no such member shall be required to sell more than the number of Registrable Securities that the Holder has requested the Company to include in any Underwritten Shelf Takedown with respect to such member; provided further that no such Person (other than the Company) shall be required to make any representations or warranties other than those related to title and ownership of, and power and authority to transfer, shares and the accuracy and completeness of statements made in a Registration Statement, Prospectus or other document in reliance upon, and in conformity with, written information prepared and furnished to the Company or the managing underwriter(s) by such Person pertaining exclusively to such Person.

(e) Withdrawal. Without prejudice to the rights described in Section 3(b), prior to the filing of the applicable “red herring” Prospectus or Prospectus supplement used for marketing such Underwritten Shelf Takedown, the Holder shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification to the Company and the managing underwriter(s) (if any) of their intention to withdraw from such Underwritten Shelf Takedown. If withdrawn, a request for an Underwritten Shelf Takedown shall constitute a request for an Underwritten Shelf Takedown for purposes of Section 3(b) unless the Holder reimburses the Company for all registration expenses with respect to such Underwritten Shelf Takedown in accordance with Section 6.

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(f) Suspension of Sales; Postponements in Requested Registrations. If the filing, initial effectiveness or continued use of a Registration Statement with respect to any Registrable Securities would require the Company to make a public disclosure of material nonpublic information, which disclosure in the good faith judgment of the board of directors of the Company (after consultation with external legal counsel) (i) would be required to be made in any Registration Statement so that such Registration Statement would not contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, (ii) would not be required to be made at such time but for the filing, effectiveness or continued use of such Registration Statement and (iii) would reasonably be expected to have a material adverse effect on the Company or its business or on the Company’s ability to effect a bona fide material proposed acquisition, disposition, financing, reorganization, recapitalization or similar transaction (collectively, “Suspension Events”), then the Company may, upon giving prompt written notice of such action to the Holder, delay the filing or initial effectiveness (but not the preparation) of, or suspend use of, such Registration Statement; provided that the Company shall be permitted to do so no more than twice in any 12-month period, for an aggregate period not to exceed one hundred twenty (120) days following notice of any such Suspension Event. In the event that the Company exercises its rights under the preceding sentence, the Holder shall, and shall use reasonable best efforts to cause all members of the Holder Affiliated Group that have Registrable Securities included on the Registration Statement to, suspend, promptly upon receipt of the notice referred to above, the use of any Prospectus relating to such registration in connection with any sale or offer to sell Registrable Securities. If the Company postpones registration of Registrable Securities or requires the Holder or a member of the Holder Affiliated Group to suspend any Underwritten Shelf Takedown, the Holder shall be entitled to withdraw its request for such Underwritten Shelf Takedown, and if it does so, such request shall not be treated for any purpose as the delivery of a request for an Underwritten Shelf Takedown and Holder shall not be required to reimburse the Company for any registration expenses with respect to such Underwritten Shelf Takedown. For the avoidance of doubt, nothing in Section 3(b)(ii) shall limit the Company’s rights under this Section 3(f).

4. Registration Procedures. Subject to Section 3(f), the Company shall cooperate with any member of the Holder Affiliated Group in the sale of Registrable Securities pursuant to Section 2 and Section 3, and shall, as soon as reasonably practicable:

(a) prepare and file, in each case as promptly as practicable, with the SEC a Registration Statement or Registration Statements on such form as shall be available for the sale of the securities to be included thereon in accordance with the intended method or methods of distribution thereof, and, if such Registration Statement is not automatically effective upon filing, use reasonable best efforts to cause such Registration Statement to be declared effective as soon as practicable and to remain effective as provided herein; provided, however, that before filing a Registration Statement or Prospectus or any amendments or supplements thereto (including a free writing prospectus under Rule 433 (a “Free Writing Prospectus”)) and, to the extent reasonably practicable, documents that would be incorporated by reference or deemed to be incorporated by reference in a Registration Statement filed in connection with an Underwritten Shelf Takedown

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prior to the effectiveness of the initial Registration Statement or the filing of a Prospectus with respect to any requested Underwritten Shelf Takedown, the Company shall furnish or otherwise make available to the Holder, its counsel and the managing underwriter(s) copies of all such documents proposed to be filed (including exhibits thereto), which documents will be subject to the reasonable review and comment of such Persons, and such other documents reasonably requested by such Persons, including any comment letter from the SEC, and, if requested by such Persons, provide such Persons reasonable opportunity to participate in the preparation of such Registration Statement and each Prospectus included therein and such other opportunities to conduct a reasonable investigation within the meaning of the Securities Act, including reasonable access to the Company’s books and records, officers, accountants and other advisors. The Company shall include comments to any Registration Statement and any amendments or supplements thereto from the Holder, its counsel, or the managing underwriters, as reasonably requested.

The Company shall not file any Registration Statement, Prospectus, Free Writing Prospectus or any amendments or supplements thereto (including such documents that, upon filing, would be incorporated or deemed incorporated by reference therein) with respect to an Underwritten Shelf Takedown to which the Holder, its counsel or the managing underwriter(s) objects in writing, unless the Company is advised by counsel that such filing is necessary to comply with applicable law;

(b) (i) prepare and file with the SEC such amendments and supplements to such Registration Statement and the Prospectus used in connection therewith and such Free Writing Prospectuses and Exchange Act reports as may be necessary to keep such Registration Statement continuously effective during the period provided herein, (ii) comply in all material respects with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement and (iii) cause the related Prospectus to be supplemented by any Prospectus supplement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of the securities covered by such Registration Statement, and as so supplemented, to be filed pursuant to Rule 424 (or any similar provisions then in force) under the Securities Act, in each case, until such time as all of such securities have been disposed of in accordance with the intended method or methods of disposition by the seller or sellers thereof set forth in such Registration Statement;

(c) notify the Holder, its counsel and the managing underwriter(s) promptly after the Company receives notice thereof (i) when a Prospectus or any Prospectus supplement or posteffective amendment or any Free Writing Prospectus has been filed, and, with respect to a Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the SEC or any other federal or state governmental authority for amendments or supplements to a Registration Statement or related Prospectus or for additional information, (iii) of the issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceedings for that purpose, (iv) if at any time the Company has reason to believe that the representations and warranties of the Company contained in any agreement (including any underwriting agreement) contemplated by Section 4(l) below cease to be true and correct, (v) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of such Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any proceeding for such

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purpose, and (vi) of the happening of any event that makes any statement made in such Registration Statement or related Prospectus, Free Writing Prospectus, amendment or supplement thereto, or any document incorporated or deemed to be incorporated therein by reference, as then in effect, untrue in any material respect or that requires the making of any changes in such Registration Statement, Prospectus or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and that, in the case of the Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(d) use reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction at the earliest practical date;

(e) if requested by the managing underwriter(s) or the Holder, promptly include in a Prospectus supplement or post-effective amendment such information as the managing underwriter or the Holder, as the case may be, may reasonably request in order to facilitate the disposition of the Registrable Securities in accordance with the intended method or methods of distribution of such securities set forth in the Registration Statement and make all required filings of such Prospectus supplement or such post-effective amendment as soon as reasonably practicable after the Company has received such request; provided, however, that the Company shall not have any obligation to modify any information if the Company reasonably believes in good faith that so doing would cause (i) the Registration Statement to contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Prospectus to contain an untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading;

(f) deliver to the Holder, its counsel, and the underwriters, without charge, as many copies of the Prospectus or Prospectuses (including each form of Prospectus) and each amendment or supplement thereto (including any Free Writing Prospectus) as such Persons may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities in accordance with the intended method or methods of disposition thereof; and the Company, subject to the last paragraph of this Section 4, hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the Holder and the underwriters in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any such amendment or supplement thereto;

(g) prior to any public offering of Registrable Securities, use reasonable best efforts to register or qualify or cooperate with the Holder, the underwriters, and their respective counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or blue sky laws of such jurisdictions within the United States as the Holder or underwriter reasonably requests in writing and to use reasonable best efforts to keep each such registration or qualification (or exemption therefrom) effective during the period such Registration Statement is required to be

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kept effective and to take any other action that may be necessary or advisable to enable the Holder to consummate the disposition of such Registrable Securities in such jurisdiction in accordance with the intended method or methods of disposition thereof; provided, however, that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 4(g), (ii) subject itself to taxation in any jurisdiction wherein it is not so subject or (iii) take any action that would subject it to general service of process in any such jurisdiction where it is not then so subject (other than service of process in connection with such registration or qualification or any sale of Registrable Securities in connection therewith);

(h) cooperate with the selling members of the Holder Affiliated Group and the managing underwriter(s) to facilitate the timely preparation and delivery of certificates (not bearing any legends) representing Registrable Securities to be sold and enable such Registrable Securities to be in such denominations and registered in such names as the managing underwriter(s), if any, or the selling members of the Holder Affiliated Group may request;

(i) subject to Section 3(f) above and upon the occurrence of any event contemplated by Section 4(c)(vi) above, promptly prepare a supplement or post-effective amendment to the Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(j) provide and cause to be maintained a transfer agent and registrar for all such Registrable Securities from and after the effective date of such Registration Statement. In connection therewith, if required by the Company’s transfer agent, the Company will promptly after the effective date of the Registration Statement, cause an opinion of counsel as to the effectiveness of the Registration Statement to be delivered to and maintained with such transfer agent, together with any other authorizations, certificates and directions required by the transfer agent which authorize and, in connection with an actual sale of such Registrable Securities, direct the transfer agent to issue such Registrable Securities without any legend upon sale by a member of the Holder Affiliated Group or the underwriter or managing underwriter under the Registration Statement;

(k) use reasonable best efforts to cause all shares of Registrable Securities covered by such Registration Statement to be listed on a national securities exchange if shares of the particular class of Registrable Securities are at that time listed on such exchange, prior to the effectiveness of such Registration Statement;

(l) enter into such agreements (including an underwriting agreement in form, scope and substance as is customary in Underwritten Offerings) and take all such other customary actions reasonably requested by the Holder (including those reasonably requested by the managing underwriter(s)) to expedite or facilitate the disposition of such Registrable Securities, and in connection therewith, (i) make such representations and warranties to the selling holders of such Registrable Securities and the underwriters with respect to the business of the Company and its

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Subsidiaries, and the Registration Statement, Prospectus and documents, if any, incorporated or deemed to be incorporated by reference therein, in each case, in form, substance and scope as are customarily made to underwriters in Underwritten Offerings, and, if true, confirm the same if and when reasonably requested, (ii) use reasonable best efforts to furnish to the selling holders of such Registrable Securities opinions of outside counsel (and/or internal counsel if acceptable to the managing underwriter(s)) to the Company and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the managing underwriters and counsel to the Holder), addressed to the Holder and each of the underwriters covering the matters customarily covered in opinions requested in Underwritten Offerings and such other matters as may be reasonably requested by such counsel and underwriters, (iii) use reasonable best efforts to obtain “cold comfort” letters and updates thereof from an independent registered public accounting firm with respect to the Company (and, if necessary, any other independent certified public accountants of any Subsidiary of the Company or of any business acquired by the Company for which financial statements and financial data are, or are required to be, included in the Registration Statement) who have certified the financial statements included in such Registration Statement, addressed to the Holder (unless such accountants shall be prohibited from so addressing such letters by applicable standards of the accounting profession) and each of the underwriters, such letters to be in customary form and covering matters of the type customarily covered in “cold comfort” letters in connection with Underwritten Offerings, (iv) enter into an underwriting agreement which contains indemnification provisions and procedures that are customary for underwriting agreements in connection with Underwritten Offerings; and (v) deliver such documents and certificates as may be reasonably requested by the Holder or its counsel, as the case may be, or the managing underwriters to evidence the continued validity of the representations and warranties made pursuant to Section 4(l)(i) and to evidence compliance with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company. The above shall be done at each closing under such underwriting or similar agreement, or as and to the extent required thereunder;

(m) upon reasonable notice, make available for inspection by a representative of the Holder, the underwriters participating in any such disposition of Registrable Securities, and any attorneys or accountants retained by the Holder or underwriter (collectively, the “Inspectors”) at the offices where normally kept, during reasonable business hours, all financial and other records, pertinent corporate documents and properties of the Company and its Subsidiaries (collectively, the “Records”), as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the officers, directors and employees of the Company and its Subsidiaries to supply all information in each case reasonably requested by any such representative, underwriter, attorney or accountant in connection with such Registration Statement; provided, however, that any information and Records that are not generally publicly available at the time of delivery of such information shall be kept confidential by the Inspectors unless (i) disclosure of such information or Records is required by court or administrative order, (ii) disclosure of such information or Records, in the opinion of counsel to such Inspector, is required by law or applicable legal process, (iii) such information or Records become generally available to the public other than as a result of a disclosure or failure to safeguard by such Inspector, (iv) such information or Records becomes available to such Inspector on a non-confidential basis from a source other than the Company that does not breach a confidentiality obligation to the Company, or (v) such information or Records are independently developed by such Inspector. In the case of a proposed disclosure pursuant to (i) or (ii) above, such Inspector shall be required to give the Company written notice of the proposed disclosure prior to such disclosure and, if requested by the Company, assist the Company in seeking to prevent or limit the proposed disclosure;

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(n) cause its officers to support the marketing of the Registrable Securities covered by the Registration Statement (including participation in such number of “road shows” and other customary marketing activities as the underwriter(s) reasonably request); provided that the Holder shall take into account the reasonable business requirements of the Company in determining the scheduling and duration of any road show;

(o) reasonably cooperate with each seller of Registrable Securities and each underwriter or agent participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA; and

(p) otherwise use reasonable best efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement, which earnings statement will satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations thereunder, including at the option of the Company, Rule 158 thereunder.

The Company may require each holder of Registrable Securities as to which any registration is being effected to furnish to the Company in writing such information required in connection with such registration regarding such seller and the distribution of such Registrable Securities as the Company may, from time to time, reasonably request and the Company may exclude from such registration the Registrable Securities of any Person who fails to furnish such information within a reasonable time after receiving such request. In addition, upon the reasonable request of the Company, the Holder shall reasonably cooperate with the Company to obtain historical financial statements and other information regarding Marine Products Corporation with respect to periods prior to the Closing Date as may be required to be included or incorporated by reference in any Registration Statement, Prospectus or related filing pursuant to this Agreement.

The Company shall not file or amend any Registration Statement with respect to any Registrable Securities, or file any amendment of or supplement to the Prospectus or any Free Writing Prospectus used in connection therewith, that refers to any member of the Holder Affiliated Group by name or otherwise identifies such member of the Holder Affiliated Group as the holder of any securities of the Company without the consent of such member of the Holder Affiliated Group, such consent not to be unreasonably withheld or delayed, unless and to the extent that such disclosure is required by law, rule or regulation, in which case the Company shall provide prompt written notice to such Holder prior to the filing of such amendment to any Registration Statement or amendment of or supplement to the Prospectus or any Free Writing Prospectus.

The Holder agrees, and shall use reasonable best efforts to cause each member of the Holder Affiliated Group to agree, that (A) without limiting the foregoing, no material nonpublic information obtained by such Person from the Company or pertaining to a Registration Statement will be used by such Person as the basis for any market transactions in securities of the Company or its Subsidiaries in violation of law, rule or regulation and (B) if the Holder or any such member

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of the Holder Affiliated Group has Registrable Securities covered by such Registration Statement, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 4(c)(ii), 4(c)(iii), 4(c)(iv), 4(c)(v) and 4(c)(vi) hereof, such Person will promptly discontinue disposition of such Registrable Securities covered by such Registration Statement or Prospectus until such Person’s receipt of the copies of the supplemented or amended Prospectus contemplated by Section 4(i) hereof or until it is advised in writing by the Company that the use of the applicable Prospectus may be resumed, and has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus.

5. Indemnification.

(a) Indemnification by the Company. Following the Closing Date, the Company shall, without limitation as to time, indemnify and hold harmless, to the fullest extent permitted by law, each member of the Holder Affiliated Group whose Registrable Securities are covered by a Registration Statement or Prospectus, the officers, directors, partners, members, managers, shareholders, accountants, attorneys, agents and employees of each of them, each Person who controls (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) each such Holder and the officers, directors, partners, members, managers, shareholders, accountants, attorneys, agents and employees of each such controlling Person, each underwriter, if any, and each Person who controls (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) such underwriter (each such Person being referred to herein as a “Covered Person”), from and against any and all losses, claims, damages, liabilities, costs (including costs of preparation and reasonable attorneys’ fees and any legal or other fees or expenses incurred by such party in connection with any investigation or proceeding), expenses, judgments, fines, penalties, charges and amounts paid in settlement (collectively, “Losses”), as incurred, arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Prospectus, offering circular, or other document (including any related Registration Statement, notification, or the like or Free Writing Prospectus or any amendment thereof or supplement thereto or any document incorporated by reference therein) incident to any such Registration Statement or Prospectus, or based on any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or any violation by the Company of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation thereunder applicable to the Company and relating to any action or inaction in connection with the related offering of Registrable Securities, and will reimburse each such Covered Person for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any such Loss, provided that the Company will not be liable in any such case to the extent that any such Loss arises out of or is based on any untrue statement or omission by such Covered Person relating to such Covered Person or its Affiliates (other than the Company or any of its Subsidiaries), but only to the extent that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such Registration Statement, Prospectus, offering circular, Free Writing Prospectus or any amendment thereof or supplement thereto, or any document incorporated by reference therein, or other document in reliance upon and in conformity with written information furnished to the Company by such Covered Person with respect to such Covered Person for use therein. It is agreed that the indemnity agreement contained in this Section 5(a) shall not apply to amounts paid in settlement of any such Loss or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably delayed or withheld).

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(b) Indemnification by Holders of Registrable Securities. As a condition to including any Registrable Securities in any Registration Statement filed in accordance with Section 4 hereof, the Company shall have received an undertaking reasonably satisfactory to it from the prospective seller of such Registrable Securities to indemnify, to the fullest extent permitted by law, severally and not jointly with any other seller of Registrable Securities, the Company, its officers, directors, accountants, attorneys, agents and employees, and each Person who controls (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) the Company, from and against all Losses arising out of or based on any untrue or alleged untrue statement of a material fact contained in any such Registration Statement, Prospectus, Free Writing Prospectus, offering circular, or other document, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company, such officers, directors, accountants, attorneys, agents, employees, and controlling persons for any legal or any other expenses reasonably incurred in connection with investigating or defending any such Loss, in each case to the extent, but only to the extent, that such untrue statement or omission is made in such Registration Statement, Prospectus, Free Writing Prospectus, offering circular, or other document in reliance upon and in conformity with written information furnished to the Company by such member of the Holder Affiliated Group with respect to such member for inclusion in such Registration Statement, Prospectus, offering circular or other document; provided, however, that the obligations of such Person hereunder shall not apply to amounts paid in settlement of any such Losses (or actions in respect thereof) if such settlement is effected without the consent of such Person (which consent shall not be unreasonably withheld); and provided, further, that the liability of each such Person shall be limited to the net proceeds received by such Person from the sale of Registrable Securities covered by such Registration Statement (less the aggregate amount of any damages which such Person has otherwise been required to pay in respect of such Loss or any substantially similar Loss arising from the sale of such Registrable Securities).

(c) Conduct of Indemnification Proceedings. If any Person shall be entitled to indemnity hereunder (an “Indemnified Party”), such Indemnified Party shall give prompt notice to the party from which such indemnity is sought (the “Indemnifying Party”) of any claim or of the commencement of any proceeding with respect to which such Indemnified Party seeks indemnification or contribution pursuant hereto; provided, however, that the delay or failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any obligation or liability except to the extent that the Indemnifying Party has been materially prejudiced by such delay or failure. The Indemnifying Party shall have the right, exercisable by giving written notice to an Indemnified Party promptly after the receipt of written notice from such Indemnified Party of such claim or proceeding, to, unless in the Indemnified Party’s reasonable judgment a conflict of interest between such Indemnified Party and the Indemnifying Party may exist in respect of such claim, assume, at the Indemnifying Party’s expense, the defense of any such claim or proceeding, with counsel reasonably satisfactory to such Indemnified Party; provided, however, that an Indemnified Party shall have the right to employ separate counsel in any such claim or proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless: (i) the Indemnifying Party agrees to pay such fees and expenses; or (ii) the Indemnifying Party fails promptly to assume, or in the event of

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a conflict of interest cannot assume, the defense of such claim or proceeding or fails to employ counsel reasonably satisfactory to such Indemnified Party; in which case the Indemnified Party shall have the right to employ counsel and to assume the defense of such claim or proceeding at the Indemnifying Party’s expense; provided that an Indemnifying Party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such Indemnifying Party with respect to such claim, unless in the reasonable judgment of any Indemnified Party a conflict of interest may exist between such Indemnified Party and any other Indemnified Parties with respect to such claim. Whether or not such defense is assumed by the Indemnifying Party, such Indemnifying Party will not be subject to any liability for any settlement made without its consent (but such consent will not be unreasonably withheld or delayed) or for fees and expenses that are not reasonable. The Indemnifying Party shall not consent to entry of any judgment or enter into any settlement that (x) does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release, in form and substance reasonably satisfactory to the Indemnified Party, from all liability in respect of such claim or litigation for which such Indemnified Party would be entitled to indemnification hereunder or (y) involves the imposition of equitable remedies or the imposition of any obligations on the Indemnified Party or adversely affects such Indemnified Party other than as a result of financial obligations for which such Indemnified Party would be entitled to indemnification hereunder.

(d) Contribution. If, following the Closing Date, the indemnification provided for in this Section 5 is unavailable to an Indemnified Party in respect of any Losses (other than in accordance with its terms), then each applicable Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party, on the one hand, and such Indemnified Party, on the other hand, in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party, on the one hand, and Indemnified Party, on the other hand, shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made (or omitted) by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent any such action, statement or omission.

The Parties agree that it would not be just and equitable if contribution pursuant to this Section 5(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 5(d), an Indemnifying Party that is a member of the Holder Affiliated Group shall not be required to contribute any amount in excess of the amount that such Indemnifying Party has otherwise been, or would otherwise be, required to pay pursuant to Section 5(b) by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

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Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with an Underwritten Offering are more favorable to the Company, on the one hand, or the members of the Holder Affiliated Group, on the other, in their capacities as Indemnified Parties, than the foregoing provisions, the provisions in the underwriting agreement shall control.

(e) Deemed Underwriter. To the extent that any member of the Holder Affiliated Group is, or would be expected to be, deemed to be an underwriter of Registrable Securities pursuant to any SEC comments or policies or any court of law or otherwise, the Company agrees that such member of the Holder Affiliated Group and its representatives shall be entitled to conduct the due diligence which would normally be conducted in connection with an offering of securities registered under the Securities Act, including receipt of customary opinions and comfort letters.

(f) Other Indemnification. Following the Closing Date, indemnification similar to that specified in the preceding provisions of this Section 5 (with appropriate modifications) shall be given by the Company and each seller of Registrable Securities with respect to any required registration or other qualification of securities under any federal or state law or regulation or governmental authority other than the Securities Act.

(g) Non-Exclusivity. The obligations of the Parties under this Section 5 shall be in addition to any liability which any Party may otherwise have to any other Party.

6. Registration Expenses. All fees and expenses incurred in the performance of or compliance with this Agreement by the Company shall be paid by the Company, including: (i) all registration and filing fees pertaining to Registrable Securities with respect to filings required to be made with the SEC, all applicable securities exchanges and FINRA, (ii) fees and expenses with respect to compliance with securities or blue sky laws, including any reasonable fees and disbursements of counsel for the underwriters in connection with blue sky qualifications of the Registrable Securities pursuant to Section 4(g)), (iii) printing expenses (including expenses of printing certificates for Registrable Securities in a form eligible for deposit with The Depository Trust Company and of printing Prospectuses if the printing of Prospectuses is requested by the managing underwriters or by the Holder), (iv) messenger, telephone and delivery expenses of the Company, (v) fees and disbursements of counsel for the Company and the fees and expenses of any Person, including special experts, retained by the Company, (vi) expenses of the Company incurred in connection with any road show, (vii) fees and disbursements of all independent registered public accounting firms referred to in Section 4(l) hereof (including the expenses of any “cold comfort” letters required by this Agreement) and any other persons, including special experts retained by the Company and fees and expenses of the transfer agent, (viii) all reasonable fees and disbursements of underwriters (other than those described in the next paragraph) customarily paid by issuers or sellers of securities and (ix) all other costs, fees and expenses incident to the Company’s performance or compliance with this Agreement, shall be borne by the Company whether or not any Registration Statement is filed or becomes effective.

In addition, the Company shall pay its internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit, and the fees and expenses incurred in connection with the listing of the securities to be registered on any securities exchange on which similar securities issued by the Company are then listed.

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The Company shall not be required to pay (i) fees and disbursements of any counsel, accountants or advisors retained by the Holder, any member of the Holder Affiliated Group, or by any underwriter (except as set forth above in Section 5), (ii) any underwriter’s fees (including discounts, commissions or fees of underwriters, selling brokers, dealer managers or similar securities industry professionals) relating to the distribution of the Registrable Securities, or (iii) any other expenses of the Holder or any member of the Holder Affiliated Group not specifically required to be paid by the Company pursuant to the first paragraph of this Section 6, and the Holder hereby undertakes to pay or reimburse the Company for any such amounts.

In addition, upon the closing of the first Underwritten Shelf Takedown requested by the Holder pursuant to this Agreement, the Holder shall pay $350,000 to the Company via wire transfer

7. Rule 144. The Company covenants that it will use reasonable best efforts to file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder (or, if the Company is not required to file such reports, it will, upon the request of the Holder, make publicly available such information so long as necessary to permit sales of Registrable Securities pursuant to Rule 144), and it will take such further action as the Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144. Upon the reasonable request of the Holder, the Company will deliver to the Holder a written statement as to whether it has complied with such requirements and, if not, the specifics thereof.

8. Miscellaneous.

(a) Termination. The provisions of this Agreement shall terminate upon the earliest to occur of (i) its termination by the written agreement of all Parties or their respective successors in interest, (ii) the date on which all Equity Securities held by members of the Holder Affiliated Group as of the Closing Date have ceased to be Registrable Securities, (iii) the dissolution, liquidation or winding up of the Company, and (iv) the fifteenth (15th) anniversary of the Closing Date; provided, however, that this Agreement shall renew automatically for a period of five (5) years unless either Party gives written notice of non-renewal at least two (2) years prior to the fifteenth (15th) anniversary of the Closing Date. Nothing herein shall relieve any Party from any liability for any breach of this Agreement. The provisions of Sections 5 and 6 shall survive any termination of this Agreement.

(b) Holdback Agreement. In consideration for the Company agreeing to its obligations under this Agreement, the Holder agrees that in connection with any underwritten offering of the Company’s securities it will (and agrees to use reasonable best efforts to cause each member of the Holder Affiliated Group to), upon the request of the underwriter(s) managing any such offering, and/or upon the request of the Company enter into a customary “lock-up” agreement not to effect (other than pursuant to such registration) any public sale or distribution of Registrable Securities or other Equity Securities owned by such Persons, including any sale pursuant to Rule 144, or make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of,

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or enter into any swap or other arrangement that transfers to another Person any of the economic consequences of ownership of, any Registrable Securities, any other Equity Securities of the Company or any securities convertible into or exchangeable or exercisable for any Equity Securities of the Company without the prior written consent of such underwriters or the Company during the applicable Holdback Period, with customary carve-outs. Each member of the Holder Affiliated Group shall be required to enter into an agreement with the Company acknowledging its obligations under this Section 8(b) in order to be allowed to participate in any underwritten offering pursuant to Section 2 or 3 hereof.

In connection with any Underwritten Shelf Takedown, the Company shall (x) not effect any public sale or distribution of any Equity Securities (or securities convertible into or exchangeable or exercisable for Equity Securities) (other than a registration statement (i) on Form S-4, Form S-8 or any successor forms promulgated for similar purposes, or (ii) filed in connection with an exchange offer or any employee benefit or dividend reinvestment plan) for its own account, during the applicable Holdback Period and (y) use reasonable best efforts to cause its directors and executive officers to enter into a customary “lock-up” agreement not to effect any public sale or distribution of Equity Securities, including, but not limited to, any sale pursuant to Rule 144, or make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of, or enter into any swap or other arrangement that transfers to another Person any of the economic consequences of ownership of, any Equity Securities or any securities convertible into or exchangeable or exercisable for any Equity Securities without the prior written consent of such underwriters during the applicable Holdback Period, with customary carve-outs.

Should the managing underwriter of any Company underwritten offering, including a registration pursuant to Section 3, request a longer holdback period, both Holder and the Company agree to negotiate in good faith with such managing underwriter to extend their holdback obligations under this section, and Holder agrees to use reasonable best efforts to cause each member of the Holder Affiliated Group to comply with any such agreed upon extension.

(c) Amendments and Waivers. This Agreement may be amended, and the parties hereto may take any action herein prohibited, or omit to perform any act herein required to be performed by them, only if any such amendment, action or omission to act has received the written consent of the Company and the Holder. The failure of any party to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms. Any member of the Holder Affiliated Group may waive (in writing) the benefit of any provision of this Agreement with respect to itself for any purpose. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the member granting such waiver in any other respect or at any other time.

(d) Successors, Assigns and Transferees. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties and their respective successors and assigns who agree in writing to be bound by the provisions of this Agreement. The rights of members of the Holder Affiliated Group hereunder may be assigned (but only with all related obligations set forth below, and provided that the rights of LOR, Inc. in its capacity as the Holder hereunder may not be assigned without the consent of the Company) in connection with a Transfer

21

of Registrable Securities to a Permitted Transferee of such member. Without prejudice to any other or similar conditions imposed hereunder with respect to such assignment, no assignment permitted under the terms of this Section 8(d) will be effective unless and until the Holder has delivered to the Company written notice that such Permitted Transferee has become a member of the Holder Affiliated Group. A Permitted Transferee to whom rights are assigned pursuant to this Section 8(d) may not again assign those rights to any other Permitted Transferee other than as provided in this Section 8(d). The Company may not assign this Agreement without the prior written consent of the Holder; provided, however, that the Company may assign this Agreement at any time in connection with a sale or acquisition of the Company, whether by merger, consolidation, sale of all or substantially all of the Company’s assets, or similar transaction, without the consent of the Holder so long as the successor or acquiring Person agrees in writing to assume all of the Company’s rights and obligations under this Agreement.

(e) Notices. All notices, requests and other communications to any party hereunder shall be in writing (including e-mail transmission if confirmed by telephone or return email, including automated return receipt) and shall be given:

If to the Company, to:

MasterCraft Boat Holdings, Inc.

100 Cherokee Cove Drive

Vonore, Tennessee 37885

Attention: Brad Nelson; Scott Kent

Email: ****, ****

with a copy (which shall not constitute notice) to:

King & Spalding LLP

1180 Peachtree Street NE

Atlanta, Georgia 30309

Attention: Keith Townsend, Robert Leclerc, Zachary Davis

Email: KTownsend@kslaw.com; RLeclerc@kslaw.com; ZDavis@kslaw.com if to Holder, to:

LOR, Inc.

c/o RFA Management Company, LLC

1908 Cliff Valley Way NE

Atlanta, GA 30329

Attention: Callum C. Macgregor

Email: ****

with a copy (which shall not constitute notice) to:

McDermott Will & Schulte LLP

444 West Lake Street, Suite 4000

Chicago, IL 60606

Attention: Eric Orsic and Michael Sorrow

Email: eorsic@mcdermottlaw.com; msorrow@mcdermottlaw.com

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other Parties.

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All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:30 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

(f) Further Assurances. At any time or from time to time after the Closing Date, the Parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the Parties hereunder.

(g) No Inconsistent Agreements. Following the Closing Date, the Company shall not enter into any agreement (or amend, modify or supplement any existing agreement) with respect to its securities which is inconsistent with or violates the rights granted to the Holder Affiliated Group in this Agreement.

(h) Entire Agreement; No Third Party Beneficiaries. This Agreement (i) constitutes the entire agreement among the Parties with respect to the subject matter of this Agreement and supersedes any prior discussions, correspondence, negotiation, proposed term sheet, agreement, understanding or agreement, and there are no agreements, understandings, representations or warranties between the Parties other than those set forth or referred to in this Agreement and (ii) except as provided in Section 5 with respect to an Indemnified Party, is not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and assigns), other than the members of the Holder Affiliated Group, any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.

(i) Governing Law; Jurisdiction and Forum; Waiver of Jury Trial.

(i) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts executed and to be performed wholly within such State and without reference to the choice-of-law principles that would result in the application of the laws of a different jurisdiction.

(ii) Each party to this Agreement irrevocably submits to the jurisdiction of the Delaware Court of Chancery or any court of the State of Delaware located in such district any suit, action or other proceeding arising out of or relating to this Agreement and hereby irrevocably agrees that all claims in respect of such suit, action or proceeding may be heard and determined in such court. Each party to this Agreement hereby irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such suit, action or other proceeding. The parties further agree, to the extent permitted by law, that a final and unappealable judgment against any of them in any suit, action or other proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which shall be conclusive evidence of the fact and amount of such judgment.

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(iii) EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(j) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement will remain in full force and effect and will in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(k) Enforcement. Each party hereto acknowledges that money damages would not be an adequate remedy in the event that any of the covenants or agreements in this Agreement are not performed in accordance with its terms, and it is therefore agreed that in addition to and without limiting any other remedy or right it may have, the non-breaching party will have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof.

(l) Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and will not affect the meaning or interpretation of this Agreement.

(m) Counterparts; Electronic Signatures. This Agreement may be executed in any number of counterparts (including via electronic means), each of which shall be an original, but all of which together shall constitute one instrument. This Agreement may be executed by electronic signature(s).

9. Effectiveness. Notwithstanding anything to the contrary contained in this Agreement, each of the Company’s and the Holder’s obligations hereunder shall be conditioned upon the occurrence of the Closing under the Merger Agreement, and this Agreement shall not be effective until such Closing occurs. If the Merger Agreement terminates prior to the Closing, then this Agreement shall be void and of no further force or effect (and notwithstanding anything to the contrary herein, no party hereto shall have any rights or obligations with respect to this Agreement).

[Remainder of page left intentionally blank]

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IN WITNESS WHEREOF, each of the undersigned has executed this Agreement or caused this Agreement to be duly executed on its behalf as of the date first written above.

MASTERCRAFT BOAT HOLDINGS, INC.

By:	/s/ Bradley M. Nelson
Name: Bradley M. Nelson
Title: Chief Executive Officer

LOR, INC.

By:	/s/ Wesley N. Slagle
Name: Wesley N. Slagle
Title: Secretary

[Signature Page to Registration Rights Agreement]

Exhibit A

Holder Affiliated Group

Exhibit 10.4

FIFTH AMENDMENT TO CREDIT AGREEMENT

THIS FIFTH AMENDMENT TO CREDIT AGREEMENT (“Amendment”), dated as of February 5, 2026, is made and entered into on the terms and conditions hereinafter set forth, by and among MASTERCRAFT BOAT HOLDINGS, INC., a Delaware corporation (the “Borrower”), the other Loan Parties party hereto, the several banks and other financial institutions or entities from time to time party to the Credit Agreement (as defined below) as Lenders, and JPMORGAN CHASE BANK, N.A., in its capacities as a Lender, issuer of letters of credit and administrative agent (in such capacity, the “Administrative Agent”) under the Credit Agreement. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Credit Agreement.

W I T N E S S E T H:

WHEREAS, pursuant to that certain Credit Agreement dated as of June 28, 2021 among the Borrower, the other Loan Parties thereto, the Administrative Agent, and each Lender from time to time party thereto (as heretofore amended, modified, supplemented or altered, the “Existing Credit Agreement” and as the same may be amended, restated, supplemented, altered or otherwise modified from time to time, including by this Amendment, the “Credit Agreement”), the Lenders agreed to make Loans as more specifically described in the Credit Agreement; and

WHEREAS, the Loan Parties have requested that the Lenders modify the terms of the Credit Agreement, and the Administrative Agent and the Lenders are willing to do so on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Amendments to the Existing Credit Agreement. Effective as of the date first above written, and subject to the satisfaction of the conditions to effectiveness set forth herein, the Existing Credit Agreement (but, except as otherwise expressly set forth in the conformed Credit Agreement attached as Annex I hereto, not the Schedules and Exhibits attached thereto) is hereby amended in its entirety to be in the form of Annex I attached hereto.

2. Conditions to Effectiveness. This Amendment shall be effective only upon the satisfaction of the following conditions:

(a) the Administrative Agent shall have received counterparts of this Amendment that, when taken together, bear the signatures of Lenders constituting the Required Lenders, as well as signatures of each Loan Party;

(b) each of the representations and warranties of the Loan Parties contained in this Amendment shall be true and correct in all material respects as of the date as of which all of the other conditions contained in this Section shall have been satisfied (except to the extent that such representations and warranties relate solely to an earlier date);

(c) the Borrower shall have paid to the Administrative Agent all fees due in connection with this Amendment and all expenses incurred by the Administrative Agent, including, but not limited to, reasonable attorneys’ fees in connection with this Amendment; and

(d) the Administrative Agent shall have received a sources and uses and a proforma cap table in connection with the Specified Merger Transaction in form and substance satisfactory to the Administrative Agent and such other documents, instruments, certificates, opinions and approvals as it reasonably may have requested.

3. Organization, Good Standing, Requisite Power and Authorization, Enforceability. Each Loan Party is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each Loan Party has all requisite power, authority and legal right to execute and deliver, on behalf of such Loan Party, this Amendment, any other Loan Documents and other instruments and documents to be executed and delivered by such Loan Party pursuant to this Amendment, to perform and observe the provisions thereof and to carry out the transactions contemplated thereby. All actions on the part of each Loan Party that are required for the execution and delivery of this Amendment and the other Loan Documents and the performance and observance of the provisions thereof by such Loan Party have been duly authorized and effectively taken.

4. Representations and Warranties. The Loan Parties each represent and warrant that, except for representations and warranties made as of a particular date, the representations and warranties set forth in Article III of the Credit Agreement are true and correct in all material respects on and as of the date of this Amendment, and that no Default or Event of Default exists and is continuing under the Credit Agreement or any other documents executed in connection herewith.

5. Effect of Amendment; Continuing Effectiveness of Credit Agreement and Loan Documents.

(a) Neither this Amendment nor any other indulgences or waivers provided herein that may have been granted to any Loan Party by the Administrative Agent or any Lender shall constitute a course of dealing or otherwise obligate the Administrative Agent or any Lender to modify, expand or extend the agreements contained herein, to agree to any other amendments to the Credit Agreement or to grant any consent to, waiver of or indulgence with respect to any other noncompliance with any provision of the Loan Documents.

(b) This Amendment shall constitute a Loan Document for all purposes of the Credit Agreement and the other Loan Documents. Subject to any grace or cure periods in the Credit Agreement or herein, any material noncompliance by any Loan Party with any of the covenants, terms, conditions or provisions of this Amendment shall constitute an Event of Default. Except to the extent amended hereby, the Credit Agreement, the other Loan Documents and all terms, conditions and provisions thereof shall continue in full force and effect in all respects and each Loan Party hereby expressly reaffirms and ratifies its continuing obligations under the Credit Agreement and the other Loan Documents.

6. Release and Waiver. Each Loan Party hereby acknowledges and stipulates that it has no claims or causes of action of any kind whatsoever against the Administrative Agent, any Lender, and their respective affiliates, officers, directors, employees or agents. Each Loan Party represents that it is entering into this Amendment freely, and with the advice of counsel as to its legal alternatives. Each Loan Party hereby releases the Administrative Agent, the Lenders, and their respective affiliates, officers, directors, employees and agents, from any and all claims, causes of action, demands and liabilities of any kind whatsoever whether direct or indirect, fixed or contingent, liquidated or unliquidated, disputed or undisputed, known or unknown, which any Loan Party have relating in any way to any event, circumstance, action or failure to act to the date of this Amendment. The release by the Loan Parties herein, together with the other terms and provisions of this Amendment, are executed by each Loan Party advisedly and without coercion or duress from the Administrative Agent or any Lender, such Loan Party having determined that the execution of this Amendment, and all its terms and provisions are in the Loan Parties’ economic best interest.

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7. Counterparts. This Amendment may be executed in multiple counterparts or copies, each of which shall be deemed an original hereof for all purposes. One or more counterparts or copies of this Amendment may be executed by one or more of the parties hereto, and some different counterparts or copies executed by one or more of the other parties. Each counterpart or copy hereof executed by any party hereto shall be binding upon the party executing same even though other parties may execute one or more different counterparts or copies, and all counterparts or copies hereof so executed shall constitute but one and the same agreement. Each party hereto, by execution of one or more counterparts or copies hereof, expressly authorizes and directs any other party hereto to detach the signature pages and any corresponding acknowledgment, attestation, witness or similar pages relating thereto from any such counterpart or copy hereof executed by the authorizing party and affix same to one or more other identical counterparts or copies hereof so that upon execution of multiple counterparts or copies hereof by all parties hereto, there shall be one or more counterparts or copies hereof to which is(are) attached signature pages containing signatures of all parties hereto and any corresponding acknowledgment, attestation, witness or similar pages relating thereto.

[Remainder of Page Intentionally Left Blank. Signatures pages follow.]

3

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

MASTERCRAFT BOAT HOLDINGS, INC.

By:	/s/ W. Scott Kent
Name:	W. Scott Kent
Title:	CFO

MASTERCRAFT BOAT COMPANY, LLC

By:	/s/ W. Scott Kent
Name:	W. Scott Kent
Title:	CFO

NSB BOATS, LLC, successor by name change to Nautic Star, LLC

By:	/s/ W. Scott Kent
Name:	W. Scott Kent
Title:	CFO

CREST MARINE LLC

By:	/s/ W. Scott Kent
Name:	W. Scott Kent
Title:	CFO

AV BOATS, LLC, successor by name change to Aviara, LLC

By:	/s/ W. Scott Kent
Name:	W. Scott Kent
Title:	CFO

4

JPMORGAN CHASE BANK, N.A., individually, and as Administrative Agent, Swingline Lender and Issuing Bank

By:	/s/ Connor Vogan
Name:	Connor Vogan
Title:	Authorized Officer

5

WELLS FARGO BANK, NATIONAL ASSOCIATION

By:	/s/ Kevin Valenta
Name:	Kevin Valenta
Title:	Executive Director

6

ANNEX I

Conformed Credit Agreement

See Attached.

7

CONFORMED CREDIT AGREEMENT

dated as of

June 28, 2021

among

MasterCraft Boat Holdings, Inc.,

The Lenders Party Hereto

and

JPMORGAN CHASE BANK, N.A.,

as Administrative Agent

JPMORGAN CHASE BANK, N.A.,

as Sole Bookrunner and Joint Lead Arranger

and

WELLS FARGO BANK, NATIONAL ASSOCIATION,

as Joint Lead Arranger

*

Conformed through that certain First Amendment to Credit Agreement Credit Agreement dated as of September 30, 2021, that certain Second Amendment to Credit Agreement Credit Agreement dated as of August 31, 2022, that certain Third Amendment to Credit Agreement Credit Agreement dated as of October 4, 2023, that certain Fourth Amendment to Credit Agreement Credit Agreement dated as of September 27, 2024 and that certain Fifth Amendment to Credit Agreement Credit Agreement dated as of February 5, 2026.

i

(continued)

(continued)

(continued)

SCHEDULES:

Commitment Schedule
Schedule 3.05 –	Properties, etc.
Schedule 3.14 –	Insurance
Schedule 3.15 –	Capitalization and Subsidiaries
Schedule 6.01 –	Existing Indebtedness
Schedule 6.02 –	Existing Liens
Schedule 6.04 –	Existing Investments
Schedule 6.10 –	Existing Restrictions

EXHIBITS:

Exhibit A	Assignment and Assumption
Exhibit B-1	Borrowing Request
Exhibit B-2	Interest Election Request
Exhibit C-1	U.S. Tax Compliance Certificate (For Foreign Lenders That Are Not Partnerships For U.S. Federal Income Tax Purposes)
Exhibit C-2	U.S. Tax Compliance Certificate (For Foreign Participants That Are Not Partnerships For U.S. Federal Income Tax Purposes)
Exhibit C-3	U.S. Tax Compliance Certificate (For Foreign Participants That Are Partnerships For U.S. Federal Income Tax Purposes)
Exhibit C-4	U.S. Tax Compliance Certificate (For Foreign Lenders That Are Partnerships For U.S. Federal Income Tax Purposes)
Exhibit E	Compliance Certificate
Exhibit F	Joinder Agreement

v

CREDIT AGREEMENT dated as of June 28, 2021 (as it may be amended or modified from time to time, this “Agreement”), among MASTERCRAFT BOAT HOLDINGS, INC., as Borrower, the other Loan Parties party hereto, the Lenders party hereto, and JPMORGAN CHASE BANK, N.A., as Administrative Agent.

The parties hereto agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01 Defined Terms. As used in this Agreement, the following terms have the meanings specified below:

“ABR”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, is bearing interest at a rate determined by reference to the Alternate Base Rate.

“Account” has the meaning assigned to such term in the Security Agreement.

“Account Debtor” means any Person obligated on an Account.

“Acquisition” means any transaction, or any series of related transactions, consummated on or after the Effective Date, by which any Loan Party (a) acquires any going business or all or substantially all of the assets of any Person, whether through purchase of assets, merger or otherwise or (b) directly or indirectly acquires (in one transaction or as the most recent transaction in a series of transactions) at least a majority (in number of votes) of the Equity Interests of a Person which has ordinary voting power for the election of directors or other similar management personnel of a Person (other than Equity Interests having such power only by reason of the happening of a contingency) or a majority of the outstanding Equity Interests of a Person.

“Adjusted Daily Simple SOFR” means an interest rate per annum equal to the Daily Simple SOFR; provided that if the Adjusted Daily Simple SOFR as so determined would be less than the Floor, such rate shall be deemed to be equal to the Floor for the purposes of this Agreement.

“Adjusted Term SOFR Rate” means for any Interest Period, an interest rate per annum equal to the Term SOFR Rate for such Interest Period; provided that if the Adjusted Term SOFR Rate as so determined would be less than the Floor, such rate shall be deemed to be equal to the Floor for the purposes of this Agreement.

“Administrative Agent” means JPMorgan Chase Bank, N.A. (or any of its designated branch offices or affiliates), in its capacity as administrative agent for the Lenders hereunder.

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the specified Person.

“Agent-Related Person” has the meaning assigned to it in Section 9.03(d).

“Aggregate Credit Exposure” means, at any time, the aggregate Credit Exposure of all the Lenders at such time.

“Aggregate Revolving Exposure” means, at any time, the aggregate Revolving Exposure of all the Lenders at such time.

“Alternate Base Rate” means, for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the NYFRB Rate in effect on such day plus 1⁄2 of 1%, and (c) the Adjusted Term SOFR Rate for a one-month Interest Period as published two (2) U.S. Government Securities Business Days prior to such day (or if such day is not a U.S. Government Securities Business Day, the immediately preceding U.S. Government Securities Business Day) plus 1%, provided that, for the purpose of this definition, the Adjusted Term SOFR Rate for any day shall be based on the Term SOFR Reference Rate at approximately 5:00 a.m. Chicago time on such day (or any amended publication time for the Term SOFR Reference Rate, as specified by the CME Term SOFR Administrator in the Term SOFR Reference Rate methodology). Any change in the Alternate Base Rate due to a change in the Prime Rate, the NYFRB Rate or the Adjusted Term SOFR Rate shall be effective from and including the effective date of such change in the Prime Rate, the NYFRB Rate or the Adjusted Term SOFR Rate, respectively. If the Alternate Base Rate is being used as an alternate rate of interest pursuant to Section 2.14 (for the avoidance of doubt, only until the Benchmark Replacement has been determined pursuant to Section 2.14(b)), then the Alternate Base Rate shall be the greater of clause (a) and (b) above and shall be determined without reference to clause (c) above. For the avoidance of doubt, if the Alternate Base Rate as determined pursuant to the foregoing would be less than 1.00%, such rate shall be deemed to be 1.00% for purposes of this Agreement.

“Ancillary Document” has the meaning assigned to it in Section 9.06(b).

“Anti-Corruption Laws” means all laws, rules, and regulations of any jurisdiction applicable to the Borrower or any of its Subsidiaries from time to time concerning or relating to bribery or corruption.

“Applicable Parties” has the meaning assigned to it in Section 8.03(c).

“Applicable Percentage” means, at any time with respect to any Lender, a percentage equal to a fraction the numerator of which is such Lender’s Revolving Commitment at such time and the denominator of which is the aggregate Revolving Commitments at such time (provided that, if the Revolving Commitments have terminated or expired, the Applicable Percentages shall be determined based upon such Lender’s share of the Aggregate Revolving Exposure at such time); provided that, in accordance with Section 2.20, so long as any Lender shall be a Defaulting Lender, such Defaulting Lender’s Commitment shall be disregarded in the calculations above.

“Applicable Rate” means, for any day, with respect to any Loan, or with respect to the commitment fees payable hereunder, as the case may be, the applicable rate per annum set forth below under the caption “ABR Spread”, “Term Benchmark Spread”, or “Commitment Fee Rate”, as the case may be, based upon the Total Net Leverage Ratio as of the most recent determination date, provided that until the delivery to the Administrative Agent, pursuant to Section 5.01, of the Borrower’s consolidated financial information for the Borrower’s first fiscal quarter ending after the Fifth Amendment Effective Date, the “Applicable Rate” shall be the applicable rates per annum set forth below in Category 4:

Total Net Leverage Ratio	Term Benchmark Spread	ABR Spread	Commitment Fee Rate
Category 1 ≥ 2.75 to 1.0	2.00%	1.00%	0.30%
Category 2 < 2.75 to 1.0 but ≥ 2.00 to 1.0	1.75%	0.75%	0.25%
Category 3 < 2.00 to 1.0 but ≥ 1.25 to 1.0	1.50%	0.50%	0.20%
Category 4 < 1.25 to 1.0	1.25%	0.25%	0.15%

For purposes of the foregoing, (a) the Applicable Rate shall be determined as of the end of each fiscal quarter of the Borrower, based upon the Borrower’s annual or quarterly consolidated financial statements delivered pursuant to Section 5.01 and (b) each change in the Applicable Rate resulting from a change in the Total Net Leverage Ratio shall be effective during the period commencing on and including the date that is three (3) Business Days after delivery to the Administrative Agent of such consolidated financial statements indicating such change and ending on the date immediately preceding the effective date of the next such change, provided that at the option of the Administrative Agent or at the request of the Required Lenders, if the Borrower fails to deliver the annual or quarterly consolidated financial statements required to be delivered by it pursuant to Section 5.01, the Total Net Leverage Ratio shall be deemed to be in Category 1 during the period from the expiration of the time for delivery thereof until such consolidated financial statements are delivered.

If at any time the Administrative Agent determines that the financial statements upon which the Applicable Rate was determined were incorrect (whether based on a restatement, fraud or otherwise), or any ratio or compliance information in a Compliance Certificate or other certification was incorrectly calculated, relied on incorrect information or was otherwise not accurate, true or correct, the Borrower shall be required to retroactively pay any additional amount that the Borrower would have been required to pay if such financial statements, Compliance Certificate or other information had been accurate and/or computed correctly at the time they were delivered.

“Approved Borrower Portal” has the meaning assigned to it in Section 8.11(a).

“Approved Electronic Platform” has the meaning assigned to it in Section 8.03(a).

“Approved Fund” has the meaning assigned to the term in Section 9.04(b).

“Arranger” means, collectively, JPMorgan Chase Bank, N.A., in its capacity as sole bookrunner and joint lead arranger hereunder, and Wells Fargo Bank, National Association, in its capacity as joint lead arranger hereunder.

“Assignment and Assumption” means an assignment and assumption agreement entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9.04), and accepted by the Administrative Agent, in the form of Exhibit A or any other form (including electronic records generated by the use of an electronic platform) approved by the Administrative Agent.

“Availability” means, at any time, an amount equal to (a) the aggregate Revolving Commitments minus (b) the Aggregate Revolving Exposure (calculated, with respect to any Defaulting Lender, as if such Defaulting Lender had funded its Applicable Percentage of all outstanding Borrowings).

“Availability Period” means the period from and including the Effective Date to but excluding the earlier of the Revolving Credit Maturity Date and the date of termination of the Revolving Commitments.

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, any tenor for such Benchmark or payment period for interest calculated with reference to such Benchmark, as applicable, that is or may be used for determining the length of an Interest Period pursuant to this Agreement as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to clause (e) of Section 2.14.

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation” means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation, rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

“Banking Services” means each and any of the following bank services provided to any Loan Party or any Subsidiary by any Lender or any of its Affiliates: (a) credit cards for commercial customers (including, without limitation, “commercial credit cards” and purchasing cards), (b) stored value cards, (c) merchant processing services, and (d) treasury management services (including, without limitation, controlled disbursement, automated clearinghouse transactions, return items, any direct debit scheme or arrangement, overdrafts and interstate depository network services).

“Banking Services Obligations” means any and all obligations of the Loan Parties or its Subsidiaries, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor) in connection with Banking Services.

“Bankruptcy Event” means, with respect to any Person, when such Person becomes the subject of a voluntary or involuntary bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, custodian, assignee for the benefit of creditors or similar Person charged with the reorganization or liquidation of its business, appointed for it, or, in the good faith determination of the Administrative Agent, has taken any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any such proceeding or appointment, or has had any order for relief in such proceeding entered in respect thereof, provided that a Bankruptcy Event shall not result solely by virtue of any ownership interest, or the acquisition of any ownership interest, in such Person by a Governmental Authority or instrumentality thereof, unless such ownership interest results in or provides such Person with immunity from the jurisdiction of courts within the U.S. or from the enforcement of judgments or writs of attachment on its assets or permits such Person (or such Governmental Authority or instrumentality) to reject, repudiate, disavow or disaffirm any contracts or agreements made by such Person.

“Benchmark” means, initially, with respect to any (i) RFR Loan, the Daily Simple SOFR or (ii) Term Benchmark Loan, the Term SOFR Rate; provided that if a Benchmark Transition Event and the related Benchmark Replacement Date have occurred with respect to the Daily Simple SOFR or Term SOFR Rate, as applicable, or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to clause (b) of Section 2.14.

“Benchmark Replacement” means, for any Available Tenor, the first alternative set forth in the order below that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date:

(1) the Adjusted Daily Simple SOFR;

(2) the sum of: (a) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for the then-current Benchmark for dollar-denominated syndicated credit facilities at such time in the United States and (b) the related Benchmark Replacement Adjustment;

If the Benchmark Replacement as determined pursuant to clause (1) or (2) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement for any applicable Interest Period and Available Tenor for any setting of such Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body on the applicable Benchmark Replacement Date and/or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for dollar-denominated syndicated credit facilities at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement and/or any Term Benchmark Loan, any technical, administrative or operational changes (including changes to the definition of “Alternate Base Rate,” the definition of “Business Day,” the definition of “U.S. Government Securities Business Day,” the definition of “Interest Period,” timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Administrative Agent decides in its reasonable discretion may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Benchmark Replacement Date” means, with respect to any Benchmark, the earliest to occur of the following events with respect to such then-current Benchmark:

(1) in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(2) in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein;

For the avoidance of doubt, (i) if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination and (ii) the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (1) or (2) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means, with respect to any Benchmark, the occurrence of one or more of the following events with respect to such then-current Benchmark:

(1) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(2) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the NYFRB, the CME Term SOFR Administrator, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), in each case, which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(3) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means, with respect to any Benchmark, the period (if any) (x) beginning at the time that a Benchmark Replacement Date pursuant to clauses (1) or (2) of that definition has occurred if, at such time, no Benchmark Replacement has replaced such then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.14 and (y) ending at the time that a Benchmark Replacement has replaced such then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.14.

“Beneficial Ownership Certification” means a certification regarding beneficial ownership or control as required by the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.

“Benefit Plan” means any of (a) an “employee benefit plan” (as defined in Section 3(3) of ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in Section 4975 of the Code to which Section 4975 of the Code applies, and (c) any Person whose assets include (for purposes of the Plan Asset Regulations or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan”.

“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

“Blocking Regulation” has the meaning assigned to it in Section 3.21.

“Borrower” means MasterCraft Boat Holdings, Inc., a Delaware corporation.

“Borrower Communications” has the meaning assigned to such term in Section 8.11(c).

“Borrowing” means (a) Revolving Borrowing and (b) a Swingline Loan.

“Borrowing Request” means a request by the Borrower for a Borrowing in accordance with Section 2.03, which shall be substantially in the form of Exhibit B-1 hereto or any other form approved by the Administrative Agent.

“Burdensome Restrictions” means any consensual encumbrance or restriction of the type described in clause (a) or (b) of Section 6.10.

“Business Day” means any day (other than a Saturday or a Sunday) on which banks are open for business in New York City; provided that, in addition to the foregoing, a Business Day shall be (a) in relation to RFR Loans and any interest rate settings, fundings, disbursements, settlements or payments of any such RFR Loan, or any other dealings of such RFR Loan and (b) in relation to Loans referencing the Adjusted Term SOFR Rate and any interest rate settings, fundings, disbursements, settlements or payments of any such Loans referencing the Adjusted Term SOFR Rate or any other dealings of such Loans referencing the Adjusted Term SOFR Rate, any such day that is only a U.S. Government Securities Business Day.

“Capital Expenditures” means, without duplication, any expenditure for any purchase or other acquisition of any asset which would be classified as a fixed or capital asset on a consolidated balance sheet of the Borrower and its Subsidiaries prepared in accordance with GAAP.

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases or financing leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

“Cash Equivalents” means, as to any Person: (a) investments in direct obligations of the United States of America or of any agency or instrumentality thereof whose obligations constitute full faith and credit obligations of the United States of America, provided that any such obligations shall mature within one (1) year of the date of issuance thereof; (b) investments in commercial paper rated at least P-1 by Moody’s and at least A-1 by S&P maturing within ninety (90) days from the date of issuance thereof; (c) investments in certificates of deposit issued by any Lender or by any United States commercial bank having capital and surplus of not less than $250,000,000 which have a maturity of one year or less; (d) investments in repurchase obligations with a term of not more than seven (7) days for underlying securities of the types described in clause (a) above entered into with any bank meeting the qualifications specified in clause (c) above, provided all such agreements require physical delivery of the securities securing such repurchase agreement, except those delivered through the Federal Reserve Book Entry System; and (e) investments in money market funds that invest solely, and which are restricted by their respective charters to invest solely, in investments of the type described in the immediately preceding subsections (a), (b), (c), and (d) above; and (f) other short term liquid investments approved in writing by the Administrative Agent.

“Change in Control” means, except in connection with the consummation of the Specified Merger Transaction, (a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or group (within the meaning of the Securities Exchange Act of 1934 and the rules of the SEC thereunder as in effect on the date hereof) of Equity Interests representing more than 30% of the aggregate ordinary voting power represented by the issued and outstanding Equity Interests of the Borrower; (b) during any period of 12 consecutive months, a majority of the members of the board of directors or other equivalent governing body of the Borrower cease to be composed of individuals who are Continuing Directors; or (c) the Borrower shall cease to own, directly or indirectly, free and clear of all Liens or other encumbrances, at least 100% of the outstanding voting Equity Interests its Subsidiaries on a fully diluted basis, except as otherwise permitted herein; provided that nothing in this definition shall be interpreted as permitting any transactions not otherwise permitted under this Agreement.

“Change in Law” means the occurrence after the date of this Agreement of any of the following: (a) the adoption of or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (c) compliance by any Lender or the Issuing Bank (or, for purposes of Section 2.15(b), by any lending office of such Lender or by such Lender’s or the Issuing Bank’s holding company, if any) with any request, guideline, requirement or directive (whether or not having the force of law) of any Governmental Authority made or issued after the date of this Agreement; provided that, notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements or directives thereunder or issued in connection therewith or in the implementation thereof, and (y) all requests, rules, guidelines, requirements or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the U.S. or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted, issued or implemented.

“Charges” has the meaning assigned to such term in Section 9.17.

“Chase” means JPMorgan Chase Bank, N.A., a national banking association, in its individual capacity, and its successors.

“Class”, when used in reference to (a) any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are Revolving Loans or Swingline Loans, (b) any Commitment, refers to whether such Commitment is a Revolving Commitment or a Term Commitment and (c) any Lender, refers to whether such Lender has a Loan or Commitment of a particular Class.

“CME Term SOFR Administrator” means CME Group Benchmark Administration Limited as administrator of the forward-looking term SOFR (or a successor administrator).

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Collateral” means any and all property owned, leased or operated by a Person covered by the Collateral Documents and any and all other property of any Loan Party, now existing or hereafter acquired, that may at any time be, become or be intended to be, subject to a security interest or Lien in favor of the Administrative Agent, on behalf of itself and the Lenders and other Secured Parties, to secure the Secured Obligations.

“Collateral Access Agreement” has the meaning assigned to such term in the Security Agreement.

“Collateral Documents” means, collectively, the Security Agreement and any other agreements, instruments and documents executed in connection with this Agreement that are intended to create, perfect or evidence Liens to secure the Secured Obligations, including, without limitation, all other security agreements, pledge agreements, mortgages, deeds of trust, loan agreements, notes, guarantees, subordination agreements, pledges, powers of attorney, consents, assignments, contracts, fee letters, notices, leases, financing statements and all other written matter whether theretofore, now or hereafter executed by any Loan Party and delivered to the Administrative Agent.

“Commercial LC Exposure” means, at any time, the sum of (a) the aggregate undrawn amount of all outstanding commercial Letters of Credit plus (b) the aggregate amount of all LC Disbursements relating to commercial Letters of Credit that have not yet been reimbursed by or on behalf of the Borrower. The Commercial LC Exposure of any Revolving Lender at any time shall be its Applicable Percentage of the aggregate Commercial LC Exposure at such time.

“Commitment” means, with respect to each Lender, the sum of such Lender’s Revolving Commitment and Term Commitments. The initial amount of each Lender’s Commitment is set forth on the Commitment Schedule, or in the Assignment and Assumption or other documentation or record (as such term is defined in Section 9-102(a)(70) of the New York Uniform Commercial Code) as provided in Section 9.04(b)(ii)(C), pursuant to which such Lender shall have assumed its Commitment, as applicable.

“Commitment Schedule” means the Schedule attached hereto identified as such.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Communications” has the meaning assigned to such term in Section 8.03(c).

“Compliance Certificate” means a certificate of a Financial Officer in substantially the form of Exhibit E.

“Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

“Continuing Directors” means, with respect to any period, any individuals (A) who were members of the board of directors or other equivalent governing body of the Borrower on the first day of such period, (B) whose election or nomination to that board or equivalent governing body was appointed or nominated by individuals referred to in clause (A) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body, or (C) whose election or nomination to that board or other equivalent governing body was appointed or nominated by individuals referred to in clauses (A) and (B) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Corresponding Tenor” with respect to any Available Tenor means, as applicable, either a tenor (including overnight) or an interest payment period having approximately the same length (disregarding business day adjustment) as such Available Tenor.

“Cost Savings Amount” means, for any period, the aggregate amount of pro forma “run rate” cost savings, operating expense reductions, and cost synergies projected by the Borrower in good faith to be realizable as a result of actions taken, committed to be taken or initiated, or expected to be taken (in the good faith determination of the Borrower) during such period or within 12 months thereafter (calculated on a pro forma basis as though such cost savings, operating expense reductions, and cost synergies had been realized on the first day of such period and as if such cost savings, operating expense reductions, and cost synergies were realized during the entirety of such period), net of the amount of actual benefits realized during such period from such actions to the extent included in the calculation of Net Income for such period; provided that (A) such cost savings, operating expense reductions, and cost synergies are reasonably identifiable, factually supportable, and projected in the good faith judgment of the Borrower, (B) actions to realize such projected cost savings, operating expense reductions, and cost synergies have been taken or are reasonably expected to be taken within 12 months after the date of determination, and (C) no cost savings, operating expense reductions, or cost synergies shall be added pursuant to this definition to the extent duplicative of any expenses or charges relating to such cost savings, operating expense reductions, or cost synergies that are included in clause (a)(ix) within the definition of “EBITDA”.

“Covered Entity” means any of the following:

(i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Covered Party” has the meaning assigned to it in Section 9.21.

“Credit Exposure” means, as to any Lender at any time, the sum of such Lender’s Revolving Exposure at such time.

“Credit Party” means the Administrative Agent, the Issuing Bank, the Swingline Lender or any other Lender.

“Daily Simple SOFR” means, for any day (a “SOFR Rate Day”), a rate per annum equal to SOFR for the day (such day “SOFR Determination Date”) that is five (5) U.S. Government Securities Business Days prior to (i) if such SOFR Rate Day is a U.S. Government Securities Business Day, such SOFR Rate Day or (ii) if such SOFR Rate Day is not a U.S. Government Securities Business Day, the U.S. Government Securities Business Day immediately preceding such SOFR Rate Day, in each case, as such SOFR is published by the SOFR Administrator on the SOFR Administrator’s Website. Any change in Daily Simple SOFR due to a change in SOFR shall be effective from and including the effective date of such change in SOFR without notice to the Borrower.

“Default” means any event or condition which constitutes an Event of Default or which upon notice, lapse of time or both would, unless cured or waived, become an Event of Default.

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“Defaulting Lender” means any Lender that (a) has failed, within two Business Days of the date required to be funded or paid, to (i) fund any portion of its Loans, (ii) fund any portion of its participations in Letters of Credit or Swingline Loans or (iii) pay over to any Credit Party any other amount required to be paid by it hereunder, unless, in the case of clause (i) above, such Lender notifies the Administrative Agent in writing that such failure is the result of such Lender’s good faith determination that a condition precedent to funding (specifically identified and including the particular default, if any) has not been satisfied, (b) has notified the Borrower or any Credit Party in writing, or has made a public statement to the effect, that it does not intend or expect to comply with any of its funding obligations under this Agreement (unless such writing or public statement indicates that such position is based on such Lender’s good faith determination that a condition precedent (specifically identified and including the particular default, if any) to funding a Loan under this Agreement cannot be satisfied) or generally under other agreements in which it commits to extend credit, (c) has failed, within three Business Days after request by a Credit Party, acting in good faith, to provide a certification in writing from an authorized officer of such Lender that it will comply with its obligations (and is financially able to meet such obligations as of the date of certification) to fund prospective Loans and participations in then outstanding Letters of Credit and Swingline Loans under this Agreement, provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon such Credit Party’s receipt of such certification in form and substance satisfactory to it and the Administrative Agent, or (d) has become the subject of (i) a Bankruptcy Event or (ii) a Bail-In Action.

“Deficiency Funding Date” has the meaning assigned to such term in Section 2.05(a).

“De Minimis Amounts” means any Hazardous Substance either (a) being transported on or from the Real Property or being stored for use by any Loan Party or its tenant on the Real Property within a year from original arrival on the Real Property in connection with such Loan Party’s current operations or (b) being currently used by a Loan Party or its tenant on Real Property, in either case in such quantities and in a manner that both (i) does not constitute a violation or threatened violation of any Environmental Law or require any reporting or disclosure under any Environmental Law and (ii) is consistent with customary business practice for such operations in the state where the Real Property is located.

“Deposit Account Control Agreement” has the meaning set forth in the Security Agreement.

“Disclosed Matters” means the actions, suits, proceedings and environmental matters disclosed in Schedule 3.06.

“Disposition” or “Dispose” means the sale, transfer, license, lease or other disposition (in one transaction or in a series of transactions and whether effected pursuant to a Division or otherwise) of any property by any Person (including any sale and leaseback transaction and any issuance of Equity Interests by a Subsidiary of such Person), including any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith.

“Dividing Person” has the meaning assigned to it in the definition of “Division.”

“Division” means the division of the assets, liabilities and/or obligations of a Person (the “Dividing Person”) among two or more Persons (whether pursuant to a “plan of division” or similar arrangement), which may or may not include the Dividing Person and pursuant to which the Dividing Person may or may not survive.

“Division Successor” means any Person that, upon the consummation of a Division of a Dividing Person, holds all or any portion of the assets, liabilities and/or obligations previously held by such Dividing Person immediately prior to the consummation of such Division. A Dividing Person which retains any of its assets, liabilities and/or obligations after a Division shall be deemed a Division Successor upon the occurrence of such Division.

“Document” has the meaning assigned to such term in the Security Agreement.

“dollars” or “$” refers to lawful money of the U.S.

“Domestic Subsidiary” means any direct or indirect Subsidiary that is organized under the laws of any state of the United States or the District of Columbia.

“EBITDA” means, for any period, Net Income for such period plus (a) without duplication and to the extent deducted in determining Net Income for such period, the sum of (i) Interest Expense for such period, (ii) income tax expense for such period net of tax refunds, (iii) all amounts attributable to depreciation and amortization expense for such period, (iv) any extraordinary charges for such period excluding any amounts permitted to be taken into account under clause (a)(x), (v) any other non-cash charges for such period (but excluding any non-cash charge in respect of an item that was included in Net Income in a prior period and any non-cash charge that relates to the write-down or write-off of inventory), (vi) non-recurring fees, costs and expenses for such period incurred in connection with entering into this Agreement, the other Loan Documents and the Transactions, (vii) fees and reimbursed expenses paid to independent directors during such period for advisory and board management services in an aggregate amount not to exceed $3,000,000 in any fiscal year, (viii) non-recurring fees, costs and expenses during such period incurred in connection with any Permitted Acquisition, permitted disposition, permitted equity issuance and/or permitted investment, in each case, whether or not consummated, (ix) unusual or non-recurring restructuring charges or losses, severance costs, relocation expenses, integration costs, facilities opening and closing costs, business optimization expenses, consulting fees related to strategic initiatives, and other non-recurring charges during such period, to the extent that such charges or losses are reasonably identifiable and factually supportable, (x) costs and expenses incurred during such period in connection with litigation, investigations, or regulatory proceedings that are non-recurring in nature, (xi) losses or expenses during such period resulting from casualty events, natural disasters, or other force majeure events to the extent covered by insurance and actually reimbursed or determined that a reasonable basis exists for reimbursement within 180 days of the end of such period, with a corresponding deduction to EBITDA in any subsequent period for any amounts not received within such 180 day period, and (xii) the Cost Savings Amount for such period, minus (b) without duplication and to the extent included in Net Income, (i) any cash payments made during such period in respect of non-cash charges described in clause (a)(v) taken in a prior period and (ii) any extraordinary gains and any non-cash items of income for such period, all calculated for the Borrower and its Subsidiaries on a consolidated basis in accordance with GAAP. Notwithstanding the foregoing, for each period, the aggregate amount of clauses (a)(ix), (a)(x) and (a)(xii) for such period shall not exceed 20% of EBITDA (calculated for such period without giving effect to such clauses).

“ECP” means an “eligible contract participant” as defined in Section 1(a)(18) of the Commodity Exchange Act or any regulations promulgated thereunder and the applicable rules issued by the Commodity Futures Trading Commission and/or the SEC.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Effective Date” means the date on which the conditions specified in Section 4.01 are satisfied (or waived in accordance with Section 9.02).

“Electronic Signature” means an electronic sound, symbol, or process attached to, or associated with, a contract or other record and adopted by a Person with the intent to sign, authenticate or accept such contract or record.

“Environmental Laws” means all laws, rules, regulations, codes, ordinances, orders, decrees, judgments, injunctions, notices or binding agreements issued, promulgated or entered into by any Governmental Authority, relating in any way to (i) the environment, (ii) preservation or reclamation of natural resources, (iii) the management, Release or threatened Release of any Hazardous Material or (iv) health and safety matters.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Borrower or any Subsidiary directly or indirectly resulting from or based upon (a) any violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) any exposure to any Hazardous Materials, (d) the Release or threatened Release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Equipment” has the meaning assigned to such term in the Security Agreement.

“Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any of the foregoing, but excluding any debt securities convertible into any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Borrower, is treated as a single employer under Section 414(b) or (c) of the Code or Section 4001(14) of ERISA or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

“ERISA Event” means (a) any “reportable event”, as defined in Section 4043 of ERISA or the regulations issued thereunder, with respect to a Plan (other than an event for which the 30 day notice period is waived); (b) the failure to satisfy the “minimum funding standard” (as defined in Section 412 of the Code or Section 302 of ERISA), whether or not waived; (c) the filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan; (d) the incurrence by the Borrower or any ERISA Affiliate of any liability under Title IV of ERISA with respect to the termination of any Plan; (e) the receipt by the Borrower or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or Plans or to appoint a trustee to administer any Plan; (f) the incurrence by the Borrower or any ERISA Affiliate of any liability with respect to the withdrawal or partial withdrawal of the Borrower or any ERISA Affiliate from any Plan or Multiemployer Plan; or (g) the receipt by the Borrower or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from the Borrower or any ERISA Affiliate of any notice, concerning the imposition upon the Borrower or any ERISA Affiliate of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent, in critical status or in reorganization, within the meaning of Title IV of ERISA.

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time.

“Event of Default” has the meaning assigned to such term in Article VII.

“Excluded Swap Obligation” means, with respect to any Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the Guarantee of such Guarantor of, or the grant by such Guarantor of a security interest to secure, such Swap Obligation (or any Guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Guarantor’s failure for any reason to constitute an ECP at the time the Guarantee of such Guarantor or the grant of such security interest becomes or would become effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Guarantee or security interest is or becomes illegal.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient: (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan, Letter of Credit or Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Loan, Letter of Credit or Commitment (other than pursuant to an assignment request by the Borrower under Section 2.19(b)) or (ii) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 2.17, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender acquired the applicable interest in a Loan, Letter of Credit or Commitment or to such Lender immediately before it changed its lending office, (c) Taxes attributable to such Recipient’s failure to comply with Section 2.17(f), and (d) any withholding Taxes imposed under FATCA.

“FATCA” means Sections 1471 through 1474 of the Code as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreement entered into pursuant to Section 1471(b)(1) of the Code and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement, treaty or convention among Governmental Authorities and implementing such Sections of the Code.

“FCA” has the meaning assigned to such term in Section 1.05.

“Federal Funds Effective Rate” means, for any day, the rate calculated by the NYFRB based on such day’s federal funds transactions by depositary institutions, as determined in such manner as shall be set forth on the NYFRB’s Website from time to time, and published on the next succeeding Business Day by the NYFRB as the effective federal funds rate, provided that, if the Federal Funds Effective Rate as so determined would be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System of the United States of America.

“Fifth Amendment Effective Date” means February 5, 2026.

“Financial Officer” means the chief financial officer, principal accounting officer, treasurer or controller of the Borrower.

“Fixtures” has the meaning assigned to such term in the Security Agreement.

“Flood Laws” has the meaning assigned to such term in Section 8.10.

“Floor” means the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment or renewal of this Agreement or otherwise) with respect to the Adjusted Term SOFR Rate or the Adjusted Daily Simple SOFR, as applicable. For the avoidance of doubt, the initial Floor for each of Adjusted Term SOFR Rate or Adjusted Daily Simple SOFR shall be zero.

“Floorplan First Loss Guaranty Obligations” means any guaranty obligations of the Loan Parties in respect of floorplan financing arrangements of the Loan Parties.

“Floorplan Repurchase Obligations” means repurchase obligations of the Loan Parties pursuant to the floorplan financing arrangements of the Loan Parties.

“Foreign Lender” means (a) if the Borrower is a U.S. Person, a Lender that is not a U.S. Person, and (b) if the Borrower is not a U.S. Person, a Lender that is resident or organized under the laws of a jurisdiction other than that in which the Borrower is resident for tax purposes.

“Foreign Subsidiary” means any direct or indirect Subsidiary that is not a Domestic Subsidiary.

“Funding Account” has the meaning assigned to such term in Section 4.01(h).

“GAAP” means generally accepted accounting principles in the U.S.

“Governmental Authority” means the government of the U.S., any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Guarantee” of or by any Person (the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation; provided that the term Guarantee shall not include endorsements for collection or deposit in the ordinary course of business.

“Guaranteed Obligations” has the meaning assigned to such term in Section 10.01.

“Guarantors” means all Loan Guarantors and all non-Loan Parties who have delivered an Obligation Guaranty, and the term “Guarantor” means each or any one of them individually.

“Hazardous Materials” means: (a) any substance, material, or waste that is included within the definitions of “hazardous substances,” “hazardous materials,” “hazardous waste,” “toxic substances,” “toxic materials,” “toxic waste,” or words of similar import in any Environmental Law; (b) those substances listed as hazardous substances by the United States Department of Transportation (or any successor agency) (49 C.F.R. 172.101 and amendments thereto) or by the Environmental Protection Agency (or any successor agency) (40 C.F.R. Part 302 and amendments thereto); and (c) any substance, material, or waste that is petroleum, petroleum-related, or a petroleum by-product, asbestos or asbestos-containing material, polychlorinated biphenyls, flammable, explosive, radioactive, freon gas, radon, or a pesticide, herbicide, or any other agricultural chemical.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person upon which interest charges are customarily paid, (d) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (e) all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business), (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (g) all Guarantees by such Person of Indebtedness of others, (h) all Capital Lease Obligations of such Person, (i) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and demand guarantees and similar independent undertakings, (j) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances, (k) obligations under any earn-out (which for all purposes of this Agreement, other than the definition of Total Indebtedness, shall be valued at the maximum potential amount payable with respect to each such earn-out, and with respect to the definition of Total Indebtedness, shall be valued in accordance with GAAP), (l) any other Off-Balance Sheet Liability and (m) obligations, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor), under (i) any and all Swap Agreements, and (ii) any and all cancellations, buy backs, reversals, terminations or assignments of any Swap Agreement transaction. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and (b) to the extent not otherwise described in the foregoing clause (a), Other Taxes.

“Indemnitee” has the meaning assigned to such term in Section 9.03(c).

“Ineligible Institution” has the meaning assigned to such term in Section 9.04(b).

“Information” has the meaning assigned to such term in Section 9.12.

“Interest Coverage Ratio” means, for any period, the ratio of (a) EBITDA for such period to (b) cash Interest Expense for such period.

“Interest Election Request” means a request by the Borrower to convert or continue a Borrowing in accordance with Section 2.08, which shall be substantially in the form of Exhibit B-2 hereto or any other form approved by the Administrative Agent.

“Interest Expense” means, with reference to any period, total interest expense (including that attributable to Capital Lease Obligations) of the Borrower and its Subsidiaries for such period with respect to all outstanding Indebtedness of the Borrower and its Subsidiaries (including all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptances and net costs under Swap Agreements in respect of interest rates, to the extent such net costs are allocable to such period in accordance with GAAP), calculated for the Borrower and its Subsidiaries on a consolidated basis for such period in accordance with GAAP.

“Interest Payment Date” means (a) with respect to any ABR Loan (other than a Swingline Loan), the first Business Day of each calendar quarter and the Revolving Credit Maturity Date, (b) with respect to any RFR Loan, (1) each date that is on the numerically corresponding day in each calendar month that is one month after the Borrowing of such Loan (or, if there is no such numerically corresponding day in such month, then the last day of such month) and (2) the Maturity Date, (c) with respect to any Term Benchmark Loan, the last day of each Interest Period applicable to the Borrowing of which such Loan is a part and, in the case of a Term Benchmark Borrowing with an Interest Period of more than three months’ duration, each day prior to the last day of such Interest Period that occurs at intervals of three months’ duration after the first day of such Interest Period and the Revolving Credit Maturity Date and (d) with respect to any Swingline Loan, the day that such Loan is required to be repaid and the Revolving Credit Maturity Date.

“Interest Period” means with respect to any Term Benchmark Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, three or six months thereafter (in each case, subject to the availability for the Benchmark applicable to the relevant Loan or Commitment), as the Borrower may elect; provided that (i) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (ii) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period, and (iii) no tenor that has been removed from this definition pursuant to Section 2.14(e) shall be available for specification in such Borrowing Request or Interest Election Request. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

“Inventory” has the meaning assigned to such term in the Security Agreement.

“IRS” means the United States Internal Revenue Service.

“Issuing Bank” means, individually and collectively, each of Chase, in its capacity as the issuer of Letters of Credit hereunder, and any other Revolving Lender from time to time designated by the Borrower as an Issuing Bank (in each case, through itself or through one of its designated affiliates or branch offices), with the consent of such Revolving Lender and the Administrative Agent, and their respective successors in such capacity as provided in Section 2.06(i). Any Issuing Bank may, in its discretion, arrange for one or more Letters of Credit to be issued by its Affiliates, in which case the term “Issuing Bank” shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate (it being agreed that such Issuing Bank shall, or shall cause such Affiliate to, comply with the requirements of Section 2.06 with respect to such Letters of Credit). At any time there is more than one Issuing Bank, all singular references to the Issuing Bank shall mean any Issuing Bank, either Issuing Bank, each Issuing Bank, the Issuing Bank that has issued the applicable Letter of Credit, or both (or all) Issuing Banks, as the context may require.

“Issuing Bank Sublimit” means, as of the Effective Date, (i) $5,000,000, in the case of Chase and (ii) such amount as shall be designated to the Administrative Agent and the Borrower in writing by an Issuing Bank; provided that any Issuing Bank shall be permitted at any time to increase or reduce its Issuing Bank Sublimit upon providing five (5) days’ prior written notice thereof to the Administrative Agent and the Borrower.

“Joinder Agreement” means a Joinder Agreement in substantially the form of Exhibit F.

“LC Collateral Account” has the meaning assigned to such term in Section 2.06(j).

“LCA Election” has the meaning assigned to it in the definition of “Permitted Acquisition.”

“LC Disbursement” means any payment made by an Issuing Bank pursuant to a Letter of Credit.

“LC Exposure” means, at any time, the sum of the Commercial LC Exposure and the Standby LC Exposure at such time. The LC Exposure of any Revolving Lender at any time shall be its Applicable Percentage of the aggregate LC Exposure at such time.

“Lender Parent” means, with respect to any Lender, any Person as to which such Lender is, directly or indirectly, a subsidiary.

“Lender-Related Person” has the meaning assigned to such term in Section 9.03(b).

“Lenders” means the Persons listed on the Commitment Schedule and any other Person that shall have become a Lender hereunder pursuant to Section 2.09 or an Assignment and Assumption or otherwise, other than any such Person that ceases to be a Lender hereunder pursuant to an Assignment and Assumption or otherwise. Unless the context otherwise requires, the term “Lenders” includes the Swingline Lender and the Issuing Bank.

“Letters of Credit” means the letters of credit issued pursuant to this Agreement, and the term “Letter of Credit” means any one of them or each of them singularly, as the context may require.

“Letter of Credit Agreement” has the meaning assigned to it in Section 2.06(b).

“Liabilities” means any losses, claims (including intraparty claims), demands, damages or liabilities of any kind.

“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

“Liquidity” means, at any date, the sum of Availability, plus Unrestricted Cash of the Borrower and its Subsidiaries on a consolidated basis.

“Limited Condition Acquisition” means any acquisition (or similar investment) by the Borrower or its Subsidiaries permitted pursuant to the Loan Documents for which the consummation thereof is not conditioned on the availability of, or on obtaining, third-party financing; provided, that the Specified Merger Transaction shall be deemed a Limited Condition Acquisition for all purposes hereunder.

“Limited Condition Acquisition Agreement” means, with respect to a Limited Condition Acquisition, the definitive acquisition, merger, or investment agreement for such Limited Condition Acquisition.

“Loan Documents” means, collectively, this Agreement, each promissory note issued pursuant to this Agreement, each Letter of Credit Agreement, each Collateral Document, each Compliance Certificate, the Loan Guaranty, any Obligation Guaranty, and each other agreement, instrument, document and certificate executed and delivered to, or in favor of, the Administrative Agent or any Lender and including each other pledge, power of attorney, consent, assignment, contract, notice, letter of credit agreement, letter of credit applications and any agreements between the Borrower and the Issuing Bank regarding the Issuing Bank’s Issuing Bank Sublimit or the respective rights and obligations between the Borrower and the Issuing Bank in connection with the issuance of Letters of Credit, and each other written matter whether heretofore, now or hereafter executed by or on behalf of any Loan Party, or any employee of any Loan Party, and delivered to the Administrative Agent or any Lender in connection with this Agreement or the transactions contemplated hereby. Any reference in this Agreement or any other Loan Document to a Loan Document shall include all appendices, exhibits or schedules thereto, and all amendments, restatements, supplements or other modifications thereto, and shall refer to this Agreement or such Loan Document as the same may be in effect at any and all times such reference becomes operative.

“Loan Guarantor” means each Loan Party.

“Loan Guaranty” means Article X of this Agreement.

“Loan Parties” means, collectively, the Borrower and its Subsidiaries (other than MasterCraft Parts Limited, JBMC, LLC, Mastercraft Services, LLC and Mastercraft International Sales Administration, Inc.) and any other Person who becomes a party to this Agreement pursuant to a Joinder Agreement and their respective successors and assigns, and the term “Loan Party” shall mean any one of them or all of them individually, as the context may require.

“Loans” means the loans and advances made by the Lenders pursuant to this Agreement, including Swingline Loans.

“Margin Stock” means margin stock within the meaning of Regulations T, U and X, as applicable.

“Material Adverse Effect” means a material adverse effect on (a) the business, assets, operations or condition, financial or otherwise, of the Borrower and its Subsidiaries taken as a whole, (b) the ability of any Loan Party to perform any of its Obligations, (c) the Collateral, or the Administrative Agent’s Liens (on behalf of itself and the other Secured Parties) on the Collateral or the priority of such Liens, or (d) the rights of or benefits available to the Administrative Agent, the Issuing Bank or the Lenders under any of the Loan Documents; provided, however, that the term “Material Adverse Effect” shall not mean (i) events, changes, facts, conditions, circumstances or occurrences generally affecting the marine industry, but only to the extent that such events, changes, facts, conditions, circumstances or occurrences do not have a materially disproportionate effect on the Borrower and its Subsidiaries as compared to other industry participants, (ii) events, changes, facts, conditions, circumstances or occurrences generally affecting the economy or the debt, credit or securities markets, but only to the extent that such events, changes, facts, conditions, circumstances or occurrences do not have a materially disproportionate effect on the Borrower and its Subsidiaries as compared to other participants in the industry referred to in clause (i) and (iii) events, changes, facts, conditions, circumstances or occurrences resulting from actions taken by the Borrower and its Subsidiaries which the Administrative Agent has expressly requested in writing or to which the Administrative Agent has expressly consented in writing.

“Material Indebtedness” means Indebtedness (other than the Loans and Letters of Credit), or obligations in respect of one or more Swap Agreements, of any one or more of the Borrower and its Subsidiaries in an aggregate principal amount exceeding $5,000,000. For purposes of determining Material Indebtedness, the “principal amount” of the obligations of the Borrower or any Subsidiary in respect of any Swap Agreement at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that the Borrower or such Subsidiary would be required to pay if such Swap Agreement were terminated at such time.

“Maximum Rate” has the meaning assigned to such term in Section 9.17.

“Moody’s” means Moody’s Investors Service, Inc.

“Multiemployer Plan” means a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

“Net Income” means, for any period, the consolidated net income (or loss) determined for the Borrower and its Subsidiaries, on a consolidated basis in accordance with GAAP; provided that there shall be excluded (a) the income (or deficit) of any Person accrued prior to the date it becomes a Subsidiary or is merged into or consolidated with the Borrower or any Subsidiary, (b) the income (or deficit) of any Person (other than a Subsidiary) in which the Borrower or any Subsidiary has an ownership interest, except to the extent that any such income is actually received by the Borrower or such Subsidiary in the form of dividends or similar distributions and (c) the undistributed earnings of any Subsidiary, to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary is not at the time permitted by the terms of any contractual obligation (other than under any Loan Document) or Requirement of Law applicable to such Subsidiary.

“Net Proceeds” means, with respect to any event, (a) the cash proceeds received in respect of such event including (i) any cash received in respect of any non-cash proceeds (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment receivable or otherwise, but excluding any interest payments), but only as and when received, (ii) in the case of a casualty, insurance proceeds and (iii) in the case of a condemnation or similar event, condemnation awards and similar payments, minus (b) the sum of (i) all reasonable fees and out-of-pocket expenses paid to third parties (other than Affiliates) in connection with such event, (ii) in the case of a Disposition of an asset (including pursuant to a sale and leaseback transaction or a casualty or a condemnation or similar proceeding), the amount of all payments required to be made as a result of such event to repay Indebtedness (other than Loans) secured by such asset or otherwise subject to mandatory prepayment as a result of such event and (iii) the amount of all taxes paid (or reasonably estimated to be payable) and the amount of any reserves established to fund contingent liabilities reasonably estimated to be payable, in each case during the year that such event occurred or the next succeeding year and that are directly attributable to such event (as determined reasonably and in good faith by a Financial Officer).

“Non-Consenting Lender” has the meaning assigned to such term in Section 9.02(d).

“NYFRB” means the Federal Reserve Bank of New York.

“NYFRB’s Website” means the website of the NYFRB at http://www.newyorkfed.org, or any successor source.

“NYFRB Rate” means, for any day, the greater of (a) the Federal Funds Effective Rate in effect on such day and (b) the Overnight Bank Funding Rate in effect on such day(or for any day that is not a Business Day, for the immediately preceding Business Day); provided that if none of such rates are published for any day that is a Business Day, the term “NYFRB Rate” means the rate for a federal funds transaction quoted at 11:00 a.m. on such day received by the Administrative Agent from a federal funds broker of recognized standing selected by it; provided, further, that if any of the aforesaid rates as so determined would be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.

“Obligated Party” has the meaning assigned to such term in Section 10.02.

“Obligation Guaranty” means any Guarantee of all or any portion of the Secured Obligations executed and delivered to the Administrative Agent for the benefit of the Secured Parties by a guarantor who is not a Loan Party.

“Obligations” means all unpaid principal of and accrued and unpaid interest on the Loans, all LC Exposure, all accrued and unpaid fees and all expenses, reimbursements, indemnities and other obligations and indebtedness (including interest and fees accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), obligations and liabilities of any of the Loan Parties to any of the Lenders, the Administrative Agent, the Issuing Bank or any indemnified party, individually or collectively, existing on the Effective Date or arising thereafter, direct or indirect, joint or several, absolute or contingent, matured or unmatured, liquidated or unliquidated, secured or unsecured, arising by contract, operation of law or otherwise, arising or incurred under this Agreement or any of the other Loan Documents or in respect of any of the Loans made or reimbursement or other obligations incurred or any of the Letters of Credit or other instruments at any time evidencing any thereof.

“OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury.

“Off-Balance Sheet Liability” of a Person means (a) any repurchase obligation or liability of such Person with respect to accounts or notes receivable sold by such Person, (b) any indebtedness, liability or obligation under any so-called “synthetic lease” transaction entered into by such Person, or (c) any indebtedness, liability or obligation arising with respect to any other transaction which is the functional equivalent of or takes the place of borrowing but which does not constitute a liability on the balance sheet of such Person (other than operating leases).

“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Taxes (other than a connection arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to, or enforced, any Loan Document, or sold or assigned an interest in any Loan, Letter of Credit, or any Loan Document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 2.19).

“Overnight Bank Funding Rate” means, for any day, the rate comprised of both overnight federal funds and overnight eurodollar transactions denominated in Dollars by U.S.-managed banking offices of depository institutions (as such composite rate shall be determined by the NYFRB as set forth on the NYFRB’s Website from time to time) and published on the next succeeding Business Day by the NYFRB as an overnight bank funding rate.

“Paid in Full” or “Payment in Full” means, (i) the indefeasible payment in full in cash of all outstanding Loans and LC Disbursements, together with accrued and unpaid interest thereon, (ii) the termination, expiration, or cancellation and return of all outstanding Letters of Credit (or alternatively, with respect to each such Letter of Credit, the furnishing to the Administrative Agent of a cash deposit, or at the discretion of the Administrative Agent a back-up standby letter of credit satisfactory to the Administrative Agent and the Issuing Bank, in an amount equal to 105% of the LC Exposure as of the date of such payment), (iii) the indefeasible payment in full in cash of the accrued and unpaid fees, (iv) the indefeasible payment in full in cash of all reimbursable expenses and other Secured Obligations (other than Unliquidated Obligations for which no claim has been made and other obligations expressly stated to survive such payment and termination of this Agreement), together with accrued and unpaid interest thereon, (v) the termination of all Commitments, and (vi) the termination of the Swap Agreement Obligations and the Banking Services Obligations or entering into other arrangements satisfactory to the Secured Parties counterparties thereto.

“Participant” has the meaning assigned to such term in Section 9.04(c).

“Participant Register” has the meaning assigned to such term in Section 9.04(c).

“Payment” has the meaning assigned to it in Section 8.06(c).

“Payment Notice” has the meaning assigned to it in Section 8.06(c).

“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.

“Permitted Acquisition” means any Acquisition by any Loan Party in a transaction that satisfies each of the following requirements:

(a) such Acquisition is not a hostile or contested acquisition;

(b) the business acquired in connection with such Acquisition is not engaged, directly or indirectly, in any line of business other than the businesses in which the Loan Parties are engaged on the Effective Date and any line of business related to or incidental to the marine industry; provided, however, that with respect to Acquisitions in which the business acquired is not located in the U.S. or organized under applicable U.S. and state laws, the total consideration (including maximum potential total amount of all deferred payment obligations (including earn-outs) and Indebtedness assumed or incurred) for all such Acquisitions made during the term of this Agreement shall not exceed $50,000,000;

(c) both before and after giving effect to such Acquisition and the Loans (if any) requested to be made in connection therewith, each of the representations and warranties in the Loan Documents is true and correct (except (i) any such representation or warranty which relates to a specified prior date and (ii) to the extent the Lenders have been notified in writing by the Loan Parties that any representation or warranty is not correct and the Lenders have explicitly waived in writing compliance with such representation or warranty) and no Default exists, will exist, or would result therefrom; provided, that with respect to any Limited Condition Acquisition, the conditions set forth in this clause (c) may at the election of the Borrower be tested as of the date the applicable Limited Condition Acquisition Agreement is executed in accordance with Section 1.10;

(d) as soon as available, but not less than ten (10) days prior to such Acquisition, the Borrower has provided the Administrative Agent (i) notice of such Acquisition and (ii) a copy of all business and financial information reasonably requested by the Administrative Agent including pro forma financial statements, statements of cash flow;

(e) if such Acquisition is an acquisition of the Equity Interests of a Person, such Acquisition is structured so that the acquired Person shall become a wholly-owned Subsidiary of the Borrower or another Subsidiary and a Loan Party pursuant to the terms of this Agreement;

(f) if such Acquisition is an acquisition of assets, such Acquisition is structured so that the Borrower or another Loan Party shall acquire such assets;

(g) if such Acquisition is an acquisition of Equity Interests, such Acquisition will not result in any violation of Regulation U;

(h) if such Acquisition involves a merger or a consolidation involving the Borrower or any other Loan Party, the Borrower or such Loan Party, as applicable, shall be the surviving entity;

(i) no Loan Party shall, as a result of or in connection with any such Acquisition, assume or incur any direct or contingent liabilities (whether relating to environmental, tax, litigation, or other matters) that could have a Material Adverse Effect;

(j) in connection with an Acquisition of the Equity Interests of any Person, all Liens (other than Permitted Encumbrances) on property of such Person shall be terminated unless the Administrative Agent and the Lenders in their sole discretion consent otherwise, and in connection with an Acquisition of the assets of any Person, all Liens (other than Permitted Encumbrances) on such assets shall be terminated;

(k) the Borrower shall certify to the Administrative Agent and the Lenders (and provide the Administrative Agent and the Lenders with a pro forma calculation in form and substance reasonably satisfactory to the Administrative Agent and the Lenders) that, after giving effect to the completion of such Acquisition, on a pro forma basis (i) Liquidity will not be less than $5,000,000 which includes all consideration given in connection with such Acquisition, other than Equity Interests of the Borrower or a Subsidiary delivered to the seller(s) in such Acquisition, as having been paid in cash at the time of making such Acquisition, (ii) the Borrower will be in compliance with the covenants contained in Section 6.12 and (iii) the Total Net Leverage Ratio will not be greater than the level that would then otherwise be required under Section 6.12 minus 0.25 to 1.00; provided however, that in the case of any Limited Condition Acquisition, the then applicable Liquidity, Total Net Leverage Ratio and covenant level(s) may, at the election of the Borrower, be calculated as of the date the applicable Limited Condition Acquisition Agreement is entered into, as if the acquisition and other pro forma events in connection therewith were consummated on such date (such election, an “LCA Election”).

(l) all actions required to be taken with respect to any newly acquired or formed wholly-owned Subsidiary of the Borrower or a Loan Party, as applicable, required under Section 5.14 shall have been taken; and

(m) the Borrower shall have delivered to the Administrative Agent the final executed material documentation relating to such Acquisition within 10 days following the consummation thereof;

provided, however, that notwithstanding anything to the contrary herein or in any other Loan Document, the Specified Merger Transaction shall be deemed to constitute a Permitted Acquisition for all purposes under this Agreement and the other Loan Documents.

“Permitted Encumbrances” means:

(a) Liens imposed by law for Taxes that are not yet due or are being contested in compliance with Section 5.04;

(b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s and other like Liens imposed by law, arising in the ordinary course of business and securing obligations that are not overdue by more than thirty (30) days or are being contested in compliance with Section 5.04;

(c) pledges and deposits made in the ordinary course of business in compliance with workers’ compensation, unemployment insurance and other social security laws or regulations;

(d) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business;

(e) judgment Liens in respect of judgments that do not constitute an Event of Default under clause (k) of Article VII; and

(f) easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the ordinary course of business that do not secure any monetary obligations and do not materially detract from the value of the affected property or interfere with the ordinary conduct of business of the Borrower or any Subsidiary;

provided that the term “Permitted Encumbrances” shall not include any Lien securing Indebtedness, except with respect to clause (e) above.

“Permitted Investments” means:

(a) direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the U.S. (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the U.S.), in each case maturing within one year from the date of acquisition thereof;

(b) investments in commercial paper maturing within 270 days from the date of acquisition thereof and having, at such date of acquisition, the highest credit rating obtainable from S&P or from Moody’s;

(c) investments in certificates of deposit, bankers’ acceptances and time deposits maturing within 180 days from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of the U.S. or any state thereof which has a combined capital and surplus and undivided profits of not less than $500,000,000;

(d) investments in corporate bonds maturing within one year from the date of acquisition thereof and having a rating of at least BBB- by S&P or Baa3 by Moody’s;

(e) fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause (a) above and entered into with a financial institution satisfying the criteria described in clause (c) above; and

(f) money market funds that (i) comply with the criteria set forth in Securities and Exchange Commission Rule 2a-7 under the Investment Company Act of 1940, (ii) are rated AAA by S&P and Aaa by Moody’s and (iii) have portfolio assets of at least $5,000,000,000.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Plan” means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which the Borrower or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Plan Asset Regulations” means 29 CFR § 2510.3-101 et seq., as modified by Section 3(42) of ERISA, as amended from time to time.

“Prime Rate” means the rate of interest last quoted by The Wall Street Journal as the “Prime Rate” in the U.S. or, if The Wall Street Journal ceases to quote such rate, the highest per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the “bank prime loan” rate or, if such rate is no longer quoted therein, any similar rate quoted therein (as determined by the Administrative Agent) or any similar release by the Federal Reserve Board (as determined by the Administrative Agent). Each change in the Prime Rate shall be effective from and including the date such change is publicly announced or quoted as being effective.

“Proceeding” means any claim, litigation, investigation, action, suit, arbitration or administrative, judicial or regulatory action or proceeding in any jurisdiction.

“Projections” has the meaning assigned to such term in Section 5.01(d).

“PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“Public-Sider” means a Lender whose representatives may trade in securities of the Borrower or its Controlling person or any of its Subsidiaries while in possession of the financial statements provided by the Borrower under the terms of this Agreement.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

“QFC Credit Support” has the meaning assigned to it in Section 9.21.

“Qualified ECP Guarantor” means, in respect of any Swap Obligation, each Loan Party that has total assets exceeding $10,000,000 at the time the relevant Loan Guaranty or grant of the relevant security interest becomes or would become effective with respect to such Swap Obligation or such other person as constitutes an “eligible contract participant” under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another person to qualify as an “eligible contract participant” at such time by entering into a keepwell under Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

“Real Property” means all real property that was, is now or may hereafter be owned, occupied or otherwise controlled by any Loan Party pursuant to any contract of sale, lease or other conveyance of any legal interest in any real property to any Loan Party.

“Recipient” means, as applicable, (a) the Administrative Agent, (b) any Lender and (c) any Issuing Bank, or any combination thereof (as the context requires).

“Reference Time” with respect to any setting of the then-current Benchmark means (1) if such Benchmark is the Term SOFR Rate, 5:00 a.m. (Chicago time) on the day that is two (2) U.S. Government Securities Business Days preceding the date of such setting, (2) if the RFR for such Benchmark is Daily Simple SOFR, then four (4) Business Days prior to such setting or (3) if such Benchmark is none of the Term SOFR Rate or Daily Simple SOFR, the time determined by the Administrative Agent in its reasonable discretion.

“Refinance Indebtedness” has the meaning assigned to such term in Section 6.01(f).

“Register” has the meaning assigned to such term in Section 9.04(b).

“Regulation D” means Regulation D of the Federal Reserve Board, as in effect from time to time and all official rulings and interpretations thereunder or thereof.

“Regulation T” means Regulation T of the Federal Reserve Board, as in effect from time to time and all official rulings and interpretations thereunder or thereof.

“Regulation U” means Regulation U of the Federal Reserve Board, as in effect from time to time and all official rulings and interpretations thereunder or thereof.

“Regulation X” means Regulation X of the Federal Reserve Board, as in effect from time to time and all official rulings and interpretations thereunder or thereof.

“Related Parties” means, with respect to any specified Person, such Person’s Affiliates and the respective directors, officers, partners, members, trustees, employees, agents, administrators, managers, representatives and advisors of such Person and such Person’s Affiliates.

“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, disposing, or dumping of any substance into the environment.

“Relevant Governmental Body” means the Federal Reserve Board and/or the NYFRB, as applicable, or a committee officially endorsed or convened by the Federal Reserve Board and/or the NYFRB, or, in each case, any successor thereto.

“Relevant Rate” means (i) with respect to any Term Benchmark Borrowing, the Adjusted Term SOFR Rate or (ii) with respect to any RFR Borrowing, the Adjusted Daily Simple SOFR, as applicable.

“Report” means reports prepared by the Administrative Agent or another Person showing the results of appraisals, field examinations or audits pertaining to the Borrower’s assets from information furnished by or on behalf of the Borrower, after the Administrative Agent has exercised its rights of inspection pursuant to this Agreement, which Reports may be distributed to the Lenders by the Administrative Agent.

“Required Lenders” means, subject to Section 2.20, (a) at any time prior to the earlier of the Loans becoming due and payable pursuant to Article VII or the Commitments terminating or expiring, two or more Lenders (that are not Related Parties) having Credit Exposure and Unfunded Commitments representing more than 50% of the sum of the Aggregate Credit Exposure and Unfunded Commitments at such time; provided that solely for purposes of declaring the Loans to be due and payable pursuant to Article VII, the Unfunded Commitment of each Lender shall be deemed to be zero in determining the Required Lenders; and (b) for all purposes after the Loans become due and payable pursuant to Article VII or the Commitments expire or terminate, two or more Lenders having Credit Exposure representing more than 50% of the Aggregate Credit Exposure at such time; provided that, in the case of clauses (a) and (b) above, the Credit Exposure of any Lender that is a Swingline Lender shall be deemed to exclude any amount of its Swingline Exposure in excess of its Applicable Percentage of all outstanding Swingline Loans, adjusted to give effect to any reallocation under Section 2.20 of the Swingline Exposures of Defaulting Lenders in effect at such time, and the Unfunded Commitment of such Lender shall be determined on the basis of its Revolving Exposure excluding such excess amount.

“Requirement of Law” means, with respect to any Person, (a) the charter, articles or certificate of organization or incorporation and bylaws or operating, management or partnership agreement, or other organizational or governing documents of such Person and (b) any statute, law (including common law), treaty, rule, regulation, code, ordinance, order, decree, writ, judgment, injunction or determination of any arbitrator or court or other Governmental Authority (including Environmental Laws), in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

“Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“Responsible Officer” means the president or Financial Officer of the Borrower.

“Restricted Payment” means any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interests in the Borrower or any Subsidiary, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such Equity Interests or any option, warrant or other right to acquire any such Equity Interests.

“Reuters” means, as applicable, Thomson Reuters Corp, Refinitiv, or any successor thereto.

“Revolving Borrowing” means Revolving Loans of the same Type, made, converted or continued on the same date and, in the case of Term Benchmark Loans, as to which a single Interest Period is in effect.

“Revolving Commitment” means, with respect to each Lender, the amount set forth on the Commitment Schedule opposite such Lender’s name, or in the Assignment and Assumption or other documentation or record (as such term is defined in Section 9-102(a)(70) of the New York Uniform Commercial Code) as provided in Section 9.04(b)(ii)(C), pursuant to which such Lender shall have assumed its Revolving Commitment, as applicable, as such Revolving Commitment may be reduced or increased from time to time pursuant to (a) Section 2.09 and (b) assignments by or to such Lender pursuant to Section 9.04; provided, that at no time shall the Revolving Exposure of any Lender exceed its Revolving Commitment. The initial aggregate amount of the Lenders’ Revolving Commitments is $75,000,000.

“Revolving Credit Maturity Date” means __________, 2031 (if the same is a Business Day, or if not then the immediately next succeeding Business Day), or any earlier date on which the Revolving Commitments are reduced to zero or otherwise terminated pursuant to the terms hereof.

“Revolving Exposure” means, with respect to any Lender, at any time, the sum of the aggregate outstanding principal amount of such Lender’s Revolving Loans and its LC Exposure and its Swingline Exposure at such time.

“Revolving Lender” means, as of any date of determination, a Lender with a Revolving Commitment or, if the Revolving Commitments have terminated or expired, a Lender with Revolving Exposure.

“Revolving Loan” means a Loan made pursuant to Section 2.01(a).

“RFR Borrowing” means, as to any Borrowing, the RFR Loans comprising such Borrowing.

“RFR Loan” means a Loan that bears interest at a rate based on the Adjusted Daily Simple SOFR.

“S&P” means Standard & Poor’s Ratings Services, a Standard & Poor’s Financial Services LLC business.

“Sale and Leaseback Transaction” has the meaning assigned to such term in Section 6.06.

“Sanctioned Country” means, at any time, a country, region or territory which is itself the subject or target of any Sanctions.

“Sanctioned Person” means, at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State or by the United Nations Security Council, the European Union, any European Union member state, His Majesty’s Treasury of the United Kingdom or other relevant sanctions authority, (b) any Person operating, organized or resident in a Sanctioned Country, (c) any Person owned or controlled by any such Person or Persons described in the foregoing clauses (a) or (b), or (d) any Person otherwise the subject of any Sanctions.

“Sanctions” means all economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, or (b) the United Nations Security Council, the European Union, any European Union member state or His Majesty’s Treasury of the United Kingdom or other relevant sanctions authority.

“SEC” means the Securities and Exchange Commission of the U.S.

“Secured Obligations” means all Obligations, together with all (i) Banking Services Obligations and (ii) Swap Agreement Obligations owing to one or more Lenders or their respective Affiliates; provided, however, that the definition of “Secured Obligations” shall not create any guarantee by any Guarantor of (or grant of security interest by any Guarantor to support, as applicable) any Excluded Swap Obligations of such Guarantor for purposes of determining any obligations of any Guarantor.

“Secured Parties” means (a) the Lenders, (b) the Administrative Agent, (c) each Issuing Bank, (d) each provider of Banking Services, to the extent the Banking Services Obligations in respect thereof constitute Secured Obligations, (e) each counterparty to any Swap Agreement, to the extent the obligations thereunder constitute Secured Obligations, (f) the beneficiaries of each indemnification obligation undertaken by any Loan Party under any Loan Document, and (g) the successors and assigns of each of the foregoing.

“Security Agreement” means that certain Pledge and Security Agreement (including any and all supplements thereto), dated as of the date hereof, among the Borrower, its Domestic Subsidiaries and the Administrative Agent, for the benefit of the Administrative Agent and the other Secured Parties, and any other pledge or security agreement entered into, after the date of this Agreement by any other Loan Party (as required by this Agreement or any other Loan Document) or any other Person for the benefit of the Administrative Agent and the other Secured Parties, as the same may be amended, restated, supplemented or otherwise modified from time to time.

“SOFR” means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.

“SOFR Administrator” means the NYFRB (or a successor administrator of the secured overnight financing rate).

“SOFR Administrator’s Website” means the NYFRB’s Website, currently at http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time.

“SOFR Determination Date” has the meaning specified in the definition of “Daily Simple SOFR”.

“SOFR Rate Day” has the meaning specified in the definition of “Daily Simple SOFR”.

“Specified Merger Transaction” means a transaction currently contemplated by Borrower where Borrower (through an Affiliate) will be merging with [Falcon], pursuant to which a new, wholly owned subsidiary of Borrower will be the surviving entity.

“Standby LC Exposure” means, at any time, the sum of (a) the aggregate undrawn amount of all standby Letters of Credit outstanding at such time plus (b) the aggregate amount of all LC Disbursements relating to standby Letters of Credit that have not yet been reimbursed by or on behalf of the Borrower at such time. The Standby LC Exposure of any Revolving Lender at any time shall be its Applicable Percentage of the aggregate Standby LC Exposure at such time.

“Statements” has the meaning assigned to such term in Section 2.18(f).

“Subordinated Indebtedness” of a Person means any Indebtedness of such Person, the payment of which is subordinated to payment of the Secured Obligations to the written satisfaction of the Administrative Agent.

“subsidiary” means, with respect to any Person (the “parent”) at any date, any corporation, limited liability company, partnership, association or other entity, the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other corporation, limited liability company, partnership, association or other entity (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held, or (b) that is, as of such date, otherwise Controlled, by the parent and/or one or more subsidiaries of the parent.

“Subsidiary” means any direct or indirect subsidiary of the Borrower or a Loan Party, as applicable.

“Supported QFC” has the meaning assigned to it in Section 9.21.

“Swap Agreement” means any agreement with respect to any swap, forward, spot, future, credit default or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Borrower or the Subsidiaries shall be a Swap Agreement.

“Swap Agreement Obligations” means any and all obligations of the Loan Parties and their Subsidiaries, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor), under (a) any Swap Agreement permitted hereunder with a Lender or an Affiliate of a Lender, and (b) any cancellations, buy backs, reversals, terminations or assignments of any Swap Agreement transaction permitted hereunder with a Lender or an Affiliate of a Lender.

“Swap Obligation” means, with respect to any Guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act or any rules or regulations promulgated thereunder.

“Swingline Commitment” means the amount set forth opposite Chase’s name on the Commitment Schedule as Swingline Commitment.

“Swingline Exposure” means, at any time, the aggregate principal amount of all Swingline Loans outstanding at such time. The Swingline Exposure of any Revolving Lender at any time shall be the sum of (a) its Applicable Percentage of the aggregate principal amount of all Swingline Loans outstanding at such time (excluding, in the case of any Lender that is a Swingline Lender, Swingline Loans made by it that are outstanding at such time to the extent that the other Lenders shall not have funded their participations in such Swingline Loans), adjusted to give effect to any reallocation under Section 2.20 of the Swingline Exposure of Defaulting Lenders in effect at such time, and (b) in the case of any Revolving Lender that is the Swingline Lender, the aggregate principal amount of all Swingline Loans made by such Revolving Lender outstanding at such time, less the amount of participations funded by the other Lenders in such Swingline Loans.

“Swingline Lender” means Chase (or any of its designated branch offices or affiliates), in its capacity as lender of Swingline Loans hereunder. Any consent required of the Administrative Agent or the Issuing Bank shall be deemed to be required of the Swingline Lender and any consent given by Chase in its capacity as Administrative Agent or Issuing Bank shall be deemed given by Chase in its capacity as Swingline Lender as well.

“Swingline Loan” means a Loan made pursuant to Section 2.05.

“Taxes” means any and all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), value added taxes, or any other goods and services, use or sales taxes, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Term Benchmark” when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Adjusted Term SOFR Rate.

“Term SOFR Determination Day” has the meaning assigned to it under the definition of Term SOFR Reference Rate.

“Term SOFR Rate” means, with respect to any Term Benchmark Borrowing and for any tenor comparable to the applicable Interest Period, the Term SOFR Reference Rate at approximately 5:00 a.m., Chicago time, two (2) U.S. Government Securities Business Days prior to the commencement of such tenor comparable to the applicable Interest Period, as such rate is published by the CME Term SOFR Administrator.

“Term SOFR Reference Rate” means, for any day and time (such day, the “Term SOFR Determination Day”), and for any tenor comparable to the applicable Interest Period, the rate per annum published by the CME Term SOFR Administrator and identified by the Administrative Agent as the forward-looking term rate based on SOFR. If by 5:00 pm (New York City time) on such Term SOFR Determination Day, the “Term SOFR Reference Rate” for the applicable tenor has not been published by the CME Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Rate has not occurred, then, so long as such day is otherwise a U.S. Government Securities Business Day, the Term SOFR Reference Rate for such Term SOFR Determination Day will be the Term SOFR Reference Rate as published in respect of the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate was published by the CME Term SOFR Administrator, so long as such first preceding U.S. Government Securities Business Day is not more than five (5) U.S. Government Securities Business Days prior to such Term SOFR Determination Day.

“Total Indebtedness” means, at any date, the aggregate principal amount of all Indebtedness determined for the Borrower and its Subsidiaries on a consolidated basis at such date.

“Total Net Leverage Ratio” means, on any date, the ratio of (a) Total Indebtedness on such date, less Unrestricted Cash (in an aggregate amount not to exceed $35,000,000) on such date to (b) EBITDA for the period of four consecutive fiscal quarters ended on or most recently prior to such date.

“Transactions” means the execution, delivery and performance by the Borrower of this Agreement and the other Loan Documents, the borrowing of Loans and other credit extensions, the use of the proceeds thereof and the issuance of Letters of Credit hereunder.

“Type”, when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Adjusted Term SOFR Rate, the Adjusted Daily Simple SOFR or the Alternate Base Rate.

“UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York or in any other state, the laws of which are required to be applied in connection with the issue of perfection of security interests.

“UK Financial Institutions” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“Unfinanced Capital Expenditures” means, for any period, Capital Expenditures made during such period which are not financed from the proceeds of any Indebtedness (other than the Revolving Loans; it being understood and agreed that, to the extent any Capital Expenditures are financed with Revolving Loans, such Capital Expenditures shall be deemed Unfinanced Capital Expenditures).

“Unfunded Commitment” means, with respect to each Lender, the Revolving Commitment of such Lender less its Revolving Exposure.

“Unliquidated Obligations” means, at any time, any Secured Obligations (or portion thereof) that are contingent in nature or unliquidated at such time, including any Secured Obligation that is: (i) an obligation to reimburse a bank for drawings not yet made under a letter of credit issued by it; (ii) any other obligation (including any guarantee) that is contingent in nature at such time; or (iii) an obligation to provide collateral to secure any of the foregoing types of obligations.

“Unrestricted Cash” means all cash and Cash Equivalents of the Borrower and its Domestic Subsidiaries to the extent that (i) the use of such cash and Cash Equivalents for application to payment of the Obligations is not prohibited by any contractual obligation or requirement of law and (ii) such cash and Cash Equivalents are free and clear of all Liens (other than Liens in favor of the Administrative Agent and Permitted Encumbrances).

“U.S.” means the United States of America.

“U.S. Government Securities Business Day” means any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“U.S. Person” means a “United States person” within the meaning of Section 7701(a)(30) of the Code.

“U.S. Special Resolution Regime” has the meaning assigned to it in Section 9.21.

“U.S. Tax Compliance Certificate” has the meaning assigned to such term in Section 2.17(f)(ii)(B)(3).

“USA PATRIOT Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

“Write-Down and Conversion Powers” means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

SECTION 1.02 Classification of Loans and Borrowings. For purposes of this Agreement, Loans may be classified and referred to by Class (e.g., a “Revolving Loan”) or by Type (e.g., a “Term Benchmark Loan” or an “RFR Loan”) or by Class and Type (e.g., a “Term Benchmark Revolving Loan” or an “RFR Revolving Loan”). Borrowings also may be classified and referred to by Class (e.g., a “Revolving Borrowing”) or by Type (e.g., a “Term Benchmark Borrowing” or an “RFR Borrowing”) or by Class and Type (e.g., a “Term Benchmark Revolving Borrowing” or an “RFR Revolving Borrowing”).

SECTION 1.03 Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “law” shall be construed as referring to all statutes, rules, regulations, codes and other laws (including official rulings and interpretations thereunder having the force of law or with which affected Persons customarily comply) and all judgments, orders and decrees of all Governmental Authorities. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, supplemented or otherwise modified (subject to any restrictions on such amendments, restatements, supplements or modifications set forth herein), (b) any definition of or reference to any statute, rule or regulation shall be construed as referring thereto as from time to time amended, supplemented or otherwise modified (including by succession of comparable successor laws), (c) any reference herein to any Person shall be construed to include such Person’s successors and assigns (subject to any restrictions on assignments set forth herein) and, in the case of any Governmental Authority, any other Governmental Authority that shall have succeeded to any or all functions thereof, (d) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (e) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, (f) any reference in any definition to the phrase “at any time” or “for any period” shall refer to the same time or period for all calculations or determinations within such definition, and (g) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

SECTION 1.04 Accounting Terms; GAAP.

(a) Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time; provided that, if after the date hereof there occurs any change in GAAP or in the application thereof on the operation of any provision hereof and the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of such change in GAAP or in the application thereof (or if the Administrative Agent notifies the Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith. Notwithstanding any other provision contained herein, all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made (i) without giving effect to any election under Financial Accounting Standards Board Accounting Standards Codification 825-10-25 (or any other Accounting Standards Codification or Financial Accounting Standard having a similar result or effect) to value any Indebtedness or other liabilities of the Borrower or any Subsidiary at “fair value”, as defined therein and (ii) without giving effect to any treatment of Indebtedness under Financial Accounting Standards Board Accounting Standards Codification 470-20 or 2015-03 (or any other Accounting Standards Codification or Financial Accounting Standard having a similar result or effect) to value any such Indebtedness in a reduced or bifurcated manner as described therein, and such Indebtedness shall at all times be valued at the full stated principal amount thereof.

(b) Notwithstanding anything to the contrary contained in Section 1.04(a) or in the definition of “Capital Lease Obligations,” any change in accounting for leases pursuant to GAAP resulting from the adoption of Financial Accounting Standards Board Accounting Standards Update No. 2016-02, Leases (Topic 842) (“FAS 842”), to the extent such adoption would require treating any lease (or similar arrangement conveying the right to use) as a capital lease where such lease (or similar arrangement) would not have been required to be so treated under GAAP as in effect on December 31, 2015, such lease shall not be considered a capital lease, and all calculations and deliverables under this Agreement or any other Loan Document shall be made or delivered, as applicable, in accordance therewith.

SECTION 1.05 Interest Rates; Benchmark Notification. The interest rate on a Loan denominated in dollars may be derived from an interest rate benchmark that may be discontinued or is, or may in the future become, the subject of regulatory reform. Upon the occurrence of a Benchmark Transition Event, Section 2.14(b) provides a mechanism for determining an alternative rate of interest. The Administrative Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to, the administration, submission, performance or any other matter related to any interest rate used in this Agreement, or with respect to any alternative or successor rate thereto, or replacement rate thereof, including without limitation, whether the composition or characteristics of any such alternative, successor or replacement reference rate will be similar to, or produce the same value or economic equivalence of, the existing interest rate being replaced or have the same volume or liquidity as did any existing interest rate prior to its discontinuance or unavailability. The Administrative Agent and its affiliates and/or other related entities may engage in transactions that affect the calculation of any interest rate used in this Agreement or any alternative, successor or alternative rate (including any Benchmark Replacement) and/or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Administrative Agent may select information sources or services in its reasonable discretion to ascertain any interest rate used in this Agreement, any component thereof, or rates referenced in the definition thereof, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

SECTION 1.06 Pro Forma Adjustments for Acquisitions and Dispositions. To the extent the Borrower or any Subsidiary makes any acquisition permitted pursuant to Section 6.04 or Disposition outside the ordinary course of business permitted by Section 6.05 or a Restricted Payment permitted by Section 6.08(a)(iv) during the period of four fiscal quarters of the Borrower most recently ended, the Total Net Leverage Ratio, the Interest Coverage Ratio and any financial covenants set forth in Section 6.12, as applicable, shall be calculated after giving pro forma effect thereto (including pro forma adjustments arising out of events which are directly attributable to the acquisition or the Disposition, are factually supportable and are expected to have a continuing impact, in each case as determined on a basis consistent with Article 11 of Regulation S-X of the Securities Act of 1933, as amended, as interpreted by the SEC, and as certified by a Financial Officer), as if such Restricted Payment, such acquisition or such Disposition (and any related incurrence, repayment or assumption of Indebtedness) had occurred in the first day of such four-quarter period.

SECTION 1.07 Status of Obligations. In the event that the Borrower or any other Loan Party shall at any time issue or have outstanding any Subordinated Indebtedness, the Borrower shall take or cause such other Loan Party to take all such actions as shall be necessary to cause the Secured Obligations to constitute senior indebtedness (however denominated) in respect of such Subordinated Indebtedness and to enable the Administrative Agent and the Lenders to have and exercise any payment blockage or other remedies available or potentially available to holders of senior indebtedness under the terms of such Subordinated Indebtedness. Without limiting the foregoing, the Secured Obligations are hereby designated as “senior indebtedness” and as “designated senior indebtedness” and words of similar import under and in respect of any indenture or other agreement or instrument under which such Subordinated Indebtedness is outstanding and are further given all such other designations as shall be required under the terms of any such Subordinated Indebtedness in order that the Lenders may have and exercise any payment blockage or other remedies available or potentially available to holders of senior indebtedness under the terms of such Subordinated Indebtedness.

SECTION 1.08 Letters of Credit. Unless otherwise specified herein, the amount of a Letter of Credit at any time shall be deemed to be the stated amount of such Letter of Credit available to be drawn at such time; provided that with respect to any Letter of Credit that, by its terms, provides for one or more automatic increases in the available amount thereof, the amount of such Letter of Credit shall be deemed to be the maximum amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum amount is available to be drawn at such time. For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Article 29(a) of the Uniform Customs and Practice for Documentary Credits, International Chamber of Commerce Publication No. 600 (or such later version thereof as may be in effect at the applicable time) or Rule 3.13 or Rule 3.14 of the International Standby Practices, International Chamber of Commerce Publication No. 590 (or such later version thereof as may be in effect at the applicable time) or similar terms of the Letter of Credit itself, or if compliant documents have been presented but not yet honored, such Letter of Credit shall be deemed to be “outstanding” and “undrawn” in the amount so remaining available to be paid, and the obligations of the Borrower and each Lender shall remain in full force and effect until the Issuing Bank and the Lenders shall have no further obligations to make any payments or disbursements under any circumstances with respect to any Letter of Credit.

SECTION 1.09 Divisions. For all purposes under the Loan Documents, in connection with any Division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized and acquired on the first date of its existence by the holders of its Equity Interests at such time.

SECTION 1.10 Limited Condition Acquisitions. (a) In the case of (i) the incurrence of any Indebtedness or Liens, the making of any Investments, Restricted Payments or Asset Dispositions, or the prepayment of Indebtedness, or (ii) determining compliance with representations and warranties or the occurrence of any Default or Event of Default, in each case, in connection with a Limited Condition Acquisition, at the Borrowers’ option, the relevant ratios and baskets and whether any such action is permitted hereunder shall be determined as of the date the applicable Limited Condition Acquisition Agreement is entered into and calculated, on a pro forma basis, as if such Limited Condition Acquisition (and any other then-pending Limited Condition Acquisition) and other pro forma events in connection therewith (and in connection with any other then-pending Limited Condition Acquisition), including the incurrence of Indebtedness, were consummated on such date. (b) The consummation of any Limited Condition Acquisition shall not be subject to any further condition at the time of such consummation. (c) Notwithstanding anything to the contrary herein, any determination in connection with a Limited Condition Acquisition of compliance with representations and warranties or as to the occurrence or absence of any Default or Event of Default hereunder as of the date the applicable Limited Condition Acquisition Agreement (rather than the date of consummation of the applicable Limited Condition Acquisition) is executed and delivered shall not be deemed to constitute a waiver of or consent to any breach of representations and warranties or any Default or Event of Default that may exist at the time of consummation of such Limited Condition Acquisition.

ARTICLE II

SECTION 2.01 Commitments.

(a) Subject to the terms and conditions set forth herein, each Lender severally (and not jointly) agrees to make Revolving Loans in dollars to the Borrower from time to time during the Availability Period in an aggregate principal amount that will not result (after giving effect to any application of proceeds of such Borrowing pursuant to Section 2.10(a)) in (i) such Lender’s Revolving Exposure exceeding such Lender’s Revolving Commitment or (ii) the Aggregate Revolving Exposure exceeding the aggregate Revolving Commitments. Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrower may borrow, prepay and reborrow Revolving Loans.

SECTION 2.02 Loans and Borrowings.

(a) Each Loan (other than a Swingline Loan) shall be made as part of a Borrowing consisting of Loans of the same Class and Type made by the Lenders ratably in accordance with their respective Commitments of the applicable Class. The failure of any Lender to make any Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided that the Commitments of the Lenders are several and no Lender shall be responsible for any other Lender’s failure to make Loans as required. Any Swingline Loan shall be made in accordance with the procedures set forth in Section 2.05.

(b) Subject to Section 2.14, each Revolving Borrowing shall be comprised entirely of ABR Loans or Term Benchmark Loans as the Borrower may request in accordance herewith. Each Swingline Loan shall be an ABR Loan. Each Lender at its option may make any Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan (and in the case of an Affiliate, the provisions of Sections 2.14, 2.15, 2.16 and 2.17 shall apply to such Affiliate to the same extent as to such Lender); provided that any exercise of such option shall not affect the obligation of the Borrower to repay such Loan in accordance with the terms of this Agreement.

(c) At the commencement of each Interest Period for any Term Benchmark Revolving Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of $100,000 and not less than $1,000,000 or such lesser amount as may be agreed to by the Administrative Agent. At the time that each ABR Revolving Borrowing is made, such Borrowing shall be in an aggregate amount that is an integral multiple of $50,000 and not less than $500,000; provided that an ABR Revolving Borrowing may be in an aggregate amount that is equal to the entire unused balance of the total Revolving Commitments or that is required to finance the reimbursement of an LC Disbursement as contemplated by Section 2.06(e). Each Swingline Loan shall be in an amount that is an integral multiple of $50,000 and not less than $100,000 or, if requested by the Borrower and if a sweep arrangement is permitted by the Administrative Agent, such lesser amount as may be agreed to by the Administrative Agent. Borrowings of more than one Type and Class may be outstanding at the same time; provided that there shall not at any time be more than a total of 8 Term Benchmark Borrowings outstanding.

(d) Notwithstanding any other provision of this Agreement, the Borrower shall not be entitled to request, or to elect to convert or continue, any Borrowing if the Interest Period requested with respect thereto would end after the Revolving Credit Maturity Date.

SECTION 2.03 Requests for Borrowings. To request a Borrowing, the Borrower shall notify the Administrative Agent of such request by submitting a Borrowing Request, (a) in the case of a Term Benchmark Borrowing, not later than 10:00 a.m., New York City time, three U.S. Government Securities Business Days before the date of the proposed Borrowing or (b) in the case of an ABR Borrowing, not later than noon, New York City time, on the date of the proposed Borrowing; provided that any such notice of an ABR Revolving

Borrowing to finance the reimbursement of an LC Disbursement as contemplated by Section 2.06(e) may be given not later than 9:00 a.m., New York City time, on the date of the proposed Borrowing. Each such Borrowing Request shall be irrevocable and shall be signed by a Responsible Officer of the Borrower; provided that, if such Borrowing Request is submitted through an Approved Borrower Portal, the foregoing signature requirement may be waived at the sole discretion of the Administrative Agent. Each such Borrowing Request shall specify the following information in compliance with Section 2.01:

(i) the Class of Borrowing, the aggregate amount of the requested Borrowing, and a breakdown of the separate wires comprising such Borrowing;

(ii) the date of such Borrowing, which shall be a Business Day;

(iii) whether such Borrowing is to be an ABR Borrowing or a Term Benchmark Borrowing; and

(iv) in the case of a Term Benchmark Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term “Interest Period.”

If no election as to the Type of Borrowing is specified, then the requested Borrowing shall be an ABR Borrowing. If no Interest Period is specified with respect to any requested Term Benchmark Borrowing, then the Borrower shall be deemed to have selected an Interest Period of one month’s duration. Promptly following receipt of a Borrowing Request in accordance with this Section, the Administrative Agent shall advise each Lender of the details thereof and of the amount of such Lender’s Loan to be made as part of the requested Borrowing.

SECTION 2.04 [Section Intentionally Omitted]

SECTION 2.05 Swingline Loans.

(a) Subject to the terms and conditions set forth herein, from time to time during the Availability Period, the Swingline Lender agrees to make Swingline Loans to the Borrower, in an aggregate principal amount at any time outstanding that will not result in (i) the aggregate principal amount of outstanding Swingline Loans exceeding the Swingline Lender’s Swingline Commitment, (ii) the Swingline Lender’s Revolving Exposure exceeding its Revolving Commitment, or (iii) the Aggregate Revolving Exposure exceeding the the aggregate Revolving Commitments; provided that the Swingline Lender shall not be required to make a Swingline Loan to refinance an outstanding Swingline Loan. Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrower may borrow, prepay and reborrow Swingline Loans. To request a Swingline Loan, the Borrower shall submit a written notice to the Administrative Agent by telecopy or electronic mail (or transmit by electronic communication including an Approved Borrower Portal, if arrangements for such transmission have been approved by the Administrative Agent) not later than noon, New York City time, on the day of a proposed Swingline Loan. Each such notice shall be in a form approved by the Administrative Agent, shall be irrevocable and shall specify the requested date (which shall be a Business Day) and amount of the requested Swingline Loan. The Administrative Agent will promptly advise the Swingline Lender of any such notice received from the Borrower. The Swingline Lender shall make each Swingline Loan available to the Borrower by means of a credit to the Funding Account(s) (or, in the case of a Swingline Loan made to finance the reimbursement of an LC Disbursement as provided in Section 2.06(e), by remittance to the Issuing Bank, and in the case of repayment of another Loan or fees or expenses as provided by Section 2.18(c), by remittance to the Administrative Agent to be distributed to the Lenders) by 2:00 p.m., New York City time, on the requested date of such Swingline Loan.

(b) The Swingline Lender may by written notice given to the Administrative Agent require the Revolving Lenders to acquire participations on such Business Day in all or a portion of the Swingline Loans outstanding. Such notice shall specify the aggregate amount of Swingline Loans in which the Revolving Lenders will participate. Promptly upon receipt of such notice, the Administrative Agent will give notice thereof to each Revolving Lender, specifying in such notice such Lender’s Applicable Percentage of such Swingline Loan or Loans. Each Revolving Lender hereby absolutely and unconditionally agrees, promptly upon receipt of such notice from the Administrative Agent (and in any event, if such notice is received by 11:00 a.m., New York City time, on a Business Day no later than 4:00 p.m., New York City time on such Business Day and if received after 11:00 a.m., New York City time, “on a Business Day” shall mean no later than 9:00 a.m., New York City time on the immediately succeeding Business Day), to pay to the Administrative Agent, for the account of the Swingline Lender, such Lender’s Applicable Percentage of such Swingline Loan or Loans. Each Revolving Lender acknowledges and agrees that its obligation to acquire participations in Swingline Loans pursuant to this paragraph is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the occurrence and continuance of a Default or reduction or termination of the Revolving Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever. Each Revolving Lender shall comply with its obligation under this paragraph by wire transfer of immediately available funds, in the same manner as provided in Section 2.07 with respect to Loans made by such Lender (and Section 2.07 shall apply, mutatis mutandis, to the payment obligations of the Lenders), and the Administrative Agent shall promptly pay to the Swingline Lender the amounts so received by it from the Revolving Lenders. The Administrative Agent shall notify the Borrower of any participations in any Swingline Loan acquired pursuant to this paragraph, and thereafter payments in respect of such Swingline Loan shall be made to the Administrative Agent and not to the Swingline Lender. Any amounts received by the Swingline Lender from the Borrower (or other party on behalf of the Borrower) in respect of a Swingline Loan after receipt by the Swingline Lender of the proceeds of a sale of participations therein shall be promptly remitted to the Administrative Agent; any such amounts received by the Administrative Agent shall be promptly remitted by the Administrative Agent to the Revolving Lenders that shall have made their payments pursuant to this paragraph and to the Swingline Lender, as their interests may appear; provided that any such payment so remitted shall be repaid to the Swingline Lender or to the Administrative Agent, as applicable, if and to the extent such payment is required to be refunded to the Borrower for any reason. The purchase of participations in a Swingline Loan pursuant to this paragraph shall not relieve the Borrower of any default in the payment thereof.

SECTION 2.06 Letters of Credit.

(a) General. Subject to the terms and conditions set forth herein, the Borrower may request any Issuing Bank to issue Letters of Credit denominated in dollars as the applicant thereof for the support of its or its Subsidiaries’ obligations, in a form reasonably acceptable to such Issuing Bank, at any time and from time to time during the Availability Period.

(b) Notice of Issuance, Amendment, Extension; Certain Conditions. To request the issuance of a Letter of Credit (or the amendment or extension of an outstanding Letter of Credit), the Borrower shall hand deliver or telecopy (or transmit by electronic communication, including an Approved Borrower Portal, if arrangements for doing so have been approved by the respective Issuing Bank) to an Issuing Bank selected by it and to the Administrative Agent (reasonably in advance of the requested date of issuance, amendment or extension, but in any event no less than three Business Days) a written notice requesting the issuance of a Letter of Credit, or identifying the Letter of Credit to be amended or extended, and specifying the date of issuance, amendment or extension (which shall be a Business Day), the date on which such Letter of Credit is to expire (which shall comply with paragraph (c) of this Section), the amount of such Letter of Credit, the name and address of the beneficiary thereof, and such other information as shall be necessary to prepare, amend or extend such Letter of Credit. In addition, as a condition to any such Letter of Credit issuance, the Borrower shall have entered into a continuing agreement (or other letter of credit agreement) for the issuance of letters of credit and/or shall submit a letter of credit application, in each case, as required by the respective Issuing Bank and using such Issuing Bank’s standard form (each, a “Letter of Credit Agreement”). In the event of any conflict between the terms and conditions of this Agreement and the terms and conditions of any Letter of Credit Agreement, the terms and conditions of this Agreement shall control. A Letter of Credit shall be issued, amended or extended only if (and upon issuance, amendment or extension of each Letter of Credit the Borrower shall be deemed to represent and warrant that), after giving effect to such issuance, amendment or extension (i) the aggregate LC Exposure shall not exceed $5,000,000, (ii) no Revolving Lender’s Revolving Exposure shall exceed its Revolving Commitment and (iii) the Aggregate Revolving Exposure shall not exceed the aggregate Revolving Commitments. Notwithstanding the foregoing or anything to the contrary contained herein, no Issuing Bank shall be obligated to issue or modify any Letter of Credit if, immediately after giving effect thereto, the outstanding LC Exposure in respect of all Letters of Credit issued by such Person and its Affiliates would exceed such Issuing Bank’s Issuing Bank Sublimit. Without limiting the foregoing and without affecting the limitations contained herein, it is understood and agreed that the Borrower may from time to time request that an Issuing Bank issue Letters of Credit in excess of its individual Issuing Bank Sublimit in effect at the time of such request, and each Issuing Bank agrees to consider any such request in good faith. Any Letter of Credit so issued by an Issuing Bank in excess of its individual Issuing Bank Sublimit then in effect shall nonetheless constitute a Letter of Credit for all purposes of the Credit Agreement, and shall not affect the Issuing Bank Sublimit of any other Issuing Bank, subject to the limitations on the aggregate LC Exposure set forth in clause (i) of this Section 2.06(b).

An Issuing Bank shall not be under any obligation to issue any Letter of Credit if:

(i) any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain such Issuing Bank from issuing such Letter of Credit, or request that such Issuing Bank refrain from issuing such Letter of Credit, or any law applicable to such Issuing Bank shall prohibit, , the issuance of letters of credit generally or such Letter of Credit in particular, or any such order, judgment or decree, or law shall impose upon such Issuing Bank with respect to such Letter of Credit any restriction, reserve or capital or liquidity requirement (for which such Issuing Bank is not otherwise compensated hereunder) not in effect on the Effective Date, or shall impose upon such Issuing Bank any unreimbursed loss, cost or expense that was not applicable on the Effective Date and that such Issuing Bank in good faith deems material to it, or

(ii) the issuance of such Letter of Credit would violate one or more policies of such Issuing Bank applicable to letters of credit generally, or

(iii) after the issuance of such Letter of Credit, there would be more than twenty (20) Letters of Credit outstanding.

(c) Expiration Date. Each Letter of Credit shall expire (or be subject to termination or non-renewal by notice from the applicable Issuing Bank to the beneficiary thereof) at or prior to the close of business on the earlier of (i) the date one year after the date of the issuance of such Letter of Credit (or, in the case of any extension of the expiration thereof, including, without limitation, any automatic renewal provision, one year after such extension) and (ii) the date that is five Business Days prior to the Revolving Credit Maturity Date.

(d) Participations. By the issuance of a Letter of Credit (or an amendment to a Letter of Credit increasing the amount or extending the term thereof) and without any further action on the part of the applicable Issuing Bank or the Revolving Lenders, such Issuing Bank hereby grants to each Revolving Lender, and each Revolving Lender hereby acquires from such Issuing Bank, a participation in such Letter of Credit equal to such Lender’s Applicable Percentage of the aggregate amount available to be drawn under such Letter of Credit. In consideration and in furtherance of the foregoing, each Revolving Lender hereby absolutely and unconditionally agrees to pay to the Administrative Agent, for the account of the respective Issuing Bank, such Lender’s Applicable Percentage of each LC Disbursement made by such Issuing Bank and not reimbursed by the Borrower on the date due as provided in paragraph (e) of this Section, or of any reimbursement payment required to be refunded to the Borrower for any reason, including after the Revolving Credit Maturity Date. Each such payment shall be made without any offset, abatement, withholding or reduction whatsoever. Each Revolving Lender acknowledges and agrees that its obligation to acquire participations pursuant to this paragraph in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment or extension of any Letter of Credit or the occurrence and continuance of a Default or reduction or termination of the Commitments.

(e) Reimbursement. If an Issuing Bank shall make any LC Disbursement in respect of a Letter of Credit, the Borrower shall reimburse such LC Disbursement by paying to the Administrative Agent an amount equal to such LC Disbursement not later than 11:00 a.m., New York City time, on (i) the Business Day that the Borrower receives notice of such LC Disbursement, if such notice is received prior to 9:00 a.m., New York City time, on the day of receipt, or (ii) the Business Day immediately following the day that the Borrower receives such notice, if such notice is received after 9:00 a.m., New York City time, on the day of receipt; provided that the Borrower may, subject to the conditions to borrowing set forth herein, request in accordance with Section 2.03 or 2.05 that such payment be financed with an ABR Revolving Borrowing or Swingline Loan in an equivalent amount and, to the extent so financed, the Borrower’s obligation to make such payment shall be discharged and replaced by the resulting ABR Revolving Borrowing or Swingline Loan. If the Borrower fails to make such payment when due, the Administrative Agent shall notify each Revolving Lender of the applicable LC Disbursement, the payment then due from the Borrower in respect thereof, and such Lender’s Applicable Percentage thereof. Promptly following receipt of such notice, each Revolving Lender shall pay to the Administrative Agent its Applicable Percentage of the payment then due from the Borrower, in the same manner as provided in Section 2.07 with respect to Loans made by such Lender (and Section 2.07 shall apply, mutatis mutandis, to the payment obligations of the Revolving Lenders), and the Administrative Agent shall promptly pay to the respective Issuing Bank the amounts so received by it from the Revolving Lenders. Promptly following receipt by the Administrative Agent of any payment from the Borrower pursuant to this paragraph, the Administrative Agent shall distribute such payment to the respective Issuing Bank or, to the extent that Revolving Lenders have made payments pursuant to this paragraph to reimburse such Issuing Bank, then to such Lenders and such Issuing Bank, as their interests may appear. Any payment made by a Revolving Lender pursuant to this paragraph to reimburse an Issuing Bank for any LC Disbursement (other than the funding of ABR Revolving Loans or a Swingline Loan as contemplated above) shall not constitute a Loan and shall not relieve the Borrower of its obligation to reimburse such LC Disbursement.

(f) Obligations Absolute. The Borrower’s obligation to reimburse LC Disbursements as provided in paragraph (e) of this Section shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Letter of Credit, any Letter of Credit Agreement or this Agreement, or any term or provision therein or herein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) any payment by the respective Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit, or (iv) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of setoff against, the Borrower’s obligations hereunder. Neither the Administrative Agent, the Revolving Lenders nor any Issuing Bank, or any of their respective Related Parties, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit, or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, document, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms, any error in translation or any consequence arising from causes beyond the control of the respective Issuing Bank; provided that the foregoing shall not be construed to excuse an Issuing Bank from liability to the Borrower to the extent of any direct damages (as opposed to special, indirect, consequential or punitive damages, claims in respect of which are hereby waived by the Borrower to the extent permitted by applicable law) suffered by the Borrower that are caused by such Issuing Bank’s failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence or willful misconduct on the part of an Issuing Bank (as finally determined by a court of competent jurisdiction), such Issuing Bank shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, an Issuing Bank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

(g) Disbursement Procedures. The Issuing Bank for any Letter of Credit shall, within the time allowed by applicable law or the specific terms of the Letter of Credit following its receipt thereof, examine all documents purporting to represent a demand for payment under such Letter of Credit. Such Issuing Bank shall promptly after such examination notify the Administrative Agent and the Borrower by telephone (confirmed by telecopy or electronic mail) of such demand for payment if such Issuing Bank has made or will make an LC Disbursement thereunder; provided that such notice need not be given prior to payment by the Issuing Bank and any failure to give or delay in giving such notice shall not relieve the Borrower of its obligation to reimburse such Issuing Bank and the Revolving Lenders with respect to any such LC Disbursement.

(h) Interim Interest. If the Issuing Bank for any Letter of Credit shall make any LC Disbursement, then, unless the Borrower shall reimburse such LC Disbursement in full on the date such LC Disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such LC Disbursement is made to but excluding the date that the Borrower reimburses such LC Disbursement, at the rate per annum then applicable to ABR Revolving Loans and such interest shall be due and payable on the date when such reimbursement is due; provided that, if the Borrower fails to reimburse such LC Disbursement when due pursuant to paragraph (e) of this Section, then Section 2.13(c) shall apply. Interest accrued pursuant to this paragraph shall be for the account of such Issuing Bank, except that interest accrued on and after the date of payment by any Revolving Lender pursuant to paragraph (e) of this Section to reimburse such Issuing Bank for such LC Disbursement shall be for the account of such Lender to the extent of such payment.

(i) Replacement and Resignation of an Issuing Bank.

(i) An Issuing Bank may be replaced at any time by written agreement among the Borrower, the Administrative Agent, the replaced Issuing Bank and the successor Issuing Bank. The Administrative Agent shall notify the Revolving Lenders of any such replacement of an Issuing Bank. At the time any such replacement shall become effective, the Borrower shall pay all unpaid fees accrued for the account of the replaced Issuing Bank pursuant to Section 2.12(b). From and after the effective date of any such replacement, (i) the successor Issuing Bank shall have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit to be issued thereafter and (ii) references herein to the term “Issuing Bank” shall be deemed to refer to such successor or to any previous Issuing Bank, or to such successor and all previous Issuing Banks, as the context shall require. After the replacement of an Issuing Bank hereunder, the replaced Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit then outstanding and issued by it prior to such replacement, but shall not be required to issue additional Letters of Credit or extend or otherwise amend any existing Letter of Credit.

(ii) Subject to the appointment and acceptance of a successor Issuing Bank, any Issuing Bank may resign as an Issuing Bank at any time upon thirty days’ prior written notice to the Administrative Agent, the Borrower and the Lenders, in which case, such resigning Issuing Bank shall be replaced in accordance with Section 2.06(i)(i) above.

(j) Cash Collateralization. If any Event of Default shall occur and be continuing, on the Business Day that the Borrower receives notice from the Administrative Agent or the Required Lenders (or, if the maturity of the Loans has been accelerated, Revolving Lenders with LC Exposure representing greater than 50% of the aggregate LC Exposure) demanding the deposit of cash collateral pursuant to this paragraph, the Borrower shall deposit in an account with the Administrative Agent, in the name of the Administrative Agent and for the benefit of the Revolving Lenders (the “LC Collateral Account”), an amount in cash equal to 105% of the amount of the LC Exposure as of such date plus accrued and unpaid interest thereon; provided that the obligation to deposit such cash collateral shall become effective immediately, and such deposit shall become immediately due and payable, without demand or other notice of any kind, upon the occurrence of any Event of Default with respect to the Borrower described in clause (h) or (i) of Article VII. The Borrower also shall deposit cash collateral in accordance with this paragraph as and to the extent required by Sections 2.11(b) or 2.20. Each such deposit shall be held by the Administrative Agent as collateral for the payment and performance of the Secured Obligations. In addition, and without limiting the foregoing or paragraph (c) of this Section, if any LC Exposure remains outstanding after the expiration date specified in said paragraph (c), the Borrower shall immediately deposit in the LC Collateral Account an amount in cash equal to 105% of such LC Exposure as of such date plus any accrued and unpaid interest thereon. The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over the LC Collateral Account and the Borrower hereby grants the Administrative Agent a security interest in the LC Collateral Account and all moneys or other assets on deposit therein or credited thereto. Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of the Administrative Agent and at the Borrower’s risk and expense, such deposits shall not bear interest. Interest or profits, if any, on such investments shall accumulate in such account. Moneys in such account shall be applied by the Administrative Agent to reimburse each Issuing Bank for LC Disbursements for which it has not been reimbursed, together with related fees, costs, and customary processing charges, and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of the Borrower for the LC Exposure at such time or, if the maturity of the Loans has been accelerated (but subject to the consent of Revolving Lenders with LC Exposure representing greater than 50% of the aggregate LC Exposure), be applied to satisfy other Secured Obligations. If the Borrower is required to provide an amount of cash collateral hereunder as a result of the occurrence of a Default, such amount (to the extent not applied as aforesaid) shall be returned to the Borrower within three (3) Business Days after all such Defaults have been cured or waived as confirmed in writing by the Administrative Agent.

(k) Issuing Bank Reports to the Administrative Agent. Unless otherwise agreed by the Administrative Agent, each Issuing Bank shall, in addition to its notification obligations set forth elsewhere in this Section, report in writing to the Administrative Agent (i) periodic activity (for such period or recurrent periods as shall be requested by the Administrative Agent) in respect of Letters of Credit issued by such Issuing Bank, including all issuances, extensions and amendments, all expirations and cancelations and all disbursements and reimbursements, (ii) reasonably prior to the time that such Issuing Bank issues, amends or extends any Letter of Credit, the date of such issuance, amendment or extension, and the stated amount of the Letters of Credit issued, amended or extended by it and outstanding after giving effect to such issuance, amendment or extension (and whether the amounts thereof shall have changed), (iii) on each Business Day on which such Issuing Bank makes any LC Disbursement, the date and amount of such LC Disbursement, (iv) on any Business Day on which the Borrower fails to reimburse an LC Disbursement required to be reimbursed to such Issuing Bank on such day, the date of such failure and the amount of such LC Disbursement, and (v) on any other Business Day, such other information as the Administrative Agent shall reasonably request as to the Letters of Credit issued by such Issuing Bank.

(l) Letters of Credit Issued for Account of Subsidiaries. Notwithstanding that a Letter of Credit issued or outstanding hereunder supports any obligations of, or is for the account of, a Subsidiary, or states that a Subsidiary is the “account party,” “applicant,” “customer,” “instructing party,” or the like of or for such Letter of Credit, and without derogating from any rights of the applicable Issuing Bank (whether arising by contract, at law, in equity or otherwise) against such Subsidiary in respect of such Letter of Credit, the Borrower (i) shall reimburse, indemnify and compensate the applicable Issuing Bank hereunder for such Letter of Credit (including to reimburse any and all drawings thereunder) as if such Letter of Credit had been issued solely for the account of the Borrower and (ii) irrevocably waives any and all defenses that might otherwise be available to it as a guarantor or surety of any or all of the obligations of such Subsidiary in respect of such Letter of Credit. The Borrower hereby acknowledges that the issuance of such Letters of Credit for its Subsidiaries inures to the benefit of the Borrower, and that the Borrower’s business derives substantial benefits from the businesses of such Subsidiaries.

SECTION 2.07 Funding of Borrowings.

(a) Each Lender shall make each Loan to be made by such Lender hereunder on the proposed date thereof solely by wire transfer of immediately available funds by 2:00 p.m., New York City time, to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Lenders in an amount equal to such Lender’s Applicable Percentage; provided that Swingline Loans shall be made as provided in Section 2.05. The Administrative Agent will make such Loans available to the Borrower by promptly crediting the funds so received in the aforesaid account of the Administrative Agent to the Funding Account(s); provided that ABR Revolving Loans made to finance the reimbursement of an LC Disbursement as provided in Section 2.06(e) shall be remitted by the Administrative Agent to the Issuing Bank.

(b) Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with paragraph (a) of this Section and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the Borrower each severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at (i) in the case of such Lender, the greater of the NYFRB Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation or (ii) in the case of the Borrower, the interest rate applicable to ABR Revolving Loans. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender’s Loan included in such Borrowing; provided, that any interest received from the Borrower by the Administrative Agent during the period beginning when Administrative Agent funded the Borrowing until such Lender pays such amount shall be solely for the account of the Administrative Agent.

SECTION 2.08 Interest Elections.

(a) Each Borrowing initially shall be of the Type specified in the applicable Borrowing Request and, in the case of a Term Benchmark Borrowing, shall have an initial Interest Period as specified in such Borrowing Request. Thereafter, the Borrower may elect to convert such Borrowing to a different Type or to continue such Borrowing and, in the case of a Term Benchmark Borrowing, may elect Interest Periods therefor, all as provided in this Section. The Borrower may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing. This Section shall not apply to Swingline Borrowings, which may not be converted or continued.

(b) To make an election pursuant to this Section, the Borrower shall notify the Administrative Agent of such election by the time that a Borrowing Request would be required under Section 2.03 if the Borrower were requesting a Borrowing of the Type resulting from such election to be made on the effective date of such election. Each such Interest Election Request shall be irrevocable and shall be signed by a Responsible Officer of the Borrower; provided that, if such Interest Election Request is submitted through an Approved Borrower Portal, the foregoing signature requirement may be waived at the sole discretion of the Administrative Agent.

(c) Each Interest Election Request shall specify the following information in compliance with Section 2.02:

(i) the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);

(ii) the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii) whether the resulting Borrowing is to be an ABR Borrowing or a Term Benchmark Borrowing; and

(iv) if the resulting Borrowing is a Term Benchmark Borrowing, the Interest Period to be applicable thereto after giving effect to such election, which shall be a period contemplated by the definition of the term “Interest Period”.

If any such Interest Election Request requests a Term Benchmark Borrowing but does not specify an Interest Period, then the Borrower shall be deemed to have selected an Interest Period of one month’s duration.

(d) Promptly following receipt of an Interest Election Request, the Administrative Agent shall advise each Lender of the applicable Class of the details thereof and of such Lender’s portion of each resulting Borrowing.

(e) If the Borrower fails to deliver a timely Interest Election Request with respect to a Term Benchmark Borrowing prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period such Borrowing shall be converted to an ABR Borrowing. Notwithstanding any contrary provision hereof, if a Default has occurred and is continuing and the Administrative Agent, at the request of the Required Lenders, so notifies the Borrower, then, so long as a Default is continuing (i) no outstanding Borrowing may be converted to or continued as a Term Benchmark Borrowing and (ii) unless repaid, each Term Benchmark Borrowing shall be converted to an ABR Borrowing at the end of the Interest Period applicable thereto.

SECTION 2.09 Termination and Reduction of Commitments; Increase in Revolving Commitments.

(a) Unless previously terminated, (i) the Term Commitments shall terminate at 5:00 p.m., New York City time, on the Effective Date and (ii) all the Revolving Commitments shall terminate on the Revolving Credit Maturity Date.

(b) The Borrower may at any time terminate the Revolving Commitments upon the Payment in Full of the Secured Obligations.

(c) The Borrower may from time to time reduce the Revolving Commitments; provided that (i) each reduction of the Revolving Commitments shall be in an amount that is an integral multiple of $1,000,000 and not less than $5,000,000 and (ii) the Borrower shall not terminate or reduce the Revolving Commitments if, after giving effect to any concurrent prepayment of the Revolving Loans in accordance with Section 2.11, (A) any Lender’s Revolving Exposure would exceed such Lender’s Revolving Commitment or (B) the Aggregate Revolving Exposure would exceed the aggregate Revolving Commitments.

(d) The Borrower shall notify the Administrative Agent of any election to terminate or reduce the Revolving Commitments under paragraph (b) or (c) of this Section at least three (3) Business Days prior to the effective date of such termination or reduction, specifying such election and the effective date thereof. Promptly following receipt of any notice, the Administrative Agent shall advise the Lenders of the contents thereof. Each notice delivered by the Borrower pursuant to this Section shall be irrevocable; provided that a notice of termination of the Revolving Commitments delivered by the Borrower may state that such notice is conditioned upon the effectiveness of other credit facilities, in which case such notice may be revoked by the Borrower (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied. Any termination or reduction of the Revolving Commitments shall be permanent. Each reduction of the Commitments shall be made ratably among the Lenders in accordance with their respective Revolving Commitments.

(e) The Borrower shall have the right to increase the Revolving Commitments by obtaining additional Revolving Commitments, either from one or more of the Lenders or, with the consent of the Administrative Agent, but without the consent of any other Lenders, another lending institution, provided that (i) any such request for an increase shall be in a minimum amount of $10,000,000, (ii) the Borrower may make a maximum of three (3) such requests, (iii) after giving effect thereto, the aggregate amount of all additional Revolving Commitments consummated under this Section shall not exceed $100,000,000, (iv) the Administrative Agent , the Swingline Lender and the Issuing Bank have approved the identity of any such new Lender, such approvals not to be unreasonably withheld, (v) any such new Lender assumes all of the rights and obligations of a “Lender” hereunder, and (vi) the procedures described in Section 2.09(f) below have been satisfied. Nothing contained in this Section 2.09 shall constitute, or otherwise be deemed to be, a commitment on the part of any Lender to increase its Commitment hereunder at any time.

(f) Any amendment hereto for such an increase or addition shall be in form and substance satisfactory to the Administrative Agent and shall only require the written signatures of the Administrative Agent, the Borrower and each Lender being added or increasing its Commitment. As a condition precedent to such an increase or addition, the Borrower shall deliver to the Administrative Agent (i) a certificate of each Loan Party signed by an authorized officer of such Loan Party (A) certifying and attaching the resolutions adopted by such Loan Party approving or consenting to such increase, and (B) in the case of the Borrower, certifying that, before and after giving effect to such increase or addition, (1) the representations and warranties contained in Article III and the other Loan Documents are true and correct, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they are true and correct as of such earlier date, (2) no Default exists and (3) the Borrower is in compliance (on a pro forma basis) with the covenants contained in Section 6.12 and the Total Net Leverage Ratio (on a pro forma basis) would be not greater than the level then required minus 0.25 to 1.00 and (ii) legal opinions and documents consistent with those delivered on the Effective Date, to the extent requested by the Administrative Agent.

(g) On the effective date of any such increase or addition, (i) any Lender increasing (or, in the case of any newly added Lender, extending) its Revolving Commitment shall make available to the Administrative Agent such amounts in immediately available funds as the Administrative Agent shall determine, for the benefit of the other Lenders, as being required in order to cause, after giving effect to such increase or addition and the use of such amounts to make payments to such other Lenders, each Lender’s portion of the outstanding Revolving Loans, of all the Lenders to equal its revised Applicable Percentage of such outstanding Revolving Loans, and the Administrative Agent shall make such other adjustments among the Lenders with respect to the Revolving Loans, then outstanding and amounts of principal, interest, commitment fees and other amounts paid or payable with respect thereto as shall be necessary, in the opinion of the Administrative Agent, in order to effect such reallocation and (ii) the Borrower shall be deemed to have repaid and reborrowed all outstanding Revolving Loans, as of the date of any increase (or addition) in the Revolving Commitments (with such reborrowing to consist of the Types of Revolving Loans with related Interest Periods if applicable, specified in a notice delivered by the Borrower, in accordance with the requirements of Section 2.03). The deemed payments made pursuant to clause (ii) of the immediately preceding sentence shall be accompanied by payment of all accrued interest on the amount prepaid and, in respect of each Term Benchmark Loan, shall be subject to indemnification by the Borrower pursuant to the provisions of Section 2.16 if the deemed payment occurs other than on the last day of the related Interest Periods. Within a reasonable time after the effective date of any increase or addition, the Administrative Agent shall, and is hereby authorized and directed to, revise the Commitment Schedule to reflect such increase or addition and shall distribute such revised Commitment Schedule to each of the Lenders and the Borrower, whereupon such revised Commitment Schedule shall replace the old Commitment Schedule and become part of this Agreement.

SECTION 2.10 Repayment and Amortization of Loans; Evidence of Debt.

(a) The Borrower hereby unconditionally promises to pay (i) to the Administrative Agent for the account of each Revolving Lender the then unpaid principal amount of each Revolving Loan on the Revolving Credit Maturity Date, and (ii) to the Swingline Lender the then unpaid principal amount of each Swingline Loan on the earlier of the Revolving Credit Maturity Date and the fifth Business Day after such Swingline Loan is made; provided that on each date that a Revolving Loan is made, the Borrower shall repay all Swingline Loans then outstanding and the proceeds of any such Revolving Loan shall be applied by the Administrative Agent to repay any Swingline Loans outstanding.

(b) [Reserved]

(c) [Reserved]

(d) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the Indebtedness of the Borrower to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(e) The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder, the Class and Type thereof and the Interest Period applicable thereto, if any, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof.

(f) The entries made in the accounts maintained pursuant to paragraph (d) or (e) of this Section shall be prima facie evidence of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay the Loans in accordance with the terms of this Agreement.

(g) Any Lender may request that Loans made by it be evidenced by a promissory note. In such event, the Borrower shall prepare, execute and deliver to such Lender a promissory note payable to such Lender (or, if requested by such Lender, to such Lender and its registered assigns) and in a form approved by the Administrative Agent. Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 9.04) be represented by one or more promissory notes in such form.

SECTION 2.11 Prepayment of Loans.

(a) The Borrower shall have the right at any time and from time to time to prepay any Borrowing in whole or in part, subject to prior notice in accordance with paragraph (e) of this Section and, if applicable, payment of any break funding expenses under Section 2.16.

(b) In the event and on such occasion that the Aggregate Revolving Exposure exceeds the aggregate Revolving Commitments, the Borrower shall prepay, on demand, the Revolving Loans, LC Exposure and/or Swingline Loans (or, if no such Borrowings are outstanding, deposit cash collateral in the LC Collateral Account in an aggregate amount equal to such excess, in accordance with Section 2.06(j)).

(c) Reserved.

(d) (i) All prepayments made pursuant to Section 2.11(a) shall be applied, if made with respect to the Revolving Loans (including the Swingline Loans), to prepay such Loans in accordance with the Lenders’ respective Applicable Percentages without a corresponding reduction in the Revolving Commitments or the Swingline Commitment, as applicable, and to cash collateralize outstanding LC Exposure.

(ii) Reserved.

(e) The Borrower shall notify the Administrative Agent (and, in the case of prepayment of a Swingline Loan, the Swingline Lender) by telephone (confirmed by telecopy or electronic communication, including an Approved Borrower Portal, if arrangements for doing so have been approved by the Administrative Agent, of any prepayment under this Section: (i) in the case of prepayment of a Term Benchmark Borrowing, not later than 10:00 a.m., New York City time, three (3) Business Days before the date of prepayment, (ii) in the case of prepayment of an ABR Borrowing, not later than 10:00 a.m., New York City time, one (1) Business Day before the date of prepayment or (iii) in the case of prepayment of a Swingline Loan, not later than 11:00 a.m., New York City time, on the date of prepayment. Each such notice shall be irrevocable and shall specify the prepayment date and the principal amount of each Borrowing or portion thereof to be prepaid; provided that if a notice of prepayment is given in connection with a conditional notice of termination of the Revolving Commitments as contemplated by Section 2.09, then such notice of prepayment may be revoked if such notice of termination is revoked in accordance with Section 2.09. Promptly following receipt of any such notice, the Administrative Agent shall advise the Lenders of the contents thereof. Each partial prepayment of any Revolving Borrowing shall be in an amount that would be permitted in the case of an advance of a Borrowing of the same Type as provided in Section 2.02, except as necessary to apply fully the required amount of a mandatory prepayment. Each prepayment of a Borrowing shall be applied ratably to the Loans included in the prepaid Borrowing. Prepayments shall be accompanied by (i) accrued interest to the extent required by Section 2.13 and (ii) break funding payments pursuant to Section 2.16.

SECTION 2.12 Fees.

(a) The Borrower agrees to pay to the Administrative Agent a commitment fee for the account of each Revolving Lender, which shall accrue at the Applicable Rate on the daily amount of the undrawn portion of the Revolving Commitment of such Lender during the period from and including the Effective Date to but excluding the date on which the Lenders’ Revolving Commitments terminate; it being understood that the LC Exposure of a Lender shall be included and the Swingline Exposure of a Lender shall be excluded in the drawn portion of the Revolving Commitment of such Lender for purposes of calculating the commitment fee. Accrued commitment fees shall be payable in arrears on the fifteenth (15th) day following such last day of March, June, September and December of each year and on the date on which the Revolving Commitments terminate, commencing on the first such date to occur after the date hereof. All commitment fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(b) The Borrower agrees to pay (i) to the Administrative Agent for the account of each Revolving Lender a participation fee with respect to its participations in each outstanding Letter of Credit, which shall accrue on the daily maximum amount then available to be drawn under such Letter of Credit at the same Applicable Rate used to determine the interest rate applicable to Term Benchmark Revolving Loans, during the period from and including the Effective Date to but excluding the later of the date on which such Lender’s Revolving Commitment terminates and the date on which such Lender ceases to have any LC Exposure, and (ii) to each Issuing Bank for its own account a fronting fee with respect to each Letter of Credit issued by such Issuing Bank, which shall accrue at the rate or rates per annum separately agreed upon between the Borrower and such Issuing Bank on the daily maximum amount then available to be drawn under such Letter of Credit, during the period from and including the Effective Date to but excluding the later of the date of termination of the Commitments and the date on which there ceases to be any LC Exposure with respect to Letters of Credit issued by such Issuing Bank, as well as such Issuing Bank’s standard fees and commissions with respect to the issuance, amendment or extension of any Letter of Credit and other processing fees, and other standard costs and charges, of such Issuing Bank relating to Letters of Credit as from time to time in effect. Participation fees and fronting fees accrued through and including the last day of March, June, September and December of each year shall be payable on the fifteenth (15th) Business Day following such last day, commencing on the first such date to occur after the Effective Date; provided that all such fees shall be payable on the date on which the Revolving Commitments terminate and any such fees accruing after the date on which the Revolving Commitments terminate shall be payable on demand. Any other fees payable to an Issuing Bank pursuant to this paragraph shall be payable within ten (10) days after demand. All participation fees and fronting fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(c) The Borrower agrees to pay to the Administrative Agent, for its own account, fees payable in the amounts and at the times separately agreed upon between the Borrower and the Administrative Agent.

(d) All fees payable hereunder shall be paid on the dates due, in dollars in immediately available funds, to the Administrative Agent (or to an Issuing Bank, in the case of fees payable to it) for distribution, in the case of commitment fees and participation fees, to the Lenders entitled thereto. Fees paid shall not be refundable under any circumstances.

SECTION 2.13 Interest.

(a) The Loans comprising each ABR Borrowing (including each Swingline Loan) shall bear interest at the Alternate Base Rate plus the Applicable Rate.

(b) The Loans comprising each Term Benchmark Borrowing shall bear interest at the Adjusted Term SOFR Rate for the Interest Period in effect for such Borrowing plus the Applicable Rate.

(c) Notwithstanding the foregoing, during the occurrence and continuance of a Default, the Administrative Agent or the Required Lenders may, at their option, by notice to the Borrower (which notice may be revoked at the option of the Required Lenders notwithstanding any provision of Section 9.02 requiring the consent of “each Lender affected thereby” for reductions in interest rates), declare that (i) all Loans shall bear interest at 2% plus the rate otherwise applicable to such Loans as provided in the preceding paragraphs of this Section or (ii) in the case of any other amount outstanding hereunder, such amount shall accrue at 2% plus the rate applicable to such fee or other obligation as provided hereunder.

(d) Accrued interest on each Loan (for ABR Loans, accrued through the last day of the prior calendar month) shall be payable in arrears on each Interest Payment Date for such Loan and, in the case of Revolving Loans, upon termination of the Revolving Commitments; provided that (i) interest accrued pursuant to paragraph (c) of this Section shall be payable on demand, (ii) in the event of any repayment or prepayment of any Loan (other than a prepayment of an ABR Revolving Loan prior to the end of the Availability Period), accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment and (iii) in the event of any conversion of any Term Benchmark Loan prior to the end of the current Interest Period therefor, accrued interest on such Loan shall be payable on the effective date of such conversion.

(e) Interest computed by reference to the Term SOFR Rate, the Daily Simple SOFR and the Alternate Base Rate hereunder shall be computed on the basis of a year of 360 days. Interest computed by reference to the Alternate Base Rate only at times when the Alternate Base Rate is based on the Prime Rate shall be computed on the basis of a year of 365 days (or 366 days in a leap year). In each case, interest shall be payable for the actual number of days elapsed (including the first day but excluding the last day). All interest hereunder on any Loan shall be computed on a daily basis based upon the outstanding principal amount of such Loan as of the applicable date of determination. A determination of the applicable Alternate Base Rate, Adjusted Daily Simple SOFR, Daily Simple SOFR, Adjusted Term SOFR Rate or Term SOFR Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

SECTION 2.14 Alternate Rate of Interest; Illegality.

(a) Subject to clauses (b), (c), (d), (e) and (f) of this Section 2.14, if:

(i) the Administrative Agent determines (which determination shall be conclusive and binding absent manifest error) (A) prior to commencement of any Interest Period for a Term Benchmark Borrowing, that adequate and reasonable means do not exist for ascertaining the Adjusted Term SOFR Rate (including, because the Term SOFR Reference Rate is not available or published on a current basis) for such Interest Period or (B) at any time, that adequate and reasonable means do not exist for ascertaining the applicable Adjusted Daily Simple SOFR; or

(ii) the Administrative Agent is advised by the Required Lenders that (A) prior to the commencement of any Interest Period for a Term Benchmark Borrowing, the Adjusted Term SOFR Rate for such Interest Period will not adequately and fairly reflect the cost to such Lenders (or Lender) of making or maintaining their Loans (or Loan) included in such Borrowing for such Interest Period or (B) at any time, the Adjusted Daily Simple SOFR will not adequately and fairly reflect the cost to such Lenders (or Lender) of making or maintaining their Loans (or Loan) included in such Borrowing;

then the Administrative Agent shall give notice thereof to the Borrower and the Lenders by telephone, telecopy or electronic mail as promptly as practicable thereafter and, until (x) the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist with respect to the relevant Benchmark and (y) the Borrower delivers a new Interest Election Request in accordance with the terms of Section 2.08 or a new Borrowing Request in accordance with the terms of Section 2.03, (1) any Interest Election Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a Term Benchmark Borrowing and any Borrowing Request that requests a Term Benchmark Borrowing shall instead be deemed to be an Interest Election Request or a Borrowing Request, as applicable, for (x) an RFR Borrowing so long as the Adjusted Daily Simple SOFR is not also the subject of Section 2.14(a)(i) or (ii) above or (y) be repaid or converted into an ABR Borrowing if the Adjusted Daily Simple SOFR also is the subject of Section 2.14(a)(i) or (ii) above; provided that if the circumstances giving rise to such notice affect only one Type of Borrowings, then all other Types of Borrowings shall be permitted. Furthermore, if any Term Benchmark Loan is outstanding on the date of the Borrower’s receipt of the notice from the Administrative Agent referred to in this Section 2.14(a) with respect to a Relevant Rate applicable to such Term Benchmark Loan, then until (x) the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist with respect to the relevant Benchmark and (y) the Borrower delivers a new Interest Election Request in accordance with the terms of Section 2.08 or a new Borrowing Request in accordance with the terms of Section 2.03, any Term Benchmark Loan shall on the last day of the Interest Period applicable to such Loan be converted by the Administrative Agent to, and shall constitute, (x) an RFR Borrowing so long as the Adjusted Daily Simple SOFR is not also the subject of Section 2.14(a)(i) or (ii) above or (y) an ABR Loan if the Adjusted Daily Simple SOFR also is the subject of Section 2.14(a)(i) or (ii) above, on such day.

(b) Notwithstanding anything to the contrary herein or in any other Loan Document (and any Swap Agreement shall be deemed not to be a “Loan Document” for purposes of this Section 2.14), if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (1) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (y) if a Benchmark Replacement is determined in accordance with clause (2) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Required Lenders of each Class.

(c) Notwithstanding anything to the contrary herein or in any other Loan Document, the Administrative Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(d) The Administrative Agent will promptly notify the Borrower and the Lenders of (i) any occurrence of a Benchmark Transition Event, (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Benchmark Replacement Conforming Changes, (iv) the removal or reinstatement of any tenor of a Benchmark pursuant to clause (f) below and (v) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 2.14, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 2.14.

(e) Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including the Term SOFR Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is or will be no longer representative, then the Administrative Agent may modify the definition of “Interest Period” for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is or will no longer be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(f) Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any request for a Term Benchmark Borrowing of, conversion to or continuation of Term Benchmark Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any request for a Term Benchmark Borrowing into a request for a Borrowing of or conversion to (A) an RFR Borrowing so long as the Adjusted Daily Simple SOFR is not the subject of a Benchmark Transition Event or (B) an ABR Borrowing if the Adjusted Daily Simple SOFR is the subject of a Benchmark Transition Event. During any Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of ABR based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of ABR. Furthermore, if any Term Benchmark Loan is outstanding on the date of the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period with respect to a Relevant Rate applicable to such Term Benchmark Loan, then until such time as a Benchmark Replacement is implemented pursuant to this Section 2.14, any Term Benchmark Loan shall on the last day of the Interest Period applicable to such Loan be converted by the Administrative Agent to, and shall constitute, (x) an RFR Loan so long as the Adjusted Daily Simple SOFR is not the subject of a Benchmark Transition Event or (y) an ABR Loan if the Adjusted Daily Simple SOFR is the subject of a Benchmark Transition Event, on such day.

SECTION 2.15 Increased Costs.

(a) If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit, liquidity or similar requirement (including any compulsory loan requirement, insurance charge or other assessment) against assets of, deposits with or for the account of, or credit extended by, any Lender or the Issuing Bank; or

(ii) impose on any Lender or the Issuing Bank or the applicable offshore interbank market any other condition, cost or expense (other than Taxes) affecting this Agreement or Loans made by such Lender or any Letter of Credit or participation therein; or

(iii) subject any Recipient to any Taxes (other than (A) Indemnified Taxes, (B) Taxes described in clauses (b) through (d) of the definition of Excluded Taxes and (C) Connection Income Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto;

and the result of any of the foregoing shall be to increase the cost to such Lender, Issuing Bank or such other Recipient of making, continuing, converting into or maintaining any Loan (or of maintaining its obligation to make any such Loan) or to increase the cost to such Lender, the Issuing Bank or such other Recipient of participating in, issuing or maintaining any Letter of Credit or to reduce the amount of any sum received or receivable by such Lender, the Issuing Bank or such other Recipient hereunder (whether of principal, interest or otherwise), then the Borrower will pay to such Lender, the Issuing Bank or such other Recipient, as the case may be, such additional amount or amounts as will compensate such Lender, the Issuing Bank or such other Recipient, as the case may be, for such additional costs incurred or reduction suffered.

(b) If any Lender or the Issuing Bank determines that any Change in Law regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s or the Issuing Bank’s capital or on the capital of such Lender’s or the Issuing Bank’s holding company, if any, as a consequence of this Agreement, the Commitments of or the Loans made by, or participations in Letters of Credit or Swingline Loans held by, such Lender, or the Letters of Credit issued by the Issuing Bank, to a level below that which such Lender or the Issuing Bank or such Lender’s or the Issuing Bank’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or the Issuing Bank’s policies and the policies of such Lender’s or the Issuing Bank’s holding company with respect to capital adequacy and liquidity), then from time to time the Borrower will pay to such Lender or the Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or the Issuing Bank or such Lender’s or the Issuing Bank’s holding company for any such reduction suffered.

(c) A certificate of a Lender or the Issuing Bank setting forth the amount or amounts necessary to compensate such Lender or the Issuing Bank or its holding company, as the case may be, as specified in paragraph (a) or (b) of this Section shall be delivered to the Borrower, together with any supporting documentation reasonably requested by Borrower, and shall be conclusive absent manifest error. The Borrower shall pay such Lender or the Issuing Bank, as the case may be, the amount shown as due on any such certificate within ten (10) days after receipt thereof.

(d) Failure or delay on the part of any Lender or the Issuing Bank to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s or the Issuing Bank’s right to demand such compensation; provided that the Borrower shall not be required to compensate a Lender or the Issuing Bank pursuant to this Section for any increased costs or reductions incurred more than 270 days prior to the date that such Lender or the Issuing Bank, as the case may be, notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s or the Issuing Bank’s intention to claim compensation therefor; provided, further, that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 270-day period referred to above shall be extended to include the period of retroactive effect thereof.

SECTION 2.16 Break Funding Payments.

(a) In the event of (a) the payment of any principal of any Term Benchmark Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default or as a result of any prepayment pursuant to Section 2.11), (b) the conversion of any Term Benchmark Loan other than on the last day of the Interest Period applicable thereto other than a mandatory conversion pursuant to Section 2.14, (c) the failure to borrow, convert, continue or prepay any Term Benchmark Loan on the date specified in any notice delivered pursuant hereto (regardless of whether such notice may be revoked under Section 2.09(d) and is revoked in accordance therewith), or (d) the assignment of any Term Benchmark Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrower pursuant to Section 2.19 or 9.02(d), then, in any such event, the Borrower shall compensate each Lender for the loss, cost and expense attributable to such event. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section shall be delivered to the Borrower, together with any supporting documentation reasonably requested by Borrower, and shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within ten (10) days after receipt thereof.

(b) With respect to RFR Loans, in the event of (i) the payment of any principal of any RFR Loan other than on the Interest Payment Date applicable thereto (including as a result of an Event of Default or an optional or mandatory prepayment of Loans), (ii) the failure to borrow or prepay any RFR Loan on the date specified in any notice delivered pursuant hereto (regardless of whether such notice may be revoked under Section 2.11 and is revoked in accordance therewith) or (iii) the assignment of any RFR Loan other than on the Interest Payment Date applicable thereto as a result of a request by the Borrower pursuant to Section 2.18, then, in any such event, the Borrower shall compensate each Lender for the loss, cost and expense attributable to such event. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within ten (10) days after receipt thereof.

SECTION 2.17 Withholding of Taxes; Gross-Up.

(a) Payments Free of Taxes. Any and all payments by or on account of any obligation of any Loan Party under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by applicable law. If any applicable law (as determined in the good faith discretion of an applicable withholding agent) requires the deduction or withholding of any Tax from any such payment by a withholding agent, then the applicable withholding agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is an Indemnified Tax, then the sum payable by the applicable Loan Party shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section 2.17), the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(b) Payment of Other Taxes by Loan Parties. The Loan Parties shall timely pay to the relevant Governmental Authority in accordance with applicable law, or at the option of the Administrative Agent timely reimburse it for, Other Taxes.

(c) Evidence of Payment. As soon as practicable after any payment of Taxes by any Loan Party to a Governmental Authority pursuant to this Section 2.17, such Loan Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment, or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(d) Indemnification by the Loan Parties. The Loan Parties shall jointly and severally indemnify each Recipient, within ten (10) days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Loan Party by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(e) Indemnification by the Lenders. Each Lender shall severally indemnify the Administrative Agent, within ten (10) days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 9.04(c) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to setoff and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to such Lender from any other source against any amount due to the Administrative Agent under this paragraph (e).

(f) Status of Lenders.

(i) Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 2.17(f)(ii)(A), (ii)(B) and (ii)(D) below) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(ii) Without limiting the generality of the foregoing, in the event that the Borrower is a U.S. Person,

(A) any Lender that is a U.S. Person shall deliver to the Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), an executed copy of IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding tax;

(B) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), whichever of the following is applicable:

(1) in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the U.S. is a party (x) with respect to payments of interest under any Loan Document, an executed copy of IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(2) in the case of a Foreign Lender claiming that its extension of credit will generate U.S. effectively connected income, an executed copy of IRS Form W-8ECI;

(3) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit C-1 to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of the Borrower within the meaning of Section 881(c)(3)(B) of the Code, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code (a “U.S. Tax Compliance Certificate”) and (y) an executed copy of IRS Form W 8BEN or IRS Form W-8BEN-E, as applicable; or

(4) to the extent a Foreign Lender is not the beneficial owner, an executed copy of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, a U.S. Tax Compliance Certificate substantially in the form of Exhibit C-2 or Exhibit C-3, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit C-4 on behalf of each such direct and indirect partner;

(C) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed copies of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit the Borrower or the Administrative Agent to determine the withholding or deduction required to be made; and

(D) if a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.

(g) Treatment of Certain Refunds. If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 2.17 (including by the payment of additional amounts pursuant to this Section 2.17), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section 2.17 with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this paragraph (g) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (g), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph (g) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts giving rise to such refund had never been paid. This paragraph (g) shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(h) Survival. Each party’s obligations under this Section 2.17 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Loan Document (including the Payment in Full of the Secured Obligations).

(i) Defined Terms. For purposes of this Section 2.17, the term “Lender” includes any Issuing Bank and the term “applicable law” includes FATCA.

SECTION 2.18 Payments Generally; Allocation of Proceeds; Sharing of Setoffs.

(a) The Borrower shall make each payment or prepayment required to be made by it hereunder (whether of principal, interest, fees or reimbursement of LC Disbursements, or of amounts payable under Sections 2.15, 2.16 or 2.17, or otherwise) prior to 2:00 p.m., New York City time, on the date when due or the date fixed for any prepayment hereunder, in immediately available funds, without setoff, recoupment or counterclaim. Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to the Administrative Agent at its offices at 10 South Dearborn Street, Chicago, IL, 60603, except payments to be made directly to the Issuing Bank or Swingline Lender as expressly provided herein and except that payments pursuant to Sections 2.15, 2.16, 2.17 and 9.03 shall be made directly to the Persons entitled thereto. The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. Unless otherwise provided for herein, if any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. All payments hereunder shall be made in dollars.

(b) All payments and any proceeds of Collateral received by the Administrative Agent (i) not constituting either (A) a specific payment of principal, interest, fees or other sum payable under the Loan Documents (which shall be applied as specified by the Borrower), or (B) a mandatory prepayment (which shall be applied in accordance with Section 2.11) or (ii) after an Event of Default has occurred and is continuing and the Administrative Agent so elects or the Required Lenders so direct, shall be applied ratably first, to pay any fees, indemnities, or expense reimbursements then due to the Administrative Agent, the Swingline Lender and the Issuing Bank from the Borrower (other than in connection with Banking Services Obligations or Swap Agreement Obligations), second, to pay any fees, indemnities, or expense reimbursements then due to the Lenders from the Borrower (other than in connection with Banking Services Obligations or Swap Agreement Obligations), third, to pay interest then due and payable on the Loans ratably, fourth, to prepay principal on the Loans and unreimbursed LC Disbursements, to pay an amount to the Administrative Agent equal to one hundred five percent (105%) of the aggregate LC Exposure, to be held as cash collateral for such Obligations, and to pay any amounts owing in respect of Swap Agreement Obligations and Banking Services Obligations up to and including the amount most recently provided to the Administrative Agent pursuant to Section 2.22, ratably, and fifth, to the payment of any other Secured Obligation due to the Administrative Agent or any Lender from the Borrower or any other Loan Party. Notwithstanding anything to the contrary contained in this Agreement, unless so directed by the Borrower, or unless a Default is in existence, neither the Administrative Agent nor any Lender shall apply any payment which it receives to any Term Benchmark Loan of a Class, except (i) on the expiration date of the Interest Period applicable thereto, or (ii) in the event, and only to the extent, that there are no outstanding ABR Loans of the same Class and, in any such event, the Borrower shall pay the break funding payment required in accordance with Section 2.16. The Administrative Agent and the Lenders shall have the continuing and exclusive right to apply and reverse and reapply any and all such proceeds and payments to any portion of the Secured Obligations. Notwithstanding the foregoing, Secured Obligations arising under Banking Services Obligations or Swap Agreement Obligations shall be excluded from the application described above and paid in clause fifth if the Administrative Agent has not received written notice thereof, together with such supporting documentation as the Administrative Agent may have reasonably requested from the applicable provider of such Banking Services or Swap Agreements.

(c) Upon the failure to pay any amounts payable under the Loan Documents or upon the request to do so by the Borrower, the Borrower hereby irrevocably authorizes the Administrative Agent to charge any deposit account of the Borrower maintained with the Administrative Agent for each payment of principal, interest and fees as it becomes due hereunder or any other amount due under the Loan Documents.

(d) If, except as otherwise expressly provided herein, any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Loans or participations in LC Disbursements resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Loans and participations in LC Disbursements and Swingline Loans and accrued interest thereon than the proportion received by any other similarly situated Lender, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in the Loans and participations in LC Disbursements and Swingline Loans of other Lenders to the extent necessary so that the benefit of all such payments shall be shared by all such Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and participations in LC Disbursements and Swingline Loans; provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this paragraph shall not be construed to apply to any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in LC Disbursements or Swingline Loans to any assignee or participant, other than to the Borrower or any Subsidiary or Affiliate thereof (as to which the provisions of this paragraph shall apply). The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

(e) Unless the Administrative Agent shall have received, prior to any date on which any payment is due to the Administrative Agent for the account of the Lenders or the Issuing Bank pursuant to the terms hereof or any other Loan Document (including any date that is fixed for prepayment by notice from the Borrower to the Administrative Agent pursuant to Section 2.11(e)), notice from the Borrower that the Borrower will not make such payment or prepayment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders or the Issuing Bank, as the case may be, the amount due. In such event, if the Borrower has not in fact made such payment, then each of the Lenders or the Issuing Bank, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or Issuing Bank with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the NYFRB Rate.

(f) The Administrative Agent may from time to time provide the Borrower with account statements or invoices with respect to any of the Secured Obligations (the “Statements”). The Administrative Agent is under no duty or obligation to provide Statements, which, if provided, will be solely for the Borrower’s convenience. Statements may contain estimates of the amounts owed during the relevant billing period, whether of principal, interest, fees or other Secured Obligations. If the Borrower pays the full amount indicated on a Statement on or before the due date indicated on such Statement, the Borrower shall not be in default of payment with respect to the billing period indicated on such Statement; provided that acceptance by the Administrative Agent, on behalf of the Lenders, of any payment that is less than the total amount actually due at that time (including but not limited to any past due amounts) shall not constitute a waiver of the Administrative Agent’s or the Lenders’ right to receive payment in full at another time.

SECTION 2.19 Mitigation Obligations; Replacement of Lenders.

(a) If any Lender requests compensation under Section 2.15, or if the Borrower is required to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.17, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Sections 2.15 or 2.17, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment, provided that such Lender shall have provided supporting documentation reasonably requested by Borrower.

(b) If any Lender requests compensation under Section 2.15, or if the Borrower is required to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender) pursuant to Section 2.17, or if any Lender becomes a Defaulting Lender, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 9.04), all its interests, rights (other than its existing rights to payments pursuant to Sections 2.15 or 2.17) and obligations under this Agreement and other Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that (i) the Borrower shall have received the prior written consent of the Administrative Agent (and in circumstances where its consent would be required under Section 9.04, the Issuing Bank and the Swingline Lender), which consent shall not unreasonably be withheld, (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and funded participations in LC Disbursements and Swingline Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts) and (iii) in the case of any such assignment resulting from a claim for compensation under Section 2.15 or payments required to be made pursuant to Section 2.17, such assignment will result in a reduction in such compensation or payments. A Lender shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply. Each party hereto agrees that (i) an assignment required pursuant to this paragraph may be effected pursuant to an Assignment and Assumption executed by the Borrower, the Administrative Agent and the assignee (or, to the extent applicable, an agreement incorporating an Assignment and Assumption by reference pursuant to an Approved Electronic Platform as to which the Administrative Agent and such parties are participants), and (ii) the Lender required to make such assignment need not be a party thereto in order for such assignment to be effective and shall be deemed to have consented to and be bound by the terms thereof; provided that, following the effectiveness of any such assignment, the other parties to such assignment agree to execute and deliver such documents necessary to evidence such assignment as reasonably requested by the applicable Lender, provided that any such documents shall be without recourse to or warranty by the parties thereto.

SECTION 2.20 Defaulting Lenders. Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a) fees shall cease to accrue on the unfunded portion of the Revolving Commitment of such Defaulting Lender pursuant to Section 2.12(a);

(b) any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of such Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Section 2.18(b) or otherwise) or received by the Administrative Agent from a Defaulting Lender pursuant to Section 9.08 shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder; second, to the payment on a pro rata basis of any amounts owing by such Defaulting Lender to any Issuing Bank or Swingline Lender hereunder; third, to cash collateralize LC Exposure with respect to such Defaulting Lender in accordance with this Section; fourth, as the Borrower may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; fifth, if so determined by the Administrative Agent and the Borrower, to be held in a deposit account and released pro rata in order to (x) satisfy such Defaulting Lender’s potential future funding obligations with respect to Loans under this Agreement and (y) cash collateralize future LC Exposure with respect to such Defaulting Lender with respect to future Letters of Credit issued under this Agreement, in accordance with this Section; sixth, to the payment of any amounts owing to the Lenders, the Issuing Banks or Swingline Lender as a result of any judgment of a court of competent jurisdiction obtained by any Lender, the Issuing Banks or Swingline Lender against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement or under any other Loan Document; seventh, so long as no Default or Event of Default exists, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement or under any other Loan Document; and eighth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (x) such payment is a payment of the principal amount of any Loans or LC Disbursements in respect of which such Defaulting Lender has not fully funded its appropriate share, and (y) such Loans were made or the related Letters of Credit were issued at a time when the conditions set forth in Section 4.02 were satisfied or waived, such payment shall be applied solely to pay the Loans of, and LC Disbursements owed to, all non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of, or LC Disbursements owed to, such Defaulting Lender until such time as all Loans and funded and unfunded participations in the Borrower’s obligations corresponding to such Defaulting Lender’s LC Exposure and Swingline Loans are held by the Lenders pro rata in accordance with the Commitments without giving effect to clause (d) below. Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post cash collateral pursuant to this Section shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto;

(c) such Defaulting Lender shall not have the right to vote on any issue on which voting is required (other than to the extent expressly provided in Section 9.02(b)) and the Commitment and Revolving Exposure of such Defaulting Lender shall not be included in determining whether the Required Lenders have taken or may take any action hereunder or under any other Loan Document; provided that, except as otherwise provided in Section 9.02, this clause (b) shall not apply to the vote of a Defaulting Lender in the case of an amendment, waiver or other modification requiring the consent of such Lender or each Lender directly affected thereby;

(d) if any Swingline Exposure or LC Exposure exists at the time such Lender becomes a Defaulting Lender then:

(i) all or any part of the Swingline Exposure and LC Exposure of such Defaulting Lender (other than, in the case of a Defaulting Lender that is a Swingline Lender, the portion of such Swingline Exposure referred to in clause (b) of the definition of such term) shall be reallocated among the non-Defaulting Lenders in accordance with their respective Applicable Percentages but only (x) to the extent that such reallocation does not, as to any non-Defaulting Lender, cause such non-Defaulting Lender’s Revolving Exposure to exceed its Revolving Commitment;

(ii) if the reallocation described in clause (i) above cannot, or can only partially, be effected, the Borrower shall within one (1) Business Day following notice by the Administrative Agent (x) first, prepay such Swingline Exposure and (y) second, cash collateralize, for the benefit of the Issuing Bank, the Borrower’s obligations corresponding to such Defaulting Lender’s LC Exposure (after giving effect to any partial reallocation pursuant to clause (i) above) in accordance with the procedures set forth in Section 2.06(j) for so long as such LC Exposure is outstanding;

(iii) if the Borrower cash collateralizes any portion of such Defaulting Lender’s LC Exposure pursuant to clause (ii) above, the Borrower shall not be required to pay any fees to such Defaulting Lender pursuant to Section 2.12(b) with respect to such Defaulting Lender’s LC Exposure during the period such Defaulting Lender’s LC Exposure is cash collateralized;

(iv) if the LC Exposure of the non-Defaulting Lenders is reallocated pursuant to clause (i) above, then the fees payable to the Lenders pursuant to Sections 2.12(a) and 2.12(b) shall be adjusted in accordance with such non-Defaulting Lenders’ Applicable Percentages; and

(v) if all or any portion of such Defaulting Lender’s LC Exposure is neither reallocated nor cash collateralized pursuant to clause (i) or (ii) above, then, without prejudice to any rights or remedies of the Issuing Bank or any other Lender hereunder, all letter of credit fees payable under Section 2.12(b) with respect to such Defaulting Lender’s LC Exposure shall be payable to the Issuing Bank until and to the extent that such LC Exposure is reallocated and/or cash collateralized; and

(e) so long as such Lender is a Defaulting Lender, the Swingline Lender shall not be required to fund any Swingline Loan and the Issuing Bank shall not be required to issue, amend, renew, extend or increase any Letter of Credit, unless it is satisfied that the related exposure and such Defaulting Lender’s then outstanding LC Exposure will be 100% covered by the Commitments of the non-Defaulting Lenders and/or cash collateral will be provided by the Borrower in accordance with Section 2.20(d), and Swingline Exposure related to any such newly made Swingline Loan or LC Exposure related to any newly issued or increased Letter of Credit shall be allocated among non-Defaulting Lenders in a manner consistent with Section 2.20(d)(i) (and such Defaulting Lender shall not participate therein).

If (i) a Bankruptcy Event or a Bail-In Action with respect to a Lender Parent shall occur following the date hereof and for so long as such event shall continue or (ii) the Swingline Lender or the Issuing Bank has a good faith belief that any Lender has defaulted in fulfilling its obligations under one or more other agreements in which such Lender commits to extend credit, the Swingline Lender shall not be required to fund any Swingline Loan and the Issuing Bank shall not be required to issue, amend or increase any Letter of Credit, unless the Swingline Lender or the Issuing Bank, as the case may be, shall have entered into arrangements with the Borrower or such Lender, satisfactory to the Swingline Lender or the Issuing Bank, as the case may be, to defease any risk to it in respect of such Lender hereunder.

In the event that each of the Administrative Agent, the Borrower, the Swingline Lender and the Issuing Bank agrees that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then the Swingline Exposure and LC Exposure of the Lenders shall be readjusted to reflect the inclusion of such Lender’s Revolving Commitment and on the date of such readjustment such Lender shall purchase at par such of the Loans of the other Lenders (other than Swingline Loans) as the Administrative Agent shall determine may be necessary in order for such Lender to hold such Loans in accordance with its Applicable Percentage.

SECTION 2.21 Returned Payments. If, after receipt of any payment which is applied to the payment of all or any part of the Obligations (including a payment effected through exercise of a right of setoff), the Administrative Agent or any Lender is for any reason compelled to surrender such payment or proceeds to any Person because such payment or application of proceeds is invalidated, declared fraudulent, set aside, determined to be void or voidable as a preference, impermissible setoff, or a diversion of trust funds, or for any other reason (including pursuant to any settlement entered into by the Administrative Agent or such Lender in its discretion), then the Obligations or part thereof intended to be satisfied shall be revived and continued and this Agreement shall continue in full force as if such payment or proceeds had not been received by the Administrative Agent or such Lender. The provisions of this Section 2.21 shall be and remain effective notwithstanding any contrary action which may have been taken by the Administrative Agent or any Lender in reliance upon such payment or application of proceeds. The provisions of this Section 2.21 shall survive the termination of this Agreement.

SECTION 2.22 Banking Services and Swap Agreements. Each Lender or Affiliate thereof providing Banking Services for, or having Swap Agreements with, any Loan Party or any Subsidiary or Affiliate of a Loan Party shall deliver to the Administrative Agent, promptly after entering into such Banking Services or Swap Agreements, written notice setting forth the aggregate amount of all Banking Services Obligations and Swap Agreement Obligations of such Loan Party or Subsidiary or Affiliate thereof to such Lender or Affiliate (whether matured or unmatured, absolute or contingent). In furtherance of that requirement, each such Lender or Affiliate thereof shall furnish the Administrative Agent, from time to time after a significant change therein or upon a request therefor, a summary of the amounts due or to become due in respect of such Banking Services Obligations and Swap Agreement Obligations. The most recent information provided to the Administrative Agent shall be used in determining which tier of the waterfall, contained in Section 2.18(b), such Banking Services Obligations and/or Swap Agreement Obligations will be placed. For the avoidance of doubt, so long as Chase or its Affiliate is the Administrative Agent, neither Chase nor any of its Affiliates providing Banking Services for, or having Swap Agreements with, any Loan Party or any Subsidiary or Affiliate of a Loan Party shall be required to provide any notice described in this Section 2.22 in respect of such Banking Services or Swap Agreements.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Each Loan Party represents and warrants to the Lenders that (and where applicable, agrees):

SECTION 3.01 Organization; Powers. Each Loan Party and each Subsidiary is duly organized or formed, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to carry on its business as now conducted and is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required.

SECTION 3.02 Authorization; Enforceability. The Transactions are within each Loan Party’s corporate or other organizational powers and have been duly authorized by all necessary corporate or other organizational actions and, if required, actions by equity holders. Each Loan Document to which each Loan Party is a party has been duly executed and delivered by such Loan Party and constitutes a legal, valid and binding obligation of such Loan Party, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

SECTION 3.03 Governmental Approvals; No Conflicts. The Transactions (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except such as have been obtained or made and are in full force and effect and except for filings necessary to perfect Liens created pursuant to the Loan Documents, (b) will not violate any Requirement of Law applicable to any

Loan Party or any Subsidiary, (c) will not violate or result in a default under any indenture, agreement or other instrument binding upon any Loan Party or any Subsidiary or the assets of any Loan Party or any Subsidiary, or give rise to a right thereunder to require any payment to be made by any Loan Party or any Subsidiary, and (d) will not result in the creation or imposition of, or other requirement to create, any Lien on any asset of any Loan Party or any Subsidiary, except Liens created pursuant to the Loan Documents.

SECTION 3.04 Financial Condition; No Material Adverse Change.

(a) The Borrower has heretofore furnished to the Lenders its consolidated balance sheet and statements of income, stockholders equity and cash flows (i) as of and for the fiscal year ended June 30, 2020, reported on by Deloitte, LLP, independent public accountants, and (ii) as of and for the fiscal quarter and the portion of the fiscal year ended April 4, 2021, certified by its chief financial officer. Such financial statements present fairly, in all material respects, the financial position and results of operations and cash flows of the Borrower and its consolidated Subsidiaries as of such dates and for such periods in accordance with GAAP, subject to normal year-end audit adjustments all of which, when taken as a whole, would not be materially adverse and the absence of footnotes in the case of the statements referred to in clause (ii) above.

(b) No event, change or condition has occurred that has had, or could reasonably be expected to have, a Material Adverse Effect, since June 30, 2020.

SECTION 3.05 Properties.

(a) As of the Fifth Amendment Effective Date, Schedule 3.05 sets forth the address of each parcel of real property that is owned or leased by any Loan Party. Each of such leases and subleases is valid and enforceable in accordance with its terms and is in full force and effect, and no default by any party to any such lease or sublease exists. Each of the Loan Parties and each Subsidiary has good and indefeasible title to, or valid leasehold interests in, all of its real and personal property, free of all Liens other than those permitted by Section 6.02.

(b) Each Loan Party and each Subsidiary owns, or is licensed to use, all trademarks, tradenames, copyrights, patents and other intellectual property necessary to its business as currently conducted, a correct and complete list of all such as is registered with the United States Patent and Trademark Office or the United States Copyright Office, which, as of the Fifth Amendment Effective Date, is set forth on Schedule 3.05, and the use thereof by each Loan Party and each Subsidiary does not infringe in any material respect upon the rights of any other Person, and each Loan Party’s and each Subsidiary’s rights thereto are not subject to any licensing agreement or similar arrangement.

SECTION 3.06 Litigation and Environmental Matters.

(a) Except as set forth on Schedule 3.06, there are no actions, suits or proceedings by or before any arbitrator or Governmental Authority pending against or, to the knowledge of any Loan Party, threatened against or affecting any Loan Party or any Subsidiary (i) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect or (ii) that involve any Loan Document or the Transactions.

(b) Except for the Disclosed Matters, (i) no Loan Party or any Subsidiary has received notice of any claim with respect to any Environmental Liability or knows of any basis for any Environmental Liability and (ii) and except with respect to any other matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, no Loan Party or any Subsidiary (A) has failed to comply with any Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law (B) has become subject to any Environmental Liability, (C) has received notice of any claim with respect to any Environmental Liability or (D) knows of any basis for any Environmental Liability.

(c) Since the date of this Agreement, there has been no change in the status of the Disclosed Matters that, individually or in the aggregate, has resulted in, or materially increased the likelihood of, a Material Adverse Effect.

SECTION 3.07 Compliance with Laws and Agreements; No Default. Except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, each Loan Party and each Subsidiary is in compliance with (i) all Requirement of Law applicable to it or its property and (ii) all indentures, agreements and other instruments binding upon it or its property. No Default has occurred and is continuing.

SECTION 3.08 Investment Company Status. No Loan Party or any Subsidiary is an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940.

SECTION 3.09 Taxes. Each Loan Party and each Subsidiary has timely filed or caused to be filed all Tax returns and reports required to have been filed and has paid or caused to be paid all Taxes required to have been paid by it, except Taxes that are being contested in good faith by appropriate proceedings and for which such Loan Party or such Subsidiary, as applicable, has set aside on its books adequate reserves. No tax liens have been filed and no claims are being asserted with respect to any such taxes.

SECTION 3.10 ERISA. No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, could reasonably be expected to result in a Material Adverse Effect. The present value of all accumulated benefit obligations under each Plan (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets of such Plan, and the present value of all accumulated benefit obligations of all underfunded Plans (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87 or subsequent recodification thereof, as applicable) did not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets of all such underfunded Plans.

SECTION 3.11 Disclosure.

(a) The Loan Parties have disclosed to the Lenders all matters known to it, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect. To the knowledge of Borrower, none of the reports, financial statements, certificates or other information furnished by or on behalf of any Loan Party or any Subsidiary to the Administrative Agent or any Lender in connection with the negotiation of this Agreement or any other Loan Document (as modified or supplemented by other information so furnished) contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that, with respect to projected financial information, the Loan Parties represent only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time delivered and, if such projected financial information was delivered prior to the Effective Date, as of the Effective Date.

(b) As of the Fifth Amendment Effective Date, to the best knowledge of the Borrower, the information included in the Beneficial Ownership Certification provided on or prior to the Fifth Amendment Effective Date to any Lender in connection with this Agreement is true and correct in all respects.

SECTION 3.12 Material Agreements. No Loan Party or any Subsidiary is in default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in (i) any material agreement to which it is a party or (ii) any agreement or instrument evidencing or governing Material Indebtedness.

SECTION 3.13 Solvency.

(a) Immediately after the consummation of the Transactions to occur on the Fifth Amendment Effective Date, (i) the fair value of the assets of each Loan Party, at a fair valuation, will exceed its debts and liabilities, subordinated, contingent or otherwise; (ii) the present fair saleable value of the property of each Loan Party will be greater than the amount that will be required to pay the probable liability of its debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (iii) each Loan Party will be able to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (iv) no Loan Party will have unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted after the Fifth Amendment Effective Date.

(b) No Loan Party intends to, nor will permit any Subsidiary to, and no Loan Party believes that it or any Subsidiary will, incur debts beyond its ability to pay such debts as they mature, taking into account the timing of and amounts of cash to be received by it or any such Subsidiary and the timing of the amounts of cash to be payable on or in respect of its Indebtedness or the Indebtedness of any such Subsidiary.

SECTION 3.14 Insurance. Schedule 3.14 sets forth a description of all insurance maintained by or on behalf of the Loan Parties and their Subsidiaries as of the Fifth Amendment Effective Date. As of the Fifth Amendment Effective Date, all premiums in respect of such insurance have been paid. The Loan Parties believe that the insurance maintained by or on behalf of the Loan Parties and their Subsidiaries is adequate and is customary for companies engaged in the same or similar businesses operating in the same or similar locations.

SECTION 3.15 Capitalization and Subsidiaries. Schedule 3.15 sets forth (a) a correct and complete list of the name and relationship to the Borrower of each Subsidiary, (b) a true and complete listing of each class of each of the Borrower’s authorized Equity Interests, of which all of such issued Equity Interests are validly issued, outstanding, fully paid and non-assessable, and (c) the type of entity of the Borrower and each Subsidiary. All of the issued and outstanding Equity Interests owned by any Loan Party have been (to the extent such concepts are relevant with respect to such ownership interests) duly authorized and issued and are fully paid and non-assessable.

SECTION 3.16 Security Interest in Collateral. The provisions of this Agreement and the other Loan Documents create legal and valid Liens on all the Collateral in favor of the Administrative Agent, for the benefit of the Secured Parties, and such Liens constitute perfected and continuing Liens on the Collateral, securing the Secured Obligations, enforceable against the applicable Loan Party and all third parties, and having priority over all other Liens on the Collateral except in the case of (a) Permitted Encumbrances, to the extent any such Permitted Encumbrances would have priority over the Liens in favor of the Administrative Agent pursuant to any applicable law or agreement and (b) Liens perfected only by possession (including possession of any certificate of title), to the extent the Administrative Agent has not obtained or does not maintain possession of such Collateral.

SECTION 3.17 Employment Matters. As of the Fifth Amendment Effective Date, there are no strikes, lockouts or slowdowns against any Loan Party or any Subsidiary pending or, to the knowledge of any Loan Party, threatened. The hours worked by and payments made to employees of the Loan Parties and their Subsidiaries have not been in violation of the Fair Labor Standards Act or any other applicable federal, state, local or foreign law dealing with such matters. All payments due from any Loan Party or any Subsidiary, or for which any claim may be made against any Loan Party or any Subsidiary, on account of wages and employee health and welfare insurance and other benefits, have been paid or accrued as a liability on the books of such Loan Party or such Subsidiary.

SECTION 3.18 Margin Regulations. No Loan Party is engaged and will not engage, principally or as one of its important activities, in the business of purchasing or carrying Margin Stock, or extending credit for the purpose of purchasing or carrying Margin Stock, and no part of the proceeds of any Borrowing or Letter of Credit hereunder will be used to buy or carry any Margin Stock. Following the application of the proceeds of each Borrowing or drawing under each Letter of Credit, not more than 25% of the value of the assets (either of any Loan Party only or of the Loan Parties and their Subsidiaries on a consolidated basis) will be Margin Stock.

SECTION 3.19 Use of Proceeds. The proceeds of the Loans have been used and will be used, whether directly or indirectly as set forth in Section 5.08.

SECTION 3.20 No Burdensome Restrictions. No Loan Party is subject to any Burdensome Restrictions except Burdensome Restrictions permitted under Section 6.10.

SECTION 3.21 Anti-Corruption Laws and Sanctions. Each Loan Party has implemented and maintains in effect policies and procedures designed to ensure compliance by such Loan Party, its Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions, and such Loan Party, its Subsidiaries and their respective officers and directors and, to the knowledge of such Loan Party, its employees and agents, are in compliance with Anti-Corruption Laws and applicable Sanctions in all material respects and are not knowingly engaged in any activity that would reasonably be expected to result in any Loan Party being designated as a Sanctioned Person. None of (a) any Loan Party, any Subsidiary, any of their respective directors or officers or employees, or (b) to the knowledge of any such Loan Party or Subsidiary, any agent of such Loan Party or any Subsidiary that will act in any capacity in connection with or benefit from the credit facility established hereby, is a Sanctioned Person. No Borrowing or Letter of Credit, use of proceeds, Transaction or other transaction contemplated by this Agreement or the other Loan Documents will violate Anti-Corruption Laws or applicable Sanctions.

SECTION 3.22 Affected Financial Institutions. No Loan Party is an Affected Financial Institution.

SECTION 3.23 Plan Assets; Prohibited Transactions. None of the Loan Parties or any of their Subsidiaries is an entity deemed to hold “plan assets” (within the meaning of the Plan Asset Regulations), and neither the execution, delivery nor performance of the transactions contemplated under this Agreement, including the making of any Loan and the issuance of any Letter of Credit hereunder, will give rise to a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

SECTION 3.24 Common Enterprise. The successful operation and condition of each of the Loan Parties is dependent on the continued successful performance of the functions of the group of the Loan Parties as a whole and the successful operation of each of the Loan Parties is dependent on the successful performance and operation of each other Loan Party. Each Loan Party expects to derive benefit (and its board of directors or other governing body has determined that it may reasonably be expected to derive benefit), directly and indirectly, from (a) successful operations of each of the other Loan Parties and (b) the credit extended by the Lenders to the Borrower hereunder, both in their separate capacities and as members of the group of companies. Each Loan Party has determined that execution, delivery, and performance of this Agreement and any other Loan Documents to be executed by such Loan Party is within its purpose, in furtherance of its direct and/or indirect business interests, will be of direct and indirect benefit to such Loan Party, and is in its best interest.

ARTICLE IV

CONDITIONS

SECTION 4.01 Effective Date. The obligations of the Lenders to make Loans and of the Issuing Bank to issue Letters of Credit hereunder shall not become effective until the date on which each of the following conditions is satisfied (or waived in accordance with Section 9.02):

(a) Credit Agreement and Loan Documents. The Administrative Agent (or its counsel) shall have received (i) from each party hereto a counterpart of this Agreement signed on behalf of such party (which, subject to Section 9.06(b), may include any Electronic Signatures transmitted by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page) and (ii) duly executed copies of the Loan Documents and such other certificates, documents, instruments and agreements as the Administrative Agent shall reasonably request in connection with the transactions contemplated by this Agreement and the other Loan Documents, including any promissory notes requested by a Lender pursuant to Section 2.10 payable to the order of each such requesting Lender and a written opinion of the Loan Parties’ counsel, addressed to the Administrative Agent, the Issuing Bank and the Lenders, all in form and substance satisfactory to the Administrative Agent.

(b) Financial Statements and Projections. The Lenders shall have received (i) audited consolidated financial statements of the Borrower for the 2019 and 2020 fiscal years, (ii) unaudited interim consolidated financial statements of the Borrower for each fiscal quarter ended after the date of the latest applicable financial statements delivered pursuant to clause (i) of this paragraph as to which such financial statements are available, and such financial statements shall not, in the reasonable judgment of the Administrative Agent, reflect any material adverse change in the consolidated financial condition of the Borrower, as reflected in the audited, consolidated financial statements described in clause (i) of this paragraph and (iii) satisfactory Projections through the period ending June 30, 2026.

(c) Closing Certificates; Certified Certificate of Incorporation; Good Standing Certificates. The Administrative Agent shall have received (i) a certificate of each Loan Party, dated the Effective Date and executed by its Secretary or Assistant Secretary, which shall (A) certify the resolutions of its Board of Directors, members or other body authorizing the execution, delivery and performance of the Loan Documents to which it is a party, (B) identify by name and title and bear the signatures of the officers of such Loan Party authorized to sign the Loan Documents to which it is a party and, in the case of the Borrower, its Financial Officers, and (C) contain appropriate attachments, including the charter, articles or certificate of organization or incorporation of each Loan Party certified by the relevant authority of the jurisdiction of organization of such Loan Party and a true and correct copy of its bylaws or operating, management or partnership agreement, or other organizational or governing documents, and (ii) a long form good standing certificate for each Loan Party from its jurisdiction of organization.

(d) No Default Certificate. The Administrative Agent shall have received a certificate, signed by the chief financial officer of the Borrower and each other Loan Party, dated as of the Effective Date (i) stating that no Default has occurred and is continuing, (ii) stating that the representations and warranties contained in the Loan Documents are true and correct as of such date, and (iii) certifying as to any other factual matters as may be reasonably requested by the Administrative Agent.

(e) Fees. The Lenders and the Administrative Agent shall have received all fees required to be paid, and all expenses required to be reimbursed for which invoices have been presented (including the reasonable fees and expenses of legal counsel), on or before the Effective Date. All such amounts will be paid with proceeds of Loans made on the Effective Date and will be reflected in the funding instructions given by the Borrower to the Administrative Agent on or before the Effective Date.

(f) Lien Searches. The Administrative Agent shall have received the results of a recent lien search in the jurisdiction of organization of each Loan Party and each jurisdiction where assets of the Loan Parties are located, and such search shall reveal no Liens on any of the assets of the Loan Parties except for liens permitted by Section 6.02 or discharged on or prior to the Effective Date pursuant to a pay-off letter or other documentation satisfactory to the Administrative Agent.

(g) Pay-Off Letter. The Administrative Agent shall have received satisfactory pay-off letters for all existing Indebtedness required to be repaid and which confirms that all Liens upon any of the property of the Loan Parties constituting Collateral will be terminated concurrently with such payment and all letters of credit issued or guaranteed as part of such Indebtedness shall have been cash collateralized or supported by a Letter of Credit.

(h) Funding Account. The Administrative Agent shall have received a notice setting forth the deposit account of the Borrower (the “Funding Account”) to which the Administrative Agent is authorized by the Borrower to transfer the proceeds of any Borrowings requested or authorized pursuant to this Agreement.

(i) Solvency. The Administrative Agent shall have received a solvency certificate signed by a Financial Officer dated the Effective Date in form and substance reasonably satisfactory to the Administrative Agent.

(j) Pledged Equity Interests; Stock Powers; Pledged Notes. The Administrative Agent shall have received (i) the certificates representing the Equity Interests pledged pursuant to the Security Agreement, together with an undated stock power for each such certificate executed in blank by a duly authorized officer of the pledgor thereof and (ii) each promissory note (if any) pledged to the Administrative Agent pursuant to the Security Agreement endorsed (without recourse) in blank (or accompanied by an executed transfer form in blank) by the pledgor thereof.

(k) Filings, Registrations and Recordings. Each document (including any Uniform Commercial Code financing statement) required by the Collateral Documents or under law or reasonably requested by the Administrative Agent to be filed, registered or recorded in order to create in favor of the Administrative Agent, for the benefit of the Secured Parties, a perfected Lien on the Collateral described therein, prior and superior in right to any other Person (other than with respect to Liens expressly permitted by Section 6.02), shall be in proper form for filing, registration or recordation.

(l) Insurance. The Administrative Agent shall have received evidence of insurance coverage in form, scope, and substance reasonably satisfactory to the Administrative Agent and otherwise in compliance with the terms of Section 5.10 of this Agreement and Section 4.12 of the Security Agreement.

(m) Letter of Credit Application. The Administrative Agent shall have received a properly completed letter of credit application (whether standalone or pursuant to a master agreement, as applicable) if the issuance of a Letter of Credit will be required on the Effective Date.

(n) Legal Due Diligence. The Administrative Agent and its counsel shall have completed all legal due diligence, the results of which shall be satisfactory to Administrative Agent in its sole discretion.

(o) USA PATRIOT Act, Etc. (i) The Administrative Agent shall have received, (x) at least five (5) days prior to the Effective Date, all documentation and other information regarding the Borrowers requested in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, to the extent requested in writing of the Borrowers at least ten (10) days prior to the Effective Date, and (y) a properly completed and signed IRS Form W-8 or W-9, as applicable, for each Loan Party, and (ii) to the extent the Borrower qualify as a “legal entity customer” under the Beneficial Ownership Regulation, at least five (5) days prior to the Effective Date, any Lender that has requested, in a written notice to the Borrower at least ten (10) days prior to the Effective Date, a Beneficial Ownership Certification in relation to the Borrower shall have received such Beneficial Ownership Certification (provided that, upon the execution and delivery by such Lender of its signature page to this Agreement, the condition set forth in this clause (ii) shall be deemed to be satisfied).

(p) Other Documents. The Administrative Agent shall have received such other documents as the Administrative Agent, the Issuing Bank, any Lender or their respective counsel may have reasonably requested.

The Administrative Agent shall notify the Borrower, the Lenders and the Issuing Bank of the Effective Date, and such notice shall be conclusive and binding. Notwithstanding the foregoing, the obligations of the Lenders to make Loans and of the Issuing Bank to issue Letters of Credit hereunder shall not become effective unless each of the foregoing conditions is satisfied (or waived pursuant to Section 9.02) at or prior to 2:00 p.m., New York City time, on June 28, 2021 (and, in the event such conditions are not so satisfied or waived, the Commitments shall terminate at such time).

SECTION 4.02 Each Credit Event. The obligation of each Lender to make a Loan on the occasion of any Borrowing, and of the Issuing Bank to issue, amend or extend any Letter of Credit, is subject to the satisfaction of the following conditions:

(a) The representations and warranties of the Loan Parties set forth in the Loan Documents shall be true and correct with the same effect as though made on and as of the date of such Borrowing or the date of issuance, amendment or extension of such Letter of Credit, as applicable (it being understood and agreed that any representation or warranty which by its terms is made as of a specified date shall be required to be true and correct only as of such specified date.

(b) At the time of and immediately after giving effect to such Borrowing or the issuance, amendment or extension of such Letter of Credit, as applicable, no Default shall have occurred and be continuing.

(c) After giving effect to any Borrowing or the issuance, amendment or extension of any Letter of Credit, Availability shall not be less than zero;

provided, however that notwithstanding the foregoing, to the extent the Borrower has made an LCA Election for any Limited Condition Acquisition, the conditions set forth above in clauses (a), (b) and (c) with respect to the making of any Loan the proceeds of which are to be used to fund such Limited Condition Acquisition shall be deemed satisfied as of the date of effectiveness of the applicable Limited Condition Acquisition Agreement. For the avoidance of doubt, the Specified Merger Transaction shall be deemed to be a Limited Condition Acquisition, and the conditions to the making of any Loan the proceeds of which are to be used to fund the Specified Merger Transaction shall be deemed satisfied as of the date of effectiveness of the applicable Limited Condition Acquisition Agreement.

Each Borrowing and each issuance, amendment or extension of a Letter of Credit shall be deemed to constitute a representation and warranty by the Borrower on the date thereof as to the matters specified in paragraphs (a) and (b) and (c) of this Section.

Notwithstanding the failure to satisfy the conditions precedent set forth in paragraphs (a) or (b) or (c) of this Section, unless otherwise directed by the Required Lenders, the Administrative Agent may, but shall have no obligation to, continue to make Loans and an Issuing Bank may, but shall have no obligation to, issue, amend or extend, or cause to be issued, amended or extended, any Letter of Credit for the ratable account and risk of Lenders from time to time if the Administrative Agent believes that making such Loans or issuing, amending or extending, or causing the issuance, amendment or extension of, any such Letter of Credit is in the best interests of the Lenders.

ARTICLE V

AFFIRMATIVE COVENANTS

Until all of the Secured Obligations shall have been Paid in Full, each Loan Party executing this Agreement covenants and agrees, jointly and severally with all of the other Loan Parties, with the Lenders that:

SECTION 5.01 Financial Statements and Other Information. The Borrower will furnish to the Administrative Agent and each Lender:

(a) as soon as available (but only if Borrower is no longer required under the Exchange Act to file periodic reports with the SEC, e.g. Annual Reports on Form 10-K), and in any event within the earlier of (i) five (5) days after such related filing (if any) is due, and (ii) within one hundred twenty (120) days after the close of each fiscal year of the Borrower, its audited consolidated and consolidating balance sheet and related statements of operations, stockholders’ equity and cash flows as of the end of and for such year, setting forth in each case in comparative form the figures for the previous fiscal year, all reported on by independent public accountants of recognized national standing and acceptable to the Administrative Agent (without a “going concern” or like qualification, commentary or exception, and without any qualification or exception as to the scope of such audit) to the effect that such consolidated financial statements present fairly in all material respects the financial condition and results of operations of the Borrower and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied;

(b) as soon as available (but only if Borrower is no longer required under the Exchange Act to file periodic reports with the SEC, e.g. Quarterly Reports on Form 10-Q), and in any event within the earlier of (i) five (5) days after such related filing (if any) is due, and (ii) forty-five (45) days after the end of the first three fiscal quarters of the Borrower, its consolidated and consolidating balance sheet and related statements of operations, stockholders’ equity and cash flows as of the end of and for such fiscal quarter and the then elapsed portion of such fiscal year, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous fiscal year, all certified by a Financial Officer as presenting fairly in all material respects the financial condition and results of operations of the Borrower and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, subject to normal year-end audit adjustments and the absence of footnotes;

(c) Within the earlier of (i) forty-five (45) days after the end of each of the first three fiscal quarters of the Borrower and one hundred twenty (120) days after the close of each fiscal year of the Borrower and (ii) concurrently with any delivery of financial statements under clause (a) or (b) above, a Compliance Certificate (A) certifying, in the case of the financial statements delivered under clause (a) or (b) above, as presenting fairly in all material respects the financial condition and results of operations of the Borrower and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, subject to normal year-end audit adjustments and the absence of footnotes, (B) certifying as to whether a Default has occurred and, if a Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto, (C) setting forth reasonably detailed calculations demonstrating compliance with Section 6.12 and (D) stating whether any change in GAAP or in the application thereof has occurred since the date of the audited financial statements referred to in Section 3.04 and, if any such change has occurred, specifying the effect of such change on the financial statements accompanying such certificate;

(d) as soon as available, but in any event no later than 45 days after the beginning of each fiscal year of the Borrower, a copy of the plan and forecast (including a projected consolidated and consolidating balance sheet, income statement and cash flow statement) of the Borrower for each month of such fiscal year (the “Projections”) in form reasonably satisfactory to the Administrative Agent;

(e) promptly after the same become publicly available, copies of all periodic and other reports, proxy statements and other materials filed by any Loan Party or any Subsidiary with the SEC, or any Governmental Authority succeeding to any or all of the functions of the SEC, or with any national securities exchange, or distributed by the Borrower to its shareholders generally, as the case may be;

(f) promptly after receipt thereof by the Borrower or any Subsidiary, copies of each notice or other correspondence received from the SEC (or comparable agency in any applicable non-U.S. jurisdiction) concerning any investigation or possible investigation or other inquiry by the SEC or such other agency regarding financial or other operational results of the Borrower or any Subsidiary thereof;

(g) promptly following any request therefor, copies of any detailed audit reports, management letters or recommendations submitted to the board of directors (or the audit committee of the board of directors) of the Borrower by independent accountants in connection with the accounts or books of the Borrower or any Subsidiary, or any audit of any of them as the Administrative Agent or any Lender (through the Administrative Agent) may reasonably request;

(h) promptly following any request therefor, (x) such other information regarding the operations, material changes in ownership of Equity Interests, business affairs and financial condition of any Loan Party or any Subsidiary, or compliance with the terms of this Agreement, as the Administrative Agent or any Lender (through Administrative Agent) may reasonably request and (y) information and documentation reasonably requested by the Administrative Agent or any Lender for purposes of compliance with applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and the Beneficial Ownership Regulation; and

(i) promptly after any request therefor by the Administrative Agent or any Lender, copies of (i) any documents described in Section 101(k)(1) of ERISA that the Borrower or any ERISA Affiliate may request with respect to any Multiemployer Plan and (ii) any notices described in Section 101(l)(1) of ERISA that the Borrower or any ERISA Affiliate may request with respect to any Multiemployer Plan; provided that if the Borrower or any ERISA Affiliate has not requested such documents or notices from the administrator or sponsor of the applicable Multiemployer Plan, the Borrower or the applicable ERISA Affiliate shall promptly make a request for such documents and notices from such administrator or sponsor and shall provide copies of such documents and notices promptly after receipt thereof.

Documents required to be delivered pursuant to Section 5.01(a), (b) or (e) (to the extent any such documents are included in materials otherwise filed with the SEC) may be delivered electronically and, if so delivered, shall be deemed to have been delivered on the date (i) on which such materials are publicly available as posted on the Electronic Data Gathering, Analysis and Retrieval system (EDGAR); or (ii) on which such documents are posted on the Borrower’s behalf on an Internet or intranet website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether made available by the Administrative Agent).

SECTION 5.02 Notices of Material Events. The Borrower will furnish to the Administrative Agent and each Lender prompt (but in any event within any time period that may be specified below) written notice of the following:

(a) the occurrence of any Default;

(b) receipt of any notice of any investigation by a Governmental Authority or any litigation or proceeding commenced against any Loan Party or any Subsidiary that (i) if adversely determined, could reasonably be expected to have a Material Adverse Effect, (ii) seeks injunctive relief, (iii) is instituted against any Plan, its fiduciaries or its assets, (iv) alleges criminal misconduct by any Loan Party or any Subsidiary, (v) alleges the violation of, or seeks to impose remedies under, any Environmental Law or related Requirement of Law, or seeks to impose Environmental Liability in excess of $5,000,000, (vi) asserts liability on the part of any Loan Party or any Subsidiary in excess of $5,000,000 in respect of any tax, fee, assessment, or other governmental charge, or (vii) involves any product recall with potential liability or cost in excess of $5,000,000;

(c) any material change in accounting or financial reporting practices by the Borrower or any Subsidiary;

(d) the occurrence of any ERISA Event that, alone or together with any other ERISA Events that have occurred, could reasonably be expected to result in liability of the Loan Parties and their Subsidiaries in an aggregate amount exceeding $1,000,000;

(e) any termination, by the floorplan financing party, of any agreement regarding floor planning financing arrangements, that includes Floorplan Repurchase Obligations;

(f) any other development that results in, or could reasonably be expected to result in, a Material Adverse Effect; and

(g) any change in the information provided in the Beneficial Ownership Certification delivered to such Lender that would result in a change to the list of beneficial owners identified in such certification.

Each notice delivered under this Section (i) shall be in writing, (ii) shall contain a heading or a reference line that reads “Notice under Section 5.02 of Credit Agreement dated June 28, 2021, as amended” and (iii) shall be accompanied by a statement of a Financial Officer or other executive officer of the Borrower setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

SECTION 5.03 Existence; Conduct of Business. Each Loan Party will, and will cause each Subsidiary to, (a) do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence and the rights, qualifications, licenses, permits, franchises, governmental authorizations, intellectual property rights, licenses and permits material to the conduct of its business, and maintain all requisite authority to conduct its business in each jurisdiction in which its business is conducted, except to the extent that such shall not result in a Material Adverse Effect; provided that the foregoing shall not prohibit any merger, consolidation, liquidation or dissolution permitted under Section 6.03 and, notwithstanding the foregoing exceptions, each Loan Party shall do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence and (b) carry on and conduct its business in substantially the same manner and in substantially the same fields of enterprise as it is presently conducted.

SECTION 5.04 Payment of Obligations. Each Loan Party will, and will cause each Subsidiary to, pay or discharge all Material Indebtedness and all other material liabilities and obligations, including Taxes, before the same shall become delinquent or in default, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings, (b) such Loan Party or Subsidiary has set aside on its books adequate reserves with respect thereto in accordance with GAAP and (c) the failure to make payment pending such contest could not reasonably be expected to result in a Material Adverse Effect; provided, however, that each Loan Party will, and will cause each Subsidiary to, remit withholding taxes and other payroll taxes to appropriate Governmental Authorities as and when claimed to be due, notwithstanding the foregoing exceptions.

SECTION 5.05 Maintenance of Properties. Each Loan Party will, and will cause each Subsidiary to, keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted.

SECTION 5.06 Books and Records; Inspection Rights. Each Loan Party will, and will cause each Subsidiary to, (a) keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities and (b) permit any representatives designated by the Administrative Agent or any Lender (including employees of the Administrative Agent, any Lender or any consultants, accountants, lawyers, agents and appraisers retained by the Administrative Agent), upon reasonable prior notice, to visit and inspect its properties, conduct at the Loan Party’s premises field examinations of the Loan Party’s assets, liabilities, books and records, including examining and making extracts from its books and records, environmental assessment reports and Phase I or Phase II studies, and to discuss its affairs, finances and condition with its officers and independent accountants (and hereby authorizes the Administrative Agent and each Lender to contact its independent accountants directly) and to provide contact information for each bank where each Loan Party has a depository and/or securities account and each such Loan Party hereby authorizes the Administrative Agent and each Lender to contact the bank(s) in order to request bank statements and/or balances, all at such reasonable times and as often as reasonably requested. The Loan Parties acknowledge that the Administrative Agent, after exercising its rights of inspection, may prepare and distribute to the Lenders certain Reports pertaining to the Loan Parties’ assets for internal use by the Administrative Agent and the Lenders. Notwithstanding the foregoing, unless an Event of Default has occurred and is continuing, in no event shall the Loan Parties be required to pay the costs of more than one (1) such visit, inspection, or field examination of the Administrative Agent per calendar year.

SECTION 5.07 Compliance with Laws and Material Contractual Obligations. Each Loan Party will, and will cause each Subsidiary to, (i) comply in all material respects with each material Requirement of Law applicable to it or its property (including without limitation Environmental Laws) and (ii) perform in all material respects its obligations under material agreements to which it is a party. Each Loan Party will maintain in effect and enforce policies and procedures designed to ensure compliance by such Loan Party, its Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions.

SECTION 5.08 Use of Proceeds.

(a) The proceeds of the Loans and the Letters of Credit will be used only to refinance certain Indebtedness, to pay fees and expenses in connection with the closing of the Transactions, and to otherwise finance the working capital needs and general corporate purposes of the Borrower and its Subsidiaries in the ordinary course of business. No part of the proceeds of any Loan and no Letter of Credit will be used, whether directly or indirectly, (i) for any purpose that entails a violation of any of the regulations of the Federal Reserve Board, including Regulations T, U and X or (ii) to make any Acquisition other than Permitted Acquisitions.

(b) The Borrower will not request any Borrowing or Letter of Credit, and the Borrower shall not use, and shall procure that its Subsidiaries and its or their respective directors, officers, employees and agents shall not use, the proceeds of any Borrowing or Letter of Credit (i) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws, (ii) for the purpose of funding, financing or facilitating any activities, business or transaction of or with any Sanctioned Person, or in any Sanctioned Country, except to the extent permitted for a Person required to comply with Sanctions, or (iii) in any manner that would result in the violation of any Sanctions applicable to any party hereto.

SECTION 5.09 Accuracy of Information. The Loan Parties will ensure that any information, including financial statements or other documents, furnished to the Administrative Agent or the Lenders in connection with this Agreement or any other Loan Document or any amendment or modification hereof or thereof or waiver hereunder or thereunder contains no material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and the furnishing of such information shall be deemed to be a representation and warranty by the Borrower on the date thereof as to the matters specified in this Section 5.09; provided that, with respect to the Projections, the Loan Parties will cause the Projections to be prepared in good faith based upon assumptions believed to be reasonable at the time.

SECTION 5.10 Insurance. Each Loan Party will, and will cause each Subsidiary to, maintain with financially sound and reputable carriers having a financial strength rating of at least A- by A.M. Best Company (a) insurance in such amounts (with no greater risk retention) and against such risks (including loss or damage by fire and loss in transit; theft, burglary, pilferage, larceny, embezzlement, and other criminal activities; business interruption; and general liability) and such other hazards, as is customarily maintained by companies of established repute engaged in the same or similar businesses operating in the same or similar locations and (b) all insurance required pursuant to the Collateral Documents. The Borrower will furnish to the Lenders, upon request of the Administrative Agent, but no less frequently than annually, information in reasonable detail as to the insurance so maintained.

SECTION 5.11 Reserved.

SECTION 5.12 Casualty and Condemnation. The Borrower (a) will furnish to the Administrative Agent and the Lenders prompt written notice of any casualty or other insured damage to any material portion of the Collateral or the commencement of any action or proceeding for the taking of any material portion of the Collateral or interest therein under power of eminent domain or by condemnation or similar proceeding and (b) will ensure that the Net Proceeds of any such event (whether in the form of insurance proceeds, condemnation awards or otherwise) are collected and applied in accordance with the applicable provisions of this Agreement and the Collateral Documents.

SECTION 5.13 Depository Banks. The Borrower and each Domestic Subsidiary will maintain the Administrative Agent as its principal depository and disbursement bank.

SECTION 5.14 Additional Collateral; Further Assurances.

(a) Subject to applicable Requirement of Law, each Loan Party will cause each of its Subsidiaries formed or acquired after the date of this Agreement to become a Loan Party by executing a Joinder Agreement. Furthermore, subject to applicable Requirement of Law, if Mastercraft Services, LLC or Mastercraft International Sales Administration, Inc. resumes business operations, the Loan Parties will cause such resuming Subsidiary to become a Loan Party by executing a Joinder Agreement. In connection therewith, the Administrative Agent shall have received all documentation and other information regarding such newly formed, acquired or resuming Subsidiaries as may be required to comply with the applicable “know your customer” rules and regulations, including the USA Patriot Act. Upon execution and delivery thereof, each such Person (i) shall automatically become a Loan Guarantor hereunder and thereupon shall have all of the rights, benefits, duties, and obligations in such capacity under the Loan Documents and (ii) will grant Liens to the Administrative Agent, for the benefit of the Administrative Agent and the other Secured Parties, in any property of such Loan Party which constitutes Collateral, including any parcel of real property located in the U.S. owned by any Loan Party.

(b) Each Loan Party will cause (i) 100% of the issued and outstanding Equity Interests of each of its Domestic Subsidiaries and (ii) 65% (or such greater percentage that, due to a change in applicable law after the date hereof, (1) could not reasonably be expected to cause the undistributed earnings of such Foreign Subsidiary as determined for U.S. federal income tax purposes to be treated as a deemed dividend to such Foreign Subsidiary’s U.S. parent and (2) could not reasonably be expected to cause any material adverse tax consequences) of the issued and outstanding Equity Interests entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) and 100% of the issued and outstanding Equity Interests not entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) in each Foreign Subsidiary directly owned by the Borrower or any Domestic Subsidiary to be subject at all times to a first priority, perfected Lien in favor of the Administrative Agent for the benefit of the Administrative Agent and the other Secured Parties, pursuant to the terms and conditions of the Loan Documents or other security documents as the Administrative Agent shall reasonably request.

(c) Without limiting the foregoing, each Loan Party will, and will cause each Subsidiary to, execute and deliver, or cause to be executed and delivered, to the Administrative Agent such documents, agreements and instruments, and will take or cause to be taken such further actions (including the filing and recording of financing statements, fixture filings, mortgages, deeds of trust and other documents and such other actions or deliveries of the type required by Section 4.01, as applicable), which may be required by any Requirement of Law or which the Administrative Agent may, from time to time, reasonably request to carry out the terms and conditions of this Agreement and the other Loan Documents and to ensure perfection and priority of the Liens created or intended to be created by the Collateral Documents, all in form and substance reasonably satisfactory to the Administrative Agent and all at the expense of the Loan Parties. Notwithstanding the foregoing, at any time after an Event of Default has occurred, each Loan Party will, upon the request of the Administrative Agent, cause each Foreign Subsidiary to become a Loan Party and a Loan Guarantor and to grant Liens to the Administrative Agent on its assets and have the balance of its Equity Interests pledged to the Administrative Agent.

(d) If any material assets (including any real property or improvements thereto or any interest therein) are acquired by any Loan Party after the Effective Date (other than assets constituting Collateral under the Security Agreement that become subject to the Lien under the Security Agreement upon acquisition thereof), the Borrower will (i) notify the Administrative Agent and the Lenders thereof, and, if requested by the Administrative Agent or the Required Lenders, cause such assets to be subjected to a Lien securing the Secured Obligations and (ii) take, and cause each applicable Loan Party to take, such actions as shall be necessary or reasonably requested by the Administrative Agent to grant and perfect such Liens, including actions described in paragraph (c) of this Section, all at the expense of the Loan Parties.

SECTION 5.15 Post Closing Requirements.

(a) No later than one hundred eighty (180) days after the Effective Date (or such longer period as may be agreed to by the Administrative Agent), each Loan Party will provide to the Administrative Agent, a Deposit Account Control Agreement duly executed on behalf of each financial institution holding a deposit account of such Loan Party; provided, however, that a Deposit Account Control Agreement shall not be required with respect to any deposit account with a balance less than or equal to $100,000.

(b) The Loan Parties shall provide written notice to the Administrative Agent of the formation of any Subsidiary in connection with the Specified Merger Transaction no later than five (5) days after such formation.

(c) The Loan Parties shall provide written notice to the Administrative Agent of the consummation of the Specified Merger Transaction and provide copies of the executed closing documentation related thereto no later than five (5) days after such consummation.

ARTICLE VI

NEGATIVE COVENANTS

Until all of the Secured Obligations shall have been Paid in Full, each Loan Party executing this Agreement covenants and agrees, jointly and severally with all of the other Loan Parties, with the Lenders that:

SECTION 6.01 Indebtedness. No Loan Party will, nor will it permit any Subsidiary to, create, incur, assume or suffer to exist any Indebtedness, except:

(a) the Secured Obligations;

(b) Indebtedness existing on the Fifth Amendment Effective Date and set forth in Schedule 6.01 (excluding, however, following the making of the initial Loan hereunder, the Indebtedness to be repaid with the proceeds of such Loans as indicated on Schedule 6.01) and any extensions, renewals, refinancings and replacements of any such Indebtedness in accordance with clause (f) hereof;

(c) Indebtedness of the Borrower to any Subsidiary and of any Subsidiary to the Borrower or any other Subsidiary, provided that (i) Indebtedness of any Subsidiary that is not a Loan Party to the Borrower or any other Loan Party shall be subject to Section 6.04 and (ii) Indebtedness of any Loan Party to any Subsidiary that is not a Loan Party shall be subordinated to the Secured Obligations on terms reasonably satisfactory to the Administrative Agent;

(d) Guarantees by the Borrower of Indebtedness of any Subsidiary and by any Subsidiary of Indebtedness of the Borrower or any other Subsidiary, provided that (i) the Indebtedness so Guaranteed is permitted by this Section 6.01, (ii) Guarantees by the Borrower or any other Loan Party of Indebtedness of any Subsidiary that is not a Loan Party shall be subject to Section 6.04 and (iii) Guarantees permitted under this clause (d) shall be subordinated to the Secured Obligations on the same terms as the Indebtedness so Guaranteed is subordinated to the Secured Obligations;

(e) Indebtedness of the Borrower or any Subsidiary incurred to finance the acquisition, construction or improvement of any fixed or capital assets (whether or not constituting purchase money Indebtedness), including Capital Lease Obligations and any Indebtedness assumed in connection with the acquisition of any such assets or secured by a Lien on any such assets prior to the acquisition thereof, and extensions, renewals and replacements of any such Indebtedness in accordance with clause (f) below; provided that (i) such Indebtedness is incurred prior to or within 90 days after such acquisition or the completion of such construction or improvement and (ii) the aggregate principal amount of Indebtedness permitted by this clause (e) together with any Refinance Indebtedness in respect thereof permitted by clause (f) below, shall not exceed on any date the greater of (i) $5,000,000 at any time outstanding and (ii) 7.50% of EBITDA for the period of four consecutive fiscal quarters ended on or most recently prior to such date;

(f) Indebtedness which represents extensions, renewals, refinancing or replacements (such Indebtedness being so extended, renewed, refinanced or replaced being referred to herein as the “Refinance Indebtedness”) of any of the Indebtedness described in clauses (b) and (e) and (j) hereof (such Indebtedness being referred to herein as the “Original Indebtedness”); provided that (i) such Refinance Indebtedness does not increase the principal amount or interest rate of the Original Indebtedness, (ii) any Liens securing such Refinance Indebtedness are not extended to any additional property of any Loan Party or any Subsidiary, (iii) no Loan Party or any Subsidiary that is not originally obligated with respect to repayment of such Original Indebtedness is required to become obligated with respect to such Refinance Indebtedness, (iv) such Refinance Indebtedness does not result in a shortening of the average weighted maturity of such Original Indebtedness, (v) the terms of such Refinance Indebtedness are not less favorable to the obligor thereunder than the original terms of such Original Indebtedness and (vi) if such Original Indebtedness was subordinated in right of payment to the Secured Obligations, then the terms and conditions of such Refinance Indebtedness must include subordination terms and conditions that are at least as favorable to the Administrative Agent and the Lenders as those that were applicable to such Original Indebtedness;

(g) Indebtedness owed to any Person providing workers’ compensation, health, disability or other employee benefits or property, casualty or liability insurance, pursuant to reimbursement or indemnification obligations to such Person, in each case incurred in the ordinary course of business;

(h) Indebtedness of any Loan Party in respect of performance bonds, bid bonds, appeal bonds, surety bonds and similar obligations, in each case provided in the ordinary course of business;

(i) Subordinated Indebtedness in an aggregate principal amount not exceeding on any date the greater of (i) $2,000,000 at any time outstanding and (ii) 5.00% of EBITDA for the period of four consecutive fiscal quarters ended on or most recently prior to such date;

(j) Indebtedness of any Person that becomes a Subsidiary after the date hereof; provided that (i) such Indebtedness exists at the time such Person becomes a Subsidiary and is not created in contemplation of or in connection with such Person becoming a Subsidiary and (ii) the aggregate principal amount of Indebtedness permitted by this clause (j) together with any Refinance Indebtedness in respect thereof permitted by clause (f) above, shall not exceed on any date the greater of (i) $2,000,000 at any time outstanding and (ii) 5.00% of EBITDA for the period of four consecutive fiscal quarters ended on or most recently prior to such date;

(k) Indebtedness from any earn-outs arising from Permitted Acquisitions in an aggregate principal amount not exceeding $20,000,000 at any time outstanding;

(l) Floorplan Repurchase Obligations;

(m) Floorplan First Loss Guaranty Obligations in an aggregate principal amount not exceeding $5,000,000; and

(n) other unsecured Indebtedness in an aggregate principal amount not exceeding on any date the greater of (i) $5,000,000 at any time outstanding and (ii) 7.50% of EBITDA for the period of four consecutive fiscal quarters ended on or most recently prior to such date.

SECTION 6.02 Liens. No Loan Party will, nor will it permit any Subsidiary to, create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by it, or assign or sell any income or revenues (including Accounts) or rights in respect of any thereof, except:

(a) Liens created pursuant to any Loan Document;

(b) Permitted Encumbrances;

(c) any Lien on any property or asset of the Borrower or any Subsidiary existing on the Fifth Amendment Effective Date and set forth in Schedule 6.02; provided that (i) such Lien shall not apply to any other property or asset of the Borrower or any Subsidiary and (ii) such Lien shall secure only those obligations which it secures on the Fifth Amendment Effective Date and extensions, renewals and replacements thereof that do not increase the outstanding principal amount thereof;

(d) Liens on fixed or capital assets acquired, constructed or improved by the Borrower or any Subsidiary; provided that (i) such Liens secure Indebtedness permitted by clause (e) of Section 6.01, (ii) such Liens and the Indebtedness secured thereby are incurred prior to or within 90 days after such acquisition or the completion of such construction or improvement, (iii) the Indebtedness secured thereby does not exceed the cost of acquiring, constructing or improving such fixed or capital assets and (iv) such Liens shall not apply to any other property or assets of the Borrower or any Subsidiary;

(e) any Lien existing on any property or asset (other than Accounts and Inventory) prior to the acquisition thereof by the Borrower or any Subsidiary or existing on any property or asset (other than Accounts and Inventory) of any Person that becomes a Loan Party after the date hereof prior to the time such Person becomes a Loan Party; provided that (i) such Lien is not created in contemplation of or in connection with such acquisition or such Person becoming a Loan Party, as the case may be, (ii) such Lien shall not apply to any other property or assets of the Loan Party and (iii) such Lien shall secure only those obligations which it secures on the date of such acquisition or the date such Person becomes a Loan Party, as the case may be;

(f) Liens of a collecting bank arising in the ordinary course of business under Section 4-210 of the UCC in effect in the relevant jurisdiction covering only the items being collected upon;

(g) Liens arising out of Sale and Leaseback Transactions permitted by Section 6.06; and

(h) Liens granted by a Subsidiary that is not a Loan Party in favor of the Borrower or another Loan Party in respect of Indebtedness owed by such Subsidiary.

SECTION 6.03 Fundamental Changes.

(a) No Loan Party will, nor will it permit any Subsidiary to, merge into or consolidate with any other Person, or permit any other Person to merge into or consolidate with it, or otherwise Dispose of all any substantial part of its assets, or all or substantially all of the stock of any of its Subsidiaries (in each case, whether now owned or hereafter acquired), or liquidate or dissolve, except that, if at the time thereof and immediately after giving effect thereto no Event of Default shall have occurred and be continuing, (i) any Subsidiary of the Borrower may merge into the Borrower in a transaction in which the Borrower is the surviving entity, (ii) any Loan Party (other than the Borrower) may merge into any other Loan Party in a transaction in which the surviving entity is a Loan Party, and (iii) any Subsidiary that is not a Loan Party may liquidate or dissolve if the Borrower determines in good faith that such liquidation or dissolution is in the best interests of the Borrower and is not materially disadvantageous to the Lenders; provided that any such merger involving a Person that is not a wholly owned Subsidiary immediately prior to such merger shall not be permitted unless also permitted by Section 6.04; provided further, that notwithstanding anything to the contrary in this Section 6.03, the consummation of the Specified Merger Transaction is not prohibited hereunder.

(b) No Loan Party will, nor will it permit any Subsidiary to, consummate a Division as the Dividing Person, without the prior written consent of Administrative Agent. Without limiting the foregoing, if any Loan Party that is a limited liability company or a limited partnership consummates a Division (with or without the prior consent of Administrative Agent as required above), each Division Successor shall be required to comply with the obligations set forth in Section 5.14 and the other further assurances obligations set forth in the Loan Documents and become a Loan Party under this Agreement and the other Loan Documents.

(c) No Loan Party will, nor will it permit any Subsidiary to, engage in any business other than businesses of the type conducted by the Borrower and its Subsidiaries on the date hereof and businesses reasonably related to or incidental to the marine industry.

(d) No Loan Party will, nor will it permit any Subsidiary to change its fiscal year or any fiscal quarter from the basis in effect on the Effective Date; provided, however, that the Borrower shall have the right to change its fiscal year without the approval of Administrative Agent or Lenders one time during the period commencing on the Effective Date through and including the Revolving Credit Maturity Date, subject to an agreed upon notice period.

(e) No Loan Party will change the accounting basis upon which its financial statements are prepared.

(f) No Loan Party will change the tax filing elections it has made under the Code.

SECTION 6.04 Investments, Loans, Advances, Guarantees and Acquisitions. No Loan Party will, nor will it permit any Subsidiary to, form any subsidiary after the Effective Date, or purchase, hold or acquire (including pursuant to any merger with any Person that was not a Loan Party and a wholly owned Subsidiary prior to such merger) any Equity Interests, evidences of indebtedness or other securities (including any option, warrant or other right to acquire any of the foregoing) of, make or permit to exist any loans or advances to, Guarantee any obligations of, or make or permit to exist any investment or any other interest in, any other Person, or purchase or otherwise acquire (in one transaction or a series of transactions) any assets of any other Person constituting a business unit (whether through purchase of assets, merger or otherwise), except:

(a) Permitted Investments, subject to control agreements in favor of the Administrative Agent for the benefit of the Secured Parties or otherwise subject to a perfected security interest in favor of the Administrative Agent for the benefit of the Secured Parties;

(b) investments in existence on the Fifth Amendment Effective Date and described in Schedule 6.04;

(c) investments by the Borrower and the Subsidiaries in Equity Interests in their respective Subsidiaries, provided that (i) any such Equity Interests held by a Loan Party shall be pledged pursuant to the Security Agreement (subject to the limitations applicable to Equity Interests of a Foreign Subsidiary referred to in Section 5.14) and (ii) the aggregate amount of investments by Loan Parties in Subsidiaries that are not Loan Parties (together with outstanding intercompany loans permitted under Section 6.04(d) and outstanding Guarantees permitted under Section 6.04(e)) shall not exceed on any date the greater of (i) $5,000,000 at any time outstanding and (ii) 7.50% of EBITDA for the period of four consecutive fiscal quarters ended on or most recently prior to such date (in each case determined without regard to any write-downs or write-offs);

(d) loans or advances made by any Loan Party to any Subsidiary and made by any Subsidiary to a Loan Party or any other Subsidiary, provided that (i) any such loans and advances made by a Loan Party shall be evidenced by a promissory note pledged pursuant to the Security Agreement and (ii) the amount of such loans and advances made by Loan Parties to Subsidiaries that are not Loan Parties (together with outstanding investments permitted under Section 6.04(c) and outstanding Guarantees permitted under Section 6.04(e)) shall not exceed on any date the greater of (i) $5,000,000 at any time outstanding and (ii) 7.50% of EBITDA for the period of four consecutive fiscal quarters ended on or most recently prior to such date (in each case determined without regard to any write-downs or write-offs);

(e) Guarantees constituting Indebtedness permitted by Section 6.01, provided that the aggregate principal amount of Indebtedness of Subsidiaries that are not Loan Parties that is Guaranteed by any Loan Party (together with outstanding investments permitted under clause (ii) to the proviso to Section 6.04(c) and outstanding intercompany loans permitted under clause (ii) to the proviso to Section 6.04(d)) shall not exceed on any date the greater of (i) $5,000,000 at any time outstanding and (ii) 7.50% of EBITDA for the period of four consecutive fiscal quarters ended on or most recently prior to such date (in each case determined without regard to any write-downs or write-offs);

(f) loans or advances made by a Loan Party to its employees on an arms-length basis in the ordinary course of business consistent with past practices for travel and entertainment expenses, relocation costs and similar purposes up to a maximum of $1,000,000 in the aggregate at any one time outstanding;

(g) notes payable, or stock or other securities issued by Account Debtors to a Loan Party pursuant to negotiated agreements with respect to settlement of such Account Debtor’s Accounts in the ordinary course of business, consistent with past practices;

(h) investments in the form of Swap Agreements permitted by Section 6.07;

(i) investments of any Person existing at the time such Person becomes a Subsidiary of the Borrower or consolidates or merges with the Borrower or any Subsidiary (including in connection with a Permitted Acquisition), so long as such investments were not made in contemplation of such Person becoming a Subsidiary or of such merger;

(j) investments received in connection with the disposition of assets permitted by Section 6.05;

(k) investments constituting deposits described in clauses (c) and (d) of the definition of the term “Permitted Encumbrances”;

(l) as part of a Permitted Acquisition;

(m) other investments, loans and advances in addition to those otherwise permitted by this Section in an amount not to exceed on any date the greater of (i) $5,000,000 at any time outstanding and (ii) 7.50% of EBITDA for the period of four consecutive fiscal quarters ended on or most recently prior to such date; and

(n) the Specified Merger Transaction.

SECTION 6.05 Asset Sales. No Loan Party will, nor will it permit any Subsidiary to, Dispose of any asset, including any Equity Interest owned by it, nor will the Borrower permit any Subsidiary to issue any additional Equity Interest in such Subsidiary (other than to the Borrower or another Subsidiary in compliance with Section 6.04), except:

(a) Dispositions of (i) Inventory in the ordinary course of business and (ii) used, obsolete, worn out or surplus Equipment or property in the ordinary course of business;

(b) Dispositions of assets to the Borrower or any Subsidiary, provided that (i) no Loan Party will Dispose of any material trademarks, tradenames, copyrights, patents, other intellectual property or key dealer relationships to a Subsidiary that is not a Loan Party and (ii) any other such Dispositions involving a Subsidiary that is not a Loan Party shall be made in compliance with Section 6.09;

(c) Dispositions of Accounts (excluding sales or dispositions in a factoring arrangement) in connection with the compromise, settlement or collection thereof;

(d) Dispositions of Permitted Investments and other investments permitted by clauses (i) and (k) of Section 6.04;

(e) Sale and Leaseback Transactions permitted by Section 6.06;

(f) Dispositions resulting from any casualty or other insured damage to, or any taking under power of eminent domain or by condemnation or similar proceeding of, any property or asset of the Borrower or any Subsidiary;

(g) Dispositions resulting from donations to nonprofit organizations not to exceed $1,000,000 in the aggregate for any fiscal year of the Borrower; and

(h) Dispositions of assets (other than Equity Interests in a Subsidiary unless all Equity Interests in such Subsidiary are sold) that are not permitted by any other clause of this Section, provided that the aggregate fair market value of all assets Disposed of in reliance upon this paragraph (h) shall not exceed during any fiscal year of the Borrower the greater of (i) $5,000,000 and (ii) 7.50% of EBITDA for such fiscal year;

provided that all Dispositions permitted under this Section 6.05 (other than those permitted by paragraphs (b), (d) and (f) above) shall be made for fair value and for at least 75% cash consideration.

SECTION 6.06 Sale and Leaseback Transactions. No Loan Party will, nor will it permit any Subsidiary to, enter into any arrangement, directly or indirectly, whereby it shall sell or transfer any property, real or personal, used or useful in its business, whether now owned or hereafter acquired, and thereafter rent or lease such property or other property that it intends to use for substantially the same purpose or purposes as the property sold or transferred (a “Sale and Leaseback Transaction”), except for any such sale of any fixed or capital assets by the Borrower or any Subsidiary that is made for cash consideration in an amount not less than the fair value of such fixed or capital asset and is consummated within 90 days after the Borrower or such Subsidiary acquires or completes the construction of such fixed or capital asset.

SECTION 6.07 Swap Agreements. No Loan Party will, nor will it permit any Subsidiary to, enter into any Swap Agreement, except (a) Swap Agreements entered into to hedge or mitigate risks to which the Borrower or any Subsidiary has actual exposure (other than those in respect of Equity Interests of the Borrower or any Subsidiary), and (b) Swap Agreements entered into in order to effectively cap, collar or exchange interest rates (from floating to fixed rates, from one floating rate to another floating rate or otherwise) with respect to any interest-bearing liability or investment of the Borrower or any Subsidiary.

SECTION 6.08 Restricted Payments; Certain Payments of Indebtedness.

(a) No Loan Party will, nor will it permit any Subsidiary to, declare or make, or agree to declare or make, directly or indirectly, any Restricted Payment, or incur any obligation (contingent or otherwise) to do so, except:

(i) the Borrower may declare and pay dividends with respect to its common stock payable solely in additional shares of its common stock, and, with respect to its preferred stock, payable solely in additional shares of such preferred stock or in shares of its common stock,

(ii) Subsidiaries may declare and pay dividends ratably with respect to their Equity Interests,

(iii) the Borrower may make Restricted Payments during any fiscal year, pursuant to and in accordance with stock option plans or other benefit plans for management or employees of the Borrower and its Subsidiaries,

(iv) the Borrower may make a Restricted Payment if no Default exists and the Borrower shall certify to the Administrative Agent (and provide the Administrative Agent pro forma calculations in form and substance reasonably satisfactory to the Administrative Agent) that after giving effect to such Restricted Payment, no Default will exist and, on a pro forma basis, (i) the Borrower will be in compliance with the covenants contained in Section 6.12, (ii) Liquidity will not be less than $5,000,000, and (iii) the Total Net Leverage Ratio will not be greater than the level that would then otherwise be required under Section 6.12 minus 0.25 to 1.00; and

(v) the Borrower and the Subsidiaries may make Restricted Payments as necessary to consummate the Specified Merger Transaction to the extent consistent with the merger agreement executed in connection with the Specified Merger Transaction;

provided that the aggregate Restricted Payments made in any twelve month period permitted under clauses (i) through (iv) of this Section 6.08(a) shall not exceed the greater of (x) $20,000,000 and (y) 50.00% of EBITDA for such twelve month period.

(b) No Loan Party will, nor will it permit any Subsidiary to, make or agree to pay or make, directly or indirectly, any payment or other distribution (whether in cash, securities or other property) of or in respect of principal of or interest on any Indebtedness, or any payment or other distribution (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any Indebtedness, except:

(i) payment of Indebtedness created under the Loan Documents;

(ii) payment of regularly scheduled interest and principal payments as and when due in respect of any Indebtedness permitted under Section 6.01, other than payments in respect of the Subordinated Indebtedness prohibited by the subordination provisions thereof;

(iii) refinancings of Indebtedness to the extent permitted by Section 6.01;

(iv) payment of secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness to the extent such sale or transfer is permitted by the terms of Section 6.05; and

(v) payments of Indebtedness made in connection with the Specified Merger Transaction.

SECTION 6.09 Transactions with Affiliates. No Loan Party will, nor will it permit any Subsidiary to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, except (a) transactions that (i) are in the ordinary course of business and (ii) are at prices and on terms and conditions not less favorable to such Loan Party or such Subsidiary than could be obtained on an arm’s-length basis from unrelated third parties, (b) transactions between or among the Loan Parties not involving any other Affiliate, (c) any investment permitted by Sections 6.04(c) or 6.04(d), (d) any Indebtedness permitted under Section 6.01(c), (e) any Restricted Payment permitted by Section 6.08, (f) loans or advances to employees permitted under Section 6.04(f), (g) the payment of reasonable fees to directors of the Borrower or any Subsidiary who are not employees of the Borrower or any Subsidiary, and compensation and employee benefit arrangements paid to, and indemnities provided for the benefit of, directors, officers or employees of the Borrower or its Subsidiaries in the ordinary course of business, (h) any issuances of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment agreements, stock options and stock ownership plans approved by the Borrower’s board of directors, and (i) transactions made in connection with the consummation of the Specified Merger Transaction.

SECTION 6.10 Restrictive Agreements. No Loan Party will, nor will it permit any Subsidiary to, directly or indirectly enter into, incur or permit to exist any agreement or other arrangement that prohibits, restricts or imposes any condition upon (a) the ability of such Loan Party or any Subsidiary to create, incur or permit to exist any Lien upon any of its property or assets, or (b) the ability of any Subsidiary to pay dividends or other distributions with respect to any Equity Interests or to make or repay loans or advances to the Borrower or any other Subsidiary or to Guarantee Indebtedness of the Borrower or any other Subsidiary; provided that (i) the foregoing shall not apply to restrictions and conditions imposed by any Requirement of Law or by any Loan Document, (ii) the foregoing shall not apply to restrictions and conditions existing on the Fifth Amendment Effective Date identified on Schedule 6.10 (but shall apply to any extension or renewal of, or any amendment or modification expanding the scope of, any such restriction or condition), (iii) the foregoing shall not apply to customary restrictions and conditions contained in agreements relating to the sale of a Subsidiary pending such sale, provided such restrictions and conditions apply only to the Subsidiary that is to be sold and such sale is permitted hereunder, (iv) clause (a) of the foregoing shall not apply to restrictions or conditions imposed by any agreement relating to secured Indebtedness permitted by this Agreement if such restrictions or conditions apply only to the property or assets securing such Indebtedness and (v) clause (a) of the foregoing shall not apply to customary provisions in leases and other contracts restricting the assignment thereof.

SECTION 6.11 Amendment of Material Documents. No Loan Party will, nor will it permit any Subsidiary to, amend, modify or waive any of its rights under (a) any agreement relating to any Subordinated Indebtedness, (b) its charter, articles or certificate of organization or incorporation and bylaws or operating, management or partnership agreement, or other organizational or governing documents, to the extent any such amendment, modification or waiver would be adverse to the Lenders.

SECTION 6.12 Financial Covenants.

(a) Interest Coverage Ratio. The Borrower will not permit the Interest Coverage Ratio for any period of four consecutive fiscal quarters ending on the last day of any fiscal quarter to be less than 3.00 to 1.00.

(b) Total Net Leverage Ratio. The Borrower will not permit the Total Net Leverage Ratio, on the last day of any fiscal quarter, to be greater than 2.75 to 1.00; provided, however, that for any fiscal quarter in which one or more Permitted Acquisitions with a total consideration of greater than $20,000,000 in the aggregate occur, the following shall apply for such fiscal quarter and the three full fiscal quarters thereafter: the Borrower will not permit the Total Net Leverage Ratio (i) on the last day of the fiscal quarter during which such Permitted Acquisition(s) occur and the last day of the following full fiscal quarter, to be greater than the lesser of (A) the level that would then otherwise be required plus 0.50 to 1.00 and (B) 3.25 to 1.00, and (ii) on the last day of second full and third full fiscal quarters occurring after such Permitted Acquisition(s), to be greater than the lesser of (A) the level that would then otherwise be required plus 0.25 to 1.00 and (B) 3.25 to 1.00.

SECTION 6.13 Environmental Covenant. No Loan Party shall use nor permit any third party to use, generate, manufacture, produce, store or Release on, under or about any Real Property, or transfer to or from any Real Property, any Hazardous Materials except De Minimis Amounts in compliance with all applicable Environmental Laws, provided that if any third party, by act or omission, by intent or by accident, allows any foregoing action to occur, the Loan Party shall promptly remedy such condition, at its sole expense and responsibility in accordance with Section 9.03(b)(iii). Furthermore, no Loan Party shall permit any Liens under any Environmental Laws to be placed on any portion of the Real Property.

SECTION 6.14 Negative Pledge on Real Property. No Loan Party shall: (a) Create or permit any Lien, encumbrance, charge, or security interest of any kind to exist on any Real Property owned by a Loan Party, except as otherwise permitted hereunder;

(b) Transfer, sell, assign or in any manner dispose of any Real Property owned by a Loan Party or any interest therein, except as otherwise permitted hereunder; and

(c) Grant to any other party a negative pledge agreement, agreement not to sell or encumber, or similar agreement with respect to Real Property owned by a Loan Party, except as otherwise permitted hereunder.

ARTICLE VII

EVENTS OF DEFAULT

If any of the following events (“Events of Default”) shall occur:

(a) the Borrower shall fail to pay any principal of any Loan or any reimbursement obligation in respect of any LC Disbursement when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise;

(b) the Borrower shall fail to pay any interest on any Loan or any fee or any other amount (other than an amount referred to in clause (a) of this Article) payable under this Agreement or any other Loan Document, when and as the same shall become due and payable, and such failure shall continue unremedied for a period of three (3) Business Days;

(c) any representation or warranty made or deemed made by or on behalf of any Loan Party or any Subsidiary in, or in connection with, this Agreement or any other Loan Document or any amendment or modification hereof or thereof or waiver hereunder or thereunder, or in any report, certificate, financial statement or other document furnished pursuant to or in connection with this Agreement or any other Loan Document or any amendment or modification hereof or thereof or waiver hereunder or thereunder, shall prove to have been materially incorrect when made or deemed made, except to the extent the same relate to an earlier date in which case such representations or warranties shall be true and correct in all material respects as of such earlier date;

(d) any Loan Party shall fail to observe or perform any covenant, condition or agreement contained in Section 5.02(a), 5.03 (with respect to a Loan Party’s existence) or 5.08 or in Article VI;

(e) any Loan Party shall fail to observe or perform any covenant, condition or agreement contained in this Agreement (other than those specified in clause (a), (b) or (d)), and such failure shall continue unremedied for a period of (i) 5 days after the earlier of any Loan Party’s knowledge of such breach or notice thereof from the Administrative Agent (which notice will be given at the request of any Lender) if such breach relates to terms or provisions of Section 5.01, 5.02 (other than Section 5.02(a)), 5.03, 5.04 or 5.10 of this Agreement or (ii) 30 days after the earlier of any Loan Party’s knowledge of such breach or notice thereof from the Administrative Agent (which notice will be given at the request of any Lender) if such breach relates to terms or provisions of any other Section of this Agreement;

(f) any Loan Party or any Subsidiary shall fail to make any payment (whether of principal or interest and regardless of amount) in respect of any Material Indebtedness, when and as the same shall become due and payable or within applicable notice and cure periods;

(g) any event or condition occurs that results in any Material Indebtedness becoming due prior to its scheduled maturity or that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; provided that this clause (g) shall not apply to secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness to the extent such sale or transfer is permitted by the terms of Section 6.05;

(h) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of a Loan Party or Subsidiary or its debts, or of a substantial part of its assets, under any federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for any Loan Party or any Subsidiary or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed for sixty (60) days or an order or decree approving or ordering any of the foregoing shall be entered;

(i) any Loan Party or any Subsidiary shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (h) of this Article, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for such Loan Party or Subsidiary of any Loan Party or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing;

(j) any Loan Party or any Subsidiary shall become unable, admit in writing its inability, or publicly declare its intention not to, or fail generally, to pay its debts as they become due;

(k) one or more judgments for the payment of money in an aggregate amount in excess of $5,000,000 shall be rendered against any Loan Party, any Subsidiary or any combination thereof and the same shall remain undischarged for a period of thirty (30) consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of any Loan Party or any Subsidiary to enforce any such judgment or any Loan Party or any Subsidiary shall fail within thirty (30) days to discharge one or more non-monetary judgments or orders which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect, which judgments or orders, in any such case, are not stayed on appeal or otherwise being appropriately contested in good faith by proper proceedings diligently pursued;

(l) an ERISA Event shall have occurred that, in the opinion of the Required Lenders, when taken together with all other ERISA Events that have occurred, could reasonably be expected to result in liability of the Borrower and its Subsidiaries in an aggregate amount exceeding $5,000,000 in any year;

(m) a Change in Control shall occur;

(n) the occurrence of any “default”, as defined in any Loan Document (other than this Agreement), or the breach of any of the terms or provisions of any Loan Document (other than this Agreement), which default or breach continues beyond any period of grace therein provided;

(o) any default shall occur under (i) Indebtedness of the Borrower or any Subsidiary in connection with Floorplan First Loss Guaranty Obligations aggregating in excess of $2,000,000 or (ii) Floorplan Repurchase Obligations aggregating in excess of $2,000,000, and the expiration of any applicable notice and cure periods;

(p) the Loan Guaranty or any Obligation Guaranty shall fail to remain in full force or effect or any action shall be taken to discontinue or to assert the invalidity or unenforceability of the Loan Guaranty or any Obligation Guaranty, or any Guarantor shall fail to comply with any of the terms or provisions of the Loan Guaranty or any Obligation Guaranty to which it is a party, or any Guarantor shall deny that it has any further liability under the Loan Guaranty or any Obligation Guaranty to which it is a party, or shall give notice to such effect, including, but not limited to notice of termination delivered pursuant to Section 10.08 or any notice of termination delivered pursuant to the terms of any Obligation Guaranty;

(q) except as permitted by the terms of any Collateral Document or pursuant hereto, (i) any Collateral Document shall for any reason fail to create a valid security interest in any Collateral purported to be covered thereby, or (ii) any Lien securing any Secured Obligation shall cease to be a perfected, first priority Lien;

(r) any Collateral Document shall fail to remain in full force or effect or any action shall be taken to discontinue or to assert the invalidity or unenforceability of any Collateral Document;

(s) any material provision of any Loan Document for any reason ceases to be valid, binding and enforceable in accordance with its terms (or any Loan Party shall challenge the enforceability of any Loan Document or shall assert in writing, or engage in any action or inaction that evidences its assertion, that any provision of any of the Loan Documents has ceased to be or otherwise is not valid, binding and enforceable in accordance with its terms); or

(t) any Loan Party is criminally indicted or convicted under any law that may reasonably be expected to lead to a forfeiture of any property of such Loan Party having a fair market value in excess of $2,000,000; then, and in every such event (other than an event with respect to the Borrower described in clause (h) or (i) of this Article), and at any time thereafter during the continuance of such event, the Administrative Agent may, and at the request of the Required Lenders shall, by notice to the Borrower, take either or both of the following actions, at the same or different times: (i) terminate the Commitments (including the Swingline Commitment), whereupon the Commitments shall terminate immediately, (ii) declare the Loans then outstanding to be due and payable in whole (or in part, but ratably as among the Classes of Loans and the Loans of each Class at the time outstanding, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), whereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees (including, for the avoidance of doubt, any break funding payment) and other obligations of the Borrower accrued hereunder and under any other Loan Document, shall become due and payable immediately, in each case without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower, and (iii) require cash collateral for the LC Exposure in accordance with Section 2.06(j) hereof; and in the case of any event with respect to the Borrower described in clause (h) or (i) of this Article, the Commitments (including the Swingline Commitment) shall automatically terminate and the principal of the Loans then outstanding, and cash collateral for the LC Exposure, together with accrued interest thereon and all fees (including, for the avoidance of doubt, any break funding payments) and other obligations of the Borrower accrued hereunder and under any other Loan Documents, shall automatically become due and payable, in each case without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower. Upon the occurrence and during the continuance of an Event of Default, the Administrative Agent may, and at the request of the Required Lenders shall, increase the rate of interest applicable to the Loans and other Obligations as set forth in this Agreement and exercise any rights and remedies provided to the Administrative Agent under the Loan Documents or at law or equity, including all remedies provided under the UCC.

ARTICLE VIII

THE ADMINISTRATIVE AGENT

SECTION 8.01 Authorization and Action.

(a) Each Lender, on behalf of itself and any of its Affiliates that are Secured Parties and each Issuing Bank hereby irrevocably appoints the entity named as Administrative Agent in the heading of this Agreement and its successors and assigns to serve as the administrative agent and collateral agent under the Loan Documents and each Lender and each Issuing Bank authorizes the Administrative Agent to take such actions as agent on its behalf and to exercise such powers under this Agreement and the other Loan Documents as are delegated to the Administrative Agent under such agreements and to exercise such powers as are reasonably incidental thereto. In addition, to the extent required under the laws of any jurisdiction other than within the United States, each Lender and each Issuing Bank hereby grants to the Administrative Agent any required powers of attorney to execute and enforce any Collateral Document governed by the laws of such jurisdiction on such Lender’s or such Issuing Bank’s behalf. Without limiting the foregoing, each Lender and each Issuing Bank hereby authorizes the Administrative Agent to execute and deliver, and to perform its obligations under, each of the Loan Documents to which the Administrative Agent is a party, and to exercise all rights, powers and remedies that the Administrative Agent may have under such Loan Documents.

(b) As to any matters not expressly provided for herein and in the other Loan Documents (including enforcement or collection), the Administrative Agent shall not be required to exercise any discretion or take any action, but shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the written instructions of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, pursuant to the terms in the Loan Documents), and, unless and until revoked in writing, such instructions shall be binding upon each Lender and each Issuing Bank; provided, however, that the Administrative Agent shall not be required to take any action that (i) the Administrative Agent in good faith believes exposes it to liability unless the Administrative Agent receives an indemnification and is exculpated in a manner satisfactory to it from the Lenders and the Issuing Banks with respect to such action or (ii) is contrary to this Agreement or any other Loan Document or applicable law, including any action that may be in violation of the automatic stay under any requirement of law relating to bankruptcy, insolvency or reorganization or relief of debtors or that may effect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any requirement of law relating to bankruptcy, insolvency or reorganization or relief of debtors; provided, further, that the Administrative Agent may seek clarification or direction from the Required Lenders prior to the exercise of any such instructed action and may refrain from acting until such clarification or direction has been provided. Except as expressly set forth in the Loan Documents, the Administrative Agent shall not have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower, any other Loan Party, any Subsidiary or any Affiliate of any of the foregoing that is communicated to or obtained by the Person serving as Administrative Agent or any of its Affiliates in any capacity. Nothing in this Agreement shall require the Administrative Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

(c) In performing its functions and duties hereunder and under the other Loan Documents, the Administrative Agent is acting solely on behalf of the Lenders and the Issuing Banks (except in limited circumstances expressly provided for herein relating to the maintenance of the Register), and its duties are entirely mechanical and administrative in nature. Without limiting the generality of the foregoing:

(i) the Administrative Agent does not assume and shall not be deemed to have assumed any obligation or duty or any other relationship as the agent, fiduciary or trustee of or for any Lender, Issuing Bank, any other Secured Party or holder of any other obligation other than as expressly set forth herein and in the other Loan Documents, regardless of whether a Default or an Event of Default has occurred and is continuing (and it is understood and agreed that the use of the term “agent” (or any similar term) herein or in any other Loan Document with reference to the Administrative Agent is not intended to connote any fiduciary duty or other implied (or express) obligations arising under agency doctrine of any applicable law, and that such term is used as a matter of market custom and is intended to create or reflect only an administrative relationship between contracting parties); additionally, each Lender agrees that it will not assert any claim against the Administrative Agent based on an alleged breach of fiduciary duty by the Administrative Agent in connection with this Agreement and/or the transactions contemplated hereby; and

(ii) nothing in this Agreement or any Loan Document shall require the Administrative Agent to account to any Lender for any sum or the profit element of any sum received by the Administrative Agent for its own account;

(d) The Administrative Agent may perform any of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any of their respective duties and exercise their respective rights and powers through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities pursuant to this Agreement. The Administrative Agent shall not be responsible for the negligence or misconduct of any sub-agent except to the extent that a court of competent jurisdiction determines in a final and non-appealable judgment that the Administrative Agent acted with gross negligence or willful misconduct in the selection of such sub-agent.

(e) No Arranger shall have any obligations or duties whatsoever in such capacity under this Agreement or any other Loan Document and shall incur no liability hereunder or thereunder in such capacity, but all such persons shall have the benefit of the indemnities provided for hereunder.

(f) In case of the pendency of any proceeding with respect to any Loan Party under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, the Administrative Agent (irrespective of whether the principal of any Loan or any reimbursement obligation in respect of any LC Disbursement shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered (but not obligated) by intervention in such proceeding or otherwise:

(i) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, LC Disbursements and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders, the Issuing Banks and the Administrative Agent (including any claim under Sections 2.12, 2.13, 2.15, 2.17 and 9.03) allowed in such judicial proceeding; and

(ii) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such proceeding is hereby authorized by each Lender, each Issuing Bank and each other Secured Party to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders, the Issuing Banks or the other Secured Parties, to pay to the Administrative Agent any amount due to it, in its capacity as the Administrative Agent, under the Loan Documents (including under Section 9.03). Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender or Issuing Bank any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or Issuing Bank or to authorize the Administrative Agent to vote in respect of the claim of any Lender or Issuing Bank in any such proceeding.

(g) The provisions of this Article are solely for the benefit of the Administrative Agent, the Lenders and the Issuing Banks, and, except solely to the extent of the Borrower’s rights to consent pursuant to and subject to the conditions set forth in this Article, none of the Borrower or any Subsidiary, or any of their respective Affiliates, shall have any rights as a third party beneficiary under any such provisions. Each Secured Party, whether or not a party hereto, will be deemed, by its acceptance of the benefits of the Collateral and of the Guarantees of the Secured Obligations provided under the Loan Documents, to have agreed to the provisions of this Article.

SECTION 8.02 Administrative Agent’s Reliance, Limitation of Liability, Etc.

(a) Neither the Administrative Agent nor any of its Related Parties shall be (i) liable for any action taken or omitted to be taken by such party, the Administrative Agent or any of its Related Parties under or in connection with this Agreement or the other Loan Documents (x) with the consent of or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith to be necessary, under the circumstances as provided in the Loan Documents) or (y) in the absence of its own gross negligence or willful misconduct

(such absence to be presumed unless otherwise determined by a court of competent jurisdiction by a final and non-appealable judgment) or (ii) responsible in any manner to any of the Lenders for any recitals, statements, representations or warranties made by any Loan Party or any officer thereof contained in this Agreement or any other Loan Document or in any certificate, report, statement or other document referred to or provided for in, or received by the Administrative Agent under or in connection with, this Agreement or any other Loan Document or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document (including, for the avoidance of doubt, in connection with the Administrative Agent’s reliance on any Electronic Signature transmitted by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page) or for any failure of any Loan Party to perform its obligations hereunder or thereunder.

(b) The Administrative Agent shall be deemed not to have knowledge of any (i) notice of any of the events or circumstances set forth or described in Section 5.02 unless and until written notice thereof stating that it is a “notice under Section 5.02” in respect of this Agreement and identifying the specific clause under said Section is given to the Administrative Agent by the Borrower, or (ii) notice of any Default or Event of Default unless and until written notice thereof (stating that it is a “notice of Default” or a “notice of an Event of Default”) is given to the Administrative Agent by the Borrower, a Lender or an Issuing Bank. Further, the Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with any Loan Document, (ii) the contents of any certificate, report or other document delivered thereunder or in connection therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth in any Loan Document or the occurrence of any Default or Event of Default, (iv) the sufficiency, validity, enforceability, effectiveness or genuineness of any Loan Document or any other agreement, instrument or document, (v) the satisfaction of any condition set forth in Article IV or elsewhere in any Loan Document, other than to confirm receipt of items (which on their face purport to be such items) expressly required to be delivered to the Administrative Agent or satisfaction of any condition that expressly refers to the matters described therein being acceptable or satisfactory to the Administrative Agent, or (vi) the creation, perfection or priority of Liens on the Collateral.

(c) Without limiting the foregoing, the Administrative Agent (i) may treat the payee of any promissory note as its holder until such promissory note has been assigned in accordance with Section 9.04, (ii) may rely on the Register to the extent set forth in Section 9.04(b), (iii) may consult with legal counsel (including counsel to the Borrower), independent public accountants and other experts selected by it, and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts, (iv) makes no warranty or representation to any Lender or Issuing Bank and shall not be responsible to any Lender or Issuing Bank for any statements, warranties or representations made by or on behalf of any Loan Party in connection with this Agreement or any other Loan Document, (v) in determining compliance with any condition hereunder to the making of a Loan, or the issuance of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or an Issuing Bank, may presume that such condition is satisfactory to such Lender or Issuing Bank unless the Administrative Agent shall have received notice to the contrary from such Lender or Issuing Bank sufficiently in advance of the making of such Loan or the issuance of such Letter of Credit and (vi) shall be entitled to rely on, and shall incur no liability under or in respect of this Agreement or any other Loan Document by acting upon, any notice, consent, certificate or other instrument or writing (which writing may be a fax, any electronic message, Internet or intranet website posting or other distribution) or any statement made to it orally or by telephone and believed by it to be genuine and signed or sent or otherwise authenticated by the proper party or parties (whether or not such Person in fact meets the requirements set forth in the Loan Documents for being the maker thereof).

SECTION 8.03 Posting of Communications.

(a) The Borrower agrees that the Administrative Agent may, but shall not be obligated to, make any Communications available to the Lenders and the Issuing Banks by posting the Communications on IntraLinks™, DebtDomain, SyndTrak, ClearPar or any other electronic platform chosen by the Administrative Agent to be its electronic transmission system (the “Approved Electronic Platform”).

(b) Although the Approved Electronic Platform and its primary web portal are secured with generally-applicable security procedures and policies implemented or modified by the Administrative Agent from time to time (including, as of the Effective Date, a user ID/password authorization system) and the Approved Electronic Platform is secured through a per-deal authorization method whereby each user may access the Approved Electronic Platform only on a deal-by-deal basis, each of the Lenders, each of the Issuing Banks and the Borrower acknowledges and agrees that the distribution of material through an electronic medium is not necessarily secure, that the Administrative Agent is not responsible for approving or vetting the representatives or contacts of any Lender that are added to the Approved Electronic Platform, and that there may be confidentiality and other risks associated with such distribution. Each of the Lenders, each of the Issuing Banks and the Borrower hereby approves distribution of the Communications through the Approved Electronic Platform and understands and assumes the risks of such distribution.

(c) THE APPROVED ELECTRONIC PLATFORM AND THE COMMUNICATIONS ARE PROVIDED “AS IS” AND “AS AVAILABLE”. THE APPLICABLE PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE COMMUNICATIONS, OR THE ADEQUACY OF THE APPROVED ELECTRONIC PLATFORM AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS OR OMISSIONS IN THE APPROVED ELECTRONIC PLATFORM AND THE COMMUNICATIONS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY THE APPLICABLE PARTIES IN CONNECTION WITH THE COMMUNICATIONS OR THE APPROVED ELECTRONIC PLATFORM. IN NO EVENT SHALL THE ADMINISTRATIVE AGENT, ANY ARRANGER OR ANY OF THEIR RESPECTIVE RELATED PARTIES (COLLECTIVELY, “APPLICABLE PARTIES”) HAVE ANY LIABILITY TO ANY LOAN PARTY, ANY LENDER, ANY ISSUING BANK OR ANY OTHER PERSON OR ENTITY FOR DAMAGES OF ANY KIND, INCLUDING DIRECT OR INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES, LOSSES OR EXPENSES (WHETHER IN TORT, CONTRACT OR OTHERWISE) ARISING OUT OF ANY LOAN PARTY’S OR THE ADMINISTRATIVE AGENT’S TRANSMISSION OF COMMUNICATIONS THROUGH THE INTERNET OR THE APPROVED ELECTRONIC PLATFORM.

“Communications” means, collectively, any notice, demand, communication, information, document or other material provided by or on behalf of any Loan Party pursuant to any Loan Document or the transactions contemplated therein which is distributed by the Administrative Agent, any Lender or any Issuing Bank by means of electronic communications pursuant to this Section, including through an Approved Electronic Platform.

(d) Each Lender and each Issuing Bank agrees that notice to it (as provided in the next sentence) specifying that Communications have been posted to the Approved Electronic Platform shall constitute effective delivery of the Communications to such Lender for purposes of the Loan Documents. Each Lender and Issuing Bank agrees (i) to notify the Administrative Agent in writing (which could be in the form of electronic communication) from time to time of such Lender’s or Issuing Bank’s (as applicable) email address to which the foregoing notice may be sent by electronic transmission and (ii) that the foregoing notice may be sent to such email address.

(e) Each of the Lenders, each of the Issuing Banks and the Borrower agrees that the Administrative Agent may, but (except as may be required by applicable law) shall not be obligated to, store the Communications on the Approved Electronic Platform in accordance with the Administrative Agent’s generally applicable document retention procedures and policies.

(f) Nothing herein shall prejudice the right of the Administrative Agent, any Lender or any Issuing Bank to give any notice or other communication pursuant to any Loan Document in any other manner specified in such Loan Document.

SECTION 8.04 The Administrative Agent Individually. With respect to its Commitment, Loans (including Swingline Loans) and Letters of Credit, the Person serving as the Administrative Agent shall have and may exercise the same rights and powers hereunder and is subject to the same obligations and liabilities as and to the extent set forth herein for any other Lender or Issuing Bank, as the case may be. The terms “Issuing Banks”, “Lenders”, “Required Lenders” and any similar terms shall, unless the context clearly otherwise indicates, include the Administrative Agent in its individual capacity as a Lender, Issuing Bank or as one of the Required Lenders, as applicable. The Person serving as the Administrative Agent and its Affiliates may accept deposits from, lend money to, own securities of, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of banking, trust or other business with, any Loan Party, any Subsidiary or any Affiliate of any of the foregoing as if such Person was not acting as the Administrative Agent and without any duty to account therefor to the Lenders or the Issuing Banks.

SECTION 8.05 Successor Administrative Agent.

(a) The Administrative Agent may resign at any time by giving 30 days’ prior written notice thereof to the Lenders, the Issuing Banks and the Borrower, whether or not a successor Administrative Agent has been appointed. Upon any such resignation, the Required Lenders shall have the right to appoint a successor Administrative Agent. If no successor Administrative Agent shall have been so appointed by the Required Lenders, and shall have accepted such appointment, within thirty (30) days after the retiring Administrative Agent’s giving of notice of resignation, then the retiring Administrative Agent may, on behalf of the Lenders and the Issuing Banks, appoint a successor Administrative Agent, which shall be a bank with an office in New York, New York or an Affiliate of any such bank. In either case, such appointment shall be subject to the prior written approval of the Borrower (which approval may not be unreasonably withheld and shall not be required while an Event of Default has occurred and is continuing). Upon the acceptance of any appointment as Administrative Agent by a successor Administrative Agent, such successor Administrative Agent shall succeed to, and become vested with, all the rights, powers, privileges and duties of the retiring Administrative Agent. Upon the acceptance of appointment as Administrative Agent by a successor Administrative Agent, the retiring Administrative Agent shall be discharged from its duties and obligations under this Agreement and the other Loan Documents. Prior to any retiring Administrative Agent’s resignation hereunder as Administrative Agent, the retiring Administrative Agent shall take such action as may be reasonably necessary to assign to the successor Administrative Agent its rights as Administrative Agent under the Loan Documents.

(b) Notwithstanding paragraph (a) of this Section, in the event no successor Administrative Agent shall have been so appointed and shall have accepted such appointment within thirty (30) days after the retiring Administrative Agent gives notice of its intent to resign, the retiring Administrative Agent may give notice of the effectiveness of its resignation to the Lenders, the Issuing Banks and the Borrower, whereupon, on the date of effectiveness of such resignation stated in such notice, (i) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents; provided that, solely for purposes of maintaining any security interest granted to the Administrative Agent under any Collateral Document for the benefit of the Secured Parties, the retiring

Administrative Agent shall continue to be vested with such security interest as collateral agent for the benefit of the Secured Parties, and continue to be entitled to the rights set forth in such Collateral Document and Loan Document, and, in the case of any Collateral in the possession of the Administrative Agent, shall continue to hold such Collateral, in each case until such time as a successor Administrative Agent is appointed and accepts such appointment in accordance with this Section (it being understood and agreed that the retiring Administrative Agent shall have no duty or obligation to take any further action under any Security Document, including any action required to maintain the perfection of any such security interest), and (ii) the Required Lenders shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent; provided that (A) all payments required to be made hereunder or under any other Loan Document to the Administrative Agent for the account of any Person other than the Administrative Agent shall be made directly to such Person and (B) all notices and other communications required or contemplated to be given or made to the Administrative Agent shall directly be given or made to each Lender and each Issuing Bank. Following the effectiveness of the Administrative Agent’s resignation from its capacity as such, the provisions of this Article, Section 2.17(d) and Section 9.03, as well as any exculpatory, reimbursement and indemnification provisions set forth in any other Loan Document, shall continue in effect for the benefit of such retiring Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Administrative Agent was acting as Administrative Agent and in respect of the matters referred to in the proviso under clause (a) above.

SECTION 8.06 Acknowledgements of Lenders and Issuing Banks.

(a) Each Lender and each Issuing Bank represents and warrants that (i) the Loan Documents set forth the terms of a commercial lending facility, (ii) it is engaged in making, acquiring or holding commercial loans and in providing other facilities set forth herein as may be applicable to such Lender or Issuing Bank, in each case in the ordinary course of business, and not for the purpose of purchasing, acquiring or holding any other type of financial instrument (and each Lender and each Issuing Bank agrees not to assert a claim in contravention of the foregoing),(iii) it has, independently and without reliance upon the Administrative Agent, any Arranger, or any other Lender or Issuing Bank, or any of the Related Parties of any of the foregoing, and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement as a Lender, and to make, acquire or hold Loans hereunder and (iv) it is sophisticated with respect to decisions to make, acquire and/or hold commercial loans and to provide other facilities set forth herein, as may be applicable to such Lender or such Issuing Bank, and either it, or the Person exercising discretion in making its decision to make, acquire and/or hold such commercial loans or to provide such other facilities, is experienced in making, acquiring or holding such commercial loans or providing such other facilities. Each Lender and each Issuing Bank also acknowledges that it will, independently and without reliance upon the Administrative Agent, any Arranger, or any other Lender or Issuing Bank, or any of the Related Parties of any of the foregoing, and based on such documents and information (which may contain material, non-public information within the meaning of the United States securities laws concerning the Borrower and its Affiliates) as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

(b) Each Lender, by delivering its signature page to this Agreement on the Effective Date, or delivering its signature page to an Assignment and Assumption or any other Loan Document pursuant to which it shall become a Lender hereunder, shall be deemed to have acknowledged receipt of, and consented to and approved, each Loan Document and each other document required to be delivered to, or be approved by or satisfactory to, the Administrative Agent or the Lenders on the Effective Date or the effective date of any such Assignment and Assumption or any other Loan Document pursuant to which it shall have become a Lender hereunder.

(c) (i) Each Lender hereby agrees that (x) if the Administrative Agent notifies such Lender that the Administrative Agent has determined in its sole discretion that any funds received by such Lender from the Administrative Agent or any of its Affiliates (whether as a payment, prepayment or repayment of principal, interest, fees or otherwise; individually and collectively, a “Payment”) were erroneously transmitted to such Lender (whether or not known to such Lender), and demands the return of such Payment (or a portion thereof), such Lender shall promptly, but in no event later than one Business Day thereafter, return to the Administrative Agent the amount of any such Payment (or portion thereof) as to which such a demand was made in same day funds, together with interest thereon in respect of each day from and including the date such Payment (or portion thereof) was received by such Lender to the date such amount is repaid to the Administrative Agent at the greater of the NYFRB Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect, and (y) to the extent permitted by applicable law, such Lender shall not assert, and hereby waives, as to the Administrative Agent, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Payments received, including without limitation any defense based on “discharge for value” or any similar doctrine. A notice of the Administrative Agent to any Lender under this Section 8.06(c) shall be conclusive, absent manifest error.

(ii) Each Lender hereby further agrees that if it receives a Payment from the Administrative Agent or any of its Affiliates (x) that is in a different amount than, or on a different date from, that specified in a notice of payment sent by the Administrative Agent (or any of its Affiliates) with respect to such Payment (a “Payment Notice”) or (y) that was not preceded or accompanied by a Payment Notice, it shall be on notice, in each such case, that an error has been made with respect to such Payment. Each Lender agrees that, in each such case, or if it otherwise becomes aware a Payment (or portion thereof) may have been sent in error, such Lender shall promptly notify the Administrative Agent of such occurrence and, upon demand from the Administrative Agent, it shall promptly, but in no event later than one (1) Business Day thereafter, return to the Administrative Agent the amount of any such Payment (or portion thereof) as to which such a demand was made in same day funds, together with interest thereon in respect of each day from and including the date such Payment (or portion thereof) was received by such Lender to the date such amount is repaid to the Administrative Agent at the greater of the NYFRB Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect.

(iii) The Borrower and each other Loan Party hereby agrees that (x) in the event an erroneous Payment (or portion thereof) are not recovered from any Lender that has received such Payment (or portion thereof) for any reason, the Administrative Agent shall be subrogated to all the rights of such Lender with respect to such amount and (y) an erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by the Borrower or any other Loan Party.

(iv) Each party’s obligations under this Section 8.06(c) shall survive the resignation or replacement of the Administrative Agent or any transfer of rights or obligations by, or the replacement of, a Lender, the termination of the Commitments or the repayment, satisfaction or discharge of all Obligations under any Loan Document.

(d) Each Lender hereby agrees that (i) it has requested a copy of each Report prepared by or on behalf of the Administrative Agent; (ii) the Administrative Agent (A) makes no representation or warranty, express or implied, as to the completeness or accuracy of any Report or any of the information contained therein or any inaccuracy or omission contained in or relating to a Report and (B) shall not be liable for any information contained in any Report; (iii) the Reports are not comprehensive audits or examinations, and that any Person performing any field examination will inspect only specific information regarding the Loan Parties and will rely significantly upon the Loan Parties’ books and records, as well as on representations of the Loan Parties’ personnel and that the Administrative Agent undertakes no obligation to update, correct or supplement the Reports; (iv) it will keep all Reports confidential and strictly for its internal use, not share the Report with any Loan Party or any other Person except as otherwise permitted pursuant to this Agreement; and (v) without limiting the generality of any other indemnification provision contained in this Agreement, (A) it will hold the Administrative Agent and any such other Person preparing a Report harmless from any action the indemnifying Lender may take or conclusion the indemnifying Lender may reach or draw from any Report in connection with any extension of credit that the indemnifying Lender has made or may make to the Borrower, or the indemnifying Lender’s participation in, or the indemnifying Lender’s purchase of, a Loan or Loans; and (B) it will pay and protect, and indemnify, defend, and hold the Administrative Agent and any such other Person preparing a Report harmless from and against, the claims, actions, proceedings, damages, costs, expenses, and other amounts (including reasonable attorneys’ fees) incurred by the Administrative Agent or any such other Person as the direct or indirect result of any third parties who might obtain all or part of any Report through the indemnifying Lender.

SECTION 8.07 Collateral Matters.

(a) Except with respect to the exercise of setoff rights in accordance with Section 9.08 or with respect to a Secured Party’s right to file a proof of claim in an insolvency proceeding, no Secured Party shall have any right individually to realize upon any of the Collateral or to enforce any Guarantee of the Secured Obligations, it being understood and agreed that all powers, rights and remedies under the Loan Documents may be exercised solely by the Administrative Agent on behalf of the Secured Parties in accordance with the terms thereof. In its capacity, the Administrative Agent is a “representative” of the Secured Parties within the meaning of the term “secured party” as defined in the UCC. In the event that any Collateral is hereafter pledged by any Person as collateral security for the Secured Obligations, the Administrative Agent is hereby authorized, and hereby granted a power of attorney, to execute and deliver on behalf of the Secured Parties any Loan Documents necessary or appropriate to grant and perfect a Lien on such Collateral in favor of the Administrative Agent on behalf of the Secured Parties.

(b) In furtherance of the foregoing and not in limitation thereof, no arrangements in respect of Banking Services the obligations under which constitute Secured Obligations and no Swap Agreement the obligations under which constitute Secured Obligations, will create (or be deemed to create) in favor of any Secured Party that is a party thereto any rights in connection with the management or release of any Collateral or of the obligations of any Loan Party under any Loan Document. By accepting the benefits of the Collateral, each Secured Party that is a party to any such arrangement in respect of Banking Services or Swap Agreement, as applicable, shall be deemed to have appointed the Administrative Agent to serve as administrative agent and collateral agent under the Loan Documents and agreed to be bound by the Loan Documents as a Secured Party thereunder, subject to the limitations set forth in this paragraph.

(c) The Secured Parties irrevocably authorize the Administrative Agent, at its option and in its discretion, to subordinate any Lien on any property granted to or held by the Administrative Agent under any Loan Document to the holder of any Lien on such property that is permitted by Section 6.02(b). The Administrative Agent shall not be responsible for or have a duty to ascertain or inquire into any representation or warranty regarding the existence, value or collectability of the Collateral, the existence, priority or perfection of the Administrative Agent’s Lien thereon or any certificate prepared by any Loan Party in connection therewith, nor shall the Administrative Agent be responsible or liable to the Lenders or any other Secured Party for any failure to monitor or maintain any portion of the Collateral.

SECTION 8.08 Credit Bidding. The Secured Parties hereby irrevocably authorize the Administrative Agent, at the direction of the Required Lenders, to credit bid all or any portion of the Obligations (including by accepting some or all of the Collateral in satisfaction of some or all of the

Obligations pursuant to a deed in lieu of foreclosure or otherwise) and in such manner purchase (either directly or through one or more acquisition vehicles) all or any portion of the Collateral (a) at any sale thereof conducted under the provisions of the Bankruptcy Code, including under Sections 363, 1123 or 1129 of the Bankruptcy Code, or any similar laws in any other jurisdictions to which a Loan Party is subject, or (b) at any other sale, foreclosure or acceptance of collateral in lieu of debt conducted by (or with the consent or at the direction of) the Administrative Agent (whether by judicial action or otherwise) in accordance with any applicable law. In connection with any such credit bid and purchase, the Obligations owed to the Secured Parties shall be entitled to be, and shall be, credit bid by the Administrative Agent at the direction of the Required Lenders on a ratable basis (with Obligations with respect to contingent or unliquidated claims receiving contingent interests in the acquired assets on a ratable basis that shall vest upon the liquidation of such claims in an amount proportional to the liquidated portion of the contingent claim amount used in allocating the contingent interests) for the asset or assets so purchased (or for the equity interests or debt instruments of the acquisition vehicle or vehicles that are issued in connection with such purchase). In connection with any such bid (i) the Administrative Agent shall be authorized to form one or more acquisition vehicles and to assign any successful credit bid to such acquisition vehicle or vehicles (ii) each of the Secured Parties’ ratable interests in the Obligations which were credit bid shall be deemed without any further action under this Agreement to be assigned to such vehicle or vehicles for the purpose of closing such sale, (iii) the Administrative Agent shall be authorized to adopt documents providing for the governance of the acquisition vehicle or vehicles (provided that any actions by the Administrative Agent with respect to such acquisition vehicle or vehicles, including any disposition of the assets or equity interests thereof, shall be governed, directly or indirectly, by, and the governing documents shall provide for, control by the vote of the Required Lenders or their permitted assignees under the terms of this Agreement or the governing documents of the applicable acquisition vehicle or vehicles, as the case may be, irrespective of the termination of this Agreement and without giving effect to the limitations on actions by the Required Lenders contained in Section 9.02 of this Agreement), (iv) the Administrative Agent on behalf of such acquisition vehicle or vehicles shall be authorized to issue to each of the Secured Parties, ratably on account of the relevant Obligations which were credit bid, interests, whether as equity, partnership interests, limited partnership interests or membership interests, in any such acquisition vehicle and/or debt instruments issued by such acquisition vehicle, all without the need for any Secured Party or acquisition vehicle to take any further action, and (v) to the extent that Obligations that are assigned to an acquisition vehicle are not used to acquire Collateral for any reason (as a result of another bid being higher or better, because the amount of Obligations assigned to the acquisition vehicle exceeds the amount of Obligations credit bid by the acquisition vehicle or otherwise), such Obligations shall automatically be reassigned to the Secured Parties pro rata with their original interest in such Obligations and the equity interests and/or debt instruments issued by any acquisition vehicle on account of such Obligations shall automatically be cancelled, without the need for any Secured Party or any acquisition vehicle to take any further action. Notwithstanding that the ratable portion of the Obligations of each Secured Party are deemed assigned to the acquisition vehicle or vehicles as set forth in clause (ii) above, each Secured Party shall execute such documents and provide such information regarding the Secured Party (and/or any designee of the Secured Party which will receive interests in or debt instruments issued by such acquisition vehicle) as the Administrative Agent may reasonably request in connection with the formation of any acquisition vehicle, the formulation or submission of any credit bid or the consummation of the transactions contemplated by such credit bid.

SECTION 8.09 Certain ERISA Matters.

(a) Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent, and each Arranger and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that at least one of the following is and will be true:

(i) such Lender is not using “plan assets” (within the meaning of the Plan Asset Regulations) of one or more Benefit Plans in connection with the Loans, the Letters of Credit or the Commitments,

(ii) the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement,

(iii) (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Letters of Credit, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement, or

(iv) such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.

(b) In addition, unless sub-clause (i) in the immediately preceding clause (a) is true with respect to a Lender or such Lender has provided another representation, warranty and covenant as provided in sub-clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent, and each Arranger and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that none of the Administrative Agent, or any Arranger or any of their respective Affiliates is a fiduciary with respect to the Collateral or the assets of such Lender (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Loan Document or any documents related to hereto or thereto).

(c) The Administrative Agent and each Arranger hereby informs the Lenders that each such Person is not undertaking to provide investment advice or to give advice in a fiduciary capacity, in connection with the transactions contemplated hereby, and that such Person has a financial interest in the transactions contemplated hereby in that such Person or an Affiliate thereof (i) may receive interest or other payments with respect to the Loans, the Letters of Credit, the Commitments, this Agreement and any other Loan Documents (ii) may recognize a gain if it extended the Loans, the Letters of Credit or the Commitments for an amount less than the amount being paid for an interest in the Loans, the Letters of Credit or the Commitments by such Lender or (iii) may receive fees or other payments in connection with the transactions contemplated hereby, the Loan Documents or otherwise, including structuring fees, commitment fees, arrangement fees, facility fees, upfront fees, underwriting fees, ticking fees, agency fees, administrative agent or collateral agent fees, utilization fees, minimum usage fees, letter of credit fees, fronting fees, deal-away or alternate transaction fees, amendment fees, processing fees, term out premiums, banker’s acceptance fees, breakage or other early termination fees or fees similar to the foregoing.

SECTION 8.10 Flood Laws. Chase has adopted internal policies and procedures that address requirements placed on federally regulated lenders under the National Flood Insurance Reform Act of 1994 and related legislation (the “Flood Laws”). Chase, as administrative agent or collateral agent on a syndicated facility, will post on the applicable electronic platform (or otherwise distribute to each Lender in the syndicate) documents that it receives in connection with the Flood Laws. However, Chase reminds each Lender and Participant in the facility that, pursuant to the Flood Laws, each federally regulated Lender (whether acting as a Lender or Participant in the facility) is responsible for assuring its own compliance with the flood insurance requirements.

SECTION 8.11 Borrower Communications.

(a) The Administrative Agent, the Lenders and the Issuing Banks agree that the Borrower may, but shall not be obligated to, make any Borrower Communications to the Administrative Agent through an electronic platform chosen by the Administrative Agent to be its electronic transmission system (the “Approved Borrower Portal”).

(b) Although the Approved Borrower Portal and its primary web portal are secured with generally-applicable security procedures and policies implemented or modified by the Administrative Agent from time to time (including, as of the Effective Date, a user ID/password authorization system), each of the Lenders, each of the Issuing Banks and the Borrower acknowledges and agrees that the distribution of material through an electronic medium is not necessarily secure, that the Administrative Agent is not responsible for approving or vetting the representatives or contacts of the Borrower that are added to the Approved Borrower Portal, and that there may be confidentiality and other risks associated with such distribution. Each of the Lenders, each of the Issuing Banks and the Borrower hereby approves distribution of Borrower Communications through the Approved Borrower Portal and understands and assumes the risks of such distribution.

(c) THE APPROVED BORROWER PORTAL IS PROVIDED “AS IS” AND “AS AVAILABLE”. THE APPLICABLE PARTIES DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE BORROWER COMMUNICATION, OR THE ADEQUACY OF THE APPROVED BORROWER PORTAL AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS OR OMISSIONS IN THE APPROVED BORROWER PORTAL AND THE BORROWER COMUNICATIONS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY THE APPLICABLE PARTIES IN CONNECTION WITH THE BORROWER COMMUNICATIONS OR THE APPROVED BORROWER PORTAL. IN NO EVENT SHALL THE APPLICABLE PARTIES HAVE ANY LIABILITY TO ANY LOAN PARTY, ANY LENDER, ANY ISSUING BANK OR ANY OTHER PERSON OR ENTITY FOR DAMAGES OF ANY KIND, INCLUDING DIRECT OR INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES, LOSSES OR EXPENSES (WHETHER IN TORT, CONTRACT OR OTHERWISE) ARISING OUT OF THE BORROWER’S TRANSMISSION OF BORROWER COMMUNICATIONS THROUGH THE INTERNET OR THE APPROVED BORROWER PORTAL.

“Borrower Communications” means, collectively, any Borrowing Request, Interest Election Request, notice of prepayment, notice requesting the issuance, amendment or extension of a Letter of Credit or other notice, demand, communication, information, document or other material provided by or on behalf of any Loan Party pursuant to any Loan Document or the transactions contemplated therein which is distributed by the Borrower to the Administrative Agent through an Approved Borrower Portal.

(d) Each of the Lenders, each of the Issuing Banks and the Borrower agrees that the Administrative Agent may, but (except as may be required by applicable law) shall not be obligated to, store the Borrower Communications on the Approved Borrower Portal in accordance with the Administrative Agent’s generally applicable document retention procedures and policies.

(e) Nothing herein shall prejudice the right of the Borrower to give any notice or other communication pursuant to any Loan Document in any other manner specified in such Loan Document.

ARTICLE IX

MISCELLANEOUS

SECTION 9.01 Notices.

(a) Except in the case of notices and other communications expressly permitted to be given by telephone (and subject to paragraph (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail, as follows:

(i) if to any Loan Party, to it in care of the Borrower at:

100 Cherokee Cove

Vonore, Tennessee 37885

Attention: Tim Oxley, CFO

(ii) if to the Administrative Agent or the Swingline Lender from any Loan Party, to JPMorgan Chase Bank, N.A., at the address separately provided to the Borrower;

(iii) if to the Administrative Agent from the Lenders, to JPMorgan Chase Bank, N.A. at:

JPMorgan Chase Bank, N.A.

131 S Dearborn St, Floor 04

Chicago, IL, 60603-5506

Attention: Loan and Agency Servicing

Email: ****

Agency Withholding Tax Inquiries:

Email: ****

Agency Compliance/Financials/Virtual Data rooms::

Email: ****

With a copy to:

JPMorgan Chase Bank, N.A.

WLS—Document Workflow Management

10 South Dearborn Street—Floor L2

Mail Code IL1-1190

Chicago, IL 60603

Email: ****

(iv) if to Chase in its capacity as an Issuing Bank, to JPMorgan Chase Bank, N.A. at:

JPMorgan Chase Bank, N.A.

131 S Dearborn St, Floor 04

Chicago, IL, 60603-5506

Attention: LC Agency Team

Tel: 800-364-1969

Fax: 856-294-5267

Email: ****

With a copy to:

JPMorgan Chase Bank, N.A.

131 S Dearborn St, Floor 04

Chicago, IL, 60603-5506

Attention: Loan and Agency Servicing

Email: ****

(v) if to any other Lender or Issuing Bank, to it at its address or fax number set forth in its Administrative Questionnaire.

All such notices and other communications sent by hand or overnight courier service, or mailed by certified or registered mail shall be deemed to have been given when received, provided that if not given during normal business hours for the recipient, such notice or communication shall be deemed to have been given at the opening of business on the next Business Day of the recipient, or (ii) delivered through Approved Electronic Platforms or Approved Borrower Portals (as applicable), in each case, to the extent provided in paragraph (b) below shall be effective as provided in such paragraph.

(b) Notices and other communications to the Borrower, any Loan Party, the Lenders and the Issuing Banks hereunder may be delivered or furnished by using Approved Electronic Platforms or Approved Borrower Portals (as applicable), in each case, pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices pursuant to Article II unless otherwise agreed by the Administrative Agent and the applicable Lender. Each of the Administrative Agent and the Borrower (on behalf of the Loan Parties) may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications. Unless the Administrative Agent otherwise proscribes, all such notices and other communications (i) sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), provided that if not given during the normal business hours of the recipient, such notice or communication shall be deemed to have been given at the opening of business on the next Business Day for the recipient, and (ii) posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient, at its e-mail address as described in the foregoing clause (i), of notification that such notice or communication is available and identifying the website address therefor; provided that, for both clauses (i) and (ii) above, if such notice, e-mail or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day of the recipient.

(c) Any party hereto may change its address, facsimile number or e-mail address for notices and other communications hereunder by notice to the other parties hereto.

SECTION 9.02 Waivers; Amendments.

(a) No failure or delay by the Administrative Agent, the Issuing Bank or any Lender in exercising any right or power hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent, the Issuing Bank and the Lenders hereunder and under any other Loan Document are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of any Loan Document or consent to any departure by any Loan Party therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan or issuance of a Letter of Credit shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent, any Lender or the Issuing Bank may have had notice or knowledge of such Default at the time.

(b) Subject to Section 2.14(c), (d) and (e) and Section 9.02(e) below, neither this Agreement nor any other Loan Document nor any provision hereof or thereof may be waived, amended or modified (other than as set forth in Section 2.09) except (i) in the case of this Agreement, pursuant to an agreement or agreements in writing entered into by the Borrower and the Required Lenders or (ii) in the case of any other Loan Document, pursuant to an agreement or agreements in writing entered into by the Administrative Agent and the Loan Party or Loan Parties that are parties thereto, with the consent of the Required Lenders; provided that no such agreement shall (A) increase the Commitment of any Lender without the written consent of such Lender (including any such Lender that is a Defaulting Lender), (B) reduce or forgive the principal amount of any Loan or LC Disbursement or reduce the rate of interest thereon, or reduce or forgive any interest or fees payable hereunder, without the written consent of each Lender (including any such Lender that is a Defaulting Lender) directly affected thereby (except that any amendment or modification of the financial covenants in this Agreement (or defined terms used in the financial covenants in this Agreement) shall not constitute a reduction in the rate of interest or fees for purposes of this clause (B)), (C) postpone any scheduled date of payment of the principal amount of any Loan or LC Disbursement, or any date for the payment of any interest, fees or other Obligations payable hereunder, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Commitment, without the written consent of each Lender (including any such Lender that is a Defaulting Lender) directly affected thereby, (D) change Section 2.09(c) or Section 2.18(b) or (d) in a manner that would alter the ratable reduction of Commitments or the manner in which payments are shared, without the written consent of each Lender (other than any Defaulting Lender), (E) change any of the provisions of this Section or the definition of “Required Lenders” or any other provision of any Loan Document specifying the number or percentage of Lenders (or Lenders of any Class) required to waive, amend or modify any rights thereunder or make any determination or grant any consent thereunder, without the written consent of each Lender (other than any Defaulting Lender) directly affected thereby, (F) change Section 2.20, without the consent of each Lender (other than any Defaulting Lender), (G) release any Guarantor from its obligation under its Loan Guaranty or Obligation Guaranty (except as otherwise permitted herein or in the other Loan Documents), without the written consent of each Lender (other than any Defaulting Lender), (H) except as provided in clause (c) of this Section or in any Collateral Document, release all or substantially all of the Collateral without the written consent of each Lender (other than any Defaulting Lender) or (I) subordinate the Obligations, or any Lien securing the Obligations, to Indebtedness or Liens of any Person other than the Lenders under this Agreement; provided, further, that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent, the Swingline Lender or the Issuing Bank

hereunder without the prior written consent of the Administrative Agent, the Swingline Lender or the Issuing Bank, as the case may be (it being understood that any amendment to Section 2.20 shall require the consent of the Administrative Agent, the Swingline Lender and the Issuing Bank); provided, further, that no such agreement shall amend or modify the provisions of Section 2.06 without the prior written consent of the Administrative Agent and the Issuing Banks. Notwithstanding anything to the contrary herein, any waiver, amendment or modification requiring the consent of all Lenders or each affected Lender that by its terms affects any Defaulting Lender disproportionately adversely relative to other affected Lenders shall require the consent of such Defaulting Lender. The Administrative Agent may also amend the Commitment Schedule to reflect assignments entered into pursuant to Section 9.04. Any amendment, waiver or other modification of this Agreement or any other Loan Document that by its terms affects the rights or duties under this Agreement of the Lenders of one or more Classes (but not the Lenders of any other Class), may be effected by an agreement or agreements in writing entered into by the Borrower and the requisite number or percentage in interest of each affected Class of Lenders that would be required to consent thereto under this Section if such Class of Lenders were the only Class of Lenders hereunder at the time.

(c) The Lenders and the Issuing Bank hereby irrevocably authorize the Administrative Agent, at its option and in its sole discretion, to release any Liens granted to the Administrative Agent by the Loan Parties on any Collateral (i) upon the Payment in Full of all Secured Obligations, and the cash collateralization of all Unliquidated Obligations in a manner satisfactory to each affected Lender, (ii) constituting property being sold or disposed of if the Loan Party disposing of such property certifies to the Administrative Agent that the sale or disposition is made in compliance with the terms of this Agreement (and the Administrative Agent may rely conclusively on any such certificate, without further inquiry), and to the extent that the property being sold or disposed of constitutes 100% of the Equity Interests of a Subsidiary, the Administrative Agent is authorized to release any Loan Guaranty or Obligation Guaranty provided by such Subsidiary, (iii) constituting property leased to a Loan Party under a lease which has expired or been terminated in a transaction permitted under this Agreement, or (iv) as required to effect any sale or other disposition of such Collateral in connection with any exercise of remedies of the Administrative Agent and the Lenders pursuant to Article VII. Except as provided in the preceding sentence, the Administrative Agent will not release any Liens on Collateral without the prior written authorization of the Required Lenders; provided that the Administrative Agent may, in its discretion, release its Liens on Collateral valued in the aggregate not in excess of $1,000,000 during any calendar year without the prior written authorization of the Required Lenders (it being agreed that the Administrative Agent may rely conclusively on one or more certificates of the Borrower as to the value of any Collateral to be so released, without further inquiry). Any such release shall not in any manner discharge, affect, or impair the Obligations or any Liens (other than those expressly being released) upon (or obligations of the Loan Parties in respect of) all interests retained by the Loan Parties, including the proceeds of any sale, all of which shall continue to constitute part of the Collateral. Any execution and delivery by the Administrative Agent of documents in connection with any such release shall be without recourse to or warranty by the Administrative Agent.

(d) If, in connection with any proposed amendment, waiver or consent requiring the consent of “each Lender” or “each Lender affected thereby,” the consent of the Required Lenders is obtained, but the consent of other necessary Lenders is not obtained (any such Lender whose consent is necessary but has not been obtained being referred to herein as a “Non-Consenting Lender”), then the Borrower may elect to replace a Non-Consenting Lender as a Lender party to this Agreement, provided that, concurrently with such replacement, (i) another bank or other entity which is reasonably satisfactory to the Borrower, the Administrative Agent and the Issuing Bank shall agree, as of such date, to purchase for cash the Loans and other Obligations due to the Non-Consenting Lender pursuant to an Assignment and Assumption and to become a Lender for all purposes under this Agreement and to assume all obligations of the Non-Consenting Lender to be terminated as of such date and to comply with the requirements of clause (b) of Section 9.04, and (ii) the Borrower shall pay to such Non-Consenting Lender in same day funds on the day of such replacement (1) all interest, fees and other amounts then accrued but unpaid to such Non-Consenting Lender by the Borrower hereunder to and including the date of termination, including without limitation payments due to such Non-Consenting Lender under Sections 2.15 and 2.17, and (2) an amount, if any, equal to the payment which would have been due to such Lender on the day of such replacement under Section 2.16 had the Loans of such Non-Consenting Lender been prepaid on such date rather than sold to the replacement Lender. Each party hereto agrees that an assignment required pursuant to this paragraph may be effected pursuant to an Assignment and Assumption executed by the Borrower, the Administrative Agent and the assignee (or, to the extent applicable, an agreement incorporating an Assignment and Assumption by reference pursuant to an Approved Electronic Platform as to which the Administrative Agent and such parties are participants), and (b) the Lender required to make such assignment need not be a party thereto in order for such assignment to be effective and shall be deemed to have consented to an be bound by the terms thereof; provided that, following the effectiveness of any such assignment, the other parties to such assignment agree to execute and deliver such documents necessary to evidence such assignment as reasonably requested by the applicable Lender, provided that any such documents shall be without recourse to or warranty by the parties thereto.

(e) Notwithstanding anything to the contrary herein the Administrative Agent may, with the consent of the Borrower only, amend, modify or supplement this Agreement or any of the other Loan Documents to cure any ambiguity, omission, mistake, defect or inconsistency.

SECTION 9.03 Expenses; Limitation of Liability; Indemnity; Etc.

(a) Expenses. The Loan Parties, jointly and severally, shall pay all (i) reasonable out of pocket expenses incurred by the Administrative Agent and its Affiliates, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent, in connection with the syndication and distribution (including, without limitation, via the internet or through an Approved Electronic Platform) of the credit facilities provided for herein, the preparation and administration of the Loan Documents and any amendments, modifications or waivers of the provisions of the Loan Documents (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) reasonable out-of-pocket expenses incurred by the Issuing Bank in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder and (iii) out-of-pocket expenses incurred by the Administrative Agent, the Issuing Bank or any Lender, including the fees, charges and disbursements of any counsel for the Administrative Agent, the Issuing Bank or any Lender, in connection with the enforcement, collection or protection of its rights in connection with the Loan Documents, including its rights under this Section, or in connection with the Loans made or Letters of Credit issued hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans or Letters of Credit. Expenses being reimbursed by the Loan Parties under this Section include, without limiting the generality of the foregoing, fees, costs and expenses incurred in connection with:

(A) appraisals and insurance reviews;

(B) field examinations and the preparation of Reports based on the fees charged by a third party retained by the Administrative Agent or the internally allocated fees for each Person employed by the Administrative Agent with respect to each field examination;

(C) background checks regarding senior management and/or key investors, as deemed necessary or appropriate in the sole discretion of the Administrative Agent;

(D) Taxes, fees and other charges for (i) lien and title searches and title insurance and (ii) filing financing statements and continuations, and other actions to perfect, protect, and continue the Administrative Agent’s Liens;

(E) sums paid or incurred to take any action required of any Loan Party under the Loan Documents that such Loan Party fails to pay or take; and

(F) forwarding loan proceeds, collecting checks and other items of payment, and establishing and maintaining the accounts and lock boxes, and costs and expenses of preserving and protecting the Collateral.

All of the foregoing fees, costs and expenses may be charged to the Borrower as Revolving Loans or to another deposit account, all as described in Section 2.18(c).

(b) Limitation of Liability. To the extent permitted by applicable law (i) neither the Borrower nor any Loan Party shall assert, and the Borrower and each Loan Party hereby waives, any claim against the Administrative Agent, any Arranger, any Issuing Bank and any Lender, and any Related Party of any of the foregoing Persons (each such Person being called a “Lender-Related Person”) for any Liabilities arising from the use by others of information or other materials (including, without limitation, any personal data) obtained through telecommunications, electronic or other information transmission systems (including the Internet, any Approved Electronic Platform and any Approved Borrower Portal), and (ii) no party hereto shall assert, and each such party hereby waives, any Liabilities against any other party hereto, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document, or any agreement or instrument contemplated hereby or thereby, the Transactions, any Loan or Letter of Credit or the use of the proceeds thereof; provided that, nothing in this Section 9.03(b) shall relieve the Borrower or any Loan Party of any obligation it may have to indemnify an Indemnitee, as provided in Section 9.03(c), against any special, indirect, consequential or punitive damages asserted against such Indemnitee by a third party.

(c) Indemnity. The Loan Parties, jointly and severally, shall indemnify the Administrative Agent, each Arranger, each Issuing Bank and each Lender, and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all Liabilities and related expenses, including the fees, charges and disbursements of any counsel for any Indemnitee, incurred by or asserted against any Indemnitee arising out of, in connection with, or as a result of (i) the execution or delivery of the Loan Documents or any agreement or instrument contemplated thereby, (ii) the performance by the parties hereto of their respective obligations thereunder or the consummation of the Transactions or any other transactions contemplated hereby, (iii) any action taken in connection with this Agreement, including, but not limited to, the payment of principal, interest and fees, (iv) any Loan or Letter of Credit or the use of the proceeds therefrom (including any refusal by an Issuing Bank to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (v) any actual or alleged presence or Release of Hazardous Materials on or from any property owned or operated by a Loan Party or a Subsidiary, or any Environmental Liability related in any way to a Loan Party or a Subsidiary, (vi) the failure of a Loan Party to deliver to the Administrative Agent the required receipts or other required documentary evidence with respect to a payment made by such Loan Party for Taxes pursuant to Section 2.17, or (vii) any actual or prospective Proceeding relating to any of the foregoing, whether or not such Proceeding is brought by any Loan Party or their respective equity holders, Affiliates, creditors or any other third Person and whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such Liabilities or related expenses result primarily from the gross negligence or willful misconduct of such Indemnitee. This Section 9.03(c) shall not apply with respect to Taxes other than any Taxes that represent losses or damages arising from any non-Tax claim.

(d) Lender Reimbursement. Each Lender severally agrees to pay any amount required to be paid by any Loan Party under paragraphs (a), (b) or (c) of this Section 9.03 to the Administrative Agent, the Swingline Lender and each Issuing Bank, and each Related Party of any of the foregoing Persons (each, an “Agent-Related Person”) (to the extent not reimbursed by the Loan Parties and without limiting the obligation of any Loan Party to do so), ratably according to their respective Applicable Percentage in effect on the date on which such payment is sought under this Section (or, if such payment is sought after the date upon which the Commitments shall have terminated and the Loans shall have been paid in full, ratably in accordance with such Applicable Percentage immediately prior to such date), from and against any and all Liabilities and related expenses, including the fees, charges and disbursements of any kind whatsoever that may at any time (whether before or after the payment of the Loans) be imposed on, incurred by or asserted against such Agent-Related Person in any way relating to or arising out of the Commitments, this Agreement, any of the other Loan Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by such Agent-Related Person under or in connection with any of the foregoing; provided that the unreimbursed expense or Liability or related expense, as the case may be, was incurred by or asserted against such Agent-Related Person in its capacity as such; provided, further, that no Lender shall be liable for the payment of any portion of such Liabilities, costs, expenses or disbursements that are found by a final and non-appealable decision of a court of competent jurisdiction to have resulted primarily from such Agent-Related Person’s gross negligence or willful misconduct. The agreements in this Section shall survive the termination of this Agreement and the Payment in Full of the Secured Obligations.

(e) Payments. All amounts due under this Section 9.03 shall be payable promptly after written demand therefor.

SECTION 9.04 Successors and Assigns.

(a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of the Issuing Bank that issues any Letter of Credit), except that (i) the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby (including any Affiliate of the Issuing Bank that issues any Letter of Credit), Participants (to the extent provided in paragraph (c) of this Section) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent, the Issuing Bank and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) (i) Subject to the conditions set forth in paragraph (b)(ii) below, any Lender may assign to one or more Persons (other than an Ineligible Institution) all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment, participations in Letters of Credit and the Loans at the time owing to it) with the prior written consent (such consent not to be unreasonably withheld) of:

(A) the Borrower, provided that, the Borrower shall be deemed to have consented to an assignment of all or a portion of the Revolving Loans and Commitments unless it shall object thereto by written notice to the Administrative Agent within ten (10) Business Days after having received notice thereof, and provided, further, that no consent of the Borrower shall be required for an assignment to a Lender, an Affiliate of a Lender, an Approved Fund or, if an Event of Default has occurred and is continuing, any other assignee;

(B) the Administrative Agent; and

(C) the Issuing Bank; and

(D) the Swingline Lender.

(ii) Assignments shall be subject to the following additional conditions:

(A) except in the case of an assignment to a Lender, an Affiliate of a Lender, or an Approved Fund, or an assignment of the entire remaining amount of the assigning Lender’s Commitment or Loans of any Class, the amount of the Commitment or Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent) shall not be less than $5,000,000 unless each of the Borrower and the Administrative Agent otherwise consent, provided that no such consent of the Borrower shall be required if an Event of Default has occurred and is continuing;

(B) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement, provided that this clause shall not be construed to prohibit the assignment of a proportionate part of all the assigning Lender’s rights and obligations in respect of one Class of Commitments or Loans;

(C) the parties to each assignment shall execute and deliver to the Administrative Agent (x) an Assignment and Assumption or (y) to the extent applicable, an agreement incorporating an Assignment and Assumption by reference pursuant to an Approved Electronic Platform as to which the Administrative Agent and the parties to the Assignment and Assumption are participants, together with a processing and recordation fee of $3,500; and

(D) the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire in which the assignee designates one or more credit contacts to whom all syndicate-level information (which may contain material non-public information about the Borrower, the other Loan Parties and their Related Parties or their respective securities) will be made available and who may receive such information in accordance with the assignee’s compliance procedures and applicable laws, including federal and state securities laws.

For the purposes of this Section 9.04(b), the terms “Approved Fund” and “Ineligible Institution” have the following meanings:

“Approved Fund” means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Ineligible Institution” means a (a) natural person, (b) a Defaulting Lender or its Lender Parent, (c) holding company, investment vehicle or trust for, or owned and operated for the primary benefit of, a natural person or relative(s) thereof; provided that, with respect to clause (c), such holding company, investment vehicle or trust shall not constitute an Ineligible Institution if it (x) has not been established for the primary purpose of acquiring any Loans or Commitments, (y) is managed by a professional advisor, who is not such natural person or a relative thereof, having significant experience in the business of making or purchasing commercial loans, and (z) has assets greater than $25,000,000 and a significant part of its activities consist of making or purchasing commercial loans and similar extensions of credit in the ordinary course of its business; provided that upon the occurrence and during the continuance of an Event of Default, any Person (other than a Lender) shall be an Ineligible Institution if after giving effect to any proposed assignment to such Person, such Person would hold more than 25% of the then outstanding Aggregate Credit Exposure or Commitments, as the case may be or (d) a Loan Party or a Subsidiary or other Affiliate of a Loan Party.

(iii) Subject to acceptance and recording thereof pursuant to paragraph (b)(iv) of this Section, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.15, 2.16, 2.17 and 9.03). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 9.04 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (c) of this Section.

(iv) The Administrative Agent, acting for this purpose as a non-fiduciary agent of the Borrower, shall maintain at one of its offices a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount of the Loans and LC Disbursements owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, and the Borrower, the Administrative Agent, the Issuing Bank and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower, the Issuing Bank and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(v) Upon its receipt of (x) a duly completed Assignment and Assumption executed by an assigning Lender and an assignee or (y) to the extent applicable, an agreement incorporating an Assignment and Assumption by reference pursuant to an Approved Electronic Platform as to which the Administrative Agent and the parties to the Assignment and Assumption are participants, the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section and any written consent to such assignment required by paragraph (b) of this Section, the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register; provided that if either the assigning Lender or the assignee shall have failed to make any payment required to be made by it pursuant to Section 2.05, 2.06(d) or (e), 2.07(b), 2.18(d) or 9.03(d), the Administrative Agent shall have no obligation to accept such Assignment and Assumption and record the information therein in the Register unless and until such payment shall have been made in full, together with all accrued interest thereon. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

(c) Any Lender may, without the consent of, or notice to, the Borrower, the Administrative Agent, the Swingline Lender or the Issuing Bank, sell participations to one or more banks or other entities (a “Participant”) other than an Ineligible Institution in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged; (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations; and (iii) the Borrower, the Administrative Agent, the Issuing Bank and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and/or obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 9.02(b) that affects such Participant. The Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.15, 2.16 and 2.17 (subject to the requirements and limitations therein, including the requirements under Sections 2.17(f) and (g) (it being understood that the documentation required under Section 2.17(f) shall be delivered to the participating Lender and the information and documentation required under Section 2.17(g) will be delivered to the Borrower and the Administrative Agent)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section; provided that such Participant (A) agrees to be subject to the provisions of Sections 2.18 and 2.19 as if it were an assignee under paragraph (b) of this Section; and (B) shall not be entitled to receive any greater payment under Sections 2.15 or 2.17 with respect to any participation than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation.

Each Lender that sells a participation agrees, at the Borrower’s request and expense, to use reasonable efforts to cooperate with the Borrower to effectuate the provisions of Section 2.19(b) with respect to any Participant. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 9.08 as though it were a Lender, provided such Participant agrees to be subject to Section 2.18(d) as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under this Agreement or any other Loan Document (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any Commitments, Loans, Letters of Credit or its other obligations under this Agreement or any other Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such Commitment, Loan, Letter of Credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(d) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including without limitation any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

SECTION 9.05 Survival. All covenants, agreements, representations and warranties made by the Loan Parties in the Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of the Loan Documents and the making of any Loans and issuance of any Letters of Credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent, the Issuing Bank or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid or any Letter of Credit is outstanding and so long as the Commitments have not expired or terminated. The provisions of Sections 2.15, 2.16, 2.17 and 9.03 and Article VIII shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loans, the expiration or termination of the Letters of Credit and the Commitments or the termination of this Agreement or any other Loan Document or any provision hereof or thereof.

SECTION 9.06 Counterparts; Integration; Effectiveness; Electronic Execution.

(a) This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement, the other Loan Documents and any separate letter agreements with respect to (i) fees payable to the Administrative Agent and (ii) increases or reductions of the Issuing Bank Sublimit of the Issuing Bank constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 4.01, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

(b) Delivery of an executed counterpart of a signature page of (x) this Agreement, (y) any other Loan Document and/or (z) any document, amendment, approval, consent, information, notice (including, for the avoidance of doubt, any notice delivered pursuant to Section 9.01), certificate, request, statement, disclosure or authorization related to this Agreement, any other Loan Document and/or the transactions contemplated hereby and/or thereby (each an “Ancillary Document”) that is an Electronic Signature transmitted by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page shall be effective as delivery of a manually executed counterpart of this Agreement, such other Loan Document or such Ancillary Document, as applicable. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Agreement, any other Loan Document and/or any Ancillary Document shall be deemed to include Electronic Signatures, deliveries or the keeping of records in any electronic form (including deliveries by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page), each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be; provided that nothing herein shall require the Administrative Agent to accept Electronic Signatures in any form or format without its prior written consent and pursuant to procedures approved by it; provided, further, without limiting the foregoing, (i) to the extent the Administrative Agent has agreed to accept any Electronic Signature, the Administrative Agent and each of the Lenders shall be entitled to rely on such Electronic Signature purportedly given by or on behalf of the Borrower or any other Loan Party without further verification thereof and without any obligation to review the appearance or form of any such Electronic Signature and (ii) upon the request of the Administrative Agent or any Lender, any Electronic Signature shall be promptly followed by a manually executed counterpart. Without limiting the generality of the foregoing, the Borrower and each Loan Party hereby (A) agrees that, for all purposes, including without limitation, in connection with any workout, restructuring, enforcement of remedies, bankruptcy proceedings or litigation among the Administrative Agent, the Lenders, the Borrower and the Loan Parties, Electronic Signatures transmitted by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page and/or any electronic images of this Agreement, any other Loan Document and/or any Ancillary Document shall have the same legal effect, validity and enforceability as any paper original, (B) the Administrative Agent and each of the Lenders may, at its option, create one or more copies of this Agreement, any other Loan Document and/or any Ancillary Document in the form of an imaged electronic record in any format, which shall be deemed created in the ordinary course of such Person’s business, and destroy the original paper document (and all such electronic records shall be considered an original for all purposes and shall have the same legal effect, validity and enforceability as a paper record), (C) waives any argument, defense or right to contest the legal effect, validity or enforceability of this Agreement, any other Loan Document and/or any Ancillary Document based solely on the lack of paper original copies of this Agreement, such other Loan Document and/or such Ancillary Document, respectively, including with respect to any signature pages thereto and (D) waives any claim against any Lender-Related Person for any Liabilities arising solely from the Administrative Agent’s and/or any Lender’s reliance on or use of Electronic Signatures and/or transmissions by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page, including any Liabilities arising as a result of the failure of the Borrower and/or any Loan Party to use any available security measures in connection with the execution, delivery or transmission of any Electronic Signature.

SECTION 9.07 Severability. Any provision of any Loan Document held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions thereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

SECTION 9.08 Right of Setoff. If an Event of Default shall have occurred and be continuing, each Lender, each Issuing Bank, and each of their respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held, and other obligations at any time owing, by such Lender, such Issuing Bank or any such Affiliate, to or for the credit or the account of any Loan Party against any and all of the Secured Obligations owing to such Lender or such Issuing Bank or their respective Affiliates, irrespective of whether or not such Lender, Issuing Bank or Affiliate shall have made any demand under this Agreement or any other Loan Document and although such obligations of the Loan Parties may be contingent or unmatured or are owed to a branch office or Affiliate of such Lender or such Issuing Bank different from the branch office or Affiliate holding such deposit or obligated on such indebtedness; provided that in the event that any Defaulting Lender shall exercise any such right of setoff, (x) all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 2.20 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent, the Issuing Banks, and the Lenders, and (y) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the Secured Obligations owing to such Defaulting Lender as to which it exercised such right of setoff. The applicable Lender, the Issuing Bank or such Affiliate shall notify the Borrower and the Administrative Agent of such setoff or application; provided that the failure to give such notice shall not affect the validity of such setoff or application under this Section. The rights of each Lender, each Issuing Bank and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff) that such Lender, such Issuing Bank or their respective Affiliates may have.

SECTION 9.09 Governing Law; Jurisdiction; Consent to Service of Process.

(a) The Loan Documents (other than those containing a contrary express choice of law provision) shall be governed by and construed in accordance with the internal laws of the State of New York, but giving effect to federal laws applicable to national banks.

(b) Each of the Lenders and the Administrative Agent hereby irrevocably and unconditionally agrees that, notwithstanding the governing law provisions of any applicable Loan Document, any claims brought against the Administrative Agent by any Secured Party relating to this Agreement, any other Loan Document, the Collateral or the consummation or administration of the transactions contemplated hereby or thereby shall be construed in accordance with and governed by the law of the State of New York.

(c) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any U.S. federal or New York state court sitting in New York, New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to any Loan Documents, the transactions relating hereto or thereto, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may (and any such claims, cross-claims or third party claims brought against the Administrative Agent or any of its Related Parties may only) be heard and determined in such state court or, to the extent permitted by law, in such federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or any other Loan Document shall (i) affect any right that the Administrative Agent, the Issuing Bank or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Loan Party or its properties in the courts of any jurisdiction, (ii) waive any statutory, regulatory, common law, or other rule, doctrine, legal restriction, provision or the like providing for the treatment of bank branches, bank agencies, or other bank offices as if they were separate juridical entities for certain purposes, including Uniform Commercial Code Sections 4-106, 4-A-105(1)(b), and 5-116(b), UCP 600 Article 3 and ISP98 Rule 2.02, and URDG 758 Article 3(a), or (iii) affect which courts have or do not have personal jurisdiction over the issuing bank or beneficiary of any Letter of Credit or any advising bank, nominated bank or assignee of proceeds thereunder or proper venue with respect to any litigation arising out of or relating to such Letter of Credit with, or affecting the rights of, any Person not a party to this Agreement, whether or not such Letter of Credit contains its own jurisdiction submission clause.

(d) Each Loan Party hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in paragraph (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(e) Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.01. Nothing in this Agreement or any other Loan Document will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

SECTION 9.10 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OR OTHER AGENT (INCLUDING ANY ATTORNEY) OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

SECTION 9.11 Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

SECTION 9.12 Confidentiality. Each of the Administrative Agent, the Issuing Bank and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Affiliates and its and their respective directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any Governmental Authority (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by any Requirement of Law or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (x) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (y) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Loan Parties and their obligations, (g) with the consent of the Borrower (h) on a confidential basis to (1) any rating agency in connection with rating the Borrower or its Subsidiaries or the credit facilities provided for herein or (2) the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of identification numbers with respect to the credit facilities provided for herein, or (i) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Administrative Agent, the Issuing Bank or any Lender on a non-confidential basis from a source other than the Borrower. For the purposes of this Section, “Information” means all information received from the Borrower relating to the Borrower or its business, other than any such information that is available to the Administrative Agent, the Issuing Bank or any Lender on a non-confidential basis prior to disclosure by the Borrower and other than information pertaining to this Agreement provided by arrangers to data service providers, including league table providers, that serve the lending industry; provided that, in the case of information received from the Borrower after the date hereof, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

EACH LENDER ACKNOWLEDGES THAT INFORMATION AS DEFINED IN SECTION 9.12 FURNISHED TO IT PURSUANT TO THIS AGREEMENT MAY INCLUDE MATERIAL NON-PUBLIC INFORMATION CONCERNING THE BORROWER, THE OTHER LOAN PARTIES AND THEIR RELATED PARTIES OR THEIR RESPECTIVE SECURITIES, AND CONFIRMS THAT IT HAS DEVELOPED COMPLIANCE PROCEDURES REGARDING THE USE OF MATERIAL NON-PUBLIC INFORMATION AND THAT IT WILL HANDLE SUCH MATERIAL NON-PUBLIC INFORMATION IN ACCORDANCE WITH THOSE PROCEDURES AND APPLICABLE LAW, INCLUDING FEDERAL AND STATE SECURITIES LAWS.

ALL INFORMATION, INCLUDING REQUESTS FOR WAIVERS AND AMENDMENTS, FURNISHED BY THE BORROWER OR THE ADMINISTRATIVE AGENT PURSUANT TO, OR IN THE COURSE OF ADMINISTERING, THIS AGREEMENT WILL BE SYNDICATE-LEVEL INFORMATION, WHICH MAY CONTAIN MATERIAL NON-PUBLIC INFORMATION ABOUT THE BORROWER, THE LOAN PARTIES AND THEIR RELATED PARTIES OR THEIR RESPECTIVE SECURITIES. ACCORDINGLY, EACH LENDER REPRESENTS TO THE BORROWER AND THE ADMINISTRATIVE AGENT THAT IT HAS IDENTIFIED IN ITS ADMINISTRATIVE QUESTIONNAIRE A CREDIT CONTACT WHO MAY RECEIVE INFORMATION THAT MAY CONTAIN MATERIAL NON-PUBLIC INFORMATION IN ACCORDANCE WITH ITS COMPLIANCE PROCEDURES AND APPLICABLE LAW, INCLUDING FEDERAL AND STATE SECURITIES LAWS.

SECTION 9.13 Several Obligations; Nonreliance; Violation of Law.

The respective obligations of the Lenders hereunder are several and not joint and the failure of any Lender to make any Loan or perform any of its obligations hereunder shall not relieve any other Lender from any of its obligations hereunder. Each Lender hereby represents that it is not relying on or looking to any margin stock (as defined in Regulation U of the Federal Reserve Board) for the repayment of the Borrowings provided for herein. Anything contained in this Agreement to the contrary notwithstanding, neither the Issuing Bank nor any Lender shall be obligated to extend credit to the Borrower in violation of any Requirement of Law.

SECTION 9.14 USA PATRIOT Act.

Each Lender that is subject to the requirements of the USA PATRIOT Act hereby notifies each Loan Party that pursuant to the requirements of the USA PATRIOT Act, it is required to obtain, verify and record information that identifies such Loan Party, which information includes the name and address of such Loan Party and other information that will allow such Lender to identify such Loan Party in accordance with the USA PATRIOT Act.

SECTION 9.15 Disclosure.

Each Loan Party, each Lender and the Issuing Bank hereby acknowledges and agrees that the Administrative Agent and/or its Affiliates from time to time may hold investments in, make other loans to or have other relationships with, any of the Loan Parties and their respective Affiliates.

SECTION 9.16 Appointment for Perfection.

Each Lender hereby appoints each other Lender as its agent for the purpose of perfecting Liens, for the benefit of the Administrative Agent and the Secured Parties, in assets which, in accordance with Article 9 of the UCC or any other applicable law can be perfected only by possession or control. Should any Lender (other than the Administrative Agent) obtain possession or control of any such Collateral, such Lender shall notify the Administrative Agent thereof, and, promptly upon the Administrative Agent’s request therefor shall deliver such Collateral to the Administrative Agent or otherwise deal with such Collateral in accordance with the Administrative Agent’s instructions.

SECTION 9.17 Interest Rate Limitation.

Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan, together with all fees, charges and other amounts which are treated as interest on such Loan under applicable law (collectively the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) which may be contracted for, charged, taken, received or reserved by the Lender holding such Loan in accordance with applicable law, the rate of interest payable in respect of such Loan hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Loan but were not payable as a result of the operation of this Section shall be cumulated and the interest and Charges payable to such Lender in respect of other Loans or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the NYFRB Rate to the date of repayment, shall have been received by such Lender.

SECTION 9.18 No Fiduciary Duty, etc.

(a) The Borrower acknowledges and agrees, and acknowledges its Subsidiaries’ understanding, that no Credit Party will have any obligations except those obligations expressly set forth herein and in the other Loan Documents and each Credit Party is acting solely in the capacity of an arm’s length contractual counterparty to the Borrower with respect to the Loan Documents and the transactions contemplated herein and therein and not as a financial advisor or a fiduciary to, or an agent of, the Borrower or any other person. The Borrower agrees that it will not assert any claim against any Credit Party based on an alleged breach of fiduciary duty by such Credit Party in connection with this Agreement and the transactions contemplated hereby. Additionally, the Borrower acknowledges and agrees that no Credit Party is advising the Borrower as to any legal, tax, investment, accounting, regulatory or any other matters in any jurisdiction. The Borrower shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated herein or in the other Loan Documents, and the Credit Parties shall have no responsibility or liability to the Borrower with respect thereto.

(b) The Borrower further acknowledges and agrees, and acknowledges its Subsidiaries’ understanding, that each Credit Party, together with its Affiliates, is a full service securities or banking firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, any Credit Party may provide investment banking and other financial services to, and/or acquire, hold or sell, for its own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of, the Borrower and other companies with which the Borrower may have commercial or other relationships. With respect to any securities and/or financial instruments so held by any Credit Party or any of its customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights, in its sole discretion.

(c) In addition, the Borrower acknowledges and agrees, and acknowledges its Subsidiaries’ understanding, that each Credit Party and its affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which the Borrower may have conflicting interests regarding the transactions described herein and otherwise. No Credit Party will use confidential information obtained from the Borrower by virtue of the transactions contemplated by the Loan Documents or its other relationships with the Borrower in connection with the performance by such Credit Party of services for other companies, and no Credit Party will furnish any such information to other companies. The Borrower also acknowledges that no Credit Party has any obligation to use in connection with the transactions contemplated by the Loan Documents, or to furnish to the Borrower, confidential information obtained from other companies.

SECTION 9.19 Marketing Consent. The Borrower hereby authorizes Chase and its affiliates (collectively, the “Chase Parties”), at their respective sole expense, and without any prior approval by the Borrower, to include the Borrower’s name and logo in advertising, marketing, tombstones, case studies and training materials, and to give such other publicity to this Agreement as Chase Parties may from time to time determine in their sole discretion. The foregoing authorization shall remain in effect unless the Borrower notifies Chase in writing that such authorization is revoked.

SECTION 9.20 Acknowledgement and Consent to Bail-In of Affected Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document may be subject to the Write-Down and Conversion Powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a) the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b) the effects of any Bail-In Action on any such liability, including, if applicable:

(i) a reduction in full or in part or cancellation of any such liability;

(ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent entity, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii) the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of the applicable Resolution Authority.

SECTION 9.21 Acknowledgement Regarding Any Supported QFCs.

(a) To the extent that the Loan Documents provide support, through a guarantee or otherwise, for Swap Agreements or any other agreement or instrument that is a QFC (such support “QFC Credit Support” and each such QFC a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States):

(b) In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

ARTICLE X

LOAN GUARANTY

SECTION 10.01 Guaranty. Each Loan Guarantor (other than those that have delivered a separate Guaranty) hereby agrees that it is jointly and severally liable for, and, as a primary obligor and not merely as surety, absolutely, unconditionally and irrevocably guarantees to the Secured Parties, the prompt payment when due, whether at stated maturity, upon acceleration or otherwise, and at all times thereafter, of the Secured Obligations and all costs and expenses including, without limitation, all court costs and reasonable attorneys’ and paralegals’ fees (including allocated costs of in-house counsel and paralegals) and expenses paid or incurred by the Administrative Agent, the Issuing Bank and the Lenders in endeavoring to collect all or any part of the Secured Obligations from, or in prosecuting any action against, the Borrower, any Loan Guarantor or any other guarantor of all or any part of the Secured Obligations (such costs and expenses, together with the Secured Obligations, collectively the “Guaranteed Obligations”); provided, however, that the definition of “Guaranteed Obligations” shall not create any guarantee by any Loan Guarantor of (or grant of security interest by any Loan Guarantor to support, as applicable) any Excluded Swap Obligations of such Loan Guarantor for purposes of determining any obligations of any Loan Guarantor). Each Loan Guarantor further agrees that the Guaranteed Obligations may be extended or renewed in whole or in part without notice to or further assent from it, and that it remains bound upon its guarantee notwithstanding any such extension or renewal. All terms of this Loan Guaranty apply to and may be enforced by or on behalf of any domestic or foreign branch or Affiliate of any Lender that extended any portion of the Guaranteed Obligations.

SECTION 10.02 Guaranty of Payment. This Loan Guaranty is a guaranty of payment and not of collection. Each Loan Guarantor waives any right to require the Administrative Agent, the Issuing Bank or any Lender to sue the Borrower, any Loan Guarantor, any other guarantor of, or any other Person obligated for all or any part of the Guaranteed Obligations (each, an “Obligated Party”), or otherwise to enforce its payment against any collateral securing all or any part of the Guaranteed Obligations.

SECTION 10.03 No Discharge or Diminishment of Loan Guaranty.

(a) Except as otherwise provided for herein, the obligations of each Loan Guarantor hereunder are unconditional and absolute and not subject to any reduction, limitation, impairment or termination for any reason (other than the Payment in Full of the Guaranteed Obligations), including: (i) any claim of waiver, release, extension, renewal, settlement, surrender, alteration, or compromise of any of the Guaranteed Obligations, by operation of law or otherwise; (ii) any change in the corporate existence, structure or ownership of the Borrower or any other Obligated Party liable for any of the Guaranteed Obligations; (iii) any insolvency, bankruptcy, reorganization or other similar proceeding affecting any Obligated Party, or their assets or any resulting release or discharge of any obligation of any Obligated Party; or (iv) the existence of any claim, setoff or other rights which any Loan Guarantor may have at any time against any Obligated Party, the Administrative Agent, the Issuing Bank, any Lender, or any other Person, whether in connection herewith or in any unrelated transactions.

(b) The obligations of each Loan Guarantor hereunder are not subject to any defense or setoff, counterclaim, recoupment, or termination whatsoever by reason of the invalidity, illegality, or unenforceability of any of the Guaranteed Obligations or otherwise, or any provision of applicable law or regulation purporting to prohibit payment by any Obligated Party, of the Guaranteed Obligations or any part thereof.

(c) Further, the obligations of any Loan Guarantor hereunder are not discharged or impaired or otherwise affected by: (i) the failure of the Administrative Agent, the Issuing Bank or any Lender to assert any claim or demand or to enforce any remedy with respect to all or any part of the Guaranteed Obligations; (ii) any waiver or modification of or supplement to any provision of any agreement relating to the Guaranteed Obligations; (iii) any release, non-perfection, or invalidity of any indirect or direct security for the obligations of the Borrower for all or any part of the Guaranteed Obligations or any obligations of any other Obligated Party liable for any of the Guaranteed Obligations; (iv) any action or failure to act by the Administrative Agent, the Issuing Bank or any Lender with respect to any collateral securing any part of the Guaranteed Obligations; or (v) any default, failure or delay, willful or otherwise, in the payment or performance of any of the Guaranteed Obligations, or any other circumstance, act, omission or delay that might in any manner or to any extent vary the risk of such Loan Guarantor or that would otherwise operate as a discharge of any Loan Guarantor as a matter of law or equity (other than the Payment in Full of the Guaranteed Obligations).

SECTION 10.04 Defenses Waived. To the fullest extent permitted by applicable law, each Loan Guarantor hereby waives any defense based on or arising out of any defense of the Borrower or any Loan Guarantor or the unenforceability of all or any part of the Guaranteed Obligations from any cause, or the cessation from any cause of the liability of the Borrower, any Loan Guarantor or any other Obligated Party, other than the Payment in Full of the Guaranteed Obligations. Without limiting the generality of the foregoing, each Loan Guarantor irrevocably waives acceptance hereof, presentment, demand, protest and, to the fullest extent permitted by law, any notice not provided for herein, as well as any requirement that at any time any action be taken by any Person against any Obligated Party, or any other Person. Each Loan Guarantor confirms that it is not a surety under any state law and shall not raise any such law as a defense to its obligations hereunder. The Administrative Agent may, at its election, foreclose on any Collateral held by it by one or more judicial or nonjudicial sales, accept an assignment of any such Collateral in lieu of foreclosure or otherwise act or fail to act with respect to any collateral securing all or a part of the Guaranteed Obligations, compromise or adjust any part of the Guaranteed Obligations, make any other accommodation with any Obligated Party or exercise any other right or remedy available to it against any Obligated Party, without affecting or impairing in any way the liability of such Loan Guarantor under this Loan Guaranty, except to the extent the Guaranteed Obligations have been Paid in Full. To the fullest extent permitted by applicable law, each Loan Guarantor waives any defense arising out of any such election even though that election may operate, pursuant to applicable law, to impair or extinguish any right of reimbursement or subrogation or other right or remedy of any Loan Guarantor against any Obligated Party or any security.

SECTION 10.05 Rights of Subrogation. No Loan Guarantor will assert any right, claim or cause of action, including, without limitation, a claim of subrogation, contribution or indemnification that it has against any Obligated Party, or any collateral, until the Loan Parties and the Loan Guarantors have fully performed all their obligations to the Administrative Agent, the Issuing Bank and the Lenders.

SECTION 10.06 Reinstatement; Stay of Acceleration. If at any time any payment of any portion of the Guaranteed Obligations (including a payment effected through exercise of a right of setoff) is rescinded, or must otherwise be restored or returned upon the insolvency, bankruptcy or reorganization of the Borrower or otherwise (including pursuant to any settlement entered into by a Secured Party in its discretion), each Loan Guarantor’s obligations under this Loan Guaranty with respect to that payment shall be reinstated at such time as though the payment had not been made and whether or not the Administrative Agent, the Issuing Bank and the Lenders are in possession of this Loan Guaranty. If acceleration of the time for payment of any of the Guaranteed Obligations is stayed upon the insolvency, bankruptcy or reorganization of the Borrower, all such amounts otherwise subject to acceleration under the terms of any agreement relating to the Guaranteed Obligations shall nonetheless be payable by the Loan Guarantors forthwith on demand by the Administrative Agent.

SECTION 10.07 Information. Each Loan Guarantor assumes all responsibility for being and keeping itself informed of the Borrower’s financial condition and assets, and of all other circumstances bearing upon the risk of nonpayment of the Guaranteed Obligations and the nature, scope and extent of the risks that each Loan Guarantor assumes and incurs under this Loan Guaranty, and agrees that none of the Administrative Agent, the Issuing Bank or any Lender shall have any duty to advise any Loan Guarantor of information known to it regarding those circumstances or risks.

SECTION 10.08 Termination. Each of the Lenders and the Issuing Bank may continue to make loans or extend credit to the Borrower based on this Loan Guaranty until five (5) days after it receives written notice of termination from any Loan Guarantor. Notwithstanding receipt of any such notice, each Loan Guarantor will continue to be liable to the Lenders for any Guaranteed Obligations created, assumed or committed to prior to the fifth day after receipt of the notice, and all subsequent renewals, extensions, modifications and amendments with respect to, or substitutions for, all or any part of such Guaranteed Obligations. Nothing in this Section 10.08 shall be deemed to constitute a waiver of, or eliminate, limit, reduce or otherwise impair any rights or remedies the Administrative Agent or any Lender may have in respect of, any Default or Event of Default that shall exist under clause (o) of Article VII hereof as a result of any such notice of termination.

SECTION 10.09 Taxes. Each payment of the Guaranteed Obligations will be made by each Loan Guarantor without withholding for any Taxes, unless such withholding is required by law. If any Loan Guarantor determines, in its sole discretion exercised in good faith, that it is so required to withhold Taxes, then such Loan Guarantor may so withhold and shall timely pay the full amount of withheld Taxes to the relevant Governmental Authority in accordance with applicable law. If such Taxes are Indemnified Taxes, then the amount payable by such Loan Guarantor shall be increased as necessary so that, net of such withholding (including such withholding applicable to additional amounts payable under this Section), the Administrative Agent, Lender or Issuing Bank (as the case may be) receives the amount it would have received had no such withholding been made.

SECTION 10.10 Maximum Liability. Notwithstanding any other provision of this Loan Guaranty, the amount guaranteed by each Loan Guarantor hereunder shall be limited to the extent, if any, required so that its obligations hereunder shall not be subject to avoidance under Section 548 of the Bankruptcy Code or under any applicable state Uniform Fraudulent Transfer Act, Uniform Fraudulent Conveyance Act, Uniform Voidable Transactions Act or similar statute or common law. In determining the limitations, if any, on the amount of any Loan Guarantor’s obligations hereunder pursuant to the preceding sentence, it is the intention of the parties hereto that any rights of subrogation, indemnification or contribution which such Loan Guarantor may have under this Loan Guaranty, any other agreement or applicable law shall be taken into account.

SECTION 10.11 Contribution.

(a) To the extent that any Loan Guarantor shall make a payment under this Loan Guaranty (a “Guarantor Payment”) which, taking into account all other Guarantor Payments then previously or concurrently made by any other Loan Guarantor, exceeds the amount which otherwise would have been paid by or attributable to such Loan Guarantor if each Loan Guarantor had paid the aggregate Guaranteed Obligations satisfied by such Guarantor Payment in the same proportion as such Loan Guarantor’s “Allocable Amount” (as defined below) (as determined immediately prior to such Guarantor Payment) bore to the aggregate Allocable Amounts of each of the Loan Guarantors as determined immediately prior to the making of such Guarantor Payment, then, following indefeasible payment in full in cash of the Guarantor Payment, the Payment in Full of the Guaranteed Obligations and the termination of this Agreement, such Loan Guarantor shall be entitled to receive contribution and indemnification payments from, and be reimbursed by, each other Loan Guarantor for the amount of such excess, pro rata based upon their respective Allocable Amounts in effect immediately prior to such Guarantor Payment.

(b) As of any date of determination, the “Allocable Amount” of any Loan Guarantor shall be equal to the excess of the fair saleable value of the property of such Loan Guarantor over the total liabilities of such Loan Guarantor (including the maximum amount reasonably expected to become due in respect of contingent liabilities, calculated, without duplication, assuming each other Loan Guarantor that is also liable for such contingent liability pays its ratable share thereof), giving effect to all payments made by other Loan Guarantors as of such date in a manner to maximize the amount of such contributions.

(c) This Section 10.11 is intended only to define the relative rights of the Loan Guarantors, and nothing set forth in this Section 10.11 is intended to or shall impair the obligations of the Loan Guarantors, jointly and severally, to pay any amounts as and when the same shall become due and payable in accordance with the terms of this Loan Guaranty.

(d) The parties hereto acknowledge that the rights of contribution and indemnification hereunder shall constitute assets of the Loan Guarantor or Loan Guarantors to which such contribution and indemnification is owing.

(e) The rights of the indemnifying Loan Guarantors against other Loan Guarantors under this Section 10.11 shall be exercisable upon the Payment in Full of the Guaranteed Obligations and the termination of this Agreement.

SECTION 10.12 Liability Cumulative. The liability of each Loan Party as a Loan Guarantor under this Article X is in addition to and shall be cumulative with all liabilities of each Loan Party to the Administrative Agent, the Issuing Bank and the Lenders under this Agreement and the other Loan Documents to which such Loan Party is a party or in respect of any obligations or liabilities of the other Loan Parties, without any limitation as to amount, unless the instrument or agreement evidencing or creating such other liability specifically provides to the contrary.

SECTION 10.13 Keepwell. Each Qualified ECP Guarantor hereby jointly and severally absolutely, unconditionally and irrevocably undertakes to provide such funds or other support as may be needed from time to time by each other Loan Party and Guarantor to honor all of its obligations under this Guarantee in respect of a Swap Obligation (provided, however, that each Qualified ECP Guarantor shall only be liable under this Section 10.13 for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this Section 10.13 or otherwise under this Loan Guaranty voidable under applicable law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). Except as otherwise provided herein, the obligations of each Qualified ECP Guarantor under this Section 10.13 shall remain in full force and effect until the termination of all Swap Obligations. Each Qualified ECP Guarantor intends that this Section 10.13 constitute, and this Section 10.13 shall be deemed to constitute, a “keepwell, support, or other agreement” for the benefit of each other Loan Party for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their respective authorized officers as of the day and year first above written.

[Signature on file with Administrative Agent]

COMMITMENT SCHEDULE

Lender	Revolving Commitment	Swingline Commitment
JPMorgan Chase Bank, N.A.	45,000,000	$10,000,000
Wells Fargo Bank, National Association	30,000,000	—

Total	$75,000,000	$10,000,000

Exhibit 10.5

Filing Version

MASTERCRAFT BOAT HOLDINGS, INC.

EXECUTIVE SEVERANCE PLAN

Effective February 4, 2026

1. Establishment; Purpose.

(a) Establishment. MasterCraft Boat Holdings, Inc., a Delaware corporation, hereby establishes this MasterCraft Boat Holdings, Inc. Executive Severance Plan (the “Plan”), effective February 4, 2026 (the “Effective Date”). The Plan shall apply to each Participant who incurs a Qualified Termination on or after the Effective Date.

(b) Purpose. The purposes of the Plan include (i) providing certain executives of the Company and/or any Affiliate who become Participants with severance pay benefits in the event of the termination of their employment (whether before or in connection with a Change in Control of the Company), (ii) better enabling the Company and its Affiliates to attract and retain highly qualified executives, and (iii) providing Participants with individual financial security in the event of a Change in Control of the Company so that such individuals are focused on pursuing transaction opportunities that are beneficial to shareholders. The Plan is not intended to constitute an “employee pension benefit plan” within the meaning of Section 3 of ERISA and the corresponding Department of Labor regulations and other guidance.

2. Definitions. For purposes of the Plan, the following terms have the meanings set forth below:

“Accrued Compensation” means the sum of the following: (a) any accrued but unpaid payments of the Participant’s Annual Base Salary through the Termination Date; (b) a payment in respect of all unpaid, but accrued and unused vacation or paid time off through the Termination Date, but only to the extent required by Company policy and/or applicable law; (c) any Annual Bonus earned but unpaid as of the Termination Date for any previously completed fiscal year (i.e., not the Termination Year); (d) reimbursement for any unreimbursed business expenses properly incurred by the Participant in accordance with Company policy through the Termination Date; and (e) such rights, if any, under any award granted to the Participant pursuant to the Incentive Plan and other compensation programs and employee benefits to which the Participant may be entitled upon termination of employment according to the documents governing such benefits.

“Administrator” means the Compensation Committee, which shall be responsible for the general administration and management of this Plan.

“Affiliate” means any entity that is affiliated with the Company through stock or equity ownership or otherwise.

“Annual Base Salary” means Participant’s annual base salary in effect on the day before Participant’s employment with the Company terminates.

“Annual Bonus” means a Participant’s annual bonus under the Company’s annual bonus program, as in effect from time to time, in which a Participant is covered, if any.

“Board” means the Board of Directors of the Company.

“Cause” means the Committee’s determination that the Participant: (a) failed to substantially perform the Participant’s duties (other than any such failure resulting from the Participant’s Disability); (b) failed to carry out, or comply with any lawful and reasonable directive of the Committee or the Participant’s immediate supervisor; (c) materially violated any of the Company’s or its Affiliates written policies, including but not limited to those relating to sexual harassment, insider trading, confidentiality, non-disclosure, non-competition, non-disparagement or conflicts of interest; (d) was convicted, entered a plea of no contest or nolo contendere, or had imposed an unadjudicated probation for any felony, indictable offense or crime involving moral turpitude; (e) unlawfully used (including being under the influence) or possessed illegal drugs on the premises of the Company or any of its Affiliates or while performing the Participant’s duties and responsibilities; (f) committed an act of fraud, embezzlement, misappropriation, misconduct, or breach of fiduciary duty against the Company or any of its Affiliates; or (g) caused material damage to the business, financial or reputational interests of the Company or any of its Affiliates.

“Change in Control Period” shall mean the two (2) year period which begins upon the date of a Change in Control; provided, however, a resignation by Participant shall be treated under this Plan as if made during Participant’s Change in Control Period if:

(a) Participant gives the Compensation Committee the statement described in the “Good Reason” definition prior to the end of the thirty (30) day period that immediately follows the end of the Change in Control Period and Participant thereafter resigns within the period described in such “Good Reason” definition; or

(b) Company provides the statement to Participant described in the “Good Reason” definition prior to the end of the thirty (30) day period that immediately follows the end of the Change in Control Period and Participant thereafter resigns within the period described in the “Good Reason” definition.

“Change in Control” has the meaning set forth in the Incentive Plan and which is consummated after the Effective Date. For the avoidance of doubt, none of the transactions contemplated by or in connection with that certain Agreement and Plan of Merger, dated as of February 5, 2026, by and among MasterCraft Boat Holdings, Inc., Titan Merger Sub 1, Inc., Titan Merger Sub 2, LLC, and Marine Products Corporation (as amended or otherwise modified from time to time) shall constitute a Change in Control for purposes of the Plan.

“CIC Severance Multiplier” means (a) in the case of a Tier 1 Participant, two (2); and (b) in the case of a Tier 2 Participant, one and a half (1.5). In each case, the CIC Severance Multiplier shall be based upon the Plan Tier held by the Participant as of the date of the Change in Control; provided, however, that a title reduction pursuant to Section (b) of the “Good Reason” definition shall not be considered for purposes of determining the CIC Severance Multiplier.

“Code” means the Internal Revenue Code of 1986, as amended from time to time. Any reference to a section of the Code shall include such section and any comparable section or sections of any future legislation that amends, supplements or supersedes such section.

“Company” means MasterCraft Boat Holdings, Inc., and any successor thereto.

“Compensation Committee” means the Compensation and Human Capital Committee of the Company’s Board.

“Disability” means that Participant, as a result of a mental or physical condition or illness, is unable to perform the essential functions of the Participant’s position at the Company for any consecutive 180-day period, even with reasonable accommodation, all as reasonably determined by the Compensation Committee, in accordance with Section 409A of the Code.

“Eligible Executive” means: (a) the Company’s Chief Executive Officer; or (b) an executive employed by the Company or its Subsidiaries designated as an Eligible Executive by the Administrator.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“General Severance Multiplier” means (a) in the case of a Tier 1 Participant, one and a half (1.5); and (b) in the case of a Tier 2 Participant, one (1).

“Good Reason” means the occurrence of any of the following events, without the express written consent of the Participant:

(a) the failure of the Company to pay or cause to be paid scheduled installments of the Participant’s Annual Base Salary or other compensation when due;

(b) a material diminution in the Participant’s status, including, position, duties, authority or responsibility;

(c) (i) outside of a Change in Control Period, and except with respect to any reduction applicable to similarly situated executives, a material reduction in the Participant’s “Total Annual Compensation”, defined in the aggregate as: Base Salary, target Annual Bonus opportunity and annual target equity incentive opportunity, as in effect for the Participant as of immediately prior to the Effective Date (or as thereafter increased from time to time) or (ii) during a Change in Control Period, any reduction in the Participant’s Total Annual Compensation, as in effect for the Participant as of immediately prior to the Termination Date or as of immediately prior to the Change in Control Period (whichever is greater); or

(d) relocation of a Participant’s principal office location to a location more than thirty-five (35) miles from its location as of immediately prior to such relocation.

Notwithstanding the foregoing, (1) Good Reason shall not be deemed to exist unless the Participant gives to the Company a written notice identifying the event or condition purportedly giving rise to Good Reason expressly referencing the applicable clause of this definition within ninety (90) days after the time at which the Participant first becomes aware of the event or condition; and (2) if there exists an event or condition that constitutes Good Reason, the Company shall have thirty (30) days from the date notice of Good Reason is given to cure such event or condition and, if the Company does so, such event or condition shall not constitute Good Reason hereunder; and if the Company does not cure such event or condition within such thirty (30) day period, the Participant shall have thirty (30) days thereafter to give Notice of Termination of employment on account thereof to the Company (with such Notice of Termination specifying a Termination Date no later than ten (10) days from the date of such Notice of Termination).

“Incentive Plan” means the Second Amended and Restated Mastercraft 2015 Incentive Award Plan, as amended and/or restated from time to time, or any successor shareholder-approved equity incentive plan maintained by the Company.

“Notice of Termination” means a written notice that (a) indicates the specific termination provision in the Plan relied upon, (b) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Participant’s employment under the provision so indicated, and (c) if the Termination Date is other than the date of receipt of such notice, specifies the Termination Date (which date shall be not more than thirty (30) calendar days after the giving of such notice).

“Other Benefits” has the meaning given to that term in Section 4(e) hereof.

“Participant” has the meaning given to that term in Section 3(a) hereof.

“Plan” has the meaning given to that term in Section 1(a) hereof.

“Plan Tier” means the tier to which a Participant is assigned for purposes of participation in the Plan, as determined by the Administrator.

“Qualified Termination” means any termination of a Participant’s employment: (i) by the Company other than for Cause, Disability or death; or (ii) by a Participant for Good Reason.

“Release” has the meaning given to that term in Section 6 hereof.

“Section 409A” has the meaning given to that term in Section 22(a) hereof.

“Subsidiary” means any corporation or other entity, whether domestic or foreign, in which the Company has or obtains, directly or indirectly, ownership of more than 50% of the total combined voting power of all classes of stock or comparable interests.

“Termination Date” means: (a) if the Participant’s employment is terminated by the Company or any Affiliate for Cause, or by the Participant for Good Reason, the date of receipt of the Notice of Termination or any later date specified therein within thirty (30) calendar days after such notice, as the case may be; (b) if the Participant’s employment is terminated by the Company or an Affiliate other than for Cause, or if the Participant voluntarily resigns without Good Reason, the date on which the terminating party notifies the other party that such termination shall be effective, provided that on a voluntary resignation without Good Reason, the Company may, in its sole discretion, make such termination effective on any date it elects in writing between the date of the notice and the proposed date of termination specified in the notice; or (c) if the Participant’s employment is terminated by reason of death, the date of death of Participant.

“Termination Year” means the fiscal year of the Company in which the Termination Date occurs.

“Tier 1 Participant” means the Company’s Chief Executive Officer.

“Tier 2 Participant” means a Participant who was designated by the Administrator as having a Plan Tier of Tier 2.

“Tier 3 Participant” means a Participant who was designated by the Administrator as having a Plan Tier of Tier 3.

3. Participation.

(a) Designation of Participants and Plan Tier. Each Eligible Executive who is designated as a Participant by the Administrator shall be a “Participant” in the Plan. The Administrator shall designate each Participant’s Plan Tier, and all such designations shall be set forth in Schedule A attached hereto. Notwithstanding the foregoing, the Company’s Chief Executive Officer’s Plan Tier shall be Tier 1 and is hereby designated as a Tier 1 Participant. The terms and conditions, including any General Severance Multiplier, CIC Severance Multiplier, for Tier 3 Participants shall be set forth in Schedule B or in separate Schedule as determined by the Administrator.

(b) Duration of Participation. A Participant shall cease to be a Participant in the Plan if: (i) the Participant ceases to be employed by the Company or an Affiliate; or (ii) subject to Section 18 hereof, the Administrator removes the Participant from the Plan by providing notice to the Participant in accordance with Section 17 hereof. Further, participation in the Plan is subject to the unilateral right of the Administrator to terminate or amend the Plan in whole or in part as provided in Section 18 hereof. Notwithstanding anything herein to the contrary, a Participant who is then entitled to a severance benefit as provided in Section 4(a) hereof shall remain a Participant in the Plan until the amounts and benefits payable under the Plan have been paid or provided to the Participant in full. Any severance benefits to be provided to a Participant under the Plan are subject to all of the terms and conditions of the Plan, including Sections 4(g), 5 and 7 hereof.

(c) No Employment Rights. To the extent permitted by applicable law, participation in the Plan does not alter the status of a Participant as an at-will employee, and nothing in the Plan will limit or affect in any manner the right of the Company or any Affiliate to terminate the employment or adjust the compensation of a Participant at any time and for any reason (with or without Cause).

4. Severance Benefits.

(a) Qualified Termination. Subject to compliance with Sections 4(g), 5 and 7 hereof, in the event that a Participant incurs a Qualified Termination, (i) a Tier 1 Participant and Tier 2 Participant shall be entitled to the compensation and benefits set forth in Sections 4(b) or 4(c) hereof (as applicable) and (ii) a Tier 3 Participant will be eligible to receive the compensation and benefits on a discretionary basis as determined by the Administrator either in advance of a Qualified Termination or at the time of a Qualified Termination.

(b) Qualified Termination not in Connection with Change in Control. Subject to Sections 4(g), 5 and 7 hereof, if a Tier 1 Participant’s or a Tier 2 Participant’s Qualified Termination occurs outside of the Change in Control Period, the Tier 1 Participant or Tier 2 Participant shall be entitled to the following benefits.

(i) Accrued Compensation. The Company shall pay or provide the Accrued Compensation to the Participant. The Accrued Compensation shall be paid in a single lump sum within thirty (30) calendar days after the Termination Date, or on such earlier date as may be required by the applicable Company plan or policy or by applicable law; provided, however, that if any portion of the Accrued Compensation constitutes “nonqualified deferred compensation” within the meaning of Section 409A, such portion of the Accrued Compensation payment shall be paid (A) if such portion corresponds to an Annual Bonus, at the time that bonuses with respect to such previously completed fiscal year(s) are or otherwise would be paid in accordance with the terms of the applicable plan, and/or (B) if the Participant has made an irrevocable election under any deferred compensation arrangement subject to Section 409A to defer any portion of such Accrued Compensation, then in accordance with such election.

(ii) Severance Payment. The Company shall pay to Participant the amount of the severance pay equal to (x) the General Severance Multiplier, multiplied by (y) the Participant’s Annual Base Salary.

(iii) Pro-Rated Annual Bonus. The Company shall pay to the Participant a pro-rata portion of the Participant’s Annual Bonus in effect immediately prior to the Termination Date based on actual achievement of performance goals at the end of the performance period. Such pro-rata bonus payout will be equal to (x) the amount of the Annual Bonus in effect immediately prior to the Termination Date based on actual achievement of performance goals at the end of the performance period (disregarding any reduction thereto that constitutes Good Reason) multiplied by (y) the percentage of the Termination Year that shall have elapsed through the Termination Date. Such payment shall be paid at the same time that Annual Bonuses are paid to other executives of the Company for the applicable fiscal year.

(iv) Equity Awards. Notwithstanding anything in the Incentive Plan, any sub-plan, or any award agreement to the contrary, each equity award held by the Participant pursuant to the Incentive Plan that (a) is subject solely to a time-based vesting condition, shall become vested in the portion of the time-based equity award that would have vested on the next regularly scheduled vesting date immediately following the Termination Date, as if the Participant had remained continuously employed through such vesting date and the remaining unvested portion shall be forfeited as of the Termination Date; and (b) is subject to performance conditions, a pro-rata portion of the performance-based equity award actually earned shall become vested equal to (x) the amount of performance-based equity award actually earned based on actual performance for the full applicable performance period, as determined by the Compensation Committee at the end of the applicable performance period multiplied by (y) the percentage of the vesting period under the award agreement completed through the Termination Date.

(v) Health Continuation. The Company shall pay to the Participant a cash payment in an amount equal to (w) the portion of the monthly cost of the Participant’s group health plan coverage, as in effect on the Termination Date, that is subsidized by the Company for similarly situated active employees as of the Termination Date, multiplied by (x) twelve (12), multiplied by (y) the General Severance Multiplier.

(vi) Outplacement Services. The Company shall provide a reimbursement of up to five thousand dollars ($5,000) for outplacement services through a recognized provider approved by the Company following the Termination Date, provided that the Participant timely submits to the Company appropriate documentation of payments to the recognized provider, the form of which will be prescribed by the Company in its sole discretion.

(c) Qualified Termination in Connection with Change in Control. Subject to Sections 4(g), 5 and 7 hereof, if the Participant’s Qualified Termination occurs during the Change in Control Period (provided, that each of the Qualified Termination and Change in Control occur on or after the Effective Date), the Participant shall be entitled to the following benefits:

(i) Accrued Compensation. The Company shall pay or provide the Accrued Compensation to the Participant. The Accrued Compensation shall be paid in a single lump sum within thirty (30) calendar days after the Termination Date, or on such earlier date as may be required by the applicable Company plan or policy or by applicable law; provided, however, that if any portion of the Accrued Compensation constitutes “nonqualified deferred compensation” within the meaning of Section 409A, such portion of the Accrued Compensation payment shall be paid (A) if such portion corresponds to an Annual Bonus, at the time that bonuses with respect to such previously completed fiscal year(s) are or otherwise would be paid in accordance with the terms of the applicable plan, and/or (B) if the Participant has made an irrevocable election under any deferred compensation arrangement subject to Section 409A to defer any portion of such Accrued Compensation, then in accordance with such election.

(ii) Severance Payment. The Company shall pay to the Participant the amount of severance pay equal to (x) the CIC Severance Multiplier, multiplied by (y) the Participant’s Annual Base Salary.

(iii) Pro-Rated Annual Bonus. The Company shall pay to the Participant a pro-rata portion of the Participant’s Annual Bonus in effect immediately prior to the Termination Date based on the greater of: (x) the actual level of achievement of the applicable performance goals as of the date of the Change in Control, as determined by the Compensation Committee and extrapolated to the end of the performance period and (y) the target level of achievement of the applicable performance goals. Such pro-rata bonus payout will be multiplied by the percentage of the Termination Year that shall have elapsed through the Termination Date.

(iv) Equity Awards. Notwithstanding anything in the Incentive Plan, any sub-plan, or any award agreement to the contrary, each equity award held by the Participant pursuant to the Incentive Plan that (a) is subject solely to a time-based vesting condition (including any performance-based vesting equity award that is converted into a time-based vesting equity award upon the occurrence of a Change in Control in accordance with Section 5), shall accelerate and become fully vested and exercisable (as applicable) and (b)

is subject to performance conditions which remain applicable as of the Termination Date (because such award was granted after the Change in Control such that Section 5 does not apply), shall accelerate and become fully vested with performance based on the greater of (x) the actual level of achievement of the applicable performance goals as of the date of the Change in Control and extrapolated to the end of the performance period, as determined by the Compensation Committee prior to the Change in Control and (y) the target level of achievement of the applicable performance goals.

(v) Health Continuation. The Company shall pay to the Participant a cash payment in an amount equal to (w) the portion of the monthly cost of the Participant’s group health plan coverage, as in effect on the Termination Date, that is subsidized by the Company for similarly situated active employees as of the Termination Date, multiplied by (x) twelve (12), multiplied by (y) the CIC Severance Multiplier.

(vi) Outplacement Services. The Company shall provide a reimbursement of up to five thousand dollars ($5,000) for outplacement services through a recognized provider approved by the Company following the Termination Date, provided that the Participant timely submits to the Company appropriate documentation of payments to the recognized provider, the form of which will be prescribed by the Company in its sole discretion.

(d) Severance Payment Date.

(i) Any severance and benefits payable pursuant to Sections 4(b)(v) and Sections 4(c)(ii), (iii) and (v) hereof will be paid in a lump sum cash payment on the first payroll date following the date on which the Release has become effective and irrevocable, less all applicable taxes and withholdings; provided, however, that the Release has become effective and irrevocable in accordance with its terms by the sixtieth (60th) day following the Termination Date.

(ii) Any severance payable pursuant to Section 4(b)(ii) hereof will be paid in the form of salary continuation in equal installments on the regular payroll dates of the Company as applicable; provided, however, that (x) the Release has become effective and irrevocable in accordance with its terms by the sixtieth (60th) day following the Termination Date and (y) prior to the effective date of the Release, such payments will instead accumulate and become payable on the effective date of the Release.

(e) Other Benefits. To the extent not theretofore paid or provided, the Company shall pay or provide, or cause to be paid or provided, to the Participant (or his or her beneficiary or estate) any other amounts or benefits required to be paid or provided or which the Participant is eligible to receive under any plan, program, policy or practice or contract or agreement of the Company, including any benefits to which the Participant is entitled under Part 6 of Subtitle B of Title I of ERISA (such other amounts and benefits shall be hereinafter referred to as the “Other Benefits”) in accordance with the terms and normal procedures of each such plan, program, policy or practice or contract or agreement, based on accrued and vested benefits through the Termination Date.

(f) Other Terminations. If a Participant’s employment is terminated for death, Disability, or Cause or as a result of Participant’s retirement or voluntary resignation without Good Reason, then the Company shall pay or provide to the Participant only: (i) the Other Benefits, and (ii) the Accrued Compensation, paid in a single lump sum within thirty (30) calendar days after the Termination Date, or on such earlier date as may be required by the applicable Company plan or policy or by applicable law, provided, that, any portion of the Accrued Compensation that constitutes “nonqualified deferred compensation” within the meaning of Section 409A shall be paid (A) if such portion corresponds to an Annual Bonus, at the time that bonuses with respect to such previously completed fiscal year(s) are or otherwise would be paid in accordance with the terms of the applicable plan, and/or (B) if the Participant has made an irrevocable election under any deferred compensation arrangement subject to Section 409A to defer any portion of such Accrued Compensation, then in accordance with such election.

(g) Notice of Termination. Any termination by the Company for Cause or by Participant for Good Reason shall be communicated by Notice of Termination to the Participant or to the Company, as applicable, in accordance with Section 17 hereof. The failure by the Company or the Participant to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of Cause or Good Reason, as applicable, shall not waive any right of the Company or the Participant hereunder or preclude the Company or the Participant from asserting such fact or circumstance in enforcing the Company’s or the Participant’s rights hereunder.

(h) Resignation from All Positions. Notwithstanding any other provision of the Plan, upon the termination of a Participant’s employment for any reason, unless otherwise requested by the Company, the Participant shall immediately resign from all officer and director positions that he or she may hold with the Company and its Affiliates. As a condition of receiving any severance benefits under the Plan, each Participant shall execute any and all documentation to effectuate such resignations upon request by the Company, but he or she shall be treated for all purposes as having so resigned upon termination of his or her employment, regardless of when or whether he or she executes any such documentation.

5. Performance-Based Awards. Notwithstanding anything in the Incentive Plan, any sub-plan, or any award agreement to the contrary, upon the occurrence of a Change in Control, each performance-based vesting equity award held by a Participant pursuant to the Incentive Plan shall automatically convert to a time-based vesting equity award relating to a number of shares of Company common stock equal to (a) the target number of shares underlying such award immediately prior to the Change in Control, multiplied by (b) the greater of (i) the actual level of achievement of the applicable performance goals as of the most recent practicable date prior to the Change in Control, extrapolated through the end of the performance period, as determined by the Administrator prior to the Change in Control and (ii) the target level of achievement of the applicable performance goals. Such converted time-based vesting equity award shall remain subject to the time-based vesting conditions applicable to such award under the applicable award agreement, except as otherwise provided in Section 4(c)(iv).

6. Release. Notwithstanding anything contained herein to the contrary, the Company shall not be obligated to provide any severance payment or benefit under Sections 4(b)(ii)-(vi) or Sections 4(c)(ii)-(v) hereof, unless: (a) the Participant first executes and timely delivers to the Company after the Termination Date a fully executed general release of claims in favor of the Company, its Affiliates and their respective officers and directors, including a covenant not to compete, in a form to be provided by the Company (the “Release”); (b) the Participant does not timely revoke the Release; and (c) the Release becomes effective and irrevocable in accordance with its terms on or before the sixtieth (60th) day following the Termination Date; provided, however, that to the extent that any severance payment or benefit is deferred compensation under Section 409A, and is not otherwise exempt from the application of Section 409A, then, if the period during which the Participant may consider and sign the Release spans two (2) calendar years, the severance payment or benefit will not begin until the second (2nd) calendar year. In addition, if a Participant materially breaches any of the material terms of the Release, then the Participant shall not be eligible for any further severance payment or benefits and may be required to repay any severance payments or benefits already paid to the Participant pursuant to the Plan.

7. Protective Covenants. As a condition to receiving the severance payments and benefits payable to a Participant under Sections 4(b)(ii)-(vi) or Sections 4(c)(ii)-(vi) hereof, which the Participant acknowledges are good and valuable consideration, the Participant shall be required to agree to the protective covenants, including to maximum extent permitted by applicable law, non-competition, non-solicitation of employees and customers, non-interference and non-disparagement covenants, set forth in a form to be provided by the Company. If a Participant materially violates any of the material provisions of the protective covenants, such Participant shall immediately forfeit his right to receive any severance payment or benefits, the Company shall have no further obligation to make any payment of severance payments or benefits to such Participant, and such Participant shall be obligated to repay severance payments or benefits already paid to the Participant pursuant to the Plan to the maximum extent permitted by applicable law.

8. No Mitigation. In no event shall a Participant be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Participant under any of the provisions of the Plan and such amounts shall not be reduced whether or not the Participant obtains other employment.

9. Effect on Other Plans, Agreements and Benefits.

(a) Relation to Other Benefits. Unless otherwise provided herein, nothing in the Plan shall prevent or limit a Participant’s continuing or future participation in any plan, program, policy or practice provided by the Company and/or its Affiliates for which the Participant may qualify, nor, except as explicitly set forth in the Plan, shall anything herein limit or otherwise affect such rights as a Participant may have under any other contract or agreement with the Company and/or its Affiliates. Any economic or other benefit to a Participant under the Plan will not be taken into account in determining any benefits to which the Participant may be entitled under any profit-sharing, retirement, workers compensation or other benefit or compensation plan maintained by the Company and/or its Affiliates (except to the extent provided otherwise in any such plan with respect to Accrued Compensation).

(b) Non-Duplication. Notwithstanding the foregoing provisions of Section 9(a) hereof, any severance benefits received by a Participant pursuant to the Plan shall be in lieu of any general severance policy or other severance plan maintained by the Company and/or its Affiliates (other than a stock option, restricted stock, share or unit, performance share or unit, long-term transition incentive award, supplemental retirement, deferred compensation or similar plan or agreement which may contain provisions operative on a termination of the Participant’s employment or may incidentally refer to accelerated vesting or accelerated payment upon a termination of employment). Further, as a condition of participating in the Plan, each Participant who is a party to an offer letter, employment agreement or other contract that otherwise would provide for severance benefits acknowledges and agrees that the severance benefits payable under the Plan shall be in lieu of and in full substitution for (and not in duplication of), any right to severance benefits under any such employment agreement or offer letter with the Company and/or its Affiliates. In addition, while no Participant shall be entitled to receive severance payments under both Sections 4(b) and 4(c) of the Plan for the same Qualified Termination and in the event a Participant’s Qualified Termination occurs within the Change in Control Period, such Participant shall be entitled to the higher severance payments provided for in Section 4(c) of the Plan.

10. Certain Tax Matters. In the event it shall be determined that any payment or distribution by the Company and/or its Affiliates to or for the benefit of a Participant (whether paid or payable or distributed or distributable pursuant to the terms of the Plan or otherwise) (the “Total Payments”), is or will be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Total Payments shall be reduced to the maximum amount that could be paid to the Participant without giving rise to the Excise Tax (the “Safe Harbor Cap”), if the net after-tax benefit to the Participant after reducing the Participant’s Total Payments to the Safe Harbor Cap is greater than the net after-tax (including the Excise Tax) benefit to the Participant without such reduction. The reduction of the amounts payable hereunder, if applicable, shall be made by reducing first the payments made pursuant to Section 4(c)(ii) of the Plan, then to the payments made pursuant to Section 4(c)(iii) of the Plan, then to the payments made pursuant to Section 4(c)(iv) of the Plan and then to any other payment that triggers such Excise Tax in the following order: (a) reduction of cash payments, (b) cancellation of accelerated vesting of equity awards (based on the reverse order of the date of grant), and (c) reduction of any other payments due to the Participant (with benefits or payments in any group having different payment terms being reduced on a pro-rata basis). All mathematical determinations, and all determinations as to whether any of the Total Payments are “parachute payments” (within the meaning of Section 280G of the Code), that are required to be made under this paragraph, including determinations as to whether the Total Payments to Participant shall be reduced to the Safe Harbor Cap and the assumptions to be utilized in arriving at such determinations, shall be made at the Company’s expense by a nationally recognized accounting or valuation firm selected by the Administrator prior to the relevant Change in Control.

11. Administration.

(a) The Administrator shall have all powers and duties reasonably necessary to fulfill its responsibilities, including, but not limited to, the reasonable discretion to interpret, construe, and apply the provisions of this Plan, to determine all questions relating to eligibility for benefits under this Plan, and to make any findings of fact needed in the administration of this Plan. Following a Change in Control, the validity of any such interpretation, construction, decision, or finding of fact shall be given de novo review if challenged in court, by arbitration, or in any other forum, and such de novo standard shall apply notwithstanding the grant of discretion hereunder to the Administrator.

12. Claims for Benefits.

(a) Filing a Claim. Any Participant or beneficiary who wishes to file a claim for benefits under the Plan must file his or her claim in writing with the Administrator within ninety (90) days of any termination of employment from the Company and its Affiliates.

(b) Review of a Claim. The Administrator shall, within ninety (90) calendar days after receipt of such written claim (unless special circumstances require an extension of time, but in no event more than one hundred eighty (180) calendar days after such receipt), send a written notification to the Participant or beneficiary as to its disposition. If the claim is wholly or partially denied, such written notification shall (i) state the specific reason or reasons for the denial, (ii) make specific reference to pertinent Plan provisions on which the denial is based, (iii) provide a description of any additional material or information necessary for the Participant or beneficiary to perfect the claim and an explanation of why such material or information is necessary, and (iv) set forth the procedure by which the Participant or beneficiary may appeal the denial of his or her claim, including, without limitation, a statement of the claimant’s right to bring an action under Section 502(a) of ERISA following an adverse determination on appeal.

(c) Appeal of a Denied Claim. If a Participant or beneficiary wishes to appeal the denial of his or her claim, he or she must request a review of such denial by making application in writing to the Administrator within sixty (60) calendar days after receipt of such denial. Such Participant or beneficiary (or his or her duly authorized legal representative) may, upon written request to the Administrator, (i) review any documents pertinent to his or her claim, and (ii) submit, in writing, issues and comments in support of his or her position. A Participant or beneficiary who fails to file an appeal within the 60-day period set forth in this Section 12(c) shall be prohibited from doing so at a later date or from bringing an action under ERISA.

(d) Review of a Claim on Appeal. Within sixty (60) calendar days after receipt of a written appeal (unless the Administrator determines that special circumstances, such as the need to hold a hearing, require an extension of time, but in no event more than one hundred twenty (120) calendar days after such receipt), the Administrator shall notify the Participant or beneficiary of the final decision. The final decision shall be in writing and shall include: (i) specific reasons for the decision, written in a manner calculated to be understood by the claimant, (ii) specific references to the pertinent Plan provisions on which the decision is based, (iii) a statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents relevant to the claim for benefits, and (iv) a statement describing the claimant’s right to bring an action under Section 502(a) of ERISA.

(e) Time for Filing an Action. A Participant must bring any action under Section 502(a) of ERISA within one year of the date the Participant’s claim is denied on appeal under Section 12(d).

13. Participants Deemed to Accept Plan. By accepting any payment or benefit under the Plan, each Participant and each person claiming under or through any such Participant shall be conclusively deemed to have indicated his or her acceptance and ratification of, and consent to, all of the terms and conditions of the Plan and any action taken under the Plan by the Administrator, the Company and/or its Affiliates, in any case in accordance with the terms and conditions of the Plan.

14. Successors.

(a) Company Successors. The Plan shall bind any successor of the Company, its assets or its businesses (whether direct or indirect, by purchase, merger, consolidation or otherwise), in the same manner and to the same extent that the Company would be obligated under the Plan if no succession had taken place. The Company shall require any such successor to expressly assume and agree to perform the Plan in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.

(b) Participant Successors. The rights of a Participant to receive any benefits hereunder shall not be assignable, transferable or delegable, whether by pledge, creation of a security interest or otherwise, other than by a transfer by his or her will or by the laws of descent and distribution and, in the event of any attempted assignment or transfer contrary to this Section 14(b), the Company shall have no liability or obligation to pay any amount so attempted to be assigned, transferred or delegated.

15. Unfunded Status. All payments pursuant to the Plan shall be made from the general funds of the Company, and no special or separate fund shall be established or other segregation of assets made to assure payment. No Participant or other person shall have under any circumstances any interest in any particular property or assets of the Company as a result of participating in the Plan.

16. Withholding. The Company and/or its Affiliates may withhold from any amounts payable under the Plan all federal, state, city or other taxes as the Company and/or its Affiliates are required to withhold pursuant to any law or government regulation or ruling.

17. Notices. Any notice provided for in the Plan shall be in writing and shall be either personally delivered, sent by reputable overnight carrier or mailed by first class mail, return receipt requested, to the recipient. Notices to Participant shall be sent to the address of Participant most recently provided to the Company. Notices to the Company should be sent to:

MasterCraft Boat Holdings, Inc.

Attn: Corporate Secretary

100 Cherokee Cove Drive

Vonore, Tennessee 37885

Notice and communications shall be effective (a) on the date of delivery, if delivered by hand, (b) on the first business day following the date of dispatch, if delivered utilizing overnight courier, or (c) three (3) business days after having been mailed, if sent by first class mail.

18. Amendments; Termination. The Administrator expressly reserves the universal right to amend, modify, terminate or discontinue the Plan at any time; provided, however, that (a) no amendment or termination of, or discontinuance of participation in, the Plan will decrease the amount of any severance pay or benefits awarded but not yet fully paid to a Participant prior to the date of such amendment or termination without the written consent of the Participant, (b) no such amendment, modification, termination or discontinuation that would impair the rights of a Participant shall be effective unless: (i) such amendment, modification, termination or discontinuance is approved by the Board; and (ii) such amendment, modification, termination or discontinuance does not become effective until the twelve (12) month anniversary of the date approved by the Board, unless the affected Participant provides advance written consent to such amendment, modification, termination or discontinuance. In addition, during a Change in Control Period or otherwise in connection with or in anticipation of a Change in Control, the Company may not amend, modify, terminate or discontinue the Plan in any manner that would adversely affect the rights of any Participant under the Plan, unless the Participant provides advance written consent to such amendment, modification, termination or discontinuance.

19. Governing Law. The Plan shall be governed, construed, interpreted and enforced in accordance with the substantive laws of the state of Delaware, without regard to conflicts of law principles.

20. Severability. Whenever possible, each provision of the Plan shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of the Plan is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but the Plan shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

21. Headings. Headings in the Plan are inserted for convenience of reference only and are not to be considered in the construction of the provisions hereof.

22. Section 409A.

(a) In General. Section 409A of the Code and the regulations and guidance promulgated thereunder (collectively, “Section 409A”) impose payment restrictions on “nonqualified deferred compensation” (i.e., potentially including payments owed to a Participant upon termination of employment). Failure to comply with these restrictions could result in negative tax consequences to a Participant, including immediate taxation, interest and a twenty percent (20%) additional income tax. It is the Company’s intent that the Plan be exempt from the application of, or otherwise comply with, the requirements of Section 409A. Specifically, any taxable benefits or payments provided under the Plan are intended to qualify for the “short-term deferral” exception to Section 409A to the maximum extent possible, and to the extent they do not so qualify, are intended to qualify for the involuntary separation pay exceptions to Section 409A to the maximum extent possible. Each installment of any taxable benefits or payments provided under the Plan is intended to be treated as a separate payment for purposes of Section 409A. To the extent that Section 409A is applicable to any taxable benefit or payment, and if a Participant is a “specified employee” as determined by the Company in accordance with Section 409A, then notwithstanding any provision in the Plan to the contrary and to the extent required to comply with Section 409A, all such amounts that would otherwise be paid or provided to such Participant during the first six (6) months following the Termination Date shall instead be accumulated through and paid or provided (without interest) on the first (1st) business day following the six (6)-month anniversary of the Termination Date. With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Section 409A: (i)

the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit; (ii) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year; and (iii) such payments shall be made on or before the last day of the Participant’s taxable year following the taxable year in which the expense occurred, or such earlier date as required hereunder.

(b) Separation from Service. A termination of employment shall not be deemed to have occurred for purposes of any provision of the Plan providing for the payment of any amounts or benefits that are deferred compensation subject to Section 409A upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A and the Participant is no longer providing services (at a level that would preclude the occurrence of a “separation from service” within the meaning of Section 409A) to the Company and/or its Affiliates as an employee or consultant, and for purposes of any such provision of the Plan, references to a “termination,” “termination of employment” or like terms shall mean “separation from service” within the meaning of Section 409A.

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